Filed Pursuant to Rule 424(b)(3)
Registration No. 333-223611

PROXY STATEMENT OF LAYNE CHRISTENSEN COMPANY	PROSPECTUS OF GRANITE CONSTRUCTION INCORPORATED

May 15, 2018

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

Dear Layne Stockholders:

You are cordially invited to attend a special meeting of the stockholders of Layne Christensen Company, a Delaware corporation (“Layne”), which will be held at 9:00 a.m. (Central Time), on June 13, 2018 located at 1800 Hughes Landing Boulevard, Ste. 700, The Woodlands, TX 77380 (the “Special Meeting”).

Layne, Granite Construction Incorporated, a Delaware corporation (“Granite”), and Lowercase Merger Sub Incorporated (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Granite, have entered into an Agreement and Plan of Merger, dated as of February 13, 2018 (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will be merged with and into Layne, with Layne surviving the merger as a wholly owned subsidiary of Granite (the “Merger”). The board of directors of each of Granite and Layne has unanimously approved the Merger.

If the Merger is completed, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of Layne (“Layne Common Stock”) that is issued and outstanding will be cancelled and automatically converted into the right to receive 0.27 shares of common stock, par value $0.01 per share, of Granite (“Granite Common Stock”).

Upon completion of the Merger, former Layne stockholders will own about 5,435,720 shares, or approximately 12% of the outstanding shares, of Granite Common Stock on a fully diluted basis (excluding any shares that may subsequently be issued in connection with any conversion of the 8.0% Convertible Notes into shares of Granite Common Stock following the Merger). No fractional shares will be issued in the Merger. Layne’s stockholders will receive cash in lieu of any fractional shares.

At the Special Meeting, Layne stockholders will be asked to adopt the Merger Agreement, and approve other related proposals. Information about the Special Meeting, the Merger and other related business to be considered by Layne stockholders at the Special Meeting is included in this proxy statement/prospectus. We urge all Layne stockholders to read this proxy statement/prospectus, including the annexes, and the Layne and Granite filings incorporated by reference into this proxy statement/prospectus carefully and in their entirety. In particular, we urge you to read carefully the Risk Factors beginning on page 22.

Your vote is very important regardless of the number of shares of Layne Common Stock that you own. The Merger cannot be completed without the adoption of the Merger Agreement by the affirmative vote of a majority of the outstanding shares of Layne Common Stock entitled to vote at the Special Meeting. Whether or not you plan to attend the Special Meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus to make sure that your shares are represented at the Special Meeting. Your failure to vote your shares of Layne Common Stock at the Special Meeting will have the same effect as a vote against the proposal to adopt the Merger Agreement. The Board of Directors of Layne unanimously recommends that you vote “FOR” the adoption of the Merger Agreement and “FOR” the other proposals described in this proxy statement/prospectus.

Shares of Layne Common Stock are listed on the Nasdaq Global Select Market under the symbol “LAYN.” Shares of Granite Common Stock are listed on the New York Stock Exchange under the symbol “GVA.” We urge you to obtain current market quotations for shares of Layne Common Stock and Granite Common Stock.

We appreciate your continued support and interest in Layne.

Sincerely yours,

Michael J. Caliel

President and Chief Executive Officer

Layne Christensen Company

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Merger or the other transactions described in this proxy statement/prospectus or the securities to be issued in connection with the Merger or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated May 15, 2018 and is expected to be first mailed to Layne stockholders on or about May 15, 2018.

Layne Christensen Company

1800 Hughes Landing Blvd., Ste. 800

The Woodlands, Texas 77380

Notice of Special Meeting of Stockholders

To be Held on June 13, 2018

To the Stockholders of Layne Christensen Company:

Notice is hereby given that a special meeting of stockholders of Layne Christensen Company (“Layne”) will be held on June 13, 2018 at 9:00 a.m. (Central Time), located at 1800 Hughes Landing Boulevard, Ste. 700, The Woodlands, TX 77380 (the “Special Meeting”), for the following purposes:

1.	to adopt the Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 13, 2018, by and among Layne, Granite Construction Incorporated (“Granite”) and Lowercase Merger Sub Incorporated (“Merger Sub”), pursuant to which Merger Sub will be merged with and into Layne, with Layne surviving as a wholly owned subsidiary of Granite;

2.	to approve, on a non-binding, advisory basis, the compensation payments that will or may be paid by Layne to its named executive officers in connection with the Merger (the “compensation proposal”); and

3.	to approve any proposal to adjourn the Special Meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, sufficient votes to adopt the Merger Agreement have not been obtained by Layne (the “adjournment proposal”).

Approval of the proposal to adopt the Merger Agreement is required for completion of the Merger. Neither the compensation proposal nor the adjournment proposal is a condition to the obligations of Layne or Granite to complete the Merger.

Layne will transact no other business at the Special Meeting except for the proposals set forth above or such other business as may properly be brought before the Special Meeting or any adjournment or postponement thereof. Please refer to this proxy statement/prospectus, which also includes a copy of the Merger Agreement as Annex A, for further information with respect to the business to be transacted at the Special Meeting.

The Board of Directors of Layne has set May 11, 2018 as the record date (the “Record Date”) for the Special Meeting. Only Layne stockholders of record at the close of business on the Record Date may vote at the Special Meeting and any adjournments thereof. A list of Layne stockholders entitled to vote at the Special Meeting will be available for inspection at Layne’s offices in The Woodlands, Texas for any purpose relevant to the Special Meeting during normal business hours for a period of ten days before the Special Meeting and at the Special Meeting. We urge you to read carefully this proxy statement/prospectus in its entirety, including the Annexes and the documents incorporated by reference herein.

The approval of the proposal to adopt the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Layne Common Stock entitled to vote at the Special Meeting. The compensation proposal and the adjournment proposal each require the affirmative vote of a majority of the votes cast “FOR” or “AGAINST” by the Layne stockholders present in person or represented by proxy at the Special Meeting and entitled to vote on such proposal, although the compensation proposal vote will not be binding on Layne. Abstentions will have the same effect as a vote against the proposal to adopt the Merger Agreement. Abstentions will have no effect on the adjournment proposal and compensation proposal. The Board of

Directors of Layne has unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that you vote “FOR” each of these proposals.

By Order of the Board of Directors,

Steven F. Crooke

Senior Vice President – Chief Administrative Officer,

General Counsel and Secretary

May 15, 2018

The Woodlands, Texas

PLEASE FOLLOW THE INSTRUCTIONS ON THE ENCLOSED PROXY CARD AND SUBMIT YOUR PROXY PROMPTLY. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT SUBMITTING A PROXY FOR YOUR SHARES OF LAYNE COMMON STOCK, YOU SHOULD CONTACT ALLIANCE ADVISORS LLC, LAYNE’S PROXY SOLICITOR. STOCKHOLDERS PLEASE CALL TOLL-FREE AT (833) 795-8493 (BANKS AND BROKERS PLEASE CALL COLLECT AT (973) 873-7700.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

Granite Construction Incorporated (“Granite”) has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Granite. Layne Christensen Company (“Layne”) has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Layne. Granite and Layne have both contributed to information relating to the Merger.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated May 15, 2018, and is based on information as of that date or such other date as may be noted. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any other date. You should not assume that the information contained in any document incorporated or deemed to be incorporated by reference herein is accurate as of any date other than the date of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference into this proxy statement/prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference into this proxy statement/prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus. Neither the mailing of this proxy statement/prospectus to the stockholders of Layne nor the taking of any actions contemplated hereby by Granite or Layne at any time will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

Unless otherwise indicated or as the context otherwise requires, all references in this proxy statement/prospectus to:

•	“4.25% Convertible Notes” refer to the 4.25% Convertible Senior Notes due 2018 of Layne;

•	“8.0% Convertible Notes” refer to the 8.0% Senior Secured Second Lien Convertible Notes due 2019 of Layne;

•	“adjournment proposal” refer to the proposal to approve adjournments of the Special Meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, sufficient votes to adopt the Merger Agreement have not been obtained by Layne;

•	“Cetus Funds” refer, collectively, to Cetus Capital II, LLC, Cetus Capital III, L.P., Littlejohn Opportunities Master Fund LP, VSS Fund, L.P. and OFM II, L.P.;

•	“Code” refer to the Internal Revenue Code of 1986, as amended;

•	“compensation proposal” refer to the proposal to approve, on a non-binding advisory basis, the compensation payments that will or may be paid by Layne to its named executive officers in connection with the Merger;

•	“Confidentiality Agreement” refer to the Confidentiality Agreement, dated November 15, 2016, between Layne and Granite;

•	“Convertible Notes” refer to the (a) 4.25% Convertible Notes and (b) 8.0% Convertible Notes;

•	“Credit Facility Amendment” refer to Amendment No. 1 to Second Amended and Restated Credit Agreement, dated as of February 23, 2018, by and among Granite, Granite Construction Company, and GILC Incorporated, as borrowers, Bank of America, N.A., as Administrative Agent, and the lenders party thereto;

•	“Deloitte” refer to Deloitte & Touche LLP, the independent registered public accounting firm of Layne;

•	“DGCL” refer to the Delaware General Corporation Law;

•	“DOJ” refer to the United States Department of Justice;

(i)

•	“Effective Time” refer to the filing of the certificate of merger with the Secretary of State of the State of Delaware or at such later date and time as Granite and Layne may agree upon and as is set forth in such certificate of merger;

•	“Exchange Act” refer to the Securities Exchange Act of 1934, as amended;

•	“Exchange Ratio” refer to 0.27 shares of Granite Common Stock for each share of Layne Common Stock issued and outstanding immediately prior to the Effective Time;

•	“Executives” refer to the following executive officers of Layne: Messrs. Caliel, Anderson, Crooke, Maher and Purlee;

•	“FTC” refer to the United States Federal Trade Commission;

•	“Funds” refer, collectively, to Highbridge Capital Management, LLC, as the trading manager of 1992 MSF International Ltd. and Highbridge Tactical Credit & Convertibles Master Fund, L.P.;

•	“GAAP” refer to Generally Accepted Accounting Principles in the United States of America;

•	“Granite” refer to Granite Construction Incorporated, a Delaware corporation;

•	“Granite Board” refer to the Board of Directors of Granite;

•	“Granite Bylaws” refer to the Amended Bylaws of Granite;

•	“Granite Charter” refer to the Certificate of Incorporation of Granite, as amended;

•	“Granite Common Stock” refer to the common stock, par value $0.01 per share, of Granite;

•	“Granite Common Stock Price” refer to the volume-weighted average trading price of Granite Common Stock for the 10-trading day period ending on the third trading day immediately preceding the closing of the Merger.

•	“Granite Forecasts” refer to certain non-public financial forecasts for the years ended 2018 through 2020 provided to Layne by Granite management in connection with the Merger;

•	“Granite Securities” refer to Granite capital stock of any class or any other ownership interest in Granite or any of its subsidiaries;

•	“Granite Tax Opinion” refer to the tax opinion to be provided to Granite as provided in the Merger Agreement;

•	“Greentech” refer to Greentech Capital Advisors, LLC, financial advisor to Layne;

•	“HSR Act” refer to the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	“Intended Tax Treatment” refer to Layne’s and Granite’s intention that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•	“IRS” refer to the United States Internal Revenue Service;

•	“Layne” refer to Layne Christensen Company, a Delaware corporation;

•	“Layne Board” refer to the Board of Directors of Layne;

•	“Layne Bylaws” refer to the Amended and Restated Bylaws of Layne;

•	“Layne Charter” refer to the Amended and Restated Certificate of Incorporation of Layne;

•	“Layne Common Stock” refer to the common stock, par value $0.01 per share, of Layne;

•	“Layne Equity Award Consideration” refer to (a) the Exchange Ratio multiplied by (b) the Granite Common Stock Price;

(ii)

•	“Layne Equity Plan” refer to any stock option, stock incentive, stock purchase or other equity-based compensation plan, sub-plan or non-plan agreement sponsored or maintained by Layne or any of its subsidiaries or affiliates of Layne or to which any such entity is a party;

•	“Layne PSU” refer to an outstanding restricted stock unit award in respect of shares of Layne Common Stock granted by Layne and subject to performance-based vesting requirements;

•	“Layne RSU” refer to an outstanding restricted stock unit award in respect of shares of Layne Common Stock granted by Layne that is not a Layne PSU;

•	“Layne Stock Option” refer to an outstanding option to purchase shares of Layne Common Stock granted by Layne;

•	“Layne Tax Opinion” refer to the tax opinion to be provided to Layne as provided in the Merger Agreement;

•	“Merger” refer to the merger of Merger Sub with and into Layne, with Layne surviving the merger as a wholly owned subsidiary of Granite;

•	“Merger Agreement” refer to the Agreement and Plan of Merger, dated as of February 13, 2018, by and among Layne, Granite and Merger Sub, a copy of which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein;

•	“Merger Consideration” refer to the consideration payable in the Merger by Granite to Layne stockholders in respect of each share of Layne Common Stock outstanding immediately prior to the Effective Time, which consideration is based on the Exchange Ratio;

•	“Merger Sub” refer to Lowercase Merger Sub Incorporated, a Delaware corporation and a wholly owned subsidiary of Granite;

•	“Nasdaq” refer to the Nasdaq Global Select Market;

•	“Note Purchase Agreement” refer to the note purchase agreement, dated as of December 12, 2007, by and among Granite and each of the institutional investors party thereto, as noteholders;

•	“NPA Amendment” refer to the Third Amendment to the Note Purchase Agreement, dated as of April 18, 2018, by and among Granite and each of the institutional investors party thereto, as noteholders;

•	“NYSE” refer to the New York Stock Exchange;

•	“Perella Weinberg” refer to Perella Weinberg Partners L.P., financial advisor to Granite;

•	“Pro Forma Balance Sheet” refer to Granite’s unaudited pro forma balance sheet;

•	“Pro Forma Financial Statements” refer to Granite’s pro forma unaudited condensed combined financial statements;

•	“Pro Forma Income Statements” refer to Granite’s unaudited pro forma condensed combined statements of income;

•	“Record Date” refer to May 11, 2018, the date on which holders of Layne Common Stock must be holders of record in order to receive notice of, and to vote at, the Special Meeting;

•	“Reporting Persons” refer, collectively, to Corre Opportunities Qualified Master Fund, LP, Corre Opportunities II Master Fund LP, Corre Opportunities Fund, LP, Corre Partners Advisors, LLC, Corre Partners Management, LLC, John Barrett and Eric Soderlund;

•	“SEC” refer to the United States Securities and Exchange Commission;

•	“Securities Act” refer to the Securities Act of 1933, as amended;

(iii)

•	“Senior Credit Facility” refer to the Second Amended and Restated Credit Agreement, dated as of October 30, 2015 by and among Granite, Granite Construction Company, and GILC Incorporated, as borrowers, Bank of America, N.A. as Administrative Agent, Collateral Agent, Swing Line Lender and L/C Issuer, and the lenders party thereto;

•	“Special Meeting” refer to the meeting of Layne stockholders to be held at 9:00 a.m. (Central Time), on June 13, 2018, located at 1800 Hughes Landing Boulevard, Ste. 700, The Woodlands, TX 77380;

•	“Surviving Corporation” refer to Layne as a wholly owned subsidiary of Granite following the Merger;

•	“Voting Stockholders” refer to Wynnefield Capital Management, LLC and certain of its affiliates and all of Layne’s directors and Executives;

•	“Voting Agreements” refer to the voting agreements entered into by Granite with each of the Voting Stockholders; and

•	“Wynnefield Partners Small Cap Value Funds” refer, collectively, to Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, the Wynnefield Partners Small Cap Value Offshore Fund, Ltd., Wynnefield Capital Management, LLC, Wynnefield Capital, Inc., the Wynnefield Capital, Inc. Profit Sharing Plan, Nelson Obus and Joshua Landes.

(iv)

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about each of Granite and Layne from documents that each company has filed or will file with the SEC but that are not being included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You may read and copy the documents incorporated by reference in this proxy statement/prospectus and other information about each of Granite and Layne that is filed with the SEC under the Exchange Act at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You can also obtain such documents free of charge through the SEC’s website, www.sec.gov, or by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

For information about Granite: By Mail: Granite Construction Incorporated 585 West Beach Street Watsonville, California 95076 Attention: Investor Relations By Telephone: (831) 724-1011	For information about Layne: By Mail: Layne Christensen Company 1800 Hughes Landing Blvd., Ste 800 The Woodlands, Texas 77380 Attention: Investor Relations By Telephone: (281) 475-2600

If you would like to request any documents, please do so by June 5, 2018 in order to receive them before the Special Meeting.

For additional information on documents incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 145 of this proxy statement/prospectus. Please note that information contained on the websites of Granite or Layne is not incorporated by reference in, or considered to be part of, this proxy statement/prospectus.

(v)

-i-

-ii-

QUESTIONS AND ANSWERS

The questions and answers below highlight only selected information from this proxy statement/prospectus and are intended to briefly address some commonly asked questions about, among other things, the Special Meeting, the Merger Agreement and the Merger. The Layne Board is soliciting proxies from its stockholders to vote at the Special Meeting, to be held at 9:00 a.m. (Central Time), on June 13, 2018 located at 1800 Hughes Landing Boulevard, Ste. 700, The Woodlands, TX 77380, and any adjournment or postponement of the Special Meeting.

These questions and answers do not contain all of the information that may be important to you. You should carefully read this entire proxy statement/prospectus and the additional documents incorporated by reference into this proxy statement/prospectus to fully understand the matters to be acted upon and the voting procedures for the Special Meeting. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under “Where You Can Find More Information” beginning on page 145 of this proxy statement/prospectus.

Q:	Why have I received this proxy statement/prospectus?

A:	You are receiving this proxy statement/prospectus because you were a stockholder of record of Layne on May 11, 2018, the Record Date for the Special Meeting. On February 13, 2018, each of the Granite Board and the Layne Board unanimously approved the Merger Agreement, pursuant to which Layne will become a wholly owned subsidiary of Granite. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A, which Granite and Layne encourage you to review.

Your vote is important. In order to complete the Merger, Layne stockholders must vote to adopt the Merger Agreement. Adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Layne Common Stock entitled to vote on this proposal.

This proxy statement/prospectus is being delivered to you as both a proxy statement of Layne and a prospectus of Granite. It is a proxy statement because the Layne Board is soliciting proxies from Layne stockholders to vote on the adoption of the Merger Agreement at the Special Meeting as well as the other matters set forth in the notice of the Special Meeting and described in this proxy statement/prospectus, and your proxy will be used at the Special Meeting or at any adjournment or postponement of the Special Meeting. It is a prospectus because Granite will issue Granite Common Stock to Layne stockholders in the Merger. On or about May 15, 2018, Layne intends to begin to deliver to its stockholders of record as of the close of business on the Record Date printed copies of these materials.

Q:	What are the specific proposals on which I am being asked to vote at the Special Meeting?

A:	Layne stockholders are being asked to vote on:

•	a proposal to adopt the Merger Agreement, pursuant to which Merger Sub will merge with and into Layne, with Layne surviving the Merger as a wholly owned subsidiary of Granite;

•	a proposal to approve, on a non-binding, advisory basis, the compensation payments that will or may be paid by Layne to its named executive officers in connection with the Merger, which we refer to herein as the compensation proposal; and

•	a proposal to approve any proposal to adjourn the Special Meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, sufficient votes to adopt the Merger Agreement have not been obtained by Layne, which we refer to herein as the adjournment proposal.

The adoption by Layne stockholders of the Merger Agreement is a condition to the consummation of the Merger. Neither the approval of the compensation proposal nor the approval of the Layne adjournment proposal is a condition to the Merger.

Q:	What will I receive for my shares of Layne Common Stock in the Merger?

A:	In the Merger, each share of Layne Common Stock issued and outstanding immediately prior to the Effective Time will be cancelled and automatically converted into the right to receive 0.27 shares of Granite Common Stock. You will receive cash in lieu of any fractional share.

You will own shares of Granite Common Stock and will no longer own shares in Layne following the Merger. See “The Merger Agreement” beginning on page 105 of this proxy statement/prospectus.

Q:	Where will the shares of Granite Common Stock that I receive in the Merger be traded?

A:	Shares of Granite Common Stock are traded on NYSE under the symbol “GVA.” Granite will apply to have the new shares of Granite Common Stock issued in the Merger listed on NYSE upon consummation of the Merger.

Q:	How does the Layne Board recommend that Layne stockholders vote?

A:	At a meeting duly called and held on February 13, 2018, the Layne Board unanimously determined that the Merger Agreement and the Merger were in the best interests of Layne and its stockholders. The Layne Board unanimously recommends that Layne stockholders vote “FOR” the proposal to adopt the Merger Agreement, “FOR” the compensation proposal and “FOR” the adjournment proposal. See “The Merger— Layne Board Recommendation and its Reasons for the Merger” beginning on page 78 of this proxy statement/prospectus.

Q:	When and where is the Special Meeting?

A:	The Special Meeting will be held at 9:00 a.m. (Central Time), on June 13, 2018 located at 1800 Hughes Landing Boulevard, Ste. 700, The Woodlands, TX 77380. For additional information about the Special Meeting, see “The Special Meeting” beginning on page 51 of this proxy statement/prospectus.

Q:	What is a quorum for purposes of the Special Meeting?

A:	A quorum of outstanding shares of Layne Common Stock is necessary to take action at the Special Meeting. Holders of a majority of the outstanding shares of Layne Common Stock entitled to vote as of the Record Date must be present, in person or by proxy, at the Special Meeting to constitute a quorum and to conduct business at the Special Meeting. Your shares are counted as present if you attend the Special Meeting in person or properly vote by telephone, over the Internet, or by submitting a properly executed proxy card by mail. The inspector of election will treat abstentions as present for purposes of determining the presence of a quorum.

Q:	Who can vote at the Special Meeting?

A:	Holders of record at the close of business as of the Record Date of Layne Common Stock will be entitled to notice of and to vote at the Special Meeting. Each of the shares of Layne Common Stock issued and outstanding on the Record Date is entitled to one vote at the Special Meeting with regard to each of the proposals described above.

As of May 11, 2018, the Record Date for determining stockholders of Layne entitled to vote at the Special Meeting, there were 20,059,489 shares of Layne Common Stock outstanding and entitled to vote at the Special Meeting, held by approximately 160 holders of record.

Q:	How many votes do I have if I am a Layne stockholder?

A:	Each share of Layne Common Stock that you own at the close of business on the Record Date will entitle you to one vote on each proposal presented at the Special Meeting.

Q:	How many votes are required to approve each proposal, and what happens if I abstain?

A:	Proposal 1—Adoption of the Merger Agreement. Adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the shares of Layne Common Stock outstanding on the Record Date. Abstentions and failures to vote will have the same effect as a vote against the adoption of the Merger Agreement.

Proposal 2—Approval, on an Advisory Basis, of Certain Compensatory Arrangements with Layne Named Executive Officers. Approval of the compensation proposal requires the approval of a majority of the votes cast “FOR” or “AGAINST” by the Layne stockholders present in person or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and failures to vote will have no effect on the compensation proposal.

Proposal 3—Adjournments of the Special Meeting. Approval of the adjournment proposal requires the approval of a majority of the votes cast “FOR” or “AGAINST” by the Layne stockholders present in person or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and failures to vote will have no effect on the adjournment proposal.

The Layne Board unanimously recommends that Layne stockholders vote “FOR” the proposal to adopt the Merger Agreement, “FOR” the compensation proposal and “FOR” the adjournment proposal.

In connection with the execution of the Merger Agreement, certain of Layne’s stockholders (including all of Layne’s directors and named executive officers) entered into voting agreements with Granite, pursuant to which they agreed to vote, and granted Granite an irrevocable proxy to vote, their shares of Layne Common Stock in favor of the proposals to be considered at the Special Meeting, including the proposal to adopt the Merger Agreement. As of the Record Date, these stockholders collectively beneficially owned approximately 10.0% of the outstanding shares of Layne Common Stock entitled to vote at the Special Meeting. If the Merger Agreement is terminated in accordance with its terms, these voting agreements will also terminate. A form of the voting agreements is attached hereto as Annex B. See “The Voting Agreements” beginning on page 129 of this proxy statement/prospectus.

Q:	What will happen if all of the proposals to be considered at the Special Meeting are not approved?

A:	As a condition to completion of the Merger, Layne stockholders must adopt the Merger Agreement at the Special Meeting. Completion of the Merger is not conditioned or dependent upon the approval of the compensation proposal or the adjournment proposal.

Q:	Why am I being asked to consider and vote upon a proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Layne’s named executive officers that is based on or otherwise relates to the Merger?

A:	Under SEC rules, Layne is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to Layne’s named executive officers that is based on or otherwise relates to the Merger.

Q:	What happens if the compensation proposal is not approved?

A:	Approval of the compensation proposal is not a condition to the completion of the Merger. The vote is a non-binding, advisory vote. If the Merger is completed, Layne will be obligated to pay all or a portion of this compensation to its named executive officers in connection with the Merger or certain terminations or cessations of employment following the Merger, even if Layne stockholders fail to approve the compensation proposal.

Q:	If I own Layne RSUs or Layne PSUs as of the Record Date issued pursuant to the Layne Equity Plan, will I be able to vote on the matters to be voted upon at the Special Meeting?

A:	No. Layne RSUs and Layne PSUs do not carry any rights to vote at a meeting of Layne stockholders.

Q:	If I am a Layne stockholder and my shares of Layne Common Stock are held in “street name” by a broker, bank or other nominee, how do I vote my shares?

A:	If your shares are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in “street name” and this proxy statement/prospectus is being sent to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Special Meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. Your nominee or intermediary will vote your shares only if you provide instructions on how to vote by properly completing the voting instruction form sent to you by your nominee or intermediary with this proxy statement/prospectus.

Q:	Who can attend the Special Meeting?

A:	Stockholders of record, or their duly authorized proxies, may attend the Special Meeting. To gain admittance, you must present valid picture identification, such as a driver’s license or passport. If you hold shares in “street name” (through a broker, bank or other nominee) and wish to attend the Special Meeting, you will also need to bring a copy of a brokerage statement (in a name matching your photo identification) reflecting your stock ownership as of the Record Date. If you are a representative of a corporate or institutional stockholder, you must present valid photo identification along with proof that you are a representative of such stockholder.

Please note that use of cameras, recording devices and other electronic devices will not be permitted at the Special Meeting.

Regardless of whether you intend to attend the Special Meeting, you are encouraged to vote your shares of Layne Common Stock as promptly as possible. Voting your shares will not impact your ability to attend the Special Meeting.

Q:	How do I vote my shares?

A:	If you are a Layne stockholder of record, you may vote by mail, by telephone, over the Internet or in person at the Special Meeting. Votes submitted by mail, by telephone or over the Internet must be received by 11:59 p.m., Eastern Time, on June 12, 2018.

Voting by Telephone or over the Internet. To vote by telephone or over the Internet, please follow the instructions included on your proxy card. If you vote by telephone or over the Internet, you do not need to complete and mail a proxy card.

Voting by Mail. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Special Meeting in the manner you indicate. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted.

We encourage you to vote by telephone, over the Internet or to sign and return the proxy card even if you plan to attend the Special Meeting so that your shares will be voted if you are unable to attend the Special Meeting.

Voting in Person at the Meeting. If your shares are registered directly in your name, you are considered the stockholder of record and you have the right to vote in person at the Special Meeting. If you attend the Special Meeting and plan to vote in person, we will provide you with a ballot at the Special Meeting.

Q:	Can I change my vote after I have delivered my proxy?

A:	Yes. You can change your vote at any time before your proxy is voted at the Special Meeting.

If you are a Layne stockholder of record, you may revoke your proxy at any time before it is voted at the Special Meeting. To revoke your proxy, you must:

•	enter a new vote by telephone or over the Internet by 11:59 p.m., Eastern Time, on June 12, 2018;

•	sign and return another proxy card, which must be received by 11:59 p.m., Eastern Time, on June 12, 2018;

•	provide written notice of the revocation to Layne’s Secretary at: Layne Christensen Company, Attention: Senior Vice President, Chief Administrative Officer and General Counsel, 1800 Hughes Landing Blvd., Ste. 800, The Woodlands, Texas 77380, which must be received by 11:59 p.m., Eastern Time, on June 12, 2018; or

•	attend the Special Meeting and vote in person.

If you are the beneficial owner of shares held in “street name” by a brokerage firm, bank or other nominee, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.

Q:	What if I receive more than one proxy card?

A:	If you receive more than one proxy card, your shares of Layne Common Stock are registered in more than one name or are registered in different accounts. Please complete, date, sign and return each appropriate proxy card to ensure that all your shares are voted.

Q:	How will Layne’s outstanding convertible notes be treated in the Merger?

A:	Layne currently has outstanding 4.25% Convertible Notes and 8.0% Convertible Notes. Both the 4.25% Convertible Notes and the 8.0% Convertible Notes will remain outstanding following completion of the Merger. However, following completion of the Merger, the 8.0% Convertible Notes will no longer be convertible into shares of Layne Common Stock but instead will become convertible into a number of shares of Granite Common Stock based on the Exchange Ratio. Under the indenture that governs the 4.25% Convertible Notes, Layne has the option to settle the conversion of any 4.25% Convertible Notes in cash, shares of Layne Common Stock or a combination of both. Pursuant to the Merger Agreement, Layne has agreed to settle the 4.25% Convertible Notes only in cash. The amount of cash to be paid upon conversion of each $1,000 principal amount of 4.25% Convertible Notes will equal the value, as of the conversion date, of a number of shares of Granite Common Stock equal to (a) the current conversion rate of the 4.25% Convertible Notes, which is 43.6072, multiplied by (b) the Exchange Ratio. Assuming the value of one share of Granite Common Stock on the date of conversion is equal to $57.29, the closing price of shares of Granite Common Stock on NYSE on the last practicable trading day before the date of this proxy statement/prospectus, then each $1,000 of 4.25% Convertible Notes would be convertible into $674.50.

Q:	Are Granite stockholders voting on the Merger?

A:	No. No vote of Granite stockholders is required to complete the Merger.

Q:	Should I send in my stock certificates (or evidence of shares in book-entry form) with my proxy card?

A:	No. Please do NOT send your Layne stock certificates (or evidence of shares in book-entry form) with your proxy card. After the Merger is consummated, you will receive written instructions for exchanging your shares of Layne Common Stock for the Merger Consideration.

Q:	When is the Merger expected to be completed?

A:	Granite and Layne are working toward completing the Merger as expeditiously as possible and currently expect the Merger to be completed promptly following the Special Meeting. However, Granite and Layne cannot be certain when, or if, the conditions to the Merger will be satisfied or waived, or that the Merger will be completed.

As more fully described in this proxy statement/prospectus and in the Merger Agreement, the completion of the Merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, (a) the adoption of the Merger Agreement by the holders of a majority of Layne Common Stock entitled to vote on such matter, (b) the expiration or termination of the applicable waiting period under the HSR Act, (c) the effectiveness of the registration statement (of which this proxy statement/prospectus is a part) relating to the issuance of the shares of Granite Common Stock to be issued in the Merger, (d) the approval for listing by NYSE, subject to notice of issuance, of the shares of Granite Common Stock to be issued in the Merger and (e) the absence of any law or regulation that prohibits the completion of the Merger. Each party’s obligation to complete the Merger is also subject to the material accuracy of the representations and warranties of the other party in the Merger Agreement and the compliance in all material respects with covenants of the other party in the Merger Agreement and (e) the absence of a material adverse effect (as described in “The Merger Agreement—Conditions to the Merger” beginning on page 107 of this proxy statement/prospectus) on the other party. The Merger Agreement does not include a financing condition.

Q:	Are there risks associated with the Merger that I should consider in deciding how to vote?

A:	Yes. There are a number of risks related to the Merger and the other transactions contemplated by the Merger Agreement that are discussed in this proxy statement/prospectus and in the documents incorporated by reference or referred to in this proxy statement/prospectus. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 22 of this proxy statement/prospectus and in Layne’s and Granite’s respective filings with the SEC referred to in “Where You Can Find More Information” beginning on page 145 of this proxy statement/prospectus.

Q:	What are the U.S. federal income tax consequences of the Merger to U.S. holders of Layne Common Stock?

A:	Layne and Granite intend that, for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The obligations of Layne and Granite to complete the Merger are subject to, among other conditions described in this proxy statement/prospectus, the receipt by Layne of the Layne Tax Opinion and by Granite of the Granite Tax Opinion, each to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, neither Layne nor Granite intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger. Accordingly, no assurance can be given that the IRS will not challenge the conclusion that the Merger qualifies for the Intended Tax Treatment or that a court would not sustain such a challenge.

Assuming the Merger qualifies for the Intended Tax Treatment, U.S. Holders (as defined in “Material U.S. Federal Income Tax Consequences” beginning on page 131 of this proxy statement/prospectus) will not recognize any gain or loss upon the receipt of shares of Granite Common Stock in the Merger, except with respect to cash received in lieu of fractional shares of Granite Common Stock.

Each U.S. holder of Layne Common Stock should read the discussion under “Material U.S. Federal Income Tax Consequences” and should consult its own tax advisor for a full understanding of the tax consequences of the Merger to such stockholder.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this proxy statement/prospectus, please respond by completing, signing and dating the appropriate proxy card or voting instruction card and returning it in the enclosed postage-paid envelope, or by submitting your voting instruction electronically via the Internet or by telephone, as soon as possible so that your shares of Layne Common Stock may be represented and voted at the Special Meeting. In addition, you may also vote your shares in person at the Special Meeting. If you hold shares registered in the name of a broker, bank or other nominee, that broker, bank or other nominee has enclosed, or will provide, instructions for directing your broker, bank or other nominee how to vote those shares.

Q:	Who can help answer my questions?

A:	If you are a Layne stockholder and have any questions about the Merger or how to submit your proxy or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact the firm assisting Layne with the solicitation:

Alliance Advisors LLC

200 Broadacres Drive, 3rd Floor

Bloomfield, New Jersey 07003

Stockholders May Call Toll-Free: (833) 795-8493

Banks and Brokers May Call Collect: (973) 873-7700

SUMMARY

This summary highlights selected information described in more detail elsewhere in this proxy statement/prospectus and the documents incorporated herein by reference and may not contain all of the information that is important to you. To understand the Merger and the other matters to be voted on by Layne stockholders at the Special Meeting more fully, and to obtain a more complete description of the terms of the Merger Agreement, you should carefully read this entire proxy statement/prospectus, including the Annexes, and the documents to which Granite and Layne refer you. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in “Where You Can Find More Information” beginning on page 145 of this proxy statement/prospectus. Granite and Layne have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

The Companies (see pages 32, 33 and 34)

Layne Christensen Company

Layne is a leading global water management and services company, with more than 130 years of industry experience, providing responsible, sustainable, integrated solutions to address the world’s water, minerals and infrastructure challenges. Layne’s customers include government agencies, investor-owned utilities, industrial companies, global mining companies, engineering and consulting firms, oil and gas companies, power companies and agribusiness.

For its customers, Layne manages water throughout its lifecycle, including supply, treatment, delivery, maintenance and rehabilitation. Throughout each phase, Layne works to ensure compliance with complex state and federal regulations, and to meet increasingly high demand for quality, reliability and efficiency. Layne’s mineral services teams extract representative samples that accurately reflect the underlying mineral deposits for Layne’s global mining customers. Layne operates its business in three segments: Water Resources, Inliner and Mineral Services.

Layne operates on a geographically dispersed basis with approximately 52 sales and operations offices located throughout North America, Brazil and through affiliates in Latin America.

Shares of Layne Common Stock are traded on Nasdaq under the symbol “LAYN.”

Layne’s current contact information is as follows:

Layne Christensen Company

1800 Hughes Landing Boulevard, Ste 800

The Woodlands, Texas

Telephone: (281) 475-2600

Granite Construction Incorporated

Granite delivers infrastructure solutions for public and private clients primarily in the United States. Granite is one of the largest diversified heavy civil contractors and construction materials producers in the United States. Granite operates nationwide, serving both public and private sector clients. Within the public sector, Granite primarily concentrates on heavy-civil infrastructure projects, including the construction of streets, roads, highways, mass transit facilities, airport infrastructure, bridges, trenchless and underground utilities, power-related facilities, water-related facilities, utilities, tunnels, dams and other infrastructure-related projects. Within the private sector, Granite performs site preparation and infrastructure services for residential development, energy development, commercial and industrial sites, and other facilities, as well as provides construction management professional services. Granite’s business is organized into three reportable business segments: Construction, Large Project Construction and Construction Materials.

The four primary economic drivers of Granite’s business are: (a) the overall health of the U.S. economy; (b) federal, state and local public funding levels; (c) population growth resulting in public and private development; and (d) the need to replace or repair aging infrastructure.

Shares of Granite Common Stock are traded on NYSE under the symbol “GVA.”

Granite’s current contact information is as follows:

Granite Construction Incorporated

585 West Beach Street

Watsonville, California 95076

Telephone: (831) 724-1011

Lowercase Merger Sub Incorporated

Merger Sub, a Delaware corporation and a wholly owned subsidiary of Granite was organized solely for the purpose of entering into the Merger Agreement and completing the Merger and other transactions contemplated by the Merger Agreement. Merger Sub has not conducted any business operations other than in connection with the transactions contemplated by the Merger Agreement. Upon consummation of the Merger, Merger Sub will cease to exist, with Layne surviving the Merger as a wholly owned subsidiary of Granite under the name “Layne Christensen Company.”

Merger Sub’s current contact information is as follows:

Lowercase Merger Sub Incorporated

585 West Beach Street

Watsonville, California 95076

Telephone: (831) 724-1011

The Merger (see page 63)

The Granite Board and the Layne Board have each unanimously approved the Merger Agreement, pursuant to which Merger Sub, a wholly owned subsidiary of Granite, will merge with and into Layne, with Layne surviving the Merger. As a result of the Merger, Layne will become a wholly owned subsidiary of Granite. Upon completion of the Merger, Layne stockholders will own approximately 12% of the outstanding shares of Granite Common Stock on a fully diluted basis (excluding any shares that may subsequently be issued in connection with any conversion of the 8.0% Convertible Notes into shares of Granite Common Stock following the Merger).

At the Special Meeting to be held at 9:00 a.m. (Central Time), on June 13, 2018 located at 1800 Hughes Landing Boulevard, Ste. 700, The Woodlands, TX 77380, you will be asked to consider and vote upon a proposal to adopt the Merger Agreement.

Layne stockholders are receiving this proxy statement/prospectus in connection with Layne’s solicitation of proxies for the Special Meeting.

The Merger Agreement (see page 105)

A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus. Granite and Layne encourage you to read the entire Merger Agreement carefully because it is the principal document governing the Merger.

The Voting Agreements (see page 129)

In connection with the execution of the Merger Agreement, the Voting Stockholders entered into the Voting Agreements with Granite. Pursuant to the Voting Agreements, the Voting Stockholders agreed to vote, and granted Granite an irrevocable proxy to vote, their shares of Layne Common Stock in favor of the adoption of the Merger Agreement and against, among other things, any alternative acquisition proposal. The Voting Agreements provide that the Voting Stockholders will not sell their shares of Layne Common Stock prior to the consummation of the Merger (or earlier termination of the Merger Agreement).

As of the Record Date, the Voting Stockholders, collectively, beneficially owned approximately 10.0% of the outstanding shares of Layne Common Stock entitled to vote at the Special Meeting. If the Merger Agreement is terminated in accordance with its terms, these Voting Agreements will also terminate.

Merger Consideration and Value (see page 106)

At the Effective Time, each share of Layne Common Stock then issued and outstanding (other than shares (a) held in treasury of Layne or (b) directly or indirectly owned by Granite, Merger Sub or a wholly owned subsidiary of Layne) will be cancelled and converted into 0.27 validly issued, fully paid and non-assessable shares of Granite Common Stock. No fractional shares of Granite Common Stock will be issued in the Merger and Layne’s stockholders will receive cash in lieu of any fractional share. Granite expects that it will issue approximately 5.4 million shares of Granite Common Stock in the Merger, excluding any shares that may subsequently be issued in connection with conversion of Layne’s outstanding 8.0% Convertible Notes.

Based on the closing price of shares of Granite Common Stock on NYSE on the last practicable trading day before the date of this proxy statement/prospectus, the Merger Consideration represented $15.47 in value for each share of Layne Common Stock.

The Layne Board’s Reasons for the Merger (see page 78)

At a meeting duly called and held on February 13, 2018, the Layne Board unanimously determined that the Merger Agreement and the Merger were in the best interests of Layne and its stockholders. The Layne Board unanimously recommends that Layne stockholders vote “FOR” the proposal to adopt the Merger Agreement, “FOR” the compensation proposal and “FOR” the adjournment proposal. In the course of reaching its decision to approve the Merger Agreement, the Layne Board considered a number of factors in its deliberations. Those factors are described in “The Merger—Layne Board Recommendation and its Reasons for the Merger” beginning on page 78 of this proxy statement/prospectus.

Opinion of Financial Advisor to Layne (see page 81)

On February 13, 2018, at a meeting of the Layne Board held to evaluate the Merger, Greentech delivered to the Layne Board an oral opinion, which was confirmed by delivery of a written opinion dated February 13, 2018, to the effect that, as of the date of the opinion and subject to the various assumptions made, procedures followed, factors considered, and limitations of the review undertaken, qualifications contained and other matters set forth therein, the Exchange Ratio of 0.27 was fair, from a financial point of view, to the holders of Layne Common Stock (excluding shares owned by Layne as treasury stock, or shares that are owned directly or indirectly by Granite, Merger Sub or any wholly-owned subsidiary of Layne, Granite or Merger Sub).

The full text of Greentech’s written opinion to the Layne Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, qualifications contained and other matters set forth therein, is attached to this proxy statement/prospectus as

Annex C and is incorporated by reference herein in its entirety. The following summary of Greentech’s opinion is qualified in its entirety by reference to the full text of the opinion. Greentech delivered its opinion to the Layne Board for the benefit and use of the Layne Board (in its capacity as such) in connection with and for purposes of its evaluation of the Merger. Greentech’s opinion does not address any other aspect of the Merger other than the fairness of the Exchange Ratio, from a financial point of view, to the holders of Layne Common Stock (excluding shares owned by Layne as treasury stock, or shares that are owned directly or indirectly by Granite, Merger Sub or any wholly-owned subsidiary of Layne, Granite or Merger Sub), and no opinion or view was expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to Layne or in which Layne might engage or as to the underlying business decision of Layne to proceed with or effect the Merger. Greentech’s opinion does not constitute a recommendation to the Layne Board as to how the Layne Board should vote on the Merger or to any stockholder of Layne as to how any such stockholder should vote at any stockholders’ meeting at which the Merger is considered, or whether or not any stockholder of Layne should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger or exercise any dissenter’s or appraisal rights that may be applicable to such stockholder.

Treatment of Layne Stock Options, Layne RSUs and Layne PSUs (see page 77)

Layne Stock Options

Each Layne Stock Option that is outstanding immediately prior to the Effective Time (whether vested or unvested) shall, immediately prior to the Effective Time, automatically and without any action on the part of any holder of any Layne Stock Option be cancelled and, in exchange therefor, converted into the right to receive an amount of cash, if any, equal to the product of (a) the number of shares of Layne Common Stock issuable upon the exercise of the Layne Stock Option, multiplied by (b) the excess, if any, of (1) the Layne Equity Award Consideration, over (2) the exercise price of the Layne Stock Option. Such cash amount, net of applicable withholding tax, will be paid to the holder as soon as practicable following the Effective Time.

Layne RSUs

Each Layne RSU that is outstanding immediately prior to the Effective Time (whether vested or unvested) shall automatically and without any action on the part of any holder of any Layne RSU, be cancelled and, in exchange therefor, converted into the right to receive an amount of cash (without interest) equal to the product of (a) the number of shares of Layne Common Stock in respect of the Layne RSU, multiplied by (b) the Layne Equity Award Consideration. Such cash amount, net of applicable withholding tax, will be paid to the holder at the earliest time permitted under the terms of the award such that it does not result in tax penalties.

Layne PSUs

Each Layne PSU that is outstanding and unvested immediately prior to the Effective Time shall, immediately prior to the Effective Time, vest, and the underlying number of shares of Layne Common Stock earned be determined based on the maximum level of achievement of the applicable performance goals.

All Layne PSUs that are vested immediately prior to the Effective Time (including the Layne PSUs that vest pursuant to the terms of the Merger Agreement) shall automatically and without any action on the part of any holder of any Layne PSU, be cancelled and, in exchange therefor, converted into the right to receive an amount of cash (without interest) equal to the product of (a) the number of shares of Layne Common Stock earned in respect of the Layne PSU, multiplied by (b) the Layne Equity Award Consideration. Such cash amount, net of applicable withholding tax, will be paid to the holder as soon as practicable following the Effective Time, such that it does not result in tax penalties.

Interests of Layne Directors and Executive Officers in the Merger (see page 95)

You should be aware that the directors and executive officers of Layne will have interests in the Merger that may be different from or in addition to those of Layne’s stockholders generally. These interests include, but are not limited to, the treatment in the Merger of Layne’s equity compensation awards (including the acceleration of Layne Stock Options, Layne RSUs and Layne PSUs), severance agreements and other rights that may be held by Layne’s directors and executive officers, and the indemnification of current and former Layne directors and officers by the Surviving Corporation. The Layne Board was aware of and considered these interests, among other matters, in reaching its decision to approve the Merger Agreement and recommend that Layne’s stockholders adopt the Merger Agreement.

Conditions to the Merger (see page 107)

Granite and Layne currently expect to complete the Merger promptly following the Special Meeting, subject to receipt of required stockholder and regulatory approvals and the satisfaction or waiver of the other conditions to the Merger. As more fully described in this proxy statement/prospectus and in the Merger Agreement, each party’s obligation to complete the Merger depends on a number of conditions being satisfied or waived, including the following:

•	the Merger Agreement must have been adopted by the affirmative vote of the holders of a majority of the issued and outstanding shares of Layne Common Stock;

•	the waiting period (and any extension thereof) applicable to the Merger under the HSR Act must have expired or termination thereof must have been granted;

•	no temporary restraining order, preliminary or permanent injunction or other order issued by any governmental authority or court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger may be in effect; nor may there be any statute, rule, regulation or order enacted, entered, or enforced that prevents or prohibits the consummation of the Merger;

•	the registration statement of which this proxy statement/prospectus forms a part must have been declared effective by the SEC and must not be the subject of any stop order, and no proceedings for such purposes may be pending before or threatened by the SEC; and

•	the shares of Granite Common Stock to be issued to the holders of shares of Layne Common Stock in the Merger must have been approved for listing on NYSE, subject to official notice of issuance.

The obligation of Granite and Merger Sub to complete the Merger is subject to the following additional conditions:

•	the accuracy of the representations and warranties of Layne, subject to certain materiality standards (as described under “The Merger Agreement—Conditions to the Merger” beginning on page 107 of this proxy statement/prospectus);

•	performance by Layne in all material respects of its obligations under the Merger Agreement;

•	the absence of a Layne material adverse effect (as described under “The Merger Agreement—Conditions to the Merger” beginning on page 107 of this proxy statement/prospectus);

•	the receipt of an officer’s certificate certifying that the foregoing conditions have been satisfied; and

•	the receipt of an opinion from Jones Day, or if Jones Day is unable or unwilling to deliver this opinion, from Latham & Watkins LLP, dated as of the closing, to the effect that the Merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.

The obligation of Layne to complete the Merger is subject to the following additional conditions:

•	the accuracy of the representations and warranties of Granite and Merger Sub, subject to certain materiality standards (as described under “The Merger Agreement—Conditions to the Merger” beginning on page 107 of this proxy statement/prospectus);

•	performance by Granite and Merger Sub in all material respects of its obligations under the Merger Agreement;

•	the absence of a Granite material adverse effect (as described under “The Merger Agreement—Conditions to the Merger” beginning on page 107 of this proxy statement/prospectus);

•	the receipt of an officer’s certificate certifying that the foregoing conditions have been satisfied; and

•	the receipt of an opinion from Latham & Watkins, or if Latham & Watkins is unable or unwilling to deliver this opinion, from Jones Day, dated as of the closing, to the effect that the Merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.

Granite Board Following the Merger (see page 125)

Pursuant to the Merger Agreement, Granite will expand the size of the Granite Board and designate one non-employee director of Layne who is a director prior to the Effective Time to fill such vacancy. That designee will serve until Granite’s 2019 annual meeting of stockholders or such person’s earlier death, retirement, resignation or removal by Granite’s stockholders.

Regulatory Approvals Required to Complete the Merger (see page 102)

Granite and Layne have agreed to cooperate and use reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the Merger Agreement. For an acquisition transaction meeting certain size thresholds, such as the Merger, the HSR Act requires the parties to file notification and report forms with the Antitrust Division of the DOJ and the FTC and to observe specified waiting period requirements before completing the Merger. Granite and Layne filed the required notifications with the Antitrust Division of the DOJ and the FTC. On March 12, 2018, the FTC granted early termination of the waiting period under the HSR Act.

Termination of the Merger Agreement (see page 115)

Granite and Layne may terminate the Merger Agreement at any time before the Effective Time under the following circumstances:

•	by mutual written consent of Granite and Layne at any time prior to the Effective Time whether before or after Layne’s stockholders have adopted the Merger Agreement;

•	if the Merger is not consummated on or before September 30, 2018; provided, however, that this right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any obligation under the Merger Agreement caused the failure of the Effective Time to occur on or before September 30, 2018;

•	if any governmental authority shall have (a) enacted, issued, promulgated or enforced any law that makes consummation of the Merger illegal or otherwise prohibited or (b) enacted, issued, promulgated, enforced or entered any order which has the effect of making the consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger; or

•	if the Special Meeting (including any adjournment or postponement thereof) has concluded, Layne’s stockholders have voted and approval was not obtained; provided, however, that the right to terminate the Merger Agreement shall not be available to Layne if it has not materially complied with certain of the covenants relating to the conduct of its business and the proxy statement and the holding of the Special Meeting.

In addition, Layne may terminate the Merger Agreement at any time prior to the Effective Time under the following circumstances:

•	if there should have occurred any effects, events, occurrences, developments, state of facts or changes that, individually or in the aggregate, have had or would reasonably be expected to have, individually or in the aggregate, a Granite material adverse effect (as described in “The Merger Agreement—Conditions to the Merger” beginning on page 107 of this proxy statement/prospectus), or Granite has breached any representation, warranty, covenant or agreement contained in the Merger Agreement, or if any representation or warranty of Granite has become untrue, in each case, such that the conditions to closing relating to the accuracy of Granite’s representations and warranties or the performance by Granite of its obligations under the Merger Agreement could not be satisfied as of the earlier of September 30, 2018 or the date that is 30 days following written notice thereof; provided, however, Layne may not terminate the Merger Agreement if Layne is then in material breach of any representation, warranty or covenant of Layne; or

•	prior to adoption of the Merger Agreement by Layne’s stockholders, in order to enter into a definitive written agreement providing for a superior proposal in compliance with the non-solicitation provisions of the Merger Agreement.

In addition, Granite may terminate the Merger Agreement at any time prior to the Effective Time under the following circumstances:

•	if there should have occurred any effects, events, occurrences, developments, state of facts or changes that, individually or in the aggregate, have had or would reasonably be expected to have, individually or in the aggregate, a Layne material adverse effect (as described in “The Merger Agreement—Conditions to the Merger” beginning on page 107 of this proxy statement/prospectus), or Layne has breached any representation, warranty, covenant or agreement contained in the Merger Agreement, or if any representation or warranty of Layne has become untrue, in each case, such that the conditions to closing relating to the accuracy of Layne’s representations and warranties or the performance by Layne of its obligations under the Merger Agreement could not be satisfied as of the earlier of September 30, 2018 or the date that is 30 days following written notice thereof; provided, however, neither Granite nor Merger Sub may terminate the Merger Agreement if Granite or Merger Sub is then in material breach of any representation, warranty or covenant of Granite or Merger Sub, as applicable;

•	if Layne (a) withdraws, modifies or qualifies in a manner adverse to Granite or Merger Sub the Layne Board’s recommendation of the Merger or the approval or declaration of advisability by the Layne Board of the Merger Agreement and the transactions contemplated thereby (including the Merger) or (b) approve or recommend, or resolve to or publicly propose to approve or recommend, any acquisition proposal;

•	the Layne Board or any committee thereof (a) has not rejected any acquisition proposal within seven days of the making thereof (including, for these purposes, by taking no position with respect to the acceptance by Layne’s stockholders of a tender offer or exchange offer, which shall constitute a failure to reject such acquisition proposal) or (b) has failed, pursuant to Rule 14e-2 promulgated under the Exchange Act or otherwise, to publicly reconfirm the Layne Board’s recommendation of the Merger within four days after receipt of a written request from Granite that it do so if such request is made following the making by any person of an acquisition proposal; or

•	Layne has violated or breached in any material respect any of its obligations in the no solicitation provisions of the Merger Agreement described under “ —No Solicitation of Acquisition Proposals.”

In some cases, termination of the Merger Agreement may require Layne to pay a termination fee to Granite as described below.

No Solicitation of Acquisition Proposals (see page 110)

The Merger Agreement contains detailed provisions prohibiting Layne from seeking an alternative transaction to the Merger. Under these “no solicitation” provisions, Layne has agreed that, from the time of the execution and delivery of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, Layne will not, and will cause its subsidiaries and its directors, officers, employees, financial advisors, attorneys, accountants or other advisors, agents or representatives to not:

•	solicit, initiate, cause or knowingly facilitate or encourage (including by way of furnishing information) the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute or may reasonably be expected to lead to any “acquisition proposal” (as described under “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 110 of this proxy statement/prospectus);

•	engage in any discussions or negotiations or otherwise cooperate with or assist or participate in, or knowingly facilitate or encourage, any inquiries, proposals, discussions or negotiations of any acquisition proposal or resolve to or publicly propose to take any of the above actions;

•	approve or recommend, or resolve to or publicly propose to approve or recommend, any acquisition proposal;

•	enter into any Merger Agreement, agreement-in-principle, letter of intent, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar agreement relating to an acquisition proposal or enter into any letter of intent, agreement or agreement-in-principle requiring Layne (whether or not subject to conditions) to abandon, terminate or fail to consummate the Merger;

•	withdraw, modify or qualify in a manner adverse to Granite or Merger Sub the Layne Board’s recommendation regarding the Merger Agreement, or the approval or declaration of advisability by the Layne Board of the Merger Agreement, as well as the Merger and the other transactions contemplated in connection with the Merger; or

•	approve or recommend, or resolve to or publicly propose to approve or recommend, any acquisition proposal.

Notwithstanding these restrictions, the Merger Agreement also provides that if, at any time after execution of the Merger Agreement, Layne receives a bona fide acquisition proposal which did not result from a breach of the non-solicitation provisions of the Merger Agreement, Layne is permitted to contact the person or group of persons who made the acquisition proposal to clarify terms for the sole purpose of the Layne Board informing itself about such acquisition proposal. In the event that the Layne Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that such acquisition proposal constitutes or is reasonably likely to lead to a “superior proposal” (as described under “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 110 of this proxy statement/prospectus) and that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, then Layne is also permitted to:

•	furnish confidential information with respect to Layne and its subsidiaries to the person making such acquisition proposal; and

•	participate in discussions or negotiations with the person making such acquisition proposal regarding such acquisition proposal.

Layne has also agreed in the Merger Agreement that it will promptly (and in any event within 24 hours) notify Granite, orally and in writing, if Layne, its subsidiaries or any of their respective representatives receives any (a) acquisition proposal or indication by any person that it is considering making an acquisition proposal, (b) request for non-public information in contemplation of an acquisition proposal, or (c) inquiry or request for discussions or negotiations regarding any acquisition proposal. Such notice must include the identity of the person making the proposal, offer, request or inquiry and the other material terms and conditions of any such proposal or offer and copies of all relevant documents relating thereto. In addition, Layne has agreed to keep Granite reasonably informed on a current basis (and in any event no later than 24 hours after the occurrence of any material changes, developments, discussions or negotiations) as to the status of any acquisition proposal, indication, inquiry or request (including the material terms and conditions thereof and of any material modification thereto), and any developments, discussions and negotiations, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any oral inquiries or discussions.

In addition, the Layne Board may, at any time after the date of the Merger Agreement and prior to the adoption of the Merger Agreement by Layne’s stockholders, in response to a superior proposal that did not result from a breach of the non-solicitation provisions of the Merger Agreement, effect an adverse recommendation change (as described in “The Merger Agreement—Conditions to the Merger” beginning on page 107 of this proxy statement/prospectus) and/or terminate the Merger Agreement to accept the superior proposal (after paying the termination fee as described below) if the Layne Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that failing to take any such action would be inconsistent with the directors’ fiduciary duties under applicable law, and if certain other conditions which are described elsewhere in the Merger Agreement and in this proxy statement/prospectus are satisfied. In such an event, Layne may be required to pay Granite a termination fee of $16.0 million.

Further, the Layne Board may, at any time after the date of the Merger Agreement and prior to the adoption of the Merger Agreement by Layne’s stockholders, in response to an intervening event (as described in “The Merger Agreement—No Solicitation of Alternative Proposals” beginning on page 110 of this proxy statement/prospectus) that did not result from a breach of the non-solicitation provisions of the Merger Agreement, effect an adverse recommendation if the Layne Board determines in good faith, after consultation with outside counsel, that in light of the existence of such intervening event, the failure to make an adverse recommendation change would be inconsistent with the directors’ fiduciary duties under applicable law.

Expenses, Termination Fee Relating to the Merger (see page 117)

Generally, all fees and expenses incurred in connection with the Merger Agreement will be paid by the party incurring those fees and expenses. Following termination of the Merger Agreement under specified circumstances, Layne may be required to pay Granite a termination fee of $16.0 million.

Accounting Treatment of the Merger (see page 104)

Granite prepares its financial statements in accordance with GAAP. The Merger will be accounted for by Granite as a business combination under the acquisition method of accounting, and Granite will be treated as the acquirer for accounting purposes.

Material U.S. Federal Income Tax Consequences (see page 131)

Layne and Granite intend that, for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The obligations of Layne and Granite to complete the Merger are subject to, among other conditions described in this proxy statement/prospectus, the receipt by Layne of the Layne Tax Opinion and by Granite of the Granite Tax Opinion, each to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, neither Layne nor Granite intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger. Accordingly, no assurance can be given that the IRS will not challenge that conclusion that the Merger qualifies for the Intended Tax Treatment or that a court would not sustain such a challenge.

Assuming the Merger qualifies for the Intended Tax Treatment, U.S. Holders (as defined in “Material U.S. Federal Income Tax Consequences” beginning on page 131 of this proxy statement/prospectus) will not recognize any gain or loss upon the receipt of shares of Granite Common Stock in the Merger, except with respect to cash received in lieu of a fractional share of Granite Common Stock.

Each U.S. holder of Layne Common Stock should read the discussion under “Material U.S. Federal Income Tax Consequences” and should consult its own tax advisor for a full understanding of the tax consequences of the Merger to such stockholder.

Comparison of the Rights of Holders of Granite Common Stock and Layne Common Stock (see page 134)

As a result of the completion of the Merger, holders of Layne Common Stock will become holders of Granite Common Stock. Each of Granite and Layne is a Delaware corporation governed by the DGCL, but the rights of Granite stockholders currently are, and from and after the Merger will be, governed by the Granite Charter and the Granite Bylaws, while the rights of Layne stockholders are currently governed by the Layne Charter and the Layne Bylaws. This proxy statement/prospectus includes summaries of the material differences between the rights of Granite stockholders and Layne stockholders arising because of difference in the charters and bylaws of the two companies.

No Appraisal Rights in Connection with the Merger (see page 103)

Section 262 of the DGCL provides that stockholders have the right, in some circumstances, to dissent from certain corporate actions and to instead demand payment of the fair value of their shares. Stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, or depositary receipts in respect thereof, are either (a) listed on a national securities exchange or (b) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing. Therefore, because shares of Layne Common Stock are listed on Nasdaq, and the Merger Consideration consists of only shares of Granite Common Stock, which will be publicly listed on NYSE, and cash in lieu of fractional shares, holders of Layne Common Stock are not entitled to appraisal rights in the Merger with respect to their shares of Layne Common Stock.

Special Meeting (see page 51)

The Special Meeting will be held at 9:00 a.m. (Central Time), on June 13, 2018 located at 1800 Hughes Landing Boulevard, Ste. 700, The Woodlands, TX 77380.

Holders of record of Layne Common Stock at the close of business on the Record Date will be entitled to notice of and to vote at the Special Meeting with regard to the proposals to be considered at that meeting. On the Record Date, there were 20,059,489 shares of Layne Common Stock outstanding and entitled to vote at the Special Meeting, held by approximately 160 holders of record. Each share of Layne Common Stock issued and outstanding on the Record Date is entitled to one vote on each proposal to be voted upon at the Special Meeting.

As of the Record Date, Layne’s directors and Executives, and their affiliates, as a group, owned and were entitled to vote 1,997,308 shares of Layne Common Stock, or approximately 10.0% of the outstanding shares of Layne Common Stock. As of the Record Date, Wynnefield Capital Management, LLC and certain of its affiliates, as a group, owned and were entitled to vote 1,798,245 shares of Layne Common Stock, or approximately 9.0% of the outstanding shares of Layne Common Stock. To be approved, the proposal to adopt the Merger Agreement requires the affirmative vote of the holders a majority of the shares of Layne Common Stock outstanding on the Record Date, and each of the compensation proposal and adjournment proposal requires the affirmative vote of a majority of the votes cast “FOR” or “AGAINST” by the Layne stockholders present in person or represented by proxy at the Special Meeting. In connection with the Merger, the Voting Stockholders have entered into Voting Agreements with Granite. The Voting Agreements provide, among other things, that the Voting Stockholders will not sell their shares of Layne Common Stock prior to the consummation of the Merger (or earlier termination of the Merger Agreement). See “The Voting Agreements” beginning on page 129 of this proxy statement/prospectus.

Litigation Relating to the Merger (see page 104)

On April 3, 2018, two putative class actions, captioned Malka Raul v. Layne Christensen Company, et al., and Colleen Witmer v. Layne Christensen Company, et al., were filed in the U.S. District Court for the Southern District of Texas against Layne, Layne’s directors, Granite and Merger Sub. The complaints generally allege that Layne, the Layne directors and Granite disseminated a false or misleading registration statement regarding the proposed merger in violation of Section 14(a) of the Exchange Act and SEC Rule 14a-9. Specifically, the complaints allege that the registration statement misstated or omitted material information regarding the parties’ financial projections, the valuation analysis performed by Greentech in support of its fairness opinion, and potential conflicts of interest of Greentech. The complaints further allege that the Layne directors and/or Granite are liable for these violations as “controlling persons” of Layne under Section 20(a) of the Exchange Act. The complaints seek injunctive relief, including to enjoin and/or rescind the merger, rescission or rescissory damages in the event the merger is consummated, and an award of attorneys’ fees, in addition to other relief.

SUMMARY OF HISTORICAL AND PRO FORMA FINANCIAL DATA

Summary Historical Consolidated Financial Data of Granite

The following table presents summary historical consolidated financial and operating data for Granite as of and for the fiscal years ended December 31, 2017, 2016, 2015, 2014, and 2013. The summary historical financial information presented below for each of the five years ended December 31, 2017 has been derived from Granite’s audited consolidated financial statements.

The information below should be read in conjunction with Granite’s consolidated financial statements and the related notes thereto and the information under the heading “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Granite’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on February 16, 2018, which is incorporated by reference in this proxy statement/prospectus. For additional information on documents incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 145 of this proxy statement/prospectus.

Consolidated Statements of Operations

	Years Ended December 31,
	2017	2016	2015	2014	2013
		(In thousands)
Revenue(1)	$2,989,713	$2,514,617	$2,371,029	$2,275,270	$2,266,901
Gross profit(1)	314,933	301,370	299,836	239,741	177,177
Net income (loss) attributable to Granite(1)	69,098	57,122	60,485	25,346	(36,423)

(1)	During the year ended December 31, 2017, Granite identified and corrected amounts related to revisions in estimates that should have been recorded during the year ended December, 31, 2016. These corrections resulted in a $4.9 million decrease to revenue and gross profit and a $1.6 million decrease in net income attributable to Granite Construction Incorporated for the year ended December 31, 2017.

Consolidated Balance Sheets

	As of December 31,
	2017	2016	2015	2014	2013
		(In thousands)
Total Assets	$1,871,978	$1,733,453	$1,626,878	$1,600,048	$1,609,362
Cash, cash equivalents and marketable securities	366,501	317,105	358,531	358,028	346,323
Long-term debt; excluding current maturities	178,453	229,498	244,323	275,621	276,868
Granite shareholders’ equity	945,108	885,988	839,237	794,385	781,940
Other Data:
Contract backlog	$3,718,157	$3,484,405	$2,908,438	$2,718,873	$2,526,751

Summary Historical Consolidated Financial Data of Layne

The following table presents summary historical consolidated financial data for Layne and its subsidiaries as of and for the fiscal years ended January 31, 2018, 2017, 2016, 2015 and 2014. The summary historical financial information presented below for each of the five years ended January 31, 2018 has been derived from Layne’s audited consolidated financial statements.

The information set forth below should be read in conjunction with Layne’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Layne’s Annual Report on Form 10-K for the fiscal year ended January 31, 2018, which is incorporated by reference in this proxy statement/prospectus, and the consolidated financial statements and the notes thereto. For additional information on documents incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 145 of this proxy statement/prospectus.

Statements of Operations Data

	Years Ended January 31,
	2018	2017	2016	2015	2014
	(in thousands)

Revenue	$475,517	$464,783	$518,105	$522,057	$513,551
Net income (loss) attributable to Layne	(27,311)	(52,236)	(44,777)	(110,151)	(128,639)

Balance Sheet Data (at period end)

	As of January 31,
	2018	2017	2016	2015	2014
	(in thousands)
Working capital, excluding current maturities of debt	$62,584	$105,554	$131,368	$104,974	$121,458
Total assets	370,189	436,151	488,657	541,942	642,499
Current maturities of long-term debt	67,293	9	88	142	128
Long-term debt, excluding current maturities	98,769	162,346	158,986	128,566	102,999
Total Layne equity	57,505	82,220	128,658	181,215	289,464

Unaudited Summary Pro Forma Condensed Combined Financial Information

The following table presents unaudited summary pro forma financial and operating data for Granite, giving effect to the Merger as if it had been completed on January 1, 2017, the beginning of the earliest period presented. The unaudited summary pro forma income statement data for the fiscal year ended December 31, 2017 includes (a) Granite’s fiscal year ended December 31, 2017 and (b) Layne’s fiscal year ended January 31, 2018. The unaudited summary pro forma balance sheet data as of December 31, 2017 combines the historical consolidated balance sheets of Granite as of December 31, 2017 and Layne as of January 31, 2018, giving effect to the Merger as if it had been completed on December 31, 2017. See “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 39 of this proxy statement/prospectus.

Statements of Operations Data for the Year Ended December 31, 2017

	Historical
	Granite	Layne	Pro Forma Adjustments(1)	Pro Forma Combined
	(in thousands)
Total revenue	$2,989,713	$475,517	—	$3,465,230
Gross profit	314,933	75,657	(18,428)	372,163

Net income (loss) attributable to Granite Construction Incorporated	$69,098	$(4,864)	$(2,934)	$61,300

(1)	For information regarding the pro forma adjustments, see “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 39 of this proxy statement/prospectus.

Balance Sheet Data as of December 31, 2017

	Historical
	Granite	Layne	Pro Forma Adjustments(1)	Pro Forma Combined
	(in thousands)
Cash and cash equivalents ($94,359 related to consolidated construction joint ventures (“CCJVs”))	$233,711	$32,041	$(32,561)	$233,191
Total assets	1,871,978	370,189	281,335	2,523,502
Long-term debt (including current maturities)	224,501	166,062	32,983	423,546
Total shareholders’ equity	945,108	57,505	235,778	1,238,391

(1)	For information regarding the pro forma adjustments, see “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 39 of this proxy statement/prospectus.

Comparative Market Value of Common Stock

Granite Common Stock are traded on NYSE under the symbol “GVA” and shares of Layne Common Stock are traded on Nasdaq under the symbol “LAYN.” The following table shows the closing prices per share of Granite Common Stock and Layne Common Stock as reported on February 13, 2018, the final trading day prior to the public announcement of the Merger, and on May 14, 2018, the latest practicable date prior to the date of this proxy statement/prospectus. This table also shows the implied value of the Merger Consideration for each share of Layne Common Stock, which was calculated by multiplying the closing price of Granite Common Stock on the relevant date by the Exchange Ratio for each share of Layne Common Stock.

	Closing Price of Granite Common Stock	Closing Price of Layne Common Stock	Implied Value of Merger Consideration
As of February 13, 2018	$60.08	$12.62	$16.22
As of May 14, 2018	$57.29	$15.26	$15.47

The market price of Granite Common Stock and Layne Common Stock will fluctuate prior to the Special Meeting and before the Merger is consummated, which will affect the implied value of the Merger Consideration paid to Layne stockholders.

RISK FACTORS

In addition to the other information included in and incorporated by reference into this proxy statement/prospectus, you should carefully read and consider the following risk factors in evaluating the proposals to be voted on at the Special Meeting and in determining whether to vote for adoption of the Merger Agreement. If the Merger Agreement is adopted by Layne stockholders and all of the other conditions to the Merger are satisfied or waived, and the Merger is consummated, holders of Layne Common Stock will become holders of Granite Common Stock and will be subject to the risks and uncertainties of holders thereof. Please also refer to the additional risk factors of each of Granite and Layne identified in the periodic reports and other documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 145 of this proxy statement/prospectus.

Risks Related to the Merger

Because the market price of Granite Common Stock will fluctuate, Layne’s stockholders cannot be certain of the value of the Merger Consideration that they will be entitled to receive in the Merger.

Upon consummation of the Merger, each share of Layne Common Stock then issued and outstanding will be cancelled and automatically converted into the right to receive 0.27 shares of Granite Common Stock. Granite will not issue any fractional shares of Granite Common Stock in the Merger. Holders of Layne Common Stock who would otherwise be entitled to a fractional share of Granite Common Stock will receive a cash payment in lieu of any fractional share. See “Unaudited Comparative Per Share Data” and “Comparative Market Value of Common Stock and Dividend Information” beginning on pages 48 and 49, respectively.

The Merger Agreement does not provide for any termination right by either Granite or Layne solely based on changes in the price or trading volume of Granite Common Stock or Layne Common Stock. Fluctuations in the market price of Granite Common Stock could result from changes in the business, operations or prospects of Layne or Granite prior to consummation of the Merger or the combined company following the completion of the Merger, regulatory considerations, general market and economic conditions and other factors both within and beyond the control of Layne or Granite.

The issuance of Granite Common Stock in connection with the Merger could decrease the market price of Granite Common Stock.

Upon consummation of the Merger, Granite expects to issue approximately 5.4 million shares of Granite Common Stock, or approximately 12% of the number of shares of Granite Common Stock outstanding as of February 13, 2018, the last trading day prior to the public announcement of the Merger Agreement, to Layne stockholders in the Merger. This does not include any shares of Granite Common Stock that may become issuable upon conversion of the 8.0% Convertible Notes. The issuance of Granite Common Stock in the Merger may result in fluctuations in the market price of Granite Common Stock, including a stock price decline.

The shares of Granite Common Stock to be received by Layne stockholders as a result of the Merger will have different rights from the shares of Layne Common Stock.

Upon consummation of the Merger, Layne stockholders will become Granite stockholders, and their rights as stockholders will be governed by the Granite Charter and the Granite Bylaws. Certain of the rights associated with Granite Common Stock are different from, and may be viewed as less favorable than, the rights associated with Layne Common Stock. See “Comparison of Rights of Holders of Granite Common Stock and Layne Common Stock” beginning on page 134 of this proxy statement/prospectus for a discussion of the different rights associated with Granite Common Stock.

Granite and Layne may be unable to satisfy the conditions to the Merger and the Merger may not be consummated.

Consummation of the Merger is subject to various closing conditions, including, among other things, (a) the adoption of the Merger Agreement by Layne’s stockholders, (b) the expiration or termination of the applicable waiting period under the HSR Act, (c) the receipt of an opinion of counsel by both Granite and Layne, dated as of the closing, to the effect that the Merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code and (d) the absence of any legal restraints or prohibitions on the consummation of the Merger. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions), the other party having performed in all material respects its obligations under the Merger Agreement and the other party not having suffered a material adverse effect (as described in “The Merger Agreement—Conditions to the Merger” beginning on page 107 of this proxy statement/prospectus).

These and other conditions to consummation of the Merger may fail to be satisfied. In addition, satisfying the conditions to the Merger may take longer, and could cost more, than Layne and Granite expect. For a more complete summary of the conditions that must be satisfied or waived prior to consummation of the Merger, see “The Merger Agreement—Conditions to the Merger” beginning on page 107 of this proxy statement/prospectus. The satisfaction of all of the required conditions could delay the completion of the Merger for a significant period of time or prevent it from occurring. Any delay in completing the Merger could cause Granite not to realize some or all of the benefits that Granite expects to achieve if the Merger is successfully consummated within its expected timeframe. Further, there can be no assurance that the conditions to the Merger will be satisfied or waived or that the Merger will be consummated. See “—Failure to complete the Merger could negatively impact the stock price and the future business and financial results of Granite and Layne.”

Layne must obtain approval of its stockholders to consummate the Merger, which, if delayed or not obtained, may jeopardize or delay the consummation of the Merger.

The Merger is conditioned on the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the issued and outstanding shares of Layne Common Stock entitled to vote thereon. If Layne stockholders do not adopt the Merger Agreement, then Layne and Granite cannot consummate the Merger.

Regulatory approvals that are required to consummate the Merger may not be received, may take longer than expected or may impose conditions that are not presently anticipated.

Under the provisions of the HSR Act, the Merger may not be consummated until notification and report forms have been filed with the Antitrust Division of the DOJ and the FTC and the expiration of a 30 calendar day waiting period (unless the waiting period is set to expire on a weekend or federal holiday, in which case the waiting period is automatically extended until 11:59 p.m. of the next business day), or the early termination of that waiting period, following the parties’ filing of their respective notification and report forms. On February 28, 2018, Layne and Granite filed their respective notification and report forms under the HSR Act with the Antitrust Division of the DOJ and the FTC. Although the FTC granted early termination of the waiting period under the HSR Act on March 12, 2018, parties who may be adversely affected by the Merger may bring legal actions under the antitrust laws in certain circumstances.

In addition, private parties who may be adversely affected by the Merger and individual states may bring legal actions under the antitrust laws in certain circumstances. Although the parties believe the completion of the Merger will not likely be prevented by antitrust law, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if a challenge is made, what the result will be. Under the Merger Agreement, Layne and Granite have agreed to use their reasonable best efforts to obtain all regulatory clearances necessary to complete the Merger as promptly as reasonably practicable. In addition, in order to complete the Merger, Granite and Layne may be required to comply with conditions, terms, obligations or restrictions imposed by regulatory entities and such conditions, terms, obligations or restrictions may have the effect of delaying completion of the Merger, imposing additional material costs on or materially limiting the revenues of Granite after the completion of the Merger, or otherwise reducing the anticipated benefits to Granite of the Merger. In addition, such conditions, terms, obligations or restrictions may result in the delay or abandonment of the Merger.

The announcement and pendency of the Merger could have an adverse effect on Layne’s stock price, business, financial condition, results of operations or business prospects.

The announcement and pendency of the Merger could disrupt Layne’s business in the following ways, among others:

•	Layne employees may experience uncertainty regarding their future roles with Granite, which might adversely affect Layne’s ability to retain, recruit and motivate key personnel;

•	the attention of Layne’s management may be directed towards consummating the Merger and transaction-related considerations and may be diverted from the day-to-day business operations of Layne, and matters related to the Merger may require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to Layne; and

•	customers, suppliers and other third parties with business relationships with Layne may decide not to renew or seek to terminate, change and/or renegotiate their relationships with Layne as a result of the Merger, whether pursuant to the terms of their existing agreements with Layne or otherwise.

Any of these matters could adversely affect the stock price, business, financial condition, results of operations or business prospects of Layne.

Failure to consummate the Merger could negatively impact the stock price and the future business and financial results of Granite and Layne.

If the Merger is not consummated for any reason, including as a result of Layne stockholders failing to adopt the Merger Agreement, the ongoing businesses of Granite and Layne may be adversely affected and, without realizing any of the benefits of having completed the Merger, Granite and Layne would be subject to a number of additional risks and consequences, including the following:

•	Granite and Layne may experience negative reactions from the financial markets, including negative impacts on their respective stock prices;

•	Granite and Layne may experience negative reactions from their respective customers, suppliers, and regulators;

•	uncertainty regarding the completion of the Merger may foster uncertainty among employees about their future roles, which could adversely affect the ability of Granite and Layne to attract and retain key personnel;

•	Granite and Layne will be required to pay certain costs relating to the Merger, whether or not the Merger is consummated;

•	the Merger Agreement places certain restrictions on the conduct of Layne’s and Granite’s businesses prior to completion of the Merger, which may affect the ability of Layne to execute certain business strategies or pursue otherwise attractive business opportunities. Such restrictions, the waiver of which is subject to the consent of the other party (in certain cases, not to be unreasonably withheld, conditioned or delayed), may prevent Layne from making certain acquisitions or taking certain other specified actions during the pendency of the Merger (see “The Merger Agreement—Conduct of Business Pending the Merger” beginning on page 118, of this proxy statement/prospectus for a description of the restrictive covenants applicable to Layne); and

•	matters relating to the Merger (including integration planning) will require substantial commitments of time and resources by Granite and Layne management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to either Granite or Layne as an independent company.

In addition to the above risks, Layne may be required, under certain circumstances, to pay to Granite the termination fee, which may materially adversely affect Layne’s financial results. Further, Granite and Layne could be subject to litigation related to any failure to complete the Merger or related to any enforcement proceeding commenced against Granite or Layne to perform their respective obligations under the Merger Agreement. If the Merger is not completed, these risks may materialize and may adversely affect Granite’s and Layne’s businesses, financial condition, financial results and stock prices.

Granite’s and Layne’s business relationships may be subject to disruption due to uncertainty associated with the Merger.

Parties with which Granite or Layne do business may experience uncertainty associated with the proposed Merger, including with respect to current or future business relationships with Granite, Layne or the combined company. Granite’s and Layne’s business relationships may be subject to disruption as customers, distributors, suppliers, vendors and others may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Granite, Layne or the combined company. These disruptions could have an adverse effect on the businesses, financial condition, or results of operations of the combined company, including an adverse effect on Granite’s ability to realize the anticipated benefits of the Merger. The risk, and adverse effect, of such disruptions could be exacerbated by a delay in consummating the Merger or termination of the Merger Agreement.

Any delay in consummating the Merger may substantially reduce the benefits that Granite expects to obtain from the Merger.

Satisfying the conditions to, and consummation of, the Merger may take longer than, and could cost more than, Granite and Layne expect. Granite and Layne cannot predict whether or when the conditions to the Merger will be satisfied, and satisfying the conditions to the Merger could delay the Effective Time for a significant period of time or prevent it from occurring. Any delay in consummating the Merger or any additional conditions imposed in order to consummate the Merger may materially adversely affect the synergies and other benefits that Granite expects to achieve if the Merger and the integration of the companies’ respective businesses are completed within the expected timeframe. In addition, each of Granite and Layne may terminate the Merger Agreement if the Merger is not consummated by September 30, 2018.

Granite may be unable to realize anticipated cost synergies or may incur additional costs.

Granite has identified approximately $20 million in pre-tax cost synergies which are expected to be realized by the third year following consummation of the Merger. Granite expects that these will result from, among other things, combining the organizational structures, locations and operations of the two companies. To realize these synergies, Granite expects to incur costs of approximately $7 million in 2018, $1 million in 2019, and $3 million in 2020. While Granite’s management believes that these cost synergies are achievable, Granite may be unable to realize all of these cost synergies within the time frame expected or at all. In addition, Granite may incur additional and/or unexpected costs in order to realize these cost synergies.

The integration of Layne may present significant challenges to Granite, and although Granite expects the Merger with Layne will result in cost savings, synergies and other benefits to Granite, Granite may not realize those benefits because of difficulties related to integration, the realization of synergies, and other challenges.

Granite and Layne have operated and, until consummation of the Merger, will continue to operate, independently, and there can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key Granite or Layne employees, the loss of customers, the disruption of either company’s or both companies’ ongoing businesses or other unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, the following issues and potential risks, among others, must be addressed in integrating the operations of Layne and Granite in order to realize the anticipated benefits of the Merger so the combined company performs as expected:

•	failure to implement Granite’s business plan for the combined business, including as a result of Granite’s lack of familiarity with certain of Layne’s existing businesses and conducting business in certain countries in which Layne currently operates;

•	combining the businesses of Granite and Layne and meeting the capital requirements of the combined company in a manner that permits Granite to achieve the cost savings or revenue synergies anticipated to result from the Merger, the failure of which would result in the anticipated benefits of the Merger not being realized in the time frame currently anticipated or at all;

•	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

•	potential deterioration in the financial performance of Layne, including any potential deviation in results of operations from historical levels;

•	difficulties in the assimilation and retention of employees;

•	demands on management related to the increase in the size of Granite after the acquisition;

•	the diversion of management’s attention from the management of daily operations to the integration of operations;

•	unanticipated changes in applicable laws and regulations;

•	difficulties and risks in the integration of departments and systems (including accounting, health information and management information systems), technologies (including software), books and records and procedures, as well as in maintaining uniform standards and controls (including internal control over financial reporting and related procedures and policies);

•	costs, including legal and settlement costs, associated with Layne’s legal proceedings and other loss contingencies (including with respect to current and legacy projects undertaken and liabilities assumed by Layne and businesses that Layne has sold or discontinued), in each case whether known or unknown and whether relating to past, present or future facts, events, circumstances or occurrences, any of which could be materially adverse to the business, results of operations, assets or financial condition of Layne and, following the Merger, the financial position, results of operations and liquidity of Granite and the ability of Granite to achieve expected benefits of the Merger; and

•	other unanticipated issues, expenses, or liabilities that could impact, among other things, Granite’s ability to realize any expected synergies on a timely basis, or at all.

If Granite cannot successfully integrate Layne, Granite may experience material negative consequences to its business, financial condition or results of operations. Successful integration of Layne will depend on Granite’s ability to manage these operations, to realize opportunities for revenue growth and, to some degree, to eliminate redundant and excess costs. Because of difficulties in combining the two companies, Granite may not be able to achieve the benefits that it hopes to achieve as a result of the Merger.

The Merger may be consummated on different terms from those contained in the Merger Agreement.

Prior to the consummation of the Merger, the parties may, by their mutual agreement, amend or alter the terms of the Merger Agreement, including with respect to, among other things, the Merger Consideration to be received by Layne stockholders, or any covenants or agreements with respect to the parties’ respective operations during the pendency thereof, provided, however, that after approval by Layne stockholders, no amendment may be made without further stockholder approval which, by law or in accordance with the rules of Nasdaq, requires further approval by such stockholders. Any such amendments or alterations may have negative consequences to Layne stockholders including, among other things, reducing the cash available for Granite’s or Layne’s operations or to meet respective obligations or restricting or limiting assets or operations of either of Granite or Layne. Under certain circumstances, Layne stockholders may be permitted or required to adopt any such amendments, which could delay consummation of the Merger and subject Layne and Granite to additional expense.

Granite and Layne will incur significant transaction fees and Merger-related costs in connection with the Merger.

Granite and Layne expect to incur a number of non-recurring fees and Merger-related costs associated with combining the operations of the two companies. Most of these non-recurring costs will be comprised of transaction and regulatory costs related to the Merger, including fees paid to financial and legal advisors related to the Merger, bank fees and related financing costs and employment-related costs, including change-in-control related payments made to certain Layne executives, further described in “Interests of Certain Persons in the Merger” beginning on page 95 of this proxy statement/prospectus.

Granite will also incur transaction fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. Granite continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Merger and the integration of the two companies’ businesses. Although Granite expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow Granite to offset incremental Merger and integration-related costs over time, this net benefit may not be achieved in the near term, or at all. See “ —The integration of Layne may present significant challenges to Granite, and although Granite expects the Merger with Layne will result in cost savings, synergies and other benefits to Granite, Granite may not realize those benefits because of difficulties related to integration, the realization of synergies, and other challenges.”

As a result of the Merger, Granite’s goodwill, indefinite-lived intangible assets, and other intangible assets in its consolidated balance sheet will increase. If its goodwill, indefinite-lived intangible assets, or other intangible assets become impaired in the future, Granite would be required to record a material, non-cash charge to earnings, which would also reduce its stockholders’ equity.

Under GAAP, goodwill and indefinite-lived intangible assets are reviewed for impairment on an annual basis (or more frequently if events or circumstances indicate that their carrying value may not be recoverable) and other intangible assets if events or circumstances indicate that their carrying value may not be recoverable. If Granite’s goodwill, indefinite-lived intangible assets, or other intangible assets are determined to be impaired in the future, Granite will be required to record a material, non-cash charge to earnings during the period in which the impairment is determined.

The Merger Agreement contains provisions that limit Layne’s ability to pursue alternatives to the Merger, which could discourage a potential acquirer of Layne from making an alternative transaction proposal or could result in a competing proposal being at a lower price than it might otherwise be and, in certain circumstances, could require Layne to pay Granite a significant termination fee.

The Merger Agreement contains “no shop” provisions that, subject to limited exceptions, require that Layne may not (a) solicit, initiate, cause or knowingly facilitate or encourage the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute or may reasonably be expected to lead to any acquisition proposal (as described in “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 110 of this proxy statement/prospectus), or engage in any discussions or negotiations with respect thereto or otherwise cooperate with or assist or participate in, or knowingly facilitate or encourage, any such inquiries, proposals, discussions or negotiations, or resolve to or publicly propose to take any of the foregoing actions, (b) approve or recommend, or resolve to or publicly propose to approve or recommend, any acquisition proposal or enter into any Merger Agreement, agreement-in-principle, letter of intent, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar agreement relating to an acquisition proposal or enter into any letter of intent, agreement or agreement-in-principle requiring Layne to abandon, terminate or fail to consummate the Merger or (c) (1) withdraw, modify or qualify in a manner adverse to Granite or Merger Sub the recommendation of the Layne Board or the approval or declaration of advisability by the Layne Board of the Merger Agreement and the transactions contemplated thereby (including the Merger) or (2) approve or recommend, or resolve to or publicly propose to approve or recommend, any acquisition proposal.

The Merger Agreement also provides that Layne will be required to pay a termination fee of $16.0 million to Granite upon termination of the Merger Agreement under certain circumstances. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Layne from considering or proposing an acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the Merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire Layne than it might otherwise have proposed to pay.

The opinion delivered by Greentech will not reflect changes in circumstances between the date of such opinion and the completion of the Merger.

The Layne Board has not obtained an updated opinion as of the date of this proxy statement/prospectus from Greentech, its financial advisor. Changes in the operations and prospects of Layne or Granite, general market and economic conditions and other factors that may be beyond their control, and on which the opinions were based, may alter the value of Layne or Granite or the prices of Layne Common Stock or Granite Common Stock by the time the Merger is consummated. The opinion does not speak as of the time the Merger will be completed or as of any date other than the date of such opinion. Because Layne does not anticipate asking Greentech to update its opinion, the opinion only addresses the fairness of the Merger Consideration, from a financial point of view, as of the date of such opinion, subject to the various assumptions made, procedures followed, factors considered, and limitations of the review undertaken, qualifications contained and other matters set forth therein. Greentech’s opinion is included as Annex C to this proxy statement/prospectus. For a description of the opinion, please refer to “The Merger—Opinion of Financial Advisor to Layne” beginning on page 81 of this proxy statement/prospectus.

Layne executive officers and directors have financial interests in the Merger that may be different from, or in addition to, the interests of Layne stockholders.

Executive officers of Layne negotiated the terms of the Merger Agreement with their counterparts at Granite, and the Layne Board unanimously determined that the Merger Agreement and the Merger are in the best interests of Layne and its stockholders, approved and declared the Merger Agreement and unanimously recommended that Layne stockholders adopt the Merger Agreement. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that Layne’s executive officers and directors have financial interests in the Merger that may be different from, or in addition to, the interests of Layne stockholders. For a detailed discussion of the special interests that Layne’s directors and executive officers may have in the Merger, see “The Merger—Interests of Certain Persons in the Merger” beginning on page 95 of this proxy statement/prospectus.

Risks Related to the Combined Company Following the Merger

The market price of Granite Common Stock and Granite’s results of operations may be affected by factors different from those affecting the market price of Layne Common Stock and Layne’s results of operations.

Layne stockholders will be entitled to receive the Merger Consideration, which is comprised of Granite Common Stock and will thus become Granite stockholders upon the consummation of the Merger. Granite’s business is different from that of Layne, and Granite’s results of operations, as well as the market price of Granite Common Stock, may be affected by factors different from those affecting Layne’s results of operations and the market price of Layne Common Stock. The market price of Granite Common Stock may fluctuate significantly following the Merger, including as a result of factors over which Granite has no control.

Failure to achieve expected benefits of the Merger and to integrate Layne’s operations with Granite’s could adversely affect Granite following the completion of the Merger and the market price of Granite Common Stock.

Although Granite expects to realize strategic, operational and financial benefits as a result of the Merger, Granite cannot be certain whether, and to what extent, such benefits will be achieved in the future. In particular, the success of the Merger will depend on achieving efficiencies and cost savings, and no assurances can be given that Granite will be able to do so. For example, costs associated with Layne’s legal proceedings and other loss contingencies may be greater than expected (including with respect to current and legacy projects undertaken and liabilities assumed by Layne and businesses that Layne has sold or discontinued). In addition, in order to obtain the benefits of the Merger, Granite must integrate Layne’s operations. Such integration may be complex and the failure to do so quickly and effectively may negatively affect earnings. Granite’s failure to create, or any significant delay in creating, an optimal operational and financial structure for the combined company may result in Granite being unable to realize the expected synergies and other intended benefits from the Merger.

In addition, the market price of Granite Common Stock may decline as a result of the Merger if the integration of Granite and Layne is unsuccessful, takes longer than expected or fails to achieve financial benefits to the extent anticipated by financial analysts or investors, or the effect of the Merger on Granite’s financial results is otherwise not consistent with the expectations of financial analysts or investors.

The pro forma financial statements included in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Merger.

The pro forma financial statements contained in this proxy statement/prospectus are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates and may not be an indication of the combined company’s financial condition or results of operations following the Merger for several reasons. See “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 39 of this proxy statement/prospectus. The actual financial condition and results of operations of the combined company following the Merger may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the Merger. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of Granite following the Merger.

Layne stockholders will have a reduced ownership and voting interest in Granite after the Merger and, as a result, will be able to exert less influence over management.

Following the Merger, each Layne stockholder will become a stockholder of Granite with a percentage ownership of Granite after the Merger that is smaller than the stockholder’s percentage ownership of Layne. It is expected that immediately after consummation of the Merger the former stockholders of Layne as a group will own approximately 12% of the outstanding shares of Granite Common Stock on a fully diluted basis, excluding any shares that may subsequently be issued in connection with conversion of the 8.0% Convertible Notes. Because of this, Layne stockholders will have substantially less influence on the management and policies of Granite after the Merger than they now have with respect to the management and policies of Layne.

Granite may be unable to hire and retain sufficient qualified personnel, and the loss of any of its key executive officers could adversely affect Granite.

Granite believes that its future success will depend in large part on its ability to attract and retain highly skilled, knowledgeable, sophisticated and qualified managerial and professional personnel, including, following the Merger, key employees of Layne. Key employees of Granite or Layne may depart for a variety of reasons, including because of issues relating to the difficulty of integration or accelerated retirement as a result of amounts received in connection with the Merger. Accordingly, no assurance can be given that Granite will be able to retain key employees of Granite or, following the Merger, Layne.

The combined company may require additional capital in the future, which may not be available to it on satisfactory terms, if at all.

The combined company will require liquidity to fund its operations and make interest and principal payments on its debt. To the extent that the funds generated by the combined company’s ongoing operations are insufficient to cover its liquidity requirements, it may need to raise additional funds through financings. If the combined company cannot obtain adequate capital or sources of credit on favorable terms, or at all, its business, operating results and financial condition could be adversely affected. Any future equity or debt financing may not be available on terms that are favorable to the combined company, if at all.

Other Risk Factors of Granite and Layne

Granite’s and Layne’s businesses are and will be subject to the risks described above. In addition, Granite and Layne are, and will continue to be, subject to the risks described in Granite’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and Layne’s Annual Report on Form 10-K for the fiscal year ended January 31, 2018, which is incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 145 of this proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

A number of the statements made or incorporated by reference in this proxy statement/prospectus are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act, Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are all statements made or incorporated by reference into this proxy statement/prospectus, other than statements of historical fact. In some cases, forward-looking statements can be identified by terminology such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would,” and similar expressions or expressions of the negative of these terms. These statements include statements regarding the intent, belief or current expectations of each of Granite and Layne and their respective subsidiaries, their directors and their officers with respect to, among other things, future events, including the Merger, the respective financial results and financial trends expected to impact each of Granite and Layne prior to the completion of the Merger, or if the Merger is not completed, and expected to impact Granite thereafter, assuming the Merger is consummated.

Forward-looking statements are based upon certain underlying assumptions, including any assumptions mentioned with the specific statements, as of the date such statements were made. Such assumptions are in turn based upon internal estimates and analyses of market conditions and trends, management plans and strategies, economic conditions and other factors. While Granite and Layne believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the control of Granite and Layne. By their nature, forward-looking statements and the assumptions underlying them are necessarily subject to risks and uncertainties inherent in projecting future conditions and results. Actual results may differ materially from the current expectations of Granite and Layne depending on a number of factors affecting their businesses and risks associated with the successful execution of the Merger and the integration and performance of their businesses following the Merger. These factors include, but are not limited to, those set forth under “Risk Factors” beginning on page 22 of this proxy statement/prospectus, and those set forth under “Forward-Looking Statements,” “Risk Factors” or any similar heading in the documents incorporated by reference herein.

Granite and Layne caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement/prospectus in the case of forward-looking statements contained in this proxy statement/prospectus, or the dates of the documents incorporated by reference in this proxy statement/prospectus in the case of forward-looking statements made in those incorporated documents. Except as may be required by law, neither Granite nor Layne has any obligation to update or alter these forward-looking statements, whether as a result of new information, future events or otherwise.

Granite and Layne expressly qualify in their entirety all forward-looking statements attributable to Granite or Layne or any person acting on either of their respective behalf by the cautionary statements contained or referred to in this section.

INFORMATION ABOUT GRANITE CONSTRUCTION INCORPORATED

Granite delivers infrastructure solutions for public and private clients primarily in the United States. Granite is one of the largest diversified heavy civil contractors and construction materials producers in the United States. Granite operates nationwide, serving both public and private sector clients. Within the public sector, Granite primarily concentrates on heavy-civil infrastructure projects, including the construction of streets, roads, highways, mass transit facilities, airport infrastructure, bridges, trenchless and underground utilities, power-related facilities, water-related facilities, utilities, tunnels, dams and other infrastructure-related projects. Within the private sector, Granite performs site preparation and infrastructure services for residential development, energy development, commercial and industrial sites, and other facilities, as well as provide construction management professional services. Granite’s business is organized into three reportable business segments. These business segments are: Construction, Large Project Construction and Construction Materials.

The four primary economic drivers of Granite business are (a) the overall health of the U.S. economy; (b) federal, state and local public funding levels; (c) population growth resulting in public and private development; and (d) the need to replace or repair aging infrastructure. A stagnant or declining economy will generally result in reduced demand for construction and construction materials in the private sector. This reduced demand increases competition for private sector projects and will ultimately also increase competition in the public sector as companies migrate from bidding on scarce private sector work to projects in the public sector. In addition, a stagnant or declining economy tends to produce less tax revenue for public agencies, thereby decreasing a source of funds available for spending on public infrastructure improvements. Some funding sources that have been specifically earmarked for infrastructure spending, such as diesel and gasoline taxes, are not as directly affected by a stagnant or declining economy, unless actual consumption is reduced or gasoline sales tax revenues decline consistent with fuel prices. However, even these can be temporarily at risk as federal, state and local governments take actions to balance their budgets. Additionally, fuel prices and more fuel efficient vehicles can have a dampening effect on consumption, resulting in overall lower tax revenue. Conversely, increased levels of public funding as well as an expanding or robust economy will generally increase demand for Granite’s services and provide opportunities for revenue growth and margin improvement.

In connection with entering into the Merger Agreement, Granite received a commitment letter for a new $370 million backstop facility. That backstop facility was obtained because the assumption of Layne’s outstanding debt and letters of credit would exceed the amount of indebtedness permitted under Granite’s then existing credit facility.

In connection with the Merger Agreement, Granite (a) has entered into the Credit Facility Amendment and (b) expects to enter into the NPA Amendment. The Credit Facility Amendment, among other things, (a) exempts Layne and its subsidiaries from the provisions of the Senior Credit Facility that would otherwise require them to guarantee Granite’s obligations under the Senior Credit Facility until the date upon which the 8.0% Convertible Notes have been paid or otherwise satisfied in full, (b) permits liens on certain assets of Layne and its subsidiaries securing the 8.0% Convertible Notes, (c) permits certain indebtedness outstanding under the 4.25% Convertible Notes and the 8.0% Convertible Notes and (d) increases the aggregate amount of uncommitted incremental revolving loans and/or incremental term loans that Granite may request under the Senior Credit Facility up to a maximum of $130,000,000, in each case as more fully disclosed in Granite’s Current Report on Form 8-K filed with the SEC on March 1, 2018. See “Where You Can Find More Information” beginning on page 145 of this proxy statement/prospectus. The NPA Amendment is expected to, among other things, (a) permit the acquisition of Layne pursuant to the Merger Agreement, (b) exempt Layne and its subsidiaries from the provisions of the Note Purchase Agreement that would otherwise require them to guarantee Granite’s obligations under the Note Purchase Agreement until the earliest of the date upon which the 8.0% Convertible Notes have been paid or otherwise satisfied in full or certain other dates, if earlier, (c) permit liens on certain assets of Layne and its subsidiaries securing the 8.0% Convertible Notes and (d) permit certain indebtedness outstanding under the 4.25% Convertible Notes and the 8.0% Convertible Notes.

Granite Common Stock is listed on NYSE under the symbol “GVA.” Granite Construction Company was originally incorporated in 1922. In 1990, Granite Construction Incorporated was formed as the holding company for Granite Construction Company and its wholly owned subsidiaries and was incorporated in Delaware.

Additional information about Granite is included in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 145 of this proxy statement/prospectus.

INFORMATION ABOUT LAYNE CHRISTENSEN COMPANY

Layne is a leading global water management and services company, with more than 130 years of industry experience, providing responsible, sustainable, integrated solutions to address the world’s water, minerals and infrastructure challenges. Layne’s customers include government agencies, investor-owned utilities, industrial companies, global mining companies, engineering and consulting firms, oil and gas companies, power companies and agribusiness.

For its customers, Layne manages water throughout its lifecycle, including supply, treatment, delivery, maintenance and rehabilitation. Throughout each phase, Layne works to ensure compliance with complex state and federal regulations, and to meet increasingly high demand for quality, reliability and efficiency. Layne’s mineral services teams extract representative samples that accurately reflect the underlying mineral deposits for Layne’s global mining customers. Layne operates its business in three segments: Water Resources, Inliner, and Mineral Services.

Layne operates on a geographically dispersed basis with approximately 52 sales and operations offices located throughout North America, Brazil and through its affiliates in Latin America.

Shares of Layne Common Stock are listed on Nasdaq under the symbol “LAYN.” Layne was originally incorporated as Layne, Inc. in 1882.

Additional information about Layne is included in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 145 of this proxy statement/prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF GRANITE

The following table presents selected historical consolidated financial and operating data for Granite as of and for the fiscal years ended December 31, 2017, 2016, 2015, 2014, and 2013. The selected historical financial information presented below for each of the five years ended December 31, 2017 has been derived from Granite’s audited consolidated financial statements.

The information should be read in conjunction with Granite’s consolidated financial statements and the related notes thereto and the information under the heading “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Granite’s Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 16, 2018, which are incorporated by reference in this proxy statement/prospectus. For additional information on documents incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 145 of this proxy statement/prospectus.

Consolidated Statements of Operations

	Years Ended December 31,
	2017	2016	2015	2014	2013
		(In thousands, except per share amounts)
Revenue(1)	$2,989,713	$2,514,617	$2,371,029	$2,275,270	$2,266,901
Gross profit(1)	314,933	301,370	299,836	239,741	177,177
As a percent of revenue	10.5%	12.0%	12.6%	10.5%	7.8%
Selling, general and administrative expenses	222,811	219,299	203,817	193,256	191,860
As a percent of revenue	7.5%	8.7%	8.6%	8.5%	8.5%
Restructuring (gains) charges, net(2)	(2,411)	(1,925)	(6,003)	(2,643)	52,139
Net income (loss)	75,801	66,200	68,248	35,876	(44,766)
Amount attributable to non-controlling interests	(6,703)	(9,078)	(7,763)	(10,530)	8,343
Net income (loss) attributable to Granite(1)	69,098	57,122	60,485	25,346	(36,423)
As a percent of revenue	2.3%	2.3%	2.6%	1.1%	(1.6)%
Net income (loss) per share attributable to common shareholders:
Basic	$1.74	$1.44	$1.54	$0.65	$(0.94)
Diluted	$1.71	$1.42	$1.52	$0.64	$(0.94)
Weighted average shares of common stock:
Basic	39,795	39,557	39,337	39,096	38,803
Diluted	40,372	40,225	39,868	39,795	38,803
Dividends per common share	$0.52	$0.52	$0.52	$0.52	$0.52

(1)	During the year ended December 31, 2017, Granite identified and corrected amounts related to revisions in estimates that should have been recorded during the year ended December, 31, 2016. These corrections resulted in a $4.9 million decrease to revenue and gross profit and a $1.6 million decrease in net income attributable to Granite Construction Incorporated for the year ended December 31, 2017.

(2)	During the years ended December 31, 2017, 2016, 2015 and 2014 Granite recorded restructuring gains of $2.4 million, $1.9 million, $6.0 million and $1.3 million, respectively, related to Granite’s 2010 Enterprise Improvement Plan (“EIP”). In addition, during 2014, Granite recorded $1.3 million in gains related to nonperforming quarry sites and during 2013, Granite recorded net restructuring charges of $49.0 million, including amounts attributable to non-controlling interests of $3.9 million, related to EIP and $3.1 million in other impairment charges related to nonperforming quarry sites.

Consolidated Balance Sheets

	As of December 31,
	2017	2016	2015	2014	2013
		(In thousands, except per share amounts)
Total Assets	$1,871,978	$1,733,453	$1,626,878	$1,600,048	$1,609,362
Cash, cash equivalents and marketable securities	366,501	317,105	358,531	358,028	346,323
Working capital	576,804	559,058	519,177	454,121	396,759
Current maturities of long-term debt	46,048	14,796	14,800	1,247	1,247
Long-term debt	178,453	229,498	244,323	275,621	276,868
Other long-term liabilities	45,446	51,430	46,613	44,495	48,580
Granite shareholders’ equity	945,108	885,988	839,237	794,385	781,940
Book value per share	23.70	22.36	21.29	20.27	20.09
Common shares outstanding	39,871	39,621	39,413	39,186	38,918
Other Data:
Contract backlog	$3,718,157	$3,484,405	$2,908,438	$2,718,873	$2,526,751

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF LAYNE

The following table presents summary historical consolidated financial data for Layne and its subsidiaries as of and for the fiscal years ended January 31, 2018, 2017, 2016, 2015 and 2014. The summary historical financial information presented below for each of the five years ended January 31, 2018 has been derived from Layne’s audited consolidated financial statements.

The information set forth below should be read in conjunction with Layne’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Layne’s Annual Report on Form 10-K for the fiscal year ended January 31, 2018, which is incorporated by reference in this proxy statement/prospectus, and its consolidated financial statements and the notes thereto. For additional information on documents incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 145 of this proxy statement/prospectus.

Statements of Operations Data

	Years Ended January 31,
	2018(1)	2017	2016(5)	2015(6)	2014(7)
	(in thousands, except per share data)
Revenues:	$475,517	$464,783	$518,105	$522,057	$513,551
Cost of revenues (exclusive of depreciation, amortization and impairment charges shown below)	(374,761)	(382,101)	(419,867)	(411,077)	(403,343)
Selling, general and administrative expenses (exclusive of depreciation, amortization and impairment charges shown below)	(74,428)	(76,586)	(89,176)	(97,339)	(103,462)
Depreciation and amortization	(26,701)	(25,302)	(30,092)	(37,619)	(41,738)
Gain (loss) on sale of fixed assets	3,741	3,886	507	659	3,946
Impairment charges(2)	—	—	(4,598)	—	—
Equity in earnings (losses) of affiliates	3,431	2,655	(612)	(2,002)	(2,974)
Restructuring costs	(4,903)	(16,924)	(9,189)	(2,644)	—
Gain on extinguishment of debt(3)	—	—	4,236	—	—
Interest expense	(17,120)	(16,883)	(18,011)	(13,707)	(7,132)
Other income (expense), net	(15)	843	1,082	(1,266)	631

Loss from continuing operations before income taxes	(15,239)	(45,629)	(47,615)	(42,938)	(40,521)
Income tax (expense) benefit(4)	10,375	(1,420)	(737)	3,945	(56,884)

Net (loss) income from continuing operations	(4,864)	(47,049)	(48,352)	(38,993)	(97,405)
Net (loss) income from discontinued operations	(22,447)	(5,187)	3,547	(70,334)	(30,646)

Net loss	(27,311)	(52,236)	(44,805)	(109,327)	(128,051)
Net (loss) income attributable to noncontrolling interest	—	—	28	(824)	(588)

Net loss attributable to Layne	$(27,311)	$(52,236)	$(44,777)	$(110,151)	$(128,639)

(Loss) income per share information attributable to Layne shareholders:
Basic loss per share-continuing operations	$(0.24)	$(2.38)	$(2.45)	$(2.03)	$(5.00)
Basic (loss) income per share-discontinued operations	(1.13)	(0.26)	0.18	(3.58)	(1.56)

Basic loss per share	(1.37)	(2.64)	(2.27)	(5.61)	(6.56)

Diluted loss per share-continuing operations	(0.24)	(2.38)	(2.45)	(2.03)	(5.00)
Diluted (loss) income per share-discontinued operations	(1.13)	(0.26)	0.18	(3.58)	(1.56)

Diluted loss per share	$(1.37)	$(2.64)	$(2.27)	$(5.61)	$(6.56)

(1)	During the fiscal year ended January 31, 2018, Layne sold its Heavy Civil business and accounted for it as a discontinued operation for all periods presented.

(2)	See Note 4 to the Consolidated Financial Statements for a discussion of impairment charges recorded during the fiscal year ended January 31, 2016.

(3)	During the fiscal year ended January 31, 2016, Layne recognized a gain on extinguishment of debt of $4.2 million in connection with the partial redemption of the 4.25% Convertible Notes in exchange for 8.0% Convertible Notes.

(4)	Layne’s income tax benefit for the fiscal year ended January 31, 2018 included an $8.8 million reversal of accrued foreign taxes recorded in prior years. A $73.4 million valuation allowance on deferred tax assets was recorded during the fiscal year ended January 31, 2014. Of the $73.4 million valuation allowance, $54.4 million related to deferred tax assets established in a prior year, and $19.0 million related to deferred tax assets established in the current year.

(5)	During the fiscal year ended January 31, 2016, Layne sold its Geoconstruction business, and accounted for it as a discontinued operation.

(6)	During the fiscal year ended January 31, 2015, Layne sold Costa Fortuna and Tecniwell, both previously reported in the Geoconstruction operating segment, and were accounted for as discontinued operations.

(7)	During the fiscal year ended January 31, 2014, Layne accounted for its SolmeteX operation, which was sold on July 31, 2013, as a discontinued operation.

Balance Sheet Data (at period end)

	Years Ended January 31,
	2018	2017	2016	2015	2014
	(in thousands)
Working capital, excluding current maturities of debt	$62,584	$105,554	$131,368	$104,974	$121,458
Total assets	370,189	436,151	488,657	541,942	642,499
Current maturities of long-term debt(1)	67,293	9	88	142	128
Total long-term debt, excluding current maturities	98,769	162,346	158,986	128,566	102,999
Total Layne equity	57,505	82,220	128,658	181,215	289,464

(1)	Primarily represents the 4.25% Convertible Notes with a maturity date of November 15, 2018.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The accompanying Pro Forma Income Statements for the periods presented combine the historical consolidated statements of income of Granite and Layne, giving effect to the Merger as if it had been completed on January 1, 2017, the beginning of the earliest period presented. The Pro Forma Income Statements assume that Granite, with a fiscal year that ends on December 31, acquired Layne, with a fiscal year that ends on January 31, and are to be read as if the Merger has been completed. The Pro Forma Income Statements for the fiscal year ended December 31, 2017 will include (a) Granite’s fiscal year ended December 31, 2017 and (b) Layne’s fiscal year ended January 31, 2018. The accompanying Pro Forma Balance Sheet as of December 31, 2017 combines the historical consolidated balance sheets of Granite as of December 31, 2017 and Layne as of January 31, 2018, giving effect to the Merger as if it had been completed on December 31, 2017.

The accompanying Pro Forma Financial Statements and related notes were prepared using the acquisition method of accounting with Granite considered the acquirer of Layne. Accordingly, the Merger Consideration to be paid in the Merger has been allocated to assets and liabilities of Layne based upon their estimated fair values as of the date of completion of the Merger. Any amount of the Merger Consideration that is in excess of the estimated fair values of assets acquired and liabilities assumed will be recorded as goodwill in Granite’s balance sheet after the completion of the Merger. The amount of goodwill that will be recorded in connection with the Merger depends on the market price of Granite Common Stock on the date of completion of the Merger. As a result of recent market volatility, the amount of goodwill that is ultimately recorded may vary significantly from the estimated goodwill on the Pro Forma Balance Sheet. As of the date of this proxy statement/prospectus, Granite has not completed the detailed valuation work necessary to arrive at the required estimates of the fair value of the Layne assets to be acquired and the liabilities to be assumed and the related allocation of purchase price, nor has it identified all adjustments necessary to conform Layne’s accounting policies to Granite’s accounting policies. A final determination of the fair value of Layne’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of Layne that exist as of the date of completion of the Merger and, therefore, cannot be made prior to that date. Additionally, the value of the Merger Consideration to be paid by Granite to complete the Merger will be determined based on the trading price of Granite Common Stock in accordance with the Merger Agreement. Accordingly, the accompanying unaudited pro forma purchase price allocation is preliminary and is subject to further adjustments as additional information becomes available and as additional analyses are performed. Granite currently expects Construction, Cost of revenue, Selling, general and administrative expenses and amortization of discount and deferred financing costs to be the primary income statement line items that may be impacted by the determination of the final purchase price allocation from resulting amortization of tangible and intangible assets. Similarly, Granite currently expects investments in affiliates, goodwill, deferred income taxes, other noncurrent assets, long term debt, other long term liabilities and additional paid in capital to be the primary balance sheet line items that may be impacted by the final determination of the purchase price allocation. The preliminary unaudited pro forma purchase price allocation has been made solely for the purpose of preparing the accompanying Pro Forma Financial Statements. The preliminary purchase price allocation was based on Granite’s historical experience, data that was available through the public domain and Granite’s due diligence review of Layne’s business. Until the Merger is consummated, both companies are limited in their ability to share information with the other. Upon completion of the Merger, further valuation work will be performed. Increases or decreases in the fair value of relevant balance sheet amounts will result in adjustments to the balance sheet and/or statements of income until the purchase price allocation is finalized. There can be no assurance that such finalization will not result in material changes from the preliminary purchase price allocation included in the accompanying Statements.

The accompanying Pro Forma Financial Statements and related notes are being provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated balance sheet of Granite would have been had the Merger occurred on the dates assumed, nor are they necessarily indicative of Granite’s future consolidated results of operations or consolidated financial position. The Pro Forma Financial Statements are based upon currently available information and estimates and assumptions that Granite management believes are reasonable as of the date hereof. Any of the factors underlying these estimates and assumptions may change or prove to be materially different, and the estimates and assumptions may not be representative of facts existing at the closing date of the Merger.

The accompanying Pro Forma Financial Statements have been developed from and should be read in conjunction with the audited consolidated financial statements of Granite contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and of Layne contained in its Annual Report on Form 10-K for the fiscal year ended January 31, 2018, which is incorporated by reference in this proxy statement/prospectus.

The historical consolidated financial statements of Layne presented herein have been adjusted by condensing and disaggregating certain line items in order to conform to Granite’s financial statement presentation.

Granite Construction Incorporated

Unaudited Condensed Combined Balance Sheet as of December 31, 2017

	Historical
	Granite	Layne (Note 5)	Pro Forma Adjustments (Note 4)		Pro Forma Combined
	(in thousands, except per share amounts)
ASSETS
Current assets
Cash and cash equivalents ($94,359 related to CCJVs)	$233,711	$32,041	$(32,561)	(g)	$233,191
Short-term marketable securities	67,775	—	—		67,775
Receivables, net ($52,031 related to CCJVs)	479,791	59,558	—		539,349
Costs and estimated earnings in excess of billings ($1,437 related to CCJVs)	103,965	44,987	—		148,952
Inventories	62,497	20,020	—		82,517
Equity in construction joint ventures	247,826	—	—		247,826
Other current assets ($10,384 related to CCJVs)	36,513	11,915	—		48,428

Total current assets	$1,232,078	$168,521	$(32,561)		$1,368,038
Property and equipment, net ($38,361 related to CCJVs)	$407,418	$120,604	—		$528,022
Long-term marketable securities	65,015	—	—		65,015
Investments in affiliates	38,469	53,325	14,613	(a)	106,407
Goodwill	53,799	8,915	185,760	(b)	248,474
Deferred income taxes, net	—	—	20,684	(c)	20,684
Other noncurrent assets	75,199	18,824	92,839	(d)	186,862

Total assets	$1,871,978	$370,189	$281,335		$2,523,502

LIABILITIES AND EQUITY
Current liabilities
Current maturities of long-term debt	$46,048	$67,293	$131,752	(e)(l)	$245,093
Accounts payable ($34,795 related to CCJVs)	237,673	42,330	—		280,003
Billings in excess of costs and estimated earnings ($37,701 related to CCJVs)	135,146	10,563	—		145,709
Accrued expenses and other current liabilities ($2,126 related to CCJVs)	236,407	53,044	8,562	(f)	298,013

Total current liabilities	$655,274	$173,230	$140,314		$968,818
Long-term debt	178,453	98,769	(98,769)	(l)	178,453
Deferred income taxes, net	1,361	769	(2,130)	(c)	—
Other long-term liabilities	44,085	39,868	6,143	(d)	90,096
Commitments and contingencies

Equity
Preferred stock, $0.01 par value, authorized 3,000,000 shares, none outstanding	—	—	—		—
Common stock, $0.01 par value, authorized 150,000,000 shares; issued and outstanding 45,248,916 shares as of December 31, 2017	399	199	(145)	(g)	452
Additional paid-in capital	160,376	372,049	(70,258)	(g)	462,167
Accumulated other comprehensive income (loss)	634	(18,612)	18,612	(g)	634
Retained earnings	783,699	(296,131)	287,569	(f) (g)	775,137

Total shareholders’ equity	945,108	57,505	235,778		1,238,391
Non-controlling interests	47,697	48	—		47,745

Total equity	992,805	57,553	235,778		1,286,136

Total liabilities and equity	$1,871,978	$370,189	$281,335		$2,523,502

Granite Construction Incorporated

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2017

	Historical
	Granite	Layne (Note 5)	Pro Forma Adjustments (Note 4 )		Pro Forma Combined
	(in thousands, except for per share amounts)
Revenue
Construction	$1,664,708	$475,517	—		$2,140,225
Large project construction	1,032,229	—	—		1,032,229
Construction materials	292,776	—	—		292,776

Total revenue	$2,989,713	$475,517	—		$3,465,230
Cost of revenue
Construction	1,417,694	399,860 (m)	18,428	(h)	1,835,981
Large project construction	1,002,436	—	—		1,002,436
Construction materials	254,650	—	—		254,650

Total cost of revenue	2,674,780	399,860	18,428		3,093,067
Gross profit	314,933	75,657	(18,428)		372,163

Depreciation and amortization	—	— (m)	—		—
Selling, general and administrative expenses	222,811	76,030 (m)	12,439	(h)	311,280
Restructuring and impairment charges	(2,411)	4,903	—		2,492
Gain (loss) on sales of property and equipment	(4,182)	(3,741)	—		(7,923)

Operating income (loss)	98,715	(1,535)	(30,866)		66,314
Other (income) expense
Interest income	(4,742)	(33)	—		(4,775)
Interest expense	10,165	10,946	—		21,111
Amortization of discount and deferred financing costs	635	6,174	(26,056)	(i)	(19,246)
Equity in income of affiliates	(7,107)	(3,431)	—		(10,538)
Other income, net	(4,699)	48	—		(4,651)

Total other (income) expense	(5,748)	13,704	(26,056)		(18,100)

Income before provision for income taxes	104,463	(15,239)	(4,810)		84,414
(Benefit from) provision for income taxes	28,662	(10,375)	(1,876)	(j)	16,411

Net (loss) income	75,801	(4,864)	(2,934)		68,003
Amount attributable to noncontrolling interests	(6,703)	—	—		(6,703)

Net income (loss) attributable to Granite Construction Incorporated	$69,098	$(4,864)	$(2,934)		$61,300	(k)

Net income (loss) per share attributable to common shareholders
Basic	$1.74	$(0.24)	$(0.55)		$1.36
Diluted	$1.71	$(0.24)	$(0.55)		$1.34	(k)
Weighted average shares of common stock
Basic	39,795	19,858	5,378		45,173
Diluted	40,372	19,858	5,378		45,750
Dividends per common share	$0.52	—	—		$0.52

Note 1. Description of the Transaction

On February 13, 2018, Granite and Layne entered into the Merger Agreement pursuant to which, among other things, Merger Sub will be merged with and into Layne, with Layne surviving the Merger as a wholly owned subsidiary of Granite. The Merger was unanimously approved by the Granite Board and the Layne Board and is expected to close promptly following the Special Meeting, subject to the conditions described in the Merger Agreement.

At the Effective Time, each share of Layne Common Stock that is issued and outstanding will be cancelled and automatically converted into the right to receive 0.27 shares of Granite Common Stock. Upon completion of the Merger, former Layne stockholders will own approximately 12% of the outstanding shares of Granite Common Stock on a fully diluted basis (excluding any shares that may subsequently be issued in connection with any conversion of the 8.0% Convertible Notes into shares of Granite Common Stock following the Merger). Further, Granite will expand the size of the Granite Board and designate one director of Layne, who is a director prior to the Effective Time, to fill such vacancy.

Note 2. Basis of Pro Forma Presentation

The accompanying Pro Forma Financial Statements were prepared in accordance with Article 11 of Regulation S-X prescribed by the SEC. The Pro Forma Balance Sheet was prepared using the historical balance sheets of Granite as of December 31, 2017 and Layne as of January 31, 2018. Granite’s fiscal year ends on December 31 and Layne’s fiscal year ends on January 31. The Pro Forma Income Statements were prepared using:

•	Layne’s historical audited consolidated statement of operations for the year ended January 31, 2018; and

•	Granite’s historical audited consolidated statement of operations for the year ended December 31, 2017.

Both Layne’s and Granite’s historical audited financial statements were prepared in accordance with GAAP.

The Pro Forma Financial Statements have been prepared using the acquisition method of accounting for business combinations under GAAP. The acquisition method of accounting is dependent upon certain valuations and other studies, which are currently in progress. The final determination of fair value of assets acquired and liabilities assumed may result in material changes to the Pro Forma Financial Statements.

Upon completion of the Merger, Granite expects to conduct an additional review of accounting policies used to prepare Layne’s historical financial statements to determine if further adjustment or reclassification of Layne’s results of operations, assets or liabilities are required to conform to the accounting policies and classifications used to prepare Granite’s historical financial statements. This review may identify additional differences between the accounting policies of Granite and Layne, which may have a material impact on Granite’s future consolidated financial statements. Other than as disclosed in Note 5 below, we are currently not aware of any significant differences between the accounting policies of Granite and Layne.

The Pro Forma Financial Statements are preliminary, provided for illustrative purposes only and do not purport to represent what Granite’s actual consolidated results of operations or consolidated financial position would have been had the Merger occurred on the date assumed, nor are they indicative of Granite’s future consolidated results of operations or financial position. The actual results reported in periods following the Merger may differ significantly from those reflected in the Pro Forma Financial Statements for a number of reasons, including, but not limited to, differences between the assumptions used to prepare the Pro Forma Financial Statements and actual amounts, cost savings or associated costs to achieve such savings from operating efficiencies, synergies, debt refinancing, or other restructuring that may result from the Merger. Non-recurring items related to the Merger were not included in the Pro Forma Income Statements.

Note 3. Estimate of Consideration Expected to be Transferred

The calculation of the preliminary estimated purchase price for Layne presented below is based on the terms of the Merger. The Pro Forma Financial Statements include various assumptions, including those related to shares of Granite Common Stock to be issued in connection with the Merger and the fair value of Granite Common Stock. The Pro Forma Financial Statements also assume a purchase price of approximately $334 million and that the Merger was completed on April 10, 2018 using a closing price of $56.13 per share of Granite Common Stock.

The following table shows the preliminary estimated fair value of Layne’s assets acquired and liabilities assumed, as of the Effective Time:

Amount Estimated
(in thousands)
Cash	$32,041
Receivables	59,558
Other current assets	76,922
Property and equipment	120,604
Investment in affiliates	67,938
Identifiable intangible assets	96,683
Other noncurrent assets	37,025
Goodwill	194,675
Current maturities of long-term debt	(199,045)
Other current liabilities	(105,937)
Other long-term liabilities	(46,011)
Non-controlling interests	(48)

Net Assets Acquired	$334,406

The following table shows sensitivities to changes in the preliminary estimated purchase price and goodwill resulting from a 10% increase or decrease in the assumed per share price of Granite Common Stock:

	Price of Granite Common Stock	Preliminary Estimated Purchase Price	Estimated Goodwill
	(in thousands, except per share price)
As of April 10, 2018	$56.13	$334,406	$194,675
Increase of 10%	$61.74	$368,216	$228,486
Decrease of 10%	$50.52	$300,621	$160,890

Note 4. Adjustments to Pro Forma Financial Statements

Adjustments present in the Pro Forma Financial Statements are based on preliminary information and are subject to subsequent changes. The historical consolidated statements of operations and consolidated balance sheets have been adjusted in the Pro Forma Financial Statements to give effect to pro forma events that are: (1) directly attributable to the Merger; (2) factually supportable; and (3) with respect to the statements of operations, expected to have a continuing impact on the results of operations of the combined company. Additional pro forma adjustments may also be identified through the completion of purchase accounting:

Adjustments to the Pro Forma Balance Sheet

Granite has made the following pro forma adjustments to Layne’s historical balance sheet as of January 31, 2018:

(a)	a fair value increase of $15 million related to investments in affiliates;

(b)	an elimination of Layne’s historical goodwill and the preliminary estimate of goodwill recognized as a result of the Merger, which represents the amount by which the estimated consideration transferred exceeds the fair value of Layne’s assets acquired and the liabilities assumed;

(c)	an adjustment to the net deferred tax assets and liabilities resulting from the adjustments to deferred tax assets and liabilities, based on an estimated statutory tax rate of 25.75%, which includes the federal statutory tax rate, adjusted for the estimated state statutory tax rate. This estimate of the net deferred tax assets and liabilities balance includes the release of the valuation allowance associated with federal net operating loss carryforwards and other federal deferred tax assets that were fully reserved within Layne’s historical financial statements. Granite currently believes that it will have sufficient taxable income to utilize Layne’s federal net operating loss carryforwards prior to expiration. Layne’s federal gross net operating loss carryforwards as of January 31, 2018 were $150.2 million. Those loss carryforwards expire between the fiscal years 2034 and 2038, providing up to 20 years to generate the taxable income that would be required to realize Layne’s federal net operating loss carryforwards. As a result, Granite believes it is more likely than not that federal net operating loss carryforwards and other federal deferred tax assets will be realized. Further, income tax benefit related to the reduction of valuation allowance is not included in the Pro Forma Income Statement. This is preliminary and subject to change based on Granite’s final determination of the fair value of assets acquired and liabilities assumed by jurisdiction; additionally, Granite has revised the statutory tax rate at which these were recorded to account for the statutory tax rate enacted as of December 31, 2017, the date of the Pro Forma Balance Sheet. The table below summarizes the various components of this adjustment:

December 31, 2017
(in thousands)
Deferred Tax Asset Valuation Allowance Release	$41,398
Net Deferred Tax Liability From Fair Value Adjustments	(18,584)
Deferred Tax Liability Reclassification	(2,130)

Net Deferred Tax Asset Adjustment	$20,684

(d)	the estimated fair value of Layne’s identified intangible assets. The following table shows a preliminary estimate of the fair value of those intangible assets and their related average estimated useful lives:

	Estimated Useful Life (in Years)	Estimated Fair Value as of December 31, 2017	Net Book Value as of January 31, 2018	Pro Forma Adjustment
	(in thousands)
Intangible Assets
Backlog	1	$24,570	$—	$24,570
Customer Relationships	5	42,998	—	42,998
Trademarks/Trade Names	10	23,034	910	22,124
Patent/Technology/License Agreements	5	3,686	2,934	752
Non-Competition Agreements	3	2,396	$—	$2,396

Total Intangible Assets		$96,683	$3,844	$92,839

Intangible Liabilities
Unfavorable Contracts, net	1	$6,143	$—	$6,143

(e)	the 4.25% Convertible Notes reflect an adjustment of $2.8 million to record the 4.25% Convertible Notes at estimated fair value based on publicly-observed market prices of the notes. The conversion rate of the 4.25% Convertible Notes would result in a value less than the $1,000 principal amount of each 4.25% Convertible Note. The 8.0% Convertible Notes have an “as converted” value that exceeds the principal amount of the 8.0% Convertible Notes, which approximates fair value. The 8% Convertible Notes reflect an adjustment of $30.2 million based upon the market price of Granite Common Stock (as of April 10, 2018) issuable upon conversion of the 8.0% Convertible Notes.

(f)	expenses of $8.6 million incurred by Granite and Layne directly attributable to the Merger. Total expected costs, including those costs already incurred, that are directly attributable to the Merger are estimated to be approximately $31 million. The expenses that Granite and Layne may ultimately incur may differ materially from this amount. These expenses include fees for investment banking, advisory, legal, valuation, and other professional fees. As these expenses will not have a continuing impact, Granite has not shown these estimated expenses in the Pro Forma Income Statements. No material Merger-related expenses were incurred by Granite and Layne during the periods covered by the historical financial statements; and

(g)	the elimination of Layne’s historical equity and the estimated consideration of $334 million, which includes the issuance of $302 million in shares of Granite Common Stock to Layne stockholders, and $32.5 million in cash for the Layne Stock Options, Layne RSUs and Layne PSUs. The number of Layne Stock Options used for calculating the amount of cash payable excludes 212,098 of Layne Stock Options, which have exercise prices that exceed the per share merger consideration based on the market price of Granite Common Stock as of April 10, 2018. Based on the Granite Common Stock Price, these values may differ when the Merger is completed. The actual number of shares of Granite Common Stock issued to Layne stockholders and cash paid for Layne Stock Options, Layne RSUs and Layne PSUs upon closing of the Merger will be based on the actual number of shares of Layne Common Stock outstanding at the Effective Time, and the fair value of those shares will be based on the trading price of Granite Common Stock at that time.

Adjustments to Pro Forma Income Statements

Granite has made the following adjustments to Layne’s historical income statement for the fiscal year ended January 31, 2018:

(h)

additional amortization of intangible assets which will be acquired based on the preliminary estimated fair value and useful lives expected to be recorded as a result of the Merger. For estimated intangible asset values and the associated useful lives, see note (d) under “—Adjustments to Pro Forma Balance Sheet” above. The following table shows a preliminary estimate of the amortization of the fair value of those intangible assets based on their related estimated useful lives:

Year Ended December 31, 2017
(in thousands)
Cost of revenues	$18,428
Selling, general and administrative	$12,439

(i)	amortization of the adjustment from carrying value to fair value of the Convertible Notes;

(j)	tax effects of the pro forma adjustments based on a statutory tax rate of 39%, which reflects the federal and state tax rate in effect during the period presented. Due to the 2017 Tax Cuts and Jobs Act, future tax provision may materially differ from the current provision; and

(k)	the following table shows the calculation of pro forma combined basic and diluted net income per share of Granite Common Stock, after giving effect to the preliminary estimated number of shares of Granite Common Stock to be issued to Layne stockholders in the Merger, for the year ended December 31, 2017 (the shares of Granite Common Stock issuable upon conversion of the Convertible Notes are not included in the table below because the issuance of the shares would be anti-dilutive using the “if converted” method):

	Year Ended December 31, 2017 Basic	Year Ended December 31, 2017 Diluted
	(in thousands, except per share amounts)
Pro forma net income attributable to stockholders	$61,300	$61,300
Weighted average shares of Granite Common Stock outstanding	39,795	40,372
Shares of Layne Common Stock converted to shares of Granite Common Stock	5,378	5,378

Pro forma weighted average shares of Granite Common Stock outstanding	45,173	45,750

Pro forma net income per share of Granite Common Stock	$1.36	$1.34

(l)	reclassification of $99 million of the 8.0% Convertible Notes from long-term debt to current maturities of long-term debt because the Pro Forma Balance Sheet is as of December 31, 2017 and Granite intends to accelerate the maturity of the 8.0% Convertible Notes to August 15, 2018. Pursuant to the terms of the indenture governing the 8.0% Convertible Notes, the notes will mature on May 1, 2019, unless earlier paid or the maturity date is accelerated to August 15, 2018, which acceleration will occur if all of the outstanding 4.25% Convertible Notes have not been redeemed, repurchased, discharged, or otherwise retired prior to August 15, 2018 and the maturity date for the 4.25% Convertible Notes has not been extended to a date after October 15, 2019. Granite intends to redeem the 4.25% Convertible Notes on the original maturity date of November 15, 2018, which will result in the maturity date of the 8.0% Convertible Notes being accelerated to August 15, 2018.

Note 5. Reclassifications

The Layne historical unaudited condensed balance sheet and statement of operations have been conformed to Granite’s presentation of the respective statements. Granite has made the following reclassification to Layne’s historical balance sheet as of January 31, 2018 and statement of operations for the fiscal year ended January 31, 2018:

(m)	reclassification of $27 million of depreciation and amortization from separate presentation in Layne’s historical statement of operations to cost of revenue and selling, general and administrative expenses in the amounts of $25 million and $2 million, respectively.

UNAUDITED COMPARATIVE PER SHARE DATA

The following table shows, for the year ended December 31, 2017 for Granite and for the year ended January 31, 2018 for Layne, historical and pro forma equivalent per share data for Layne Common Stock and historical and pro forma combined per share data for Granite Common Stock. The information in the table is derived from each of Layne’s and Granite’s respective historical consolidated financial statements incorporated by reference herein, as well as the Pro Forma Financial Statements included elsewhere herein. The pro forma equivalent per share data and the pro forma combined per share data assume that Granite, with a fiscal year that ends on December 31, acquired Layne, with a fiscal year that ends on January 31, and are to be read as if the Merger has been completed on December 31, 2017.

The pro forma equivalent information shows the effect of the Merger from the perspective of a holder of Layne Common Stock. The information was computed by multiplying the pro forma combined income from continuing operations per share for the year ended December 31, 2017 for Granite and for the year ended January 31, 2018 for Layne, respectively, and pro forma combined book value per share as of December 31, 2017 by the Exchange Ratio.

The pro forma combined data below is presented for illustrative purposes only. The pro forma adjustments to the income statement data are based on the assumption that the Merger was completed on January 1, 2017, and the pro forma adjustments to the balance sheet data are based on the assumption that the Merger was completed on December 31, 2017.

Either company’s actual historical financial condition or results of operations may have been different had the companies always been combined. You should not rely on this information as being indicative of the historical financial condition and results of operations that would have actually been achieved or of the future results of Granite after the completion of the Merger.

You should read the information below together with the historical consolidated financial statements and related notes of each of Granite and Layne, which are incorporated by reference in this proxy statement/prospectus, and with the information under the heading “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 39 of this proxy statement/prospectus.

	Layne Common Stock		Granite Common Stock
	Historical(1)	Pro Forma Equivalent	Historical	Pro Forma Combined
Net income (loss) per share attributable to common shareholders:
Basic	$(0.24)	$0.37	$1.74	$1.36
Diluted	$(0.24)	$0.36	$1.71	$1.34
Weighted average shares of common stock
Basic	19,858	12,197	39,795	45,173
Diluted	19,858	12,352	40,372	45,750
Dividends per common share	—	$0.14	$0.52	$0.52
Book value per share	$2.90	$7.39	$23.70	$27.37

(1)	Based on Layne’s Net income (loss) from continuing operations.

COMPARATIVE MARKET VALUE OF COMMON STOCK AND DIVIDEND INFORMATION

Market Prices and Dividend Data

Granite Common Stock is listed for trading on NYSE under the symbol “GVA.” Layne Common Stock is listed for trading on Nasdaq under the symbol “LAYN.” The following table shows the closing prices per share of Granite Common Stock and Layne Common Stock as reported on February 13, 2018 the final trading day prior to the public announcement of the Merger, and on May 14, 2018, the latest practicable date prior to the date of this proxy statement/prospectus. This table also shows the implied value of the Merger Consideration for each share of Layne Common Stock, which was calculated by multiplying the closing price of Granite Common Stock on the relevant date by the Exchange Ratio.

	Closing Price of Granite Common Stock	Closing Price of Layne Common Stock	Implied Value of Merger Consideration Closing Price of Layne Common Stock
As of February 13, 2018	$60.08	$12.62	$16.22
As of May 14, 2018	$57.29	$15.26	$15.47

The market price of Granite Common Stock and Layne Common Stock will fluctuate prior to the Special Meeting and before the Merger is consummated, which will affect the implied value of the Merger Consideration paid to Layne stockholders.

The following table presents trading information for shares of Granite Common Stock and Layne Common Stock on February 13, 2018, the final trading day prior to the public announcement of the Merger, and on May 14, 2018, the latest practicable date prior to the date of this proxy statement/prospectus.

	Layne Common Stock			Granite Common Stock
Common Stock Date	High	Low	Close	High	Low	Close
February 13, 2018	$13.60	$12.45	$12.62	$61.32	$59.41	$60.08
May 14, 2018	$15.45	$15.25	$15.26	$57.71	$57.15	$57.29

The following table sets forth the high and low sales prices of Layne Common Stock as reported by Nasdaq for the calendar quarters indicated based on Layne’s two most recent fiscal years. Layne’s fiscal year ends January 31.

	Layne Common Stock
	High	Low	Cash Dividends Declared
Fiscal Year 2017:
First Quarter	$9.22	$4.90	—
Second Quarter	$9.32	$6.50	—
Third Quarter	$9.56	$7.15	—
Fourth Quarter	$11.42	$8.17	—
Fiscal Year 2018:
First Quarter	$10.79	$7.53	—
Second Quarter	$10.70	$6.98	—
Third Quarter	$13.64	$9.52	—
Fourth Quarter	$13.83	$10.39	—
Fiscal Year 2019:
First Quarter	$16.96	$12.22	—
Second Quarter(1)	$15.45	$13.94	—

(1)	Second quarter data for Layne Common Stock is presented through May 14, 2018, the last practicable trading day before the date of this proxy statement/prospectus.

The following table sets forth the high and low sales prices of Granite Common Stock as reported by NYSE for the calendar quarters indicated based on Granite’s two most recent fiscal years. Granite’s fiscal year ends December 31.

	Granite Common Stock
	High	Low	Cash Dividends Declared
Fiscal Year 2016:
First Quarter	$47.99	$35.69	$0.13
Second Quarter	$48.59	$40.16	$0.13
Third Quarter	$51.35	$44.35	$0.13
Fourth Quarter	$62.18	$42.59	$0.13
Fiscal Year 2017:
First Quarter	$59.99	$45.19	$0.13
Second Quarter	$55.11	$45.14	$0.13
Third Quarter	$59.36	$47.05	$0.13
Fourth Quarter	$67.40	$55.78	$0.13
Fiscal Year 2018:
First Quarter	$68.00	$52.37	$0.13
Second Quarter(1)	$58.43	$52.18

(1)	Second quarter data for Granite Common Stock is presented through May 14, 2018, the last practicable trading day before the date of this proxy statement/prospectus.

Dividend Policies

Layne has not paid dividends since its initial public offering in 1992, and does not anticipate paying any cash dividends on its common stock in the foreseeable future. The Merger Agreement restricts the ability of Layne to declare or pay dividends prior to the consummation of the Merger.

Granite has paid quarterly cash dividends since the second quarter of 1990, and expects to continue to do so. However, declaration and payment of dividends is within the sole discretion of the Granite Board, subject to limitations imposed by Delaware law and compliance with Granite’s credit agreements (which allows dividends so long as Granite has at least $150 million in unencumbered cash and cash equivalents and marketable securities), and will depend on our earnings, capital requirements, financial condition and such other factors as the Granite Board deems relevant. As of December 31, 2017, Granite had unencumbered cash, cash equivalents and marketable securities that exceeded these limitations.

THE SPECIAL MEETING

This proxy statement/prospectus is being provided to Layne stockholders as part of a solicitation of proxies by the Layne Board for use at the Special Meeting. This proxy statement/prospectus contains important information regarding the Special Meeting, the proposals on which you are being asked to vote, information you may find useful in determining how to vote and voting procedures.

This proxy statement/prospectus is being first mailed on or about May 15, 2018 to all stockholders of record of Layne as of the Record Date. Stockholders of record who owned Layne Common Stock at the close of business on the Record Date are entitled to receive notice of, attend and vote at the Special Meeting. On the Record Date, there were 20,059,489 shares of Layne Common Stock outstanding.

Date, Time and Place of the Special Meeting	The Special Meeting will be held at 9:00 a.m. (Central Time), on June 13, 2018 located at 1800 Hughes Landing Boulevard, Ste. 700, The Woodlands, TX 77380.

Proposals at the Special Meeting	At the Special Meeting, Layne stockholders will vote on the following proposals:

Proposal 1—Adoption of the Merger Agreement. To adopt the Merger Agreement.

Proposal 2—Compensation Proposal. To approve, on a non-binding, advisory basis, the compensation payments that will or may be paid by Layne to its named executive officers in connection with the Merger.

Proposal 3—Adjournment Proposal. To approve any proposal to adjourn the Special Meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, sufficient votes to adopt the Merger Agreement have not been obtained by Layne.

The Layne Board unanimously recommends that you vote “FOR” each of these proposals.

Shares Entitled to Vote	As a stockholder of Layne, you have a right to vote on certain matters affecting Layne. The proposals that will be presented at the Special Meeting and upon which you are being asked to vote are summarized above and fully set forth in this proxy statement/prospectus. Each share of Layne Common Stock that you owned at the close of business on the Record Date entitles you to one vote on each proposal presented at the Special Meeting.

Quorum Requirement	A quorum of outstanding shares of Layne Common Stock is necessary to take action at the Special Meeting. Holders of a majority of the outstanding shares of Layne Common Stock entitled to vote as of the Record Date must be present, in person or by proxy, at the Special Meeting to constitute a quorum and to conduct business at the Special Meeting. Your shares are counted as present if you attend the Special Meeting in person or properly vote by telephone, over the Internet, or by submitting a properly executed proxy card by mail. The inspector of election will treat abstentions as present for purposes of determining the presence of a quorum.

Votes Required for the Proposals	Proposal 1—Adoption of the Merger Agreement. Approval requires the affirmative vote of the holders of a majority of the shares of Layne Common Stock outstanding on the Record Date. Abstentions and failures to vote will have the same effect as a vote against the proposal to adopt the Merger Agreement.

Proposal 2—Compensation Proposal. Approval requires the affirmative vote of a majority of the votes cast affirmatively or negatively by the Layne stockholders present in person or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and failures to vote will have no effect on the compensation proposal.

Proposal 3—Adjournment Proposal. Approval requires the affirmative vote of a majority of the votes cast affirmatively or negatively by the Layne stockholders present in person or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and failures to vote will have no effect on the adjournment proposal.

If you hold your shares of Layne Common Stock in street name, your nominee or intermediary may not vote your shares without instructions from you.

Methods of Voting—Stockholders of Record	If you are a Layne stockholder of record, you may vote by mail, by telephone, over the Internet or in person at the Special Meeting. Votes submitted by mail, by telephone or over the Internet must be received by 11:59 p.m., Eastern Time, on June 12, 2018.

Voting by Telephone or over the Internet. To vote by telephone or over the Internet, please follow the instructions included on your proxy card. If you vote by telephone or over the Internet, you do not need to complete and mail a proxy card.

Voting by Mail. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Special Meeting in the manner you indicate. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted.

We encourage you to vote by telephone, over the Internet or by signing and returning the proxy card even if you plan to attend the Special Meeting so that your shares will be voted if you are unable to attend the Special Meeting.

Voting in Person at the Meeting. If your shares are registered directly in your name, you are considered the stockholder of record and you have the right to vote in person at the Special Meeting. If you attend the Special Meeting and plan to vote in person, we will provide you with a ballot at the Special Meeting.

Methods of Voting—Beneficial Owners	If your shares are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in “street name” and this proxy statement/prospectus is being sent to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Special Meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. If you are not a stockholder of record, you must obtain a proxy executed in your favor from the record holder of your shares to be able to vote in person at the Special Meeting.

Attending the Special Meeting	Stockholders of record, or their duly authorized proxies, may attend the Special Meeting. To gain admittance, you must present valid picture identification, such as a driver’s license or passport. If you hold shares in “street name” (through a broker, bank or other nominee) and wish to attend the Special Meeting, you will also need to bring a copy of a brokerage statement (in a name matching your photo identification) reflecting your stock ownership as of the Record Date. If you are a representative of a corporate or institutional stockholder, you must present valid photo identification along with proof that you are a representative of such stockholder.

Please note that use of cameras, recording devices and other electronic devices will not be permitted at the Special Meeting.

Voting Instructions	If you are a stockholder of record and return a proxy card but do not provide specific voting instructions, your shares will be voted on the proposals as follows:

“FOR” the adoption of the Merger Agreement;

“FOR” the compensation proposal; and

“FOR” the adjournment proposal.

Abstentions	A vote to “abstain” on the proposal to adopt the Merger Agreement will have the same effect as a vote against that proposal. A vote to “abstain” on the compensation proposal or the adjournment proposal will have no effect on whether those proposals are approved.

Failure to Vote Shares	A failure to vote your shares pursuant to one of the methods described above will have the same effect as a vote against the proposal to adopt the Merger Agreement and will have no effect on the compensation proposal or the adjournment proposal.

Shares Held in Street Name	In general, if your shares are held in street name and you do not instruct your broker on a timely basis on how to vote your shares, your brokerage firm, in its discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-routine matters. None of the proposals at the Special Meeting are routine matters.

Revoking Your Proxy	If you are a Layne stockholder of record, you may revoke your proxy at any time before it is voted at the Special Meeting. To revoke your proxy, you must:

•	enter a new vote by telephone or over the Internet by 11:59 p.m., Eastern Time, on June 12, 2018;

•	sign and return another proxy card, which must be received by 11:59 p.m., Eastern Time, on June 12, 2018;

•	provide written notice of the revocation to Layne’s Secretary at: Layne Christensen Company, 1800 Hughes Landing Blvd., Ste. 800, The Woodlands, Texas 77380 which must be received by 11:59 p.m., Eastern Time, on June 12, 2018; or

•	attend the Special Meeting and vote in person.

If you are the beneficial owner of shares held in “street name” by a brokerage firm, bank or other nominee, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.

Solicitation of Proxies	Layne will bear the entire cost of proxy solicitation, including the preparation, assembly, printing, mailing and distribution of the proxy materials. We have hired Alliance Advisors LLC to assist in the distribution and solicitation of proxies. Solicitations may be made personally or by mail, facsimile, telephone, messenger or via the Internet. In addition to Alliance Advisors LLC estimated proxy solicitation fee of $15,000 plus reasonable out-of-pocket expenses for this service, we will reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding the proxy materials to stockholders. Directors, officers and employees of Layne may also solicit proxies in person, by telephone or by other means of communication. Directors, officers and employees of Layne will not be paid any additional compensation for soliciting proxies.

DO NOT SEND IN ANY LAYNE STOCK CERTIFICATES WITH YOUR PROXY CARD.

As described in the Merger Agreement, Layne stockholders will be sent materials for exchanging Layne Common Stock shortly after consummation of the Merger.

BENEFICIAL STOCK OWNERSHIP OF LAYNE DIRECTORS, EXECUTIVE OFFICERS

AND CERTAIN HOLDERS OF LAYNE COMMON STOCK

The following table sets forth certain information with respect to the beneficial ownership of shares of Layne Common Stock as of May 11, 2018 by:

•	each beneficial owner of more than five percent of the shares of Layne Common Stock;

•	each member of the Layne Board and each of the Executives of Layne; and

•	the members of the Layne Board and all executive officers of Layne as a group.

Beneficial ownership is determined under rules of the SEC and generally includes any shares of Layne Common Stock over which a person exercises sole or shared voting and/or investment power. The table also includes the number of shares of Layne Common Stock underlying options that are or will be exercisable, or the conversion of the Convertible Notes, within 60 days of the date of this proxy statement/prospectus. Unless otherwise indicated and subject to community property laws where applicable, Layne believes that each of the stockholders named in the following table has sole voting and investment power with respect to the shares of Layne Common Stock beneficially owned.

The information in the following table regarding beneficial ownership of shares of Layne Common Stock held by entities known by Layne to beneficially own more than 5% of the shares of Layne Common Stock is included in reliance on a report filed by each entity with the SEC, except that the percentage is based on Layne’s calculations made in reliance on the number of shares of Layne Common Stock reported to be beneficially owned by the entity in such report and the number of shares of Layne Common Stock outstanding on May 11, 2018.

	Shares of Layne Common Stock
Name of Beneficial Owner	Number	Percentage
5% Stockholders:
Van Den Berg Management I, Inc.(1)	2,227,757	11.1%
Granite Construction Incorporated(2)	1,997,308	10.0%
Royce & Associates, LLC(3)	1,987,867	10.0%
Cetus Capital II, LLC(4)	2,044,285	9.9%
GAMCO Investors, Inc.(5)	1,931,850	9.6%
Linden Capital L.P.(6)	1,699,145	7.8%
Wynnefield Partners Small Cap Value LP(7)	1,781,642	8.9%
Highbridge Capital Management, LLC(8)	1,794,872	8.3%
Rutabaga Capital Management(9)	1,276,041	6.4%
BlackRock, Inc.(10)	1,203,505	6.0%
Corre Partners Management, LLC(11)	1,184,962	5.6%
Steelhead Partners, LLC(12)	1,109,658	5.2%

Directors and Executive Officers:
Michael J. Caliel(13)	625,150	3.0%
J. Michael Anderson(13)	38,761	*
Steven F. Crooke(13)	261,186	1.3%
Larry Purlee(13)	93,572	*
Kevin Maher(13)	72,301	*
Nelson Obus(14)	1,861,792	9.3%
David A.B. Brown(15)	227,033	1.1%
J. Samuel Butler(15)	81,285	*
Robert R. Gilmore(15)	51,285	*
John T. Nesser III(15)	34,929	*
Alan P. Krusi(15)	38,524	*
All directors and executive officers as a group(16)	3,385,818	15.9%

*	Less than 1%
(1)	The ownership reported is based on Amendment No. 3 to Schedule 13G filed with the SEC on February 14, 2018 by Van Den Berg Management I, Inc., with a principal business address of 805 Las Cimas Parkway, Suite 430, Austin, TX 78746. Van Den Berg Management I, Inc., an investment adviser, furnishes investment advice to various investment advisory clients. In all cases, persons other than Van Den Berg Management I, Inc. have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of the shares. The securities reported in the Schedule 13G are owned by Van Den Berg Management I, Inc. and investment advisory clients. To the knowledge of Van Den Berg Management I, Inc., the interest of any one such investment advisory client does not exceed 5% of the class of securities.
(2)	Granite may be deemed to have beneficial ownership of an aggregate of 1,997,308 shares of Layne Common Stock based on representations made by the Voting Stockholders pursuant to the Voting Agreements. See “The Voting Agreements” beginning on page 129 of this proxy statement/prospectus. The ownership reported is based on Schedule 13D filed with the SEC on February 28, 2018 by Granite, with a principal business address of 585 West Beach Street, Watsonville, California 95076. The Schedule 13D reports that Granite has shared voting and dispositive power with respect to all shares of Layne Common Stock it beneficially owns.
(3)	The ownership reported is based on Amendment No. 5 to Schedule 13G filed with the SEC on January 3, 2018, by Royce & Associates, LLC, with a principal business address of 745 Fifth Avenue, New York, NY 10151. Amendment No. 5 to Schedule 13G reports that Royce & Associates, LLC has sole voting and dispositive power with respect to all of the shares it beneficially owns.
(4)	The ownership reported is based on Amendment No. 1 to the Schedule 13D filed with the SEC on March 20, 2018, jointly by the Cetus Funds, each with a principal business address of 8 Sound Shore Drive, Suite 303, Greenwich, CT 06830. Cetus Capital II, LLC may be deemed to beneficially own and has sole voting and dispositive power with respect to 242,749 shares of Layne Common Stock issuable upon conversion of the Convertible Notes that Cetus Capital II, LLC owns. Cetus Capital III, L.P. owns 715,716 shares of Layne Common Stock and may be deemed to beneficially own and has sole voting and dispositive power with respect to (i) 38,000 shares of Layne Common Stock exercisable within 60 days of May 11, 2018, and (ii) 871,864 shares of Layne Common Stock issuable upon conversion of the Convertible Notes that Cetus Capital III, L.P. owns. Littlejohn Opportunities Master Fund LP owns 264,418 shares of Layne Common Stock and may be deemed to beneficially own and has sole voting and dispositive power with respect to (i) 19,000 shares of Layne Common Stock exercisable within 60 days of May 11, 2018, and (ii) 242,120 shares of Layne Common Stock issuable upon conversion of the Convertible Notes that Littlejohn Opportunities Master Fund LP owns. VSS Fund L.P. owns 249,552 shares of Layne Common Stock and may be deemed to beneficially own and has sole voting and dispositive power with respect to (i) 17,000 shares of Layne Common Stock exercisable within 60 days of May 11, 2018, and (ii) 179,590 shares of Layne Common Stock issuable upon conversion of the Convertible Notes that VSS Fund L.P. owns. OFM II, L.P. owns 224,740 shares of Layne Common Stock and may be deemed to beneficially own and has sole voting and dispositive power with respect to 26,000 shares of Layne Common Stock exercisable within 60 days of May 11, 2018. However, based upon the terms of the Convertible Notes, the holders thereof may not convert such securities if on any date, such holder would be deemed the beneficial owner of more than 9.9% of the then outstanding shares of the Layne Common Stock. Based on the number of shares of Layne Common Stock outstanding as of May 11, 2018, the Cetus Funds would not be able to convert all of the Convertible Notes beneficially owned by the Cetus Funds. Consequently, the “Percentage Shares of Layne Common Stock” listed in the table gives effect to the 9.9% ownership cap.
(5)	The ownership reported is based on Schedule 13D filed with the SEC on September 28, 2017, 2018 by GAMCO Investors, Inc., with a principal business address of One Corporate Center, Rye, New York.
(6)

The ownership reported is based on the Schedule 13D filed with the SEC on May 10, 2018, jointly by Linden Capital L.P., with a principal business address of Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda, and Linden Advisors LP, Linden GP LLC and Siu Min Wong, each with a principal business address of 585 West Beach Street, Watsonville, California 95076. The Schedule 13D reports that Linden Capital L.P, Linden Advisors LP, Linden GP LLC and Siu Min Wong have shared voting and shared dispositive power with respect to all shares of Layne Common Stock they collectively beneficially own. Represents shares of Layne Common Stock issuable upon conversion of the Convertible Notes that Linden Capital L.P. owns. Based upon the terms of the Convertible Notes, the holders thereof may not convert such securities if on any date, such holder would be deemed the beneficial owner of more than 9.9% of the then outstanding shares of the Layne Common Stock. Based on the number of shares of Layne Common Stock outstanding as of May 11, 2018, Linden Capital L.P. would be able to convert all of the Convertible Notes beneficially owned by it. Consequently, the “Percentage Shares of Layne Common Stock” listed in the table gives the percentage that would be owned upon the conversion of all the Convertible Notes held by Linden Capital L.P.
(7)	The ownership reported is based on Amendment No. 2 to Schedule 13D of Wynnefield Partners Small Cap Value Funds filed with the SEC on January 19, 2016. The Schedule 13D reports that as of January 19, 2016, Wynnefield Partners Small Cap Value, L.P., beneficially owned 534,657 shares of the Layne Common Stock, Wynnefield Partners Small Cap Value, L.P. I beneficially owned 857,884 shares of Layne Common Stock, the Wynnefield Partners Small Cap Value Offshore Fund, Ltd. beneficially owned 308,401 shares of Layne Common Stock, Wynnefield Capital Management, LLC holds an indirect beneficial interest in the 1,392,541 shares held by Wynnefield Partners Small Cap Value, L.P., and Wynnefield Partners Small Cap Value, L.P I, and the Wynnefield Capital, Inc. Profit Sharing Plan beneficially owned 80,700 shares of Layne Common Stock, for a total of 1,781,642 shares. Wynnefield Capital, Inc. holds an indirect beneficial interest in (a) the 308,401 shares held by the Wynnefield Partners Small Cap Values Offshore Fund, Ltd. Offshore Fund, Nelson Obus and Joshua Landes, as a result of their various positions with the Wynnefield Partners Small Cap Value Funds and (b) the 1,781,642 held by the various entities within the Wynnefield Partners Small Cap Value Funds. The business address for the Wynnefield Partners Small Cap Value Funds is 450 Seventh Avenue, Suite 509, New York, New York 10123.
(8)	The ownership reported is based on Amendment No. 3 to Schedule 13G filed with the SEC on February 14, 2018, jointly by Highbridge Capital Management, LLC and 1992 MSF International Ltd. (formerly known as Highbridge International LLC), each with a principal business address of 40 West 57th Street, 33rd Floor, New York, New York 10019. The Schedule 13G reports that 1992 MSF International Ltd. may be deemed to beneficially own and has shared voting and dispositive power with respect to 1,230,769 shares of Layne Common Stock issuable upon conversion of the Convertible Notes and that the Funds may be deemed to beneficially own and has shared voting and dispositive power with respect to 1,794,872 shares of Layne Common Stock upon conversion of the Convertible Notes held by the Funds. Based upon the terms of the Convertible Notes, the holders thereof may not convert such securities if on any date, such holder would be deemed the beneficial owner of more than 9.9% of the then outstanding shares of the Layne Common Stock. Based on the number of shares of Layne Common Stock outstanding as of May 11, 2018, the funds would be able to convert all of the Convertible Notes beneficially owned by the funds. Consequently, the “Percentage Shares of Layne Common Stock” listed in the table gives the percentage that would be owned upon the conversion of all the Convertible Notes held by the Funds.
(9)	The ownership reported is based on Amendment No. 6 to Schedule 13G filed with the SEC on February 9, 2018, by Rutabaga Capital Management, with a principal business address of 64 Broad Street, 3rd Floor, Boston, MA 02109. Amendment No. 6 to Schedule 13G reports that Rutabaga Capital Management has sole voting power with respect to 1,070,098 shares of Layne Common Stock, shared voting power with respect to 205,943 shares of Layne Common Stock and sole dispositive power with respect to all of the shares of Layne Common Stock that it beneficially owns.
(10)	The ownership reported is based on Amendment No. 1 to Schedule 13G filed with the SEC on January 25, 2018, by BlackRock, Inc., with a principal business address of 55 East 52nd Street, New York, New York 10022. Amendment No. 1 to Schedule 13G reports that BlackRock, Inc. has sole voting power with respect to 1,187,761 shares of Layne Common Stock and sole dispositive power with respect to all shares of Layne Common Stock that it beneficially owns.
(11)

The ownership reported is based on Amendment No. 2 to Schedule 13G filed with the SEC on February 8, 2018, jointly by the Reporting Persons, each with a principal business address of 12 East 49th Street, Suite 4003, New York, New York 10017. Amendment No. 2 to Schedule 13G reports that the Reporting Persons may be deemed to beneficially own and has shared voting and dispositive power with respect to 1,184,962 shares of Layne Common Stock issuable upon conversion of the Convertible Notes held by the Reporting Persons. Based upon the terms of the Convertible Notes, the holders thereof may not convert such securities if on any date, such holder would be deemed the beneficial owner of more than 9.9% of the then outstanding shares of the Layne Common Stock. Based on the number of shares of Layne Common Stock outstanding as of November 28, 2017, the Funds would be able to convert all of the Convertible Notes beneficially owned by the Funds. Consequently, the “Percentage Shares of Layne Common Stock” listed in the table gives the percentage that would be owned upon the conversion of all the Convertible Notes held by the Reporting Persons.
(12)	The ownership reported is based on Schedule 13G filed with the SEC on February 15, 2018 by Steelhead Partners, LLC, James Michael Johnston and Brian Katz Klein, each with a principal business address of 333 108th Avenue NE, Suite 2010, Bellevue, WA 98005, and Steelhead Pathfinder Master, L.P., with a principal business address of P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Schedule 13G reports that Steelhead Partners, LLC has sole voting and dispositive power with respect to all shares of Layne Common Stock it beneficially owns. Steelhead Partners, LLC held the securities by and for the benefit of the Steelhead Pathfinder Master, L.P., and may be deemed to beneficially own the securities held by Steelhead Pathfinder Master, L.P. The shares of Layne Common Stock beneficially owned by Steelhead Partners, LLC are held by and for the benefit of the Steelhead Pathfinder Master, L.P. Steelhead Partners, LLC, as the investment manager of Steelhead Pathfinder Master, L.P., and the sole member of Steelhead Pathfinder Master, L.P.’s general partner, and each of J. Michael Johnston and Brian K. Klein, as the member-managers of Steelhead Partners, LLC, may be deemed to beneficially own the shares of Layne Common Stock held by Steelhead Pathfinder Master, L.P. for the purposes of Rule 13d-3 under the Exchange Act, insofar as they may be deemed to have the power to direct the voting or disposition of those shares of Layne Common Stock. Each of Steelhead Partners, LLC, Mr. Johnston and Mr. Klein disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein. Represents shares of Layne Common Stock issuable upon conversion of the Convertible Notes that Steelhead Pathfinder Master, L.P. owns. Based upon the terms of the Convertible Notes, the holders thereof may not convert such securities if on any date, such holder would be deemed the beneficial owner of more than 9.9% of the then outstanding shares of the Layne Common Stock. Based on the number of shares of Layne Common Stock outstanding as of May 11, 2018, Steelhead Pathfinder Master, L.P. would be able to convert all of the Convertible Notes beneficially owned by Steelhead Pathfinder Master, L.P. Consequently, the “Percentage Shares of Layne Common Stock” listed in the table gives the percentage that would be owned upon the conversion of all the Convertible Notes held by Steelhead Pathfinder Master, L.P.
(13)	Includes the following:

Name	Layne Stock Options Exercisable within 60 days of May 11, 2018	Layne RSUs that vested in April 2018	Layne PSUs that vested in April 2018
Michael J. Caliel	109,409	50,286	416,717
J. Michael Anderson	10,000	—	19,761
Steven F. Crooke	111,031	16,956	126,278
Larry Purlee	22,971	6,619	55,610
Kevin P. Maher	12,896	6,683	51,387

In connection with the Merger, the above individuals have agreed to not exercise their options until the earlier of (a) the termination of the Merger Agreement and (b) December 15, 2018. In addition, in connection with the Merger, the settlement of these Layne RSUs and Layne PSUs has been deferred until the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement and (c) December 15, 2018. Pursuant to the Merger Agreement, at the Effective Time, the Layne Stock Options, Layne RSUs and Layne PSUs will automatically, and without any action on the part of the holder, be cancelled and, in exchange therefor, converted into the right to receive an amount of cash determined in accordance with the Merger Agreement.

(14)	Mr. Obus is president of Wynnefield Capital, Inc. and a managing member of Wynnefield Capital Management, LLC. Both companies have indirect beneficial ownership in securities held in the name of

Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Partners Small Cap Value Offshore Fund, Ltd., Channel Partnership II, L.P. and the Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan, which, combined, own 1,798,245 of the indicated shares of Layne Common Stock. Also includes options for the purchase of 39,885 shares of the Layne Common Stock exercisable within 60 days of May 11, 2018. Also includes 18,012 shares of Layne Common Stock held directly by Mr. Obus. Also includes 18,012 shares of Layne Common Stock held directly by Mr. Obus and Layne Stock Options for the purchase of 39,885 shares of the Layne Common Stock exercisable within 60 days of May 11, 2018 and 5,650 Layne RSUs that vested in April 2018. In connection with the Merger, Mr. Obus has agreed to not exercise his options until the earlier of (a) the termination of the Merger Agreement and (b) December 15, 2018. In addition, in connection with the Merger, the settlement of these Layne RSUs has been deferred until the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement and (c) December 15, 2018. Pursuant to the Merger Agreement, at the Effective Time, the Layne RSUs and Layne Stock Options will automatically, and without any action on the part of Mr. Obus, be cancelled and, in exchange therefor, converted into the right to receive an amount of cash determined in accordance with the Merger Agreement.
(15)	Includes the following:

Name	Layne Stock Options Exercisable within 60 days of May 11, 2018	Layne RSUs that vested in April 2018
David A.B. Brown	168,345	8,475
J. Samuel Butler	64,960	5,650
Robert R. Gilmore	22,673	5,650
John T. Nesser III	6,444	5,650
Alan P. Krusi	32,874	5,650

In connection with the Merger, the above individuals have agreed to not exercise their respective Layne Stock Options until the earlier of (a) the termination of the Merger Agreement and (b) December 15, 2018. In addition, in connection with the Merger, the settlement of these Layne RSUs and Layne PSUs has been deferred until the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement and (c) December 15, 2018. Pursuant to the Merger Agreement, at the Effective Time, the Layne RSUs and Layne Stock options will automatically, and without any action on the part of the holder, be cancelled and, in exchange therefor, converted into the right to receive an amount of cash determined in accordance with the Merger Agreement.

(16)	See footnotes 13, 14, and 15 above.

PROPOSAL 1—ADOPTION OF THE MERGER AGREEMENT

Pursuant to Section 251 of the DGCL, Layne is submitting the Merger Agreement to its stockholders at the Special Meeting, at which the Merger Agreement will be considered and a vote taken on a proposal for its adoption.

For a summary of the Merger Agreement and the Merger, including the background of the Merger, Layne’s reasons for the Merger, the opinion of Layne’s financial advisor and related matters, Layne stockholders should read “The Merger” beginning on page 63 and “The Merger Agreement” beginning on page 105.

Adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the shares of Layne Common Stock outstanding on the Record Date. An abstention will have the same effect as a vote against the proposal to adopt the Merger Agreement.

BOARD RECOMMENDATION

The Layne Board unanimously recommends that Layne stockholders vote “FOR” the proposal to adopt the Merger Agreement.

PROPOSAL 2—APPROVAL, ON AN ADVISORY BASIS, OF CERTAIN COMPENSATORY

ARRANGEMENTS WITH LAYNE NAMED EXECUTIVE OFFICERS

Pursuant to Section 14A of the Exchange Act, Layne is providing its stockholders the opportunity to cast a non-binding, advisory vote at the Special Meeting to approve the compensation that may be paid or become payable to its named executive officers based on or otherwise relates to the Merger, as described under “The Merger—Interests of Certain Persons in the Merger” beginning on page 95. In accordance with these requirements, Layne is asking its stockholders to approve the following resolution:

RESOLVED, that the stockholders of Layne approve, on a non-binding, advisory basis, the compensation which may be paid or become payable to its named executive officers in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K as described under “The Merger—Interests of Certain Persons in the Merger—Possible Change-in-Control Compensation” beginning on page 100.

Approval, on an advisory basis, of certain compensatory arrangements between Layne and its named executive officers based on or otherwise relating to the Merger requires the affirmative vote of the holders of a majority of the votes cast “FOR” or “AGAINST” by the Layne stockholders present, in person or by proxy, and entitled to vote at the Special Meeting. An abstention will have no effect on the approval of the compensation proposal. This proposal is advisory and therefore not binding on the Layne Board. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to stockholder approval.

This advisory vote is separate and apart from the vote to adopt the Merger Agreement. The approval of this proposal is not a condition to consummation of the Merger. Whether or not this proposal is approved will have no impact on consummation of the Merger.

BOARD RECOMMENDATION

The Layne Board unanimously recommends that Layne stockholders vote “FOR” the compensation proposal to approve, on an advisory basis, certain compensatory arrangements between Layne and its named executive officers relating to the Merger.

PROPOSAL 3—ADJOURNMENTS OF THE SPECIAL MEETING

Layne stockholders are being asked to approve a proposal that will provide the Layne Board authority to adjourn the Special Meeting one or more times, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, sufficient votes to adopt the Merger Agreement have not been obtained by Layne.

If this proposal is approved, the Special Meeting could be adjourned to any date. If the Special Meeting is adjourned, Layne stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote “FOR” the proposal to adopt the Merger Agreement but do not indicate a choice on the adjournment proposal, your shares of Layne Common Stock will be voted “FOR” the adjournment proposal. If you indicate, however, that you wish to vote against the proposal to adopt the Merger Agreement, your shares of Layne Common Stock will only be voted “FOR” the adjournment proposal if you indicate that you wish to vote “FOR” that proposal.

Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the votes cast “FOR” or “AGAINST” by the Layne stockholders present, in person or by proxy, and entitled to vote at the Special Meeting. An abstention will have no effect on the approval of the adjournment proposal.

This vote is separate and apart from the vote to adopt the Merger Agreement. The approval of the adjournment proposal is not a condition to consummation of the Merger. Whether or not the adjournment proposal is approved will have no impact on consummation of the Merger.

BOARD RECOMMENDATION

The Layne Board unanimously recommends that Layne stockholders vote “FOR” the proposal to approve adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, sufficient votes to adopt the Merger Agreement have not been obtained by Layne.

THE MERGER

This section of the proxy statement/prospectus describes certain material aspects of the proposed Merger. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents incorporated herein by reference, including the full text of the Merger Agreement, which is attached as Annex A, for a more complete understanding of the Merger. In addition, important business and financial information about each of Granite and Layne is incorporated into this proxy statement/prospectus by reference and is included in the Annexes hereto. See “Where You Can Find More Information” beginning on page 145 of this proxy statement/prospectus.

Background of the Merger

The Layne Board and the Granite Board each regularly reviews its results of operations, competitive positions and strategic alternatives. From time to time, both Layne and Granite also evaluate potential transactions that would further their respective strategic objectives.

As part of its regular evaluation of strategic opportunities, Layne, directly or through its advisors, held discussions with various potential strategic and financial counterparties during the two years prior to the signing of the Merger Agreement. These discussions related primarily to an evaluation of a potential sale of either all or a portion of Layne’s business to strategic counterparties or financial sponsors, the acquisition of businesses from other companies, potential equity investments in Layne by financial sponsors and a refinancing process for the Convertible Notes.

In February 2016, Michael J. Caliel, Layne’s President and Chief Executive Officer, and J. Michael Anderson, Layne’s Senior Vice President and Chief Financial Officer, met with representatives of an international infrastructure services provider serving the water and other industries (“Company A”) regarding Company A’s potential acquisition of Layne. Throughout the spring of 2016, Layne management participated in various discussions with representatives of Company A regarding the potential acquisition, including conducting in-person discussions with Company A’s management team and evaluating potential synergies that potentially could be achieved through combining businesses of Layne and Company A.

In the spring of 2016, Layne participated as a potential bidder in a sale process conducted by a water infrastructure services company (“Company B”). At that time, representatives of Layne management engaged in discussions with representatives of a private equity firm focused on making controlling equity investments in the power and infrastructure sectors (“Company C”) regarding a potential strategic investment by Company C in Layne to finance the acquisition of Company B. Layne management continued to evaluate a potential transaction with Company B through mid-2016. However, in June 2016, Layne terminated discussions with Company B because Layne management determined the cost of capital associated with pursuing an acquisition of Company B, including the financing terms proposed by Company C, were too high and dilutive to existing Layne stockholders. In connection with terminating its pursuit of Company B, Layne terminated discussions of the financing transaction under consideration with Company C.

In the fall of 2016, Company A determined that a potential acquisition of Layne’s full business was not advisable given the limited amount of potential synergies between the businesses. Layne and Company A continued to evaluate a potential acquisition by Company A of Layne’s Inliner division throughout the fall of 2016. However, Layne management concluded that Company A’s valuation of the Inliner division was insufficient and the parties mutually terminated discussions relating to a potential transaction.

Commencing in September 2016, Layne management engaged in various discussions with representatives of a company engaged in providing water management solutions to oilfield operators across North America (“Company D”) regarding a potential business combination. In connection with evaluating a potential transaction, Layne management and representatives of Company D met periodically between September 2016 and early 2017 to discuss the structure and terms of a potential transaction.

In October 2016, a financial advisory firm that previously had acted as Layne’s financial advisor in connection with a prior transaction proposed to the Layne Board and Layne management that Layne engage in a refinancing process related to the Convertible Notes. The financial advisor observed that Layne might wish to consider pursuing a sale of its Inliner division or, as an alternative, a sale of Layne’s entire business in the event Layne was unable to achieve a refinancing on acceptable terms.

Granite identified Layne as a potential acquisition candidate in connection with Granite’s regular evaluation of strategic opportunities based upon Layne’s size and the nature of its existing businesses. Granite considered Layne as an attractive acquisition candidate because it further diversified Granite’s operations and significantly expanded Granite’s water services business.

In the fall of 2016, James Roberts, Granite’s President and Chief Executive Officer, emailed Mr. Caliel to arrange a time to meet in person. On November 7, 2016, Mr. Roberts met with Messrs. Caliel and Anderson. During that meeting, Mr. Roberts raised the possibility of a strategic transaction involving Granite and Layne. To facilitate further discussion, on November 15, 2016, Layne and Granite entered into a customary confidentiality agreement that also included customary standstill provisions.

On November 29, 2016, senior management from Granite and Layne, together with representatives from Granite’s then financial advisors, met in Phoenix, Arizona for in-person due diligence meetings. At that meeting, senior management from each of Granite and Layne presented an overview of their respective businesses.

On December 22, 2016, Mr. Roberts sent Mr. Caliel a letter proposing that Granite acquire all outstanding shares of Layne Common Stock based on an implied value of $11.75 per Layne share (representing a 7.2% premium to the closing price of Layne Common Stock on December 22, 2016), payable either in all cash or in a combination of cash and shares of Granite Common Stock (the “December 2016 Proposal”). The letter noted that the December 2016 Proposal was subject to due diligence, Granite Board approval and negotiation of an acceptable merger agreement. The letter also noted that the per share price took into account the make-whole premiums that would need to be paid under the 8.0% Convertible Notes.

Throughout December 2016 and early January 2017, Layne management, in consultation with the Layne Board, evaluated the December 2016 Proposal but elected not to pursue the December 2016 Proposal based on Layne management’s focus on addressing certain operational matters at the time as well as its determination that the consideration offered did not appropriately reflect the value of Layne’s business. Accordingly, on January 9, 2017, Mr. Caliel telephoned Mr. Roberts and informed him that Layne was not interested in pursuing a transaction at the proposed valuation. On January 31, 2017, Mr. Roberts telephoned Mr. Caliel to inform him that Granite may be willing to consider an all-stock transaction at a higher valuation in the mid-$12 per share range. After discussions with members of Layne management, Mr. Caliel telephoned Mr. Roberts on February 9, 2017 and informed him that Granite’s proposed valuation was still inadequate and, given prevailing market conditions and its need to focus on addressing certain operational matters, Layne had decided to not engage in further discussions with Granite at that time.

Throughout early 2017, Layne management continued their ongoing evaluation of Layne’s business and regularly reviewed and assessed Layne’s strategic and financial alternatives in light of developments in Layne’s business, in the sectors in which Layne competes, in the economy generally and in the financial markets. Throughout the course of this evaluation, Layne management and members of the Layne Board regularly interfaced with one another to review, analyze and provide input on Layne’s strategic and operational initiatives.

In February 2017, a financial advisory firm, on behalf of Company B, contacted Mr. Caliel to gauge Layne’s interest in resuming discussions regarding a potential strategic transaction involving Company B.

During this period, Layne continued to evaluate potential business combinations with Company B and Company D. In April 2017, discussions with Company D were terminated because Company D was pursuing another transaction at the time that aligned more closely with Company D’s operational focus and asset base. Company D completed this transaction in 2017.

On April 6, 2017, the Layne Board held a regular meeting at which members of Layne management were also present. During this meeting, Messrs. Caliel and Anderson discussed with the Layne Board the possibility of engaging an investment banking firm to assist with Layne’s strategic and refinancing analysis. The Layne Board designated two directors, Alan P. Krusi and Nelson Obus, to oversee the strategic review and refinancing processes and the selection of an investment banking firm. The Layne Board selected Mr. Krusi because of his experience leading strategic transactions, including his tenure as the President, Strategic Development of AECOM Technology Corporation (“AECOM”), a global provider of integrated professional and construction management services, where he oversaw AECOM’s merger and acquisition activities. The Layne Board selected Mr. Obus because of his financial expertise and managerial experience gained in leadership roles in investment management companies.

From April 2017 through early May 2017, Layne interviewed and received proposals from three investment banking firms regarding strategic and financial advisory services. On May 5, 2017, Messrs. Krusi and Obus, along with members of Layne’s management team, including Mr. Caliel, Mr. Anderson and Steven F. Crooke, Senior Vice President, Chief Administrative Officer & General Counsel of Layne, met with representatives of Greentech Capital Advisors, LLC (“Greentech”) to discuss the possibility of Greentech providing certain financial advisory services to Layne, including evaluating potential business combination opportunities and exploring a refinancing of the Convertible Notes. As part of its evaluation of Greentech’s advisory services, Layne management asked Greentech to provide an evaluation of a potential strategic transaction with Company B, as well as an analysis of Layne’s standalone business and refinancing options. Layne formally engaged Greentech on June 23, 2017, after consultation with Messrs. Krusi and Obus.

On May 1, 2017, Layne announced the completion of the sale of its Heavy Civil business, which further allowed Layne management to streamline its operations and focus on its core businesses.

On May 31, 2017, at a regularly scheduled in-person meeting of the Layne Board, representatives of Greentech presented to the Layne Board an initial assessment of a strategic transaction with Company B. The Layne Board authorized Layne’s management team to further analyze a potential transaction with Company B, including the submission of a non-binding offer to acquire Company B. In June 2017, Layne management sent Company B a non-binding indication of interest. However, Company B determined not to pursue a transaction with Layne and ultimately suspended its sale process.

During the summer of 2017, Layne management worked with representatives of Greentech to develop and analyze various potential strategic transactions. Layne management and Greentech representatives commenced the strategic review process by (a) analyzing historical business unit level financial statements of all of Layne’s operations; (b) reviewing Layne’s internal business unit budgets and forecasts; and (c) after studying such materials, interviewing operating management of Layne’s three business units. The representatives of Greentech also reviewed certain financial information regarding Layne’s business, including Layne’s historical and forecasted unallocated operating expenses at the corporate level, liquidity position, projected cash flow from operations and debt terms and near-term maturities. Layne management and the representatives of Greentech then prepared a framework to assess the operating cash flow of each business unit, the near-term required capital investment to support the business, available refinancing alternatives based on market conditions at the time and potential acquisition targets.

During this period, members of the Layne Board also communicated with Layne management and served as a resource for Layne management to discuss strategic and operational matters. These matters included evaluating potential transaction opportunities with a number of financial and strategic counterparties. On July 11, 2017, the Layne Board held a special meeting at which members of Layne management and representatives of Greentech were also present. During that meeting, representatives of Greentech presented to the Layne Board a financial analysis of Layne’s business, including an outline of a process to refinance Layne’s Convertible Notes and a review of strategic transactions potentially available to Layne. These transactions primarily included raising growth capital from new and existing sources of capital and evaluating potential acquisition, sale and expansion opportunities relating to one or more divisions of Layne’s business, as well as acquisitions of private company targets. Representatives of Greentech also reviewed with the Layne Board earnings projections and preliminary valuation estimates for each of Layne’s divisions and a preliminary valuation overview for the entire Layne business, based on financial projections provided by Layne management to Greentech.

On August 31, 2017, at a regular meeting of the Layne Board at which members of Layne management and representatives of Greentech were also present, representatives of Greentech provided the Layne Board with an analysis of strategic options related to Layne’s Water Resources division. These options included potentially repositioning the business segment to focus more directly on recurring revenue streams, pursuing acquisitions of bolt-on products or services, pursuing a transformational acquisition, selling the business unit or continuing with the standalone plan.

In evaluating these strategic alternatives for Layne, Greentech determined that any change in strategic direction for Water Resources would take significant time and divert management attention from Layne’s existing operations, as the implementation of certain growth strategies would require significant additional capital and might result in only limited valuation uplift potential compared to Layne’s existing business. In addition, the representatives of Greentech discussed with the Layne Board the fact that Layne operates in three distinct business lines—Water Resources, Mineral Services and Inliner—that have limited operating synergies with one another. Layne management and representatives of Greentech also discussed with the Layne Board the relatively new water midstream business and the significant capital investment required to meaningfully grow that business. In reviewing Layne’s capital structure and near-term debt maturities, lack of recent and projected free cash flow and the challenges of operating three distinct businesses, Greentech observed that the need to deleverage and generate cash for investments in the businesses, coupled with the benefits of a more focused business portfolio, warranted exploring a sale of one or more of Layne’s businesses during the ongoing strategic review process.

Layne management and the representatives of Greentech determined that targeted acquisitions for Layne’s Inliner division could be a logical way to accelerate the revenue growth of Layne’s business. Greentech representatives also provided an overview of its outreach to potential acquisition targets for Layne’s Inliner division, who had been identified collectively by Layne management and the representatives of Greentech. This outreach led to discussions with a provider of underground contracting services to water and wastewater customers in North America (“Company E”) and with a provider of water infrastructure services to customers in the United States (“Company F”) regarding a potential combination with Layne’s Inliner division. However, after initial discussions, Layne terminated discussions with each of Company E and Company F in light of other capital demands on Layne’s business, including the refinancing process for the Convertible Notes.

Layne management continued to analyze various strategic alternatives with representatives of Greentech throughout the summer of 2017, including the refinancing process for the Convertible Notes. This evaluation included discussions between representatives of Greentech and various financial sponsors, including representatives of a private equity firm focused on investing in energy infrastructure in North America (“Company G”), a private equity firm focused on investments and acquisitions in smaller middle-market companies across a range of industries (“Company H”), and a mid-market focused private equity firm with a focus on the industrial sector (“Company I”), regarding potential capital investments by such counterparties in Layne’s business. After Layne management engaged in initial discussions with Company G, the parties determined not to further evaluate a potential transaction. In addition, after initial discussions with representatives of Greentech, Company H and Company I elected not to participate in any further strategic evaluation of Layne’s business.

Throughout the summer and fall of 2017, Layne management continued to advance the refinancing process related to the Convertible Notes. Throughout this process, Layne engaged with various institutional bondholders who owned a portion of the Convertible Notes regarding the terms of a potential refinancing and exchanged preliminary term sheets with such bondholders. During this process, Layne management determined that the cost of capital associated with the proposals it had received to refinance the Convertible Notes, including the interest and conversion rates requested by institutional bondholders, was high. However, given the need to address the near-term maturity of the Convertible Notes, Layne continued to engage its existing bondholders in refinancing discussions and utilized a financial advisory firm to assist in reviewing other refinancing options and potential capital providers.

Despite the cessation of discussions in February 2017 between Granite and Layne regarding a potential strategic transaction, Granite senior management continued to monitor Layne’s publicly available financial and operational information.

On September 11, 2017, Mr. Roberts telephoned Mr. Caliel to gauge Layne’s interest in participating in further discussions regarding a potential transaction with Granite. Mr. Caliel relayed the Layne Board’s concern that a transaction process may distract Layne management from addressing more pressing operational matters related to its business, including a refinancing the Convertible Notes. However, Mr. Caliel expressed that he would be willing to discuss further to determine if a viable transaction opportunity existed. Accordingly, on September 27, 2017, Mr. Roberts, Jigisha Desai, Granite’s Vice President, Corporate Finance and Treasurer, and Messrs. Caliel and Anderson met in person in The Woodlands, Texas. During that meeting, Granite management reiterated Granite’s interest in pursuing a potential transaction with Layne and Layne management provided an updated overview of Layne’s business.

On October 9, 2017, the Layne Board held a special meeting at which members of Layne management were also present. During that meeting, Messrs. Caliel and Anderson provided the Layne Board with an update regarding Layne’s evaluation of a refinancing process with respect to the Convertible Notes. Messrs. Caliel and Anderson also reviewed with the Layne Board various alternative strategic transactions under consideration, including (a) potential asset or private company acquisitions for Layne’s Inliner division, (b) investment opportunities for Layne’s Water Resources division and (c) an analysis of potential financing options.

On October 23, 2017, at a special meeting of the Layne Board, Mr. Anderson provided a further update to the Layne Board regarding the refinancing process for the Convertible Notes and an analysis of potential financing options.

On October 25, 2017, the Granite Board held a meeting at which members of Granite senior management were also present. During that meeting, senior management provided the Granite Board with a review of its evaluation of a potential transaction involving Layne, including a review of potential synergies and performance metrics that could be achieved through the transaction with Layne. After discussions and deliberations, the Granite Board directed Granite senior management to pursue a potential transaction with Layne.

On October 30, 2017, Mr. Roberts called Mr. Caliel to inform him that he would be receiving a letter containing a written proposal for Granite to acquire Layne. This proposal contemplated a transaction in which Granite would acquire all outstanding shares of Layne Common Stock in an all-stock transaction (the “October 2017 Proposal”). The letter proposed an exchange ratio that would value Layne Common Stock at $15.25 per share (representing a 14.1% premium to the closing price of Layne Common Stock on October 30, 2017). The letter noted the proposal was subject to due diligence, Granite Board approval and negotiation of an acceptable merger agreement.

Following the receipt of the October 2017 Proposal, Mr. Caliel telephoned Mr. Roberts to discuss the October 2017 Proposal. As part of that discussion, Mr. Roberts noted the limited information Granite had regarding Layne’s operations and prospects.

On November 1, 2017, the Layne Board held a special meeting at which members of Layne management and representatives of Greentech were also present. During this meeting, Messrs. Caliel and Anderson provided the Layne Board with a progress report with respect to the refinancing process related to the Convertible Notes. Mr. Caliel also reviewed the October 2017 Proposal with the Layne Board, including Granite’s previous interest in acquiring Layne and its renewed interest arising from Layne’s improved business outlook. The Layne Board expressed its view that the October 2017 Proposal was inadequate but authorized Layne management to conduct diligence sessions with Granite to enable Granite to better understand Layne’s business and opportunities and potentially submit an improved proposal. As a result, Messrs. Roberts and Caliel agreed to in-person meetings of Layne’s and Granite’s management teams so that Layne could provide Granite with additional information to assist Granite in evaluating Layne.

On November 27, 2017, senior management from Granite and Layne, together with representatives from Perella Weinberg and Greentech, met in Austin, Texas for an in-person due diligence meeting. At this meeting, senior management from Layne presented an overview of its business, including internal financial analyses and forecasts. Following this meeting, Layne management, in consultation with members of the Layne Board, decided to postpone certain aspects of the refinancing process with respect to the Convertible Notes in order to focus on evaluating a potential transaction with Granite, recognizing that a sufficient period still existed prior to the maturity of the Convertible Notes to allow Layne to refinance them if discussions with Granite were to stall.

On November 30, 2017, the Layne Board held a regular meeting at which members of Layne management and representatives of Greentech were also present. During this meeting, Mr. Caliel provided an update regarding the recent diligence sessions with Granite. Representatives of Greentech then provided an update to the Layne Board regarding its ongoing analysis of a potential combination with Granite and certain alternative transactions under consideration, including a review of the limited interest expressed by prior potential counterparties in pursuing a transaction with Layne as well as (a) potential acquisitions by Layne, (b) a sale of one or more divisions of Layne’s business and (c) potential combinations with public and private businesses. Representatives of Greentech also provided the Layne Board with preliminary valuation and accretion and dilution analyses related to a potential transaction with Granite. The Layne Board recommended that Layne management continue to evaluate a potential transaction with Granite and conduct “reverse” due diligence on Granite’s business.

Based on the due diligence conducted to date and the forecasts provided by Layne, on December 12, 2017, Mr. Roberts, on behalf of Granite, sent Mr. Caliel and David A.B. Brown, the Chairman of the Layne Board, a letter proposing that Granite acquire all outstanding shares of Layne Common Stock for $16.25 per share (representing a 35.4% premium to the closing price of Layne common stock on December 12, 2017), with the consideration comprised of shares of Granite Common Stock (the “First December 2017 Proposal”). The First December 2017 Proposal was conditioned on further due diligence, Granite Board approval and negotiation of an acceptable merger agreement.

On December 14, 2017, the Layne Board held a special meeting at which members of Layne management and representatives of Greentech and Stinson Leonard Street LLP, Layne’s outside legal counsel (“Stinson”), were also present. During this meeting, Mr. Caliel provided a summary of the First December 2017 Proposal and representatives of Greentech provided an analysis of the First December 2017 Proposal to the Layne Board. In connection with its analysis, representatives of Greentech provided a preliminary overview of the strategic fit between Layne and Granite’s operations, as well as an analysis of Layne’s valuation and of Granite’s stock price performance. Representatives of Greentech also provided an updated summary and analysis with respect to various alternative transactions under consideration, including a review of (a) potential acquisitions by Layne, (b) a sale of one or more divisions of the Layne business and (c) potential combinations with public and private businesses. The representatives of Greentech reviewed the list of other potential strategic acquirers of Layne, many of whom were engaged in periodic discussions with Layne and with Greentech as part of Greentech’s ongoing industry coverage efforts. The representatives of Greentech stated that they had tested the interest in a strategic transaction with Layne during 2017 with ten such companies who they believed were the most likely interested parties, and confirmed that nine had either expressly or implicitly indicated that they had no interest in exploring strategic alternatives with respect to Layne. The representatives of Greentech offered their view that the value of additional strategic outreach prior to entering into exclusivity and reverse due diligence with Granite was likely to be limited given the fact that (a) Layne had received limited interest from a prior check of the parties most likely to be interested in a transaction involving Layne and (b) in numerous conversations with potential counterparties, Layne’s capital intensive and diverse range of operations had been cited as a concern in integrating and developing Layne’s business. In addition, representatives of Greentech observed that, notwithstanding the fact that the price of Layne Common Stock had experienced significant declines during periods of 2017, Layne management had not been approached by any counterparty other than Granite regarding a potential acquisition of Layne’s business. During this meeting, the Layne Board also had preliminary discussions regarding the ability to use a “collar” structure in an all-stock transaction and requested that Greentech and Stinson continue to evaluate that mechanism in the event discussions with Granite continued.

After discussion, the Layne Board recommended that Layne management decline the First December 2017 Proposal but authorized Layne management to continue to negotiate with Granite to obtain a more favorable proposal for Layne and its stockholders, with an implied valuation of at least $17.00 per share. The Layne Board also recommended that legacy Layne stockholders have appropriate representation on the Granite Board. In connection with this process, the Layne Board delegated authority to Mr. Brown, Mr. Krusi and Mr. Obus to consult with management with respect to a potential transaction with Granite.

On December 18, 2017, Mr. Roberts and Ms. Desai, on behalf of Granite, and Mr. Caliel and Mr. Anderson, on behalf of Layne, participated in a telephone conversation in which they discussed the possibility of a strategic transaction in which Granite would acquire all outstanding shares of Layne Common Stock for $17.00 per share (representing an approximate 32% premium to the closing price of Layne common stock on December 18, 2017), subject to a “collar” provision to be agreed by the parties that would protect Layne stockholders from a potential decrease in the value of Granite Common Stock.

On December 19, 2017, Messrs. Brown and Obus, as representatives of the Layne Board, participated in a special meeting at which members of Layne management and representatives of Greentech and Stinson were also present. During this meeting, Mr. Caliel provided a summary of the December 18, 2017 discussions with Granite. Representatives of Greentech and Stinson explained the concept of a collar mechanism, and representatives of Greentech provided a review of precedent transactions since 2015 involving a collar mechanism, including the observation that a substantial majority of all-stock transactions did not include a collar mechanism, and a general discussion of potential collar terms. The Layne Board observed that it would be advisable for Layne management and representatives of Greentech to continue to evaluate a collar mechanism despite the lack of significant market precedent.

On December 22, 2017, Ms. Desai telephoned Mr. Anderson and confirmed Granite’s willingness to pursue a potential transaction with Layne based on the terms discussed during the December 18, 2017 telephone conference, including an implied valuation of Layne Common Stock of $17.00 per share, subject to a collar to be determined (the “Second December 2017 Proposal”). On December 26, 2017, Mr. Roberts called Mr. Caliel to reaffirm the terms of the Second December 2017 Proposal.

On December 27, 2017, the Layne Board held a special meeting at which members of Layne management and representatives of Greentech and Stinson were also present. During this meeting, Messrs. Caliel and Anderson and representatives of Greentech presented an analysis of the Second December 2017 Proposal to the Layne Board. In connection with this presentation, Mr. Caliel discussed with the Layne Board the terms of the Second December 2017 Proposal, including the concept of a collar with respect to the exchange ratio and Granite’s request for a period of exclusivity to conduct confirmatory due diligence on Layne. Representatives of Greentech provided the Layne Board with its analysis of the Second December 2017 Proposal, including a discussion of market conditions and opportunities, potential alternative transactions previously reviewed with the Layne Board, a review of peer transactions and an analysis of each company’s recent and historical trading activity. Among other considerations, the Layne Board also discussed with Layne management and Layne’s advisors the standalone prospects of Layne, the all-stock consideration and the need to continue thorough reverse due diligence on Granite. The Layne Board discussed with Layne management the significance of reverse due diligence, particularly in light of the all-stock consideration reflected in the Second December 2017 Proposal. On

December 28, 2017, the Layne Board authorized Layne management to agree to an exclusive negotiating period with Granite lasting until February 15, 2018 (provided that Granite reaffirm in writing its interest in pursuing a transaction with Layne at the $17.00 per share valuation on February 1, 2018) on the basis of the terms reflected in the Second December 2017 Proposal to allow the parties to complete confirmatory due diligence on each other. In connection with the reverse due diligence process, the Layne Board authorized the formation of a special committee of the Layne Board, comprised of Mr. Krusi and John T. Nesser III (the “Layne Special Committee”), to consult with management with respect to the reverse diligence process and any further negotiations with Granite. The Layne Board selected Mr. Krusi as a result of his role leading strategic transactions at AECOM and the familiarity he developed with the construction industry at AECOM and as Chief Executive Officer and President of Earth Tech, Inc., a global engineering and construction firm. The Layne Board selected Mr. Nesser because of his executive, corporate and legal experience, including 14 years of experience at McDermott International, a public international engineering and construction company, where Mr. Nesser served in various roles including Chief Operating Officer, Chief Administrative and Legal Officer, and General Counsel. The Layne Board also authorized Layne to retain Deloitte to support the reverse diligence process and to engage Latham & Watkins to provide legal advisory services in connection with the evaluation of a potential transaction.

On December 28, 2017, Mr. Caliel notified Mr. Roberts that Layne would be willing to enter into a customary exclusivity agreement with Granite related to Granite’s acquisition of all of the outstanding Layne Common Stock in an all-stock transaction based on an implied value of $17.00 per Layne share (the “Proposed Transaction”). Following this discussion, Mr. Roberts provided Mr. Caliel with a draft exclusivity agreement.

On December 31, 2017, Messrs. Brown, Krusi and Obus, as representatives of the Layne Board, participated in a special meeting at which members of Layne management, representatives of Greentech, Stinson and Latham & Watkins were also present. During this meeting, Mr. Caliel provided a summary of his December 28, 2017 discussion with Mr. Roberts, including the request for an exclusivity agreement. Representatives of Latham & Watkins reviewed the exclusivity agreement and certain proposed revisions thereto with the representatives of the Layne Board present, who directed Layne management to finalize negotiation of the exclusivity agreement.

Following these discussions, Granite and its legal counsel, Jones Day, and Layne and its legal counsel, Latham & Watkins, negotiated an exclusivity agreement that provided, among other things, that Layne would not negotiate a potential transaction with any third party until the earliest of: (a) the date of execution of a definitive agreement providing for the Proposed Transaction; (b) the date upon which the parties mutually agree in writing to terminate the exclusivity agreement; (c) the time at which Granite reduces, or proposes a reduction in, the $17.00 per share valuation of Layne Common Stock; and (d) 6:00 p.m. Central time on February 13, 2018. The exclusivity agreement also required that Granite reaffirm in writing its interest in pursuing a transaction with Layne at the $17.00 per share valuation on February 1, 2018.

On January 8, 2018, Mr. Caliel and Mr. Roberts discussed each company’s expectations with respect to the upcoming diligence sessions. During this discussion, Mr. Caliel noted to Mr. Roberts the Layne Board’s recommendation that legacy Layne stockholders have representation on the Granite Board given their familiarity with Layne’s business.

Following the signing of the exclusivity agreement through and including the signing of the Merger Agreement on February 13, 2018, Granite and Layne, together with their respective financial and legal advisors, conducted due diligence reviews of each other. Messrs. Brown, Krusi and Obus recommended, and the Layne Board concurred in, the engagement of Deloitte to conduct an analysis of contracts and percentage of completion accounting, backlog, potential exposures on projects, quality of earnings and tax considerations as part of the reverse due diligence process. Throughout this period, members of Layne management and its outside advisors provided regular updates to the Layne Special Committee as well as to the full Layne Board, and conducted additional due diligence at the request of the Layne Special Committee.

In connection with those diligence reviews, from January 9 through January 11, 2018, Granite, Layne and their respective financial, legal and transaction advisors met in Houston, Texas for in-person due diligence meetings. At that meeting, senior management from each of Granite and Layne presented an overview of their respective businesses, including internal financial analyses and forecasts. These diligence sessions were led by Mr. Roberts, Laurel Krzeminski, Granite’s Chief Financial Officer, and Ms. Desai, on behalf of Granite, and by Messrs. Caliel and Anderson and other members of Layne management, on behalf of Layne. The diligence sessions included specific discussions with respect to financial, operational, human resource, insurance, tax and legal matters. During the diligence sessions, Granite management also provided Granite’s preliminary fourth fiscal quarter financial results to Layne management.

On January 16, 2018, Mr. Caliel and Mr. Roberts provided one another with feedback from the recent diligence session. During this discussion, Mr. Caliel reiterated to Mr. Roberts the request that legacy Layne stockholders have representation on the Granite Board given their familiarity with Layne’s business.

In addition, from January 16, 2018 through January 18, 2018, Layne’s advisors, including Deloitte, conducted diligence review in the San Francisco office of PricewaterhouseCoopers LLP, Granite’s independent registered public accounting firm. On January 17, 2018, members of Layne management, together with its outside legal advisors, conducted legal diligence sessions with Richard Watts, Granite’s Senior Vice President, General Counsel and Secretary.

On January 19, 2018, the Layne Special Committee held a special meeting at which members of Layne management and representatives of Greentech, Latham & Watkins, Stinson and Deloitte, Layne’s external transaction advisor with respect to reverse due diligence matters, were also present. During this meeting, Messrs. Caliel, Anderson and Crooke and representatives of Layne’s outside advisors provided a preliminary summary of Layne’s reverse due diligence on Granite to the Layne Special Committee, including an analysis of legal, tax and accounting matters. In addition, representatives of Greentech provided updates with respect to valuation information and trading history, as well as an analysis regarding each company’s financial performance.

On January 23, 2018, Jones Day delivered to Latham & Watkins an initial draft of the merger agreement. The draft merger agreement, among other things, (a) provided that the obligations of Granite and Layne to consummate the Merger would be conditioned on, among other things, the approval of the Merger by the affirmative vote of a majority of the outstanding shares of Layne Common Stock entitled to vote at a special meeting of Layne stockholders; (b) provided for a then-undetermined collar on the exchange ratio for the all-stock merger consideration; (c) included representations and warranties by each party; (d) included restrictions on each party’s business during the period between execution of the merger agreement and closing of the Merger (the “interim period”); (e) included restrictions on the ability of the Layne Board to make an adverse recommendation change, other than in response to an intervening event and in accordance with certain specified requirements; (f) restricted Layne’s ability to pursue an alternative offer, unless such offer represented a superior offer in accordance with certain specified requirements; (g) provided for a termination fee equal to approximately 4.0% of the aggregate equity value on a fully diluted basis of Layne (taking into account the 8.0% Convertible Notes) that would be payable by Layne to Granite under certain specified circumstances; and (h) provided that, even if no other alternative proposal by a third party were made, Layne would be required to reimburse Granite for all of its out-of-pocket expenses in the event Layne stockholders did not approve the Proposed Transaction. While the draft merger agreement contemplated that the parties intended that the Proposed Transaction qualify as a “reorganization” within the meaning of Section 368(a) of the Code, it did not contemplate that tax opinions to that effect would be a condition to closing the transaction.

Additionally, the initial draft merger agreement contemplated that, concurrently with the execution of the merger agreement, Granite would enter into agreements with the Voting Stockholders, which agreements would provide that the Voting Stockholders would vote their shares of Layne Common Stock in favor of adoption of the proposed merger agreement.

On January 24, 2018, the Layne Board held a special meeting at which members of Layne management and representatives of Greentech, Latham & Watkins, Stinson and Deloitte were also present. During this meeting, representatives of Latham & Watkins reviewed the directors’ fiduciary duties in considering the Proposed Transaction. In addition, Mr. Caliel and Layne’s outside advisors provided the Layne Board with an updated analysis of due diligence matters related to the Proposed Transaction, including a summary of reverse due diligence conducted with respect to Granite’s business.

On January 30, 2018, the Layne Special Committee held a special meeting at which members of Layne management and representatives of Greentech and Latham & Watkins were also present. During this meeting, Mr. Caliel provided a status update with respect to negotiations with Granite and representatives of Latham & Watkins reviewed with the Layne Special Committee certain provisions of the initial draft merger agreement. On February 1, 2018, Mr. Roberts, on behalf of Granite, sent Messrs. Caliel and Brown a letter reaffirming Granite’s proposed $17.00 per share price valuation with a symmetrical 5.0% collar based on Granite’s 10-day volume weighted average price as of that date, meaning that the collar would have a Granite Common Stock floor price of $63.88 and a Granite Common Stock ceiling price of $70.60 (the “February 2018 Proposal”). Also on February 1, 2018, Granite management provided Layne management with updated guidance with respect to Granite’s fiscal year ending December 31, 2018.

On February 2, 2018, the Layne Special Committee held a special meeting at which members of Layne management and representatives of Greentech and Deloitte were also present. During this meeting, Mr. Caliel provided an overview of the February 2018 Proposal and the status of Layne’s reverse due diligence. Mr. Crooke and representatives of Greentech and Deloitte provided an overview of certain diligence matters related to Granite’s business.

Later on February 2, 2018, Latham & Watkins delivered to Jones Day a revised draft of the merger agreement. The revised draft merger agreement, among other things, (a) provided that delivery of tax opinions by each party’s respective counsel regarding the qualification of the merger as a “reorganization” within the meaning of Section 368(a) of the Code would be a condition to closing the Merger; (b) contemplated that Granite would provide more detailed representations and warranties regarding Granite and its businesses, together with interim operating covenants restricting certain actions by Granite during the interim period; (c) limited the termination fee payable by Layne to Granite under certain circumstances to $10.0 million; (d) provided that, if Granite were to enter into a change-in-control transaction during the interim period, Layne could terminate the transaction and receive a reverse termination fee of $10.0 million; (e) revised the conditions under which Layne would be permitted to consider an alternative proposal and the circumstances under which an alternative proposal would be deemed a superior proposal; (f) reduced certain restrictions on the conduct of Layne’s business during the interim period; and (g) eliminated any requirement that Layne reimburse Granite for its expenses in connection with the rejection by Layne stockholders of the proposed transaction absent the existence of an alternative transaction.

From February 2, 2018 through and including February 13, 2018, Granite, Layne, and their respective legal counsel exchanged drafts of, and negotiated the terms of, the merger agreement and related transaction documents.

On February 3, 2018, representatives of Perella Weinberg had a discussion with representatives of Greentech regarding the parameters of the collar on the exchange ratio in the February 2018 Proposal and the impact of the significant U.S. stock market volatility, which had commenced on February 1, 2018, on the proposed transaction.

Later on February 3, 2018, the Layne Board held an in-person meeting in Houston, Texas at which representatives of Greentech, Latham & Watkins and Deloitte were also present, either in person or telephonically. During this meeting, Mr. Caliel reviewed the February 2018 Proposal with the Layne Board. Mr. Anderson reviewed Layne’s preliminary fourth fiscal quarter outlook and discussed the status of Layne’s refinancing of Convertible Notes, which had been postponed pending further negotiations with Granite regarding the Proposed Transaction, with the Layne Board. Representatives of Deloitte also provided the Layne Board with an in-depth analysis of reverse due diligence conducted on Granite’s business, including an analysis of Granite’s operational and financial performance. Representatives of Greentech provided a preliminary analysis of the February 2018 Proposal, including an analysis of potential synergies, precedent and peer merger and acquisition transactions, trading histories of both Layne and Granite, relative valuations and combined company financial projections (provided by Layne’s management) and a review of various collar parameters. Representatives of Latham & Watkins reviewed the directors’ fiduciary duties in considering the Proposed Transaction with Granite, reviewed the latest draft of the merger agreement with the Layne Board and provided a summary of the merger agreement to the Layne Board. The Layne Board authorized Layne management to continue to work with the Layne Special Committee to evaluate the Proposed Transaction and indicated support for an all-stock transaction based on an implied value of $17.00 per Layne share, subject to a collar if deemed appropriate by the Layne Special Committee.

Following that meeting, Mr. Caliel telephoned Mr. Roberts and proposed that Granite acquire all outstanding shares of Layne Common Stock at an implied value of $17.00 per share, subject to a symmetrical 10% collar given recent stock market volatility.

In the afternoon of February 4, 2018, Jones Day delivered to Latham & Watkins an initial draft of the Voting Agreement.

In the afternoon of February 5, 2018, Mr. Roberts telephoned Mr. Caliel to discuss the proposed exchange ratio and related collar. During that call, Messrs. Roberts and Caliel discussed the recent volatility in the U.S. stock markets generally, including the recent decline in the price of both Granite Common Stock and Layne Common Stock that continued throughout that day. Messrs. Roberts and Caliel agreed that, while they would direct their respective teams to continue to work toward signing a definitive agreement the following week, they would suspend discussions regarding the exchange ratio and collar until the volatility in stock prices subsided.

In the afternoon of February 5, 2018, the Granite Board met in Nashville, Tennessee. Senior management of Granite and representatives of Perella Weinberg and Jones Day also participated in the meeting. At that meeting, a representative from Jones Day reviewed the Granite Board’s fiduciary duties under Delaware law in a transaction such as the one contemplated with Layne and provided the Granite Board with a summary of the terms of the current draft of the merger agreement and the most significant open legal issues with respect to the draft merger agreement, which, in addition to the collar, included (a) the delivery of tax opinions as a condition to closing the Merger; (b) that Layne was requesting from Granite a reverse termination fee of $10.0 million if Granite were to enter into a change-in-control transaction during the interim period; (c) the dollar amount of the termination fee that would be payable by Layne to Granite and the circumstances when such a fee would be payable and (d) the absence of any requirement that Layne reimburse Granite for its expenses in connection with the rejection by Layne stockholders of the proposed transaction absent the existence of an alternative transaction.

On February 6, 2018, the Granite Board continued the meeting initiated on the preceding day. Senior management of Granite and representatives from Perella Weinberg also participated in the meeting. At that meeting, representatives from Perella Weinberg presented a summary of the principal financial terms of the proposed transaction, and members of Granite senior management reviewed with the Granite Board the status of due diligence findings to date. The Granite Board also discussed the recent volatility in the U.S. stock markets generally, including the recent decline in the price of both Granite Common Stock and Layne Common Stock, and the fact that that volatility was complicating negotiations as to a mutually acceptable exchange ratio and collar.

On February 7, 2018, Jones Day delivered to Latham & Watkins a revised draft of the merger agreement. Among other things, the revised draft merger agreement, (a) deleted the delivery of tax opinions as a closing condition; (b) revised interim operating covenants restricting certain actions by Layne between signing and consummation of the Merger; (c) revised the termination fee payable by Layne to Granite under certain circumstances to approximately $17.5 million; (d) deleted Layne’s right to terminate the merger agreement and receive a reverse termination fee if Granite were to enter into a change-in-control transaction during the interim period; and (e) reinserted a requirement that Layne reimburse Granite for its expenses in connection with the rejection by Layne stockholders of the proposed transaction absent the existence of an alternative transaction but capped such reimbursement at $3.0 million. Also on February 7, 2018 representatives of Latham & Watkins sent a revised Voting Agreement to Jones Day.

On February 8, 2018, Mr. Roberts and Ms. Desai telephoned Messrs. Caliel and Anderson and informed them that, in light of its ongoing due diligence and given the significant stock market volatility in early February 2018, Granite was now offering to acquire all outstanding shares of Layne Common Stock at a price of $16.50 per share, supported by a collar to be determined.

Later on February 8, 2018, the Layne Board held a special telephonic meeting at which members of Layne management and representatives of Greentech and Latham & Watkins were also present. During this meeting, Mr. Caliel provided the Layne Board with an update with respect to continued negotiations related to the Proposed Transaction, including the proposed reduction in the implied value per share in exchange for a collar to be negotiated. Representatives of Greentech provided a financial analysis with respect to various combinations of implied value per share and collar parameters. The Layne Board recommended that Layne management continue to pursue the Proposed Transaction based on an implied value of $17.00 per share. The Layne Board further determined that, given the decline in the market, including the change in the share price of Granite Common Stock, setting an exchange ratio without a collar would be more favorable to Layne stockholders as recovery in the overall markets and in the share price of Granite Common Stock would directly benefit Layne stockholders. In arriving at this determination, the Layne Board also analyzed precedent transactions with Layne management and representatives of Greentech and observed that a substantial majority of all-stock transactions did not include a collar mechanism.

Throughout February 9, 2018, Mr. Roberts and Mr. Caliel had several telephone calls to discuss the Proposed Transaction and ultimately agreed to an exchange ratio of 0.27 based on the volume-weighted average prices for Granite Common Stock and Layne Common Stock over the preceding 10-trading day and 90-trading day periods. The 0.27 exchange ratio represented, as of February 9, 2018, an implied value per Layne share of approximately $17.00, or a premium of 33.0%, based on the 10-day and 90-day volume-weighted average prices for Granite Common Stock and Layne Common Stock.

In the afternoon of February 9, 2018, Granite’s and Layne’s respective legal counsel had a telephone conference to discuss and negotiate the terms of the merger agreement. Later that afternoon, Granite, Layne and their respective legal and financial advisors had a telephone call to discuss the status and timing of the proposed transaction and each party’s anticipated fourth fiscal quarter and anticipated fiscal year-end financial performance.

Also on February 9, 2018, Latham & Watkins delivered to Jones Day a revised draft of the merger agreement. The revised draft merger agreement, among other things, (a) provided that delivery of tax opinions by each party’s respective counsel regarding the qualification of the merger as a “reorganization” within the meaning of Section 368(a) of the Code would be a condition to closing the Merger; (b) contemplated that Granite would provide more detailed representations and warranties regarding Granite and its businesses, together with interim operating covenants restricting certain actions by Granite during the interim period; (c) limited the termination fee payable by Layne to Granite under certain circumstances to $15.0 million; (d) provided that if Granite were to enter into a change-in-control transaction during the interim period, Layne could terminate the transaction and receive a reverse termination fee of $15.0 million; (e) reduced certain restrictions on the conduct of Layne’s business during the interim period; and (f) eliminated any requirement that Layne reimburse Granite for its expenses in connection with the rejection by Layne stockholders of the proposed transaction absent the existence of an alternative transaction.

Later on February 9, 2018, the Layne Special Committee held a meeting at which members of Layne management and representatives of Greentech and Latham & Watkins were also present. During this meeting, Mr. Caliel relayed his discussion with Mr. Roberts earlier that day to the Layne Special Committee, including the

0.27 exchange ratio. Representatives of Greentech also provided an analysis with respect to the 0.27 exchange ratio, each company’s recent and historical trading history, as well as a discussion of peer transactions and exchange ratios. Mr. Anderson and representatives of Greentech also provided the Layne Special Committee with an overview of each company’s anticipated fourth quarter performance. The Layne Special Committee indicated its support for the 0.27 exchange ratio and recommended that Layne management continue to finalize the terms of the merger agreement.

Over the course of February 10, 2018 and February 11, 2018, representatives of Latham & Watkins and Jones Day participated in various negotiations related to the terms of the merger agreement and the voting agreement and related diligence matters.

In the morning of February 11, 2018, Granite, Layne and their respective financial and legal advisors had a telephone call to negotiate the remaining open items to the merger agreement. Specifically, the parties and their advisors negotiated provisions relating to (a) each party obtaining, as a condition to the Merger, a tax opinion regarding the tax treatment of the Merger; (b) the size of the termination fee; (c) whether Layne would be required to reimburse Granite for all of its out-of-pocket expenses in the event Layne stockholders did not approve the proposed transaction; and (d) the restrictive covenants that would limit the flexibility of the Layne Board and Layne management to operate Layne’s business during the interim period.

Later on February 11, 2018, the Layne Board held a meeting at which members of Layne management and representatives of Greentech and Latham & Watkins were also present. During this meeting, Mr. Caliel provided the Layne Board with an overview of the Proposed Transaction, including the negotiations resulting in the 0.27 exchange ratio. Mr. Anderson also provided the Layne Board with an overview of each company’s anticipated fourth fiscal quarter financial performance. Representatives of Greentech also provided updates on various matters relating to the Proposed Transaction, including the implied premium as originally proposed by Granite, the ensuing discussions between parties regarding the determination of the exchange ratio and Greentech’s financial perspectives regarding the proposed 0.27 exchange ratio. Representatives of Greentech also provided a preliminary valuation analysis of the transaction. Representatives of Greentech noted that its preliminary analysis was subject to continuing due diligence, including on Granite’s fiscal fourth quarter results, the share price movements of the two companies and general stock market conditions. Mr. Caliel discussed with the Layne Board the primary unresolved transaction terms and the proposed communications plan in the event the parties entered into a definitive merger agreement. Representatives of Latham & Watkins reviewed the directors’ duties in considering the Proposed Transaction and the principal terms of the merger agreement. After discussion, the Layne Board determined to convene once the terms of the merger agreement were substantially final.

On February 12, 2018, Mr. Caliel telephoned Mr. Roberts to discuss the open issues in the merger agreement and to also review the prior request that the Granite Board appoint one of Layne’s directors to the Granite Board effective as of the closing of the Proposed Transaction.

Later on February 12, 2018, members of Granite management, together with Granite’s outside advisors, participated in a diligence call with members of Layne management, together with Layne’s outside advisors, updating each company’s anticipated fourth fiscal quarter financial performance.

Throughout February 12 and February 13, 2018, Granite, Layne and their respective financial and legal advisors continued to negotiate the merger agreement, and Jones Day and Latham & Watkins finalized the other related documents, including the Voting Agreements. As a result of those negotiations, the parties agreed that the merger agreement would provide, among other things, (a) the delivery of tax opinions as a condition to closing the Merger; (b) a termination fee of $16.0 million payable by Layne to Granite, under certain circumstances; (c) no requirement that Layne reimburse Granite for its out-of-pocket expenses in the event Layne stockholders did not approve the proposed transaction, absent the existence of an alternative transaction and (d) that effective as of the Effective Time, the Granite Board would be expanded and one current director of Layne would be appointed to the Granite Board.

Following the close of trading on the NYSE on the afternoon of February 13, 2018, the Granite Board held a telephonic meeting. The purpose of the meeting was for the Granite Board to consider and vote upon approval of the proposed final draft merger agreement and related draft voting agreement. Senior management of Granite and representatives from Perella Weinberg and Jones Day also participated in the meeting. Mr. Roberts discussed with the Granite Board the fact that Layne had requested that, as part of the transaction, Granite agree to appoint one Layne director to the Granite Board effective as of the Effective Time. Mr. Roberts noted that that was the only remaining open issue. Mr. Roberts also noted that in addition to potentially aiding in the integration of Layne post-Merger, several of Layne’s directors may possess the characteristics, experience and expertise that are often sought by the Granite Board with respect to identifying potential directors. After deliberations, the Granite Board agreed to appoint a Layne director of its choice to the Granite Board effective as of the Effective Time. Following such discussions, representatives from Perella Weinberg presented a summary of the principal financial terms of the proposed transaction, and representatives from Jones Day reviewed with the Granite Board the principal legal terms of the proposed final draft merger agreement and draft voting agreement.

Following review and discussion among the members of the Granite Board, the Granite Board unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby were advisable, fair and in the best interests of Granite and its stockholders and (b) approved the Merger Agreement, the Merger and all other actions and transactions contemplated by the Merger Agreement. The Granite Board also unanimously approved the Voting Agreements.

Later on February 13, 2018, the Layne Board held a special telephonic meeting at which members of Layne management and representatives of Greentech and Latham & Watkins were also present. During this meeting, representatives of Latham & Watkins reviewed the principal legal terms of the merger agreement, focusing primarily on the updates from the draft reviewed with the Layne Board on February 11, 2018. These updates included (a) providing that, effective as of the Effective Time, the Granite Board would be expanded and one current director of Layne would be appointed to the Granite Board; (b) removing the reverse termination fee payable by Granite if Granite were to enter into a change-in-control transaction during the interim period; (c) finalizing the termination fee payable to Granite under certain specified circumstances and (d) finalizing the exceptions to the restrictions on the conduct of Layne’s business during the interim period, including the limitation on equity, asset and property acquisitions, the restriction on Layne’s ability to sell assets and the prohibition on Layne’s ability to make additional equity grants during the interim period.

Representatives of Greentech updated the Layne Board as to certain information previously provided to the Layne Board regarding its Exchange Ratio analysis, including a summary of each party’s trading history since February 9, 2018 and confirming a 0.27 exchange ratio, when applied to the 90-day volume-weighted average price as of February 12, 2018, was consistent with a $17.00 value for Layne stockholders. At the request of the Layne Board, Greentech reviewed with the Layne Board its financial analysis of the exchange ratio and rendered an oral opinion, confirmed by delivery of a written opinion dated February 13, 2018, to the Layne Board to the effect that, as of such date and based on and subject to various assumptions made as set forth in its written opinion, procedures followed, matters considered and limitations and qualifications on the review undertaken, the 0.27 exchange ratio was fair, from a financial point of view, to the holders of Layne Common Stock (excluding shares owned by Layne as treasury stock, or shares that are owned directly or indirectly by Granite, Merger Sub or any wholly owned subsidiary of Layne, Granite or Merger Sub). Representatives of Latham & Watkins then reviewed with the Layne Board the proposed resolutions to be considered by the Layne Board. After discussion, the Layne Board unanimously (a) determined that the Merger Agreement and the merger were in the best interests of Layne and its stockholders, (b) declared advisable and approved the Merger Agreement and (c) resolved to recommend that Layne stockholders adopt the Merger Agreement.

Later that evening, on February 13, 2018, the Merger Agreement and the Voting Agreements were executed and delivered. The signing of the Merger Agreement was publicly announced on February 14, 2018, prior to the opening of trading on Nasdaq and the NYSE.

Effects of the Merger

Upon completion of the Merger, Merger Sub, a wholly owned subsidiary of Granite, will merge with and into Layne. Layne will be the Surviving Corporation and will become a direct wholly owned subsidiary of Granite.

Treatment of Layne Common Stock

At the Effective Time, each share of Layne Common Stock issued and outstanding immediately prior to the Effective Time (other than treasury shares of Layne and any shares of Layne Common Stock owned, directly or indirectly, by a wholly owned subsidiary of Layne, Granite or Merger Sub) will be cancelled and converted automatically into the right to receive, in accordance with the terms of the Merger Agreement, 0.27 shares of Granite Common Stock.

Treatment of Layne Stock Options

Each Layne Stock Option that is outstanding immediately prior to the Effective Time (whether vested or unvested) shall, immediately prior to the Effective Time, automatically and without any action on the part of any holder of any Layne Stock Option be cancelled and, in exchange therefor, converted into the right to receive an amount of cash, if any, equal to the product of (a) the number of shares of Layne Common Stock issuable upon the exercise of the Layne Stock Option, multiplied by (b) the excess, if any, of (1) the Layne Equity Award Consideration, over (2) the exercise price of the Layne Stock Option. Such cash amount, net of applicable withholding tax, will be paid to the holder as soon as practicable following the Effective Time.

Treatment of Layne RSUs

Each Layne RSU that is outstanding immediately prior to the Effective Time (whether vested or unvested) shall automatically and without any action on the part of any holder of any Layne RSU, be cancelled and, in exchange therefor, converted into the right to receive an amount of cash (without interest) equal to the product of (a) the number of shares of Layne Common Stock in respect of the Layne RSU, multiplied by (b) the Layne Equity Award Consideration. Such cash amount, net of applicable withholding tax, will be paid to the holder at the earliest time permitted under the terms of the award such that it does not result in tax penalties.

Treatment of Layne PSUs

Each Layne PSU that is outstanding and unvested immediately prior to the Effective Time shall, immediately prior to the Effective Time, vest, and the underlying number of shares of Layne Common Stock earned will be determined based on the maximum level of achievement of the applicable performance goals.

All Layne PSUs that are vested immediately prior to the Effective Time (including the Layne PSUs that vest pursuant to the terms of the Merger Agreement) shall automatically and without any action on the part of any holder of any Layne PSU, be cancelled and, in exchange therefor, converted into the right to receive an amount of cash (without interest) equal to the product of (a) the number of shares of Layne Common Stock earned in respect of the Layne PSU, multiplied by (b) the Layne Equity Award Consideration. Such cash amount, net of applicable withholding tax, will be paid to the holder as soon as practicable following the Effective Time, such that it does not result in tax penalties.

Other Effects

The rights pertaining to Granite Common Stock will be different from the rights pertaining to Layne Common Stock, because the Granite Charter and the Granite Bylaws in effect immediately after the completion of the Merger will be different from the Layne Charter and the Layne Bylaws, respectively. A further description of the rights pertaining to Granite Common Stock and the Granite Charter and Granite Bylaws is set forth under “Comparison of Rights of Holders of Granite Common Stock and Layne Common Stock” beginning on page 134 of this proxy statement/prospectus.

Layne Board Recommendation and Its Reasons for the Merger

At a meeting held on February 13, 2018, the Layne Board, after careful review and consideration, unanimously approved the Merger Agreement and determined that the Merger Agreement and the Merger were in the best interests of Layne and its stockholders. The Layne Board unanimously recommends that Layne stockholders vote (a) “FOR” the adoption of the Merger Agreement, (b) “FOR” the compensation proposal and (c) “FOR” the adjournment proposal.

In evaluating the Merger, the Layne Board consulted with Layne’s management, as well as Layne’s legal and financial advisors, and, in reaching its conclusion, considered the following primary factors:

•	The Layne Board’s knowledge of Layne’s business, operations, financial condition, earnings and prospects. Specifically, the Layne Board recognized the significant capital constraints Layne faced in continuing to develop its business, including its near-term debt maturities, lack of recent and projected free cash flow and the challenges and execution risk of operating three distinct businesses that have limited operating synergies with one another and require significant capital investment to meaningfully grow. In particular, the Layne Board recognized that significant capital investment would be required to develop the relatively new water midstream business. The Layne Board also considered the market risk associated with any delayed recovery in the minerals sector.

•	The Layne Board’s knowledge of Granite’s business, operations, financial condition, earnings and prospects, taking into account the results of its due diligence review of Granite by Layne and its advisors.

•	The Exchange Ratio of 0.270 shares of Granite Common Stock for each share of Layne Common Stock, equating to a $17.00 per share valuation of Layne Common Stock based upon the volume-weighted average prices for Granite and Layne shares over the 90 trading days prior to the execution of the Merger Agreement, which was a significant improvement over Granite’s initial offer, which was $11.75 per share of Layne Common Stock. In response to recent market volatility, the Layne Board also considered the volume-weighted average prices for Granite and Layne shares over the 10-trading days prior to the execution of the Merger Agreement in evaluating the Exchange Ratio.

•	The Merger Consideration, with an implied value of $17.00 per share of Layne Common Stock, based upon the volume-weighted average prices for Granite and Layne shares over the 10- and 90-trading day periods prior to February 13, 2018, represented a premium of 35% to the closing price of Layne Common Stock on that date, which was a significant increase from Granite’s initial offer of $11.75 per share of Layne Common Stock (which represented a 7.2% premium to the closing price of Layne Common Stock on the day prior to the making of that offer).

•	Based on the implied value of the Merger Consideration as of February 13, 2018, Layne shareholders will own approximately 16% of the combined company on a fully diluted, pro forma basis, including the assumed conversion of the 8.0% Convertible Notes.

•	Layne had explored a variety of strategic alternatives focusing on growing its business and developing value for its stockholders. These alternatives included raising growth capital from new and existing sources of capital and evaluating potential acquisition, sale and expansion opportunities relating to one or more divisions of Layne’s business, as well as evaluating Layne’s prospects on a standalone basis. For additional discussion of the strategic alternatives evaluated by Layne, see “—Background of the Merger.”

•	As part of evaluating Layne’s prospects on a standalone basis, the Layne Board acknowledged the significant capital constraints Layne faced in continuing to develop its business, including the upcoming maturities of the Convertible Notes and the refinancing proposals received, as well as the anticipated capital requirements that would be necessary to meaningfully expand each of Layne’s businesses.

•	The Layne Board considered feedback from potential strategic counterparties and financial sponsors received by Layne management since early 2016, including discussions with at least nine potential strategic and financial counterparties that either expressed no interest in pursuing a strategic transaction with Layne or failed to adequately value Layne’s businesses.

•	The Layne Board and Layne management determined that Granite had a strategic vision for the combined company, as reflected by Granite’s continuing interest in Layne and the significant amount of due diligence completed over an extended period of time from the December 2016 Proposal through the announcement of the Merger in February 2018. In particular, Granite had expressed publicly on its earnings calls and in other contexts its interest in expanding into the water infrastructure business given that business’s strong dynamics and strategic fit with Granite’s current end-market focus. Layne management believed that Granite’s strategic vision for Layne’s business, coupled with Granite’s superior access to capital and lower cost of capital, history of successful acquisition integration and greater market capitalization and research analyst coverage, would provide enhanced value for Layne’s stockholders.

•	Following discussion with Layne’s management and financial advisors, the Layne Board concluded that the transaction with Granite offered a more favorable long-term opportunity for Layne’s stockholders than the various strategic alternatives considered by Layne’s management over the course of its strategic review process. The transaction with Granite also provided the greatest likelihood relative to the other opportunities that had been explored since 2016 that a transaction would be completed on terms favorable to Layne stockholders.

•	The Layne Board’s view that the Merger provides Layne stockholders with equity ownership in a combined company with a more diversified, expanded national platform of assets that is expected to be positioned as a national leader across both the transportation and water infrastructure markets and possess a stronger financial position and superior access to capital. The Layne Board also expected that the combined company would have better access to capital at a lower cost, allowing the combined company to better capitalize on attractive opportunities and macro-dynamics in the water industry.

•	The Layne Board’s view that Layne stockholders would benefit from a combined company that expected annual run-rate synergies of approximately $20 million by the third year following closing of the Merger.

•	The financial analyses and presentations of Greentech to the Layne Board with respect to Granite and Layne, and Layne’s related written opinion, dated as of February 13, 2017, to the effect that, as of the date of the opinion and subject to the various assumptions made, procedures followed, factors considered, and limitations of the review undertaken, qualifications contained and other matters set forth therein, the Exchange Ratio of 0.270 was fair, from a financial point of view, to the holders of Layne Common Stock (excluding shares owned by Layne as treasury stock, or shares that are owned directly or indirectly by Granite, Merger Sub or any wholly-owned subsidiary of Layne, Granite or Merger Sub). See “—Opinion of Financial Advisor to Layne” and Annex C to this proxy statement/prospectus, which set forth various assumptions made, procedures followed, factors considered and limitations of the review undertaken, qualifications contained and other matters in connection with the opinion. The full text of the written opinion of Greentech is attached as Annex C and is incorporated by reference into this section of the proxy statement/prospectus.

•	The Layne Board’s view that Granite and Layne share similar cultures and core values focused on ethics, safety, sustainability and commitment to community, integrity, accountability and excellence.

•	The Layne Board retained financial and legal advisors with knowledge and experience with respect to public merger and acquisition transactions, Granite’s and Layne’s industry generally and Layne particularly, as well as substantial experience advising other companies with respect to transactions similar to the Merger.

•	The Layne Board’s review, in consultation with Layne’s legal advisors, of the structure of the Merger and the financial and other terms and conditions of the Merger Agreement, including the Merger Consideration, the Layne Board’s expectation that the Merger would qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Layne Board’s view of the likelihood of completing the Merger on the anticipated schedule.

•	The terms of the Merger Agreement, principally:

•	the provisions allowing the Layne Board to withdraw or change its recommendation of or to terminate the Merger Agreement, subject to the payment of a specified termination fee upon termination under certain circumstances, in the event of a superior proposal, or to change its recommendation in the event of certain intervening events, if the Layne Board makes a good faith determination that the failure to change its recommendation or terminate the Merger Agreement would be inconsistent with its fiduciary duties under applicable law;

•	the fact that the provisions do not provide for a vote of Granite’s stockholders to approve the Merger; and

•	the fact that the consummation of the Merger is not conditioned on financing.

•	The Layne Board’s understanding of, and management’s review of, overall market conditions, including the current and historical trading prices for Granite Common Stock and Layne Common Stock, and the Layne Board’s view that, in light of these factors, the timing of the potential transaction was favorable to Layne.

•	Layne management’s recommendation in favor of the Merger.

The Layne Board also considered potential risks and potentially negative factors concerning the Merger in connection with its deliberations of the proposed transaction, including:

•	The fact that the Exchange Ratio is fixed and therefore the value of the consideration payable to Layne stockholders will decrease in the event that the market price of Granite Common Stock decreases prior to the closing of the Merger.

•	The possibility that the Merger may not be completed, or that completion may be unduly delayed, for reasons beyond the control of Granite or Layne, which could result in significant costs and disruption to Layne’s normal business.

•	Certain terms of the Merger Agreement, principally:

•	restrictions on the ability of Layne to solicit offers for alternative proposals or to engage in discussions regarding such proposals, subject to certain exceptions including in the case of a superior proposal, which could have the effect of discouraging such proposals from being made or pursued.

•	the termination fee of $16 million that would be payable by Layne in connection with a termination of the Merger Agreement as a result of, among other circumstances, a superior proposal for Layne, which, although within the range of such fees normally seen in similar transactions, could have the effect of discouraging an alternative proposal for Layne; and

•

restrictions on the conduct of Layne business during the period between the signing of the Merger Agreement and completion of the Merger, including restrictions on Layne’s ability to (a) issue, sell, dispose of or pledge its equity securities, (b) acquire equity securities, assets or properties of any third party worth in excess of $9 million in the aggregate and (c) sell, pledge or dispose of properties, rights or assets to a third party (other than inventory sales in the ordinary course of Layne’s business). For additional discussion on the restrictions on Layne’s business between the signing of the Merger Agreement and completion of the Merger, see “The Merger Agreement—Conduct of Business Pending Merger” beginning on page 118 of this proxy statement/prospectus.

•	The fact that Layne’s stockholders will be foregoing the potential benefits, if any, that could be realized by remaining as stockholders of Layne as a standalone entity, including the growth of Layne’s Water Resources division and particularly Layne’s relatively new water midstream business, in the event Layne could obtain sufficient capital on favorable terms to support such growth or the anticipated growth in Layne’s business arising from a recovery in the minerals market, if such recovery were to occur on a timely basis.

•	The potential for diversion of Layne management and employee attention and for increased employee attrition during the period prior to completion of the Merger, and the potential effect of the Merger on Layne’s business and relations with customers, suppliers and regulators.

•	The substantial costs to be incurred in connection with the Merger, including the costs of integrating the businesses of Granite and Layne and the transaction expenses arising from the Merger.

•	The risks of the type and nature described under “Risk Factors” beginning on page 22, and the matters described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 31.

The foregoing discussion is not intended to be exhaustive, but is intended to address the material information and principal factors considered by the Layne Board in considering the Merger. In view of the number and variety of factors and the amount of information considered, the Layne Board did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the Layne Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of the Layne Board may have given different weights to different factors.

The Layne Board made its recommendation based on the totality of information presented to, and the investigation conducted by, the Layne Board. It should be noted that certain statements and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 31 of this proxy statement/prospectus.

Opinion of Financial Advisor to Layne

Opinion of Greentech Capital Advisors Securities, LLC

Layne retained Greentech Capital Advisors Securities, LLC (“Greentech”) to act as Layne’s financial advisor in connection with the Merger. Greentech is an internationally recognized investment banking firm that is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements and valuations for corporate and other purposes. Layne selected Greentech to act as Layne’s financial advisor in connection with the Merger on the basis of Greentech’s experience in transactions similar to the Merger, its reputation in the investment community and its familiarity with Layne and its business.

On February 13, 2018, at a meeting of the Layne Board held to evaluate the Merger, Greentech delivered to the Layne Board an oral opinion, which was confirmed by delivery of a written opinion dated February 13, 2018, to the effect that, as of the date of the opinion and subject to the various assumptions made, procedures followed, factors considered, and limitations of the review undertaken, qualifications contained and other matters set forth therein, the Exchange Ratio of 0.27 was fair, from a financial point of view, to the holders of Layne Common Stock (excluding shares owned by Layne as treasury stock, or shares that are owned directly or indirectly by Granite, Merger Sub or any wholly-owned subsidiary of Layne, Granite or Merger Sub).

The full text of Greentech’s written opinion to the Layne Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, qualifications contained and other matters set forth therein, is attached to this proxy statement/prospectus as Annex C and is incorporated by reference herein in its entirety. The following summary of Greentech’s opinion is qualified in its entirety by reference to the full text of the opinion. Greentech delivered its opinion to the Layne Board for the benefit and use of the Layne Board (in its capacity as such) in connection with and for purposes of its evaluation of the Merger. Greentech’s opinion does not address any other aspect of the Merger other than the fairness of the Exchange Ratio, from a financial point of view, to the holders of Layne Common Stock (excluding shares owned by Layne as treasury stock, or shares that are owned directly or indirectly by Granite, Merger Sub or any wholly-owned subsidiary of Layne, Granite or Merger Sub), and no opinion or view was expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to Layne, or in which Layne might engage, or as to the underlying business decision of Layne to proceed with or effect the Merger. Greentech’s opinion does not address any other aspect of the Merger and does not constitute a recommendation to the Layne Board as to how the Layne Board should vote on the Merger or to any stockholder of Layne as to how any such stockholder should vote at any stockholders’ meeting at which the Merger is considered, or whether or not any stockholder of Layne should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger or exercise any dissenter’s or appraisal rights that may be applicable to such stockholder.

In connection with rendering its opinion, Greentech, among other things:

•	discussed the Merger and related matters with Layne’s counsel and reviewed the financial terms and conditions of the Merger as set forth in a draft of the Merger Agreement, dated February 13, 2018, such draft being the last draft of the Merger Agreement made available to Greentech;

•	reviewed annual reports to stockholders and Annual Reports on Form 10-K of Layne for the five years ended January 31, 2017 and of Granite for the five years ended December 31, 2016;

•	reviewed certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Layne and Granite;

•	reviewed certain other communications from Layne and Granite to their respective stockholders;

•	reviewed certain other publicly available information concerning Layne and Granite;

•	reviewed certain non-publicly available information concerning Layne and Granite, including certain internal financial analyses and forecasts for Layne prepared by its management (the “Layne Forecasts”), and certain internal financial analyses and forecasts for Granite prepared by its management (the “Granite Forecasts,” together with the Layne Forecasts, the “Forecasts”), in each case, as approved for Greentech’s use by Layne, and held discussions with the managements of Layne and Granite, as applicable, regarding such Forecasts and the financial and operational performances and outlooks of Layne and Granite;

•	reviewed prices and trading activity of Layne Common Stock and Granite Common Stock;

•	reviewed certain publicly available research analyst reports for Layne and Granite;

•	reviewed and analyzed certain publicly available financial and stock market data relating to selected publicly traded companies that Greentech deemed relevant to its analysis;

•	reviewed and analyzed certain publicly available information concerning the terms of selected precedent merger and acquisition transactions that Greentech considered relevant to its analysis;

•	participated in certain discussions and negotiations between representatives of Layne and Granite;

•	conducted such other financial studies, analyses and investigations and considered such other information as Greentech deemed necessary or appropriate for purposes of its opinion; and

•	took into account its assessment of general economic, market and financial conditions and Greentech’s experience in other transactions, as well as its experience in valuation and its knowledge of Layne’s and Granite’s industries generally.

In rendering its opinion, Greentech, with Layne’s consent, relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was made available, supplied or otherwise communicated to Greentech by or on behalf of Layne or Granite, or that was otherwise reviewed by Greentech, including, without limitation, publicly available information, and does not assume any responsibility for independently verifying any of such information. Greentech relied on such information being complete and correct in all material respects and further relied upon the assurances of the managements of Layne and Granite, as applicable, that, to their knowledge, such information does not contain any material omissions or misstatements of material fact. With respect to the Forecasts supplied to Greentech by Layne and Granite, Greentech assumed, at the direction of Layne, that they were reasonably prepared on the basis reflecting the best currently available estimates and good faith judgments of the management of Layne and the management of Granite, respectively, as to the future operating and financial performance of Layne and Granite, respectively, and that they provided a reasonable basis upon which Greentech could form its opinion. The Forecasts were not prepared with the expectation of public disclosure and they are based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the Forecasts.

Greentech also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Layne or Granite since the date of the last financial statements and other financial information of Layne or Granite, respectively, made available to or reviewed by Greentech. Greentech did not make or obtain any independent evaluation, appraisal or physical inspection of Layne’s or Granite’s assets or liabilities, respectively, nor was Greentech furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Greentech assumes no responsibility for their accuracy.

Greentech assumed, with Layne’s consent, that there were no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger would be satisfied without any material waiver, amendment or delay. In addition, Greentech assumed that the definitive Merger Agreement would not differ materially from the draft Greentech had reviewed. Greentech also assumed that the Merger will be consummated substantially on the terms and conditions described in the Merger Agreement, without any adjustment to the Exchange Ratio or waiver of material terms or conditions by any party thereto, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Merger would not have an adverse effect on Layne, Granite, Merger Sub or the Merger. Greentech assumed that the Merger would be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act and all other applicable federal and state statutes, rules and regulations. Greentech further assumed that Layne had relied upon the advice of its counsel, independent accountants and other advisors (other than Greentech) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Layne, Granite, Merger Sub, the Merger and the Merger Agreement.

Greentech’s opinion is limited to whether the Exchange Ratio, from a financial point of view, was fair to the holders of Layne Common Stock (excluding shares owned by Layne as treasury stock, or shares that are owned directly or indirectly by Granite, Merger Sub or any wholly-owned subsidiary of Layne, Granite or Merger Sub), and did not address any other terms, aspects or implications of the transactions contemplated by the Merger Agreement, including, without limitation, the form or structure of the Merger, any consequences of the Merger on Layne, Granite or their respective stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the transactions contemplated by the Merger Agreement or otherwise. Greentech’s opinion also did not consider, address or include: (a) the legal, tax or accounting consequences of the Merger on

Layne, Granite or their respective security holders; (b) the fairness of the amount or nature of any compensation to any of Layne’s or Granite’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of Layne Common Stock, (c) the fairness of the Merger to holders of any class of securities of Layne other than the holders of Layne Common Stock (excluding shares owned by Layne as treasury stock, or shares that are owned directly or indirectly by Granite, Merger Sub or any wholly-owned subsidiary of Layne, Granite or Merger Sub), or any class of securities of any other party to any transaction contemplated by the Merger Agreement; (d) any advice or opinions provided by any other advisor to Layne or Granite; (e) the treatment of, or effect of the Merger on, any securities of Layne (including, without limitation, any Layne Stock Options, Layne RSUs and Layne PSUs or Granite other than Layne Common Stock, or the holders of any such securities; or (f) any other strategic alternatives currently (or which had been or may be) contemplated by the Layne Board or Layne. Furthermore, Greentech did not express any opinion as to the prices, trading range or volume at which Layne Common Stock or Granite Common Stock would trade following public announcement or consummation, as applicable, of the Merger.

Greentech’s opinion was necessarily based on economic, market, financial and other conditions as they existed as of the date of Greentech’s opinion, and on the information made available to Greentech by or on behalf of Layne, Granite or their respective advisors, or information otherwise reviewed by Greentech, as of the date of its opinion. Subsequent developments may affect the conclusion reached in Greentech’s opinion and Greentech does not have any obligation to update, revise or reaffirm its opinion. Greentech’s opinion is for the information of, and directed to, the Layne Board (in its capacity as such) for its information and assistance in connection with its consideration of the Merger and may not be used for any other purpose. Greentech’s opinion does not constitute a recommendation to the Layne Board as to how the Layne Board should vote on the Merger or to any stockholder of Layne as to how any such stockholder should vote at any stockholders’ meeting at which the Merger is considered, or whether or not any stockholder of Layne should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger or exercise any dissenter’s or appraisal rights that may be applicable to such stockholder. In addition, Greentech’s opinion did not compare the relative merits of the Merger with any other alternative transactions or business strategies which may have been available to Layne and did not address the underlying business decision of the Layne Board or Layne to proceed with or effect the Merger.

Greentech did not consider any potential legislative or regulatory changes currently being considered by the United States Congress, the SEC or any other regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board. Greentech’s opinion did not in any way address the solvency or financial condition of Layne, Granite or any other participant in the Merger.

The issuance of Greentech’s opinion was approved by a fairness opinion review committee of Greentech.

The following is a brief summary of the principal financial analyses performed by Greentech to arrive at its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Greentech, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Greentech. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Greentech. Greentech reviewed with the Layne Board the assumptions on which such analyses were based and other factors. No limitations were imposed by the Layne Board with respect to the assumptions made, procedures followed, limitations of the review undertaken, qualifications contained and other matters considered by Greentech in rendering its opinion. Greentech noted that the implied offer price was $16.79 per share of Layne Common Stock based on the Exchange Ratio of 0.270 and the 10-day volume weighted average price (“VWAP”) of Granite Common Stock as of February 12, 2018, and that the implied offer price was $17.00 per share of Layne Common Stock based on the Exchange Ratio and the 90-day VWAP of Granite Common Stock as of February 12, 2018.

Discounted Cash Flow Analyses

Greentech performed separate discounted cash flow analyses of Layne and Granite to calculate ranges of implied present values of the unlevered, after-tax free cash flows that Layne and Granite were forecasted to generate from February 15, 2018 to January 31, 2022, calendarized to December 31, 2021, for Layne and February 15, 2018 to December 31, 2020 for Granite, utilizing the Layne Forecasts and the Granite Forecasts, respectively.

Layne. In performing a discounted cash flow analysis of Layne, present values (as of February 15, 2018 based on mid-year convention) of the unlevered cash flows and terminal values were calculated using a selected discount rate range of 10.3% to 12.3%. The discount rates represent a range around Layne’s weighted average cost of capital of 11.3%, derived by application of the capital asset pricing model, which takes into account certain company-specific metrics, including Layne’s target capital structure, cost of long-term debt, after-tax yield on permanent excess cash, if any, forecast tax rate and historical beta, as well as certain financial metrics for the selected companies and the United States financial markets generally. Unlevered free cash flows were calculated by taking estimated earnings and subtracting the amount of projected taxes, capital expenditures, increases in working capital and gains on sales of assets, and adding back projected depreciation and amortization. Greentech derived implied terminal values for Layne by applying perpetual growth rates of 1.5% to 2.0% to Layne’s terminal year unlevered free cash flow. The future values of all of the unlevered free cash flows for the four-year period calendarized to December 31, 2021 as described above were then discounted back to February 15, 2018 using the discount rates described above and then adjusted for Layne’s cash and debt balances as of October 31, 2017. Based on the number of shares outstanding calculated on a fully-diluted basis as of October 31, 2017, this analysis indicated an implied per share equity value reference range for Layne of $12.51 to $17.70. The implied per share equity value of Layne’s federal net operating loss carryforward balance (“NOL”) was estimated to be $0.60 per share of Layne Common Stock, calculated using a discount rate of 11.3%. After including the estimated per share value for the NOL in the upper end of the implied per share equity value reference range described above, Greentech’s analysis indicated an implied per share equity value reference range for Layne of $12.51 to $18.30.

Granite. In performing a discounted cash flow analysis of Granite, present values (as of February 15, 2018 based on mid-year convention) of the unlevered cash flows and terminal values were calculated using a selected discount rate range of 9.0% to 11.0%. Unlevered free cash flows were calculated by taking estimated earnings and subtracting the amount of projected taxes, capital expenditures, increases in working capital, gains on sales of assets and income for non-controlling interests, and adding back projected depreciation and amortization. Greentech derived implied terminal values for Granite by applying a multiple range to Granite’s terminal year Adjusted EBITDA (as defined below). Based on the Granite Forecasts, Greentech used a range of enterprise values, calculated as equity values based on closing stock prices on February 12, 2018, plus debt, preferred stock and minority interest, and less cash and cash equivalents (“EVs”), to adjusted last twelve month (“LTM”) earnings before interest, taxes, depreciation, and amortization (“Adjusted EBITDA”) multiples of 8.0x to 10.0x and applied such multiple range to Granite’s terminal year Adjusted EBITDA to derive implied terminal values for Granite. The future values of the unlevered free cash flows and implied terminal value for Granite were then discounted back to February 15, 2018 using the discount rates described above. The present values of all of the unlevered free cash flows were then adjusted for Granite’s cash and debt balances as of September 30, 2017. This analysis indicated an implied per share equity value reference range for Granite of $59.56 to $76.56.

Utilizing the approximate implied per share equity value reference ranges for Layne and Granite described above, Greentech calculated the following implied Exchange Ratio reference range, as compared to the Exchange Ratio:

Implied Exchange Ratio Reference Range	Exchange Ratio
0.171x – 0.307x	0.270x

Selected Publicly Traded Companies Analyses

Greentech performed separate selected publicly traded companies analyses of Layne and Granite in which Greentech reviewed and compared financial and operating data relating to Layne, Granite and the selected publicly traded companies listed below.

Layne. In performing a selected public companies analysis of Layne, Greentech reviewed publicly available financial and stock market information for Layne and the following five selected companies that Greentech viewed as generally relevant as publicly traded water-related Engineering, Procurement, and Construction companies (the “Selected Layne EPCs”):

•	Aegion Corporation

•	MasTec, Inc.

•	Primoris Services Corporation

•	Select Energy Services, Inc.

•	Stantec Inc.

There were no companies that met the selected criteria that were intentionally excluded from the analyses.

Greentech reviewed, among other things, the EVs of the Selected Layne EPCs as a multiple of (a) calendar year 2017 estimated Adjusted EBITDA, and (b) calendar year 2018 estimated Adjusted EBITDA. Financial data of the Selected Layne EPCs were based on public filings and publicly available consensus estimates. Financial data of Layne were based on the Layne Forecasts. Implied equity values were derived from EVs by subtracting debt, preferred stock and minority interest and adding back cash and cash equivalents.

The overall low to high calendar year 2017 EV to estimated Adjusted EBITDA multiples observed for the Selected Layne EPCs were 7.7x to 16.5x (with a mean of 10.6x and a median of 8.8x). Greentech noted that, based on the closing stock price of shares of Layne Common Stock on February 12, 2018 and the Layne Forecasts, the implied calendar year 2017 EV to estimated Adjusted EBITDA multiple for Layne was 13.6x. Using its professional judgment and experience, Greentech selected and applied a range of EV to Adjusted EBITDA multiples of 8.5x to 11.5x to the estimated Adjusted EBITDA of Layne for calendar year 2017, based on the Layne Forecasts. This analysis indicated an implied per share equity value reference range for Layne of $5.46 to $9.63 (such range, “Layne 2017 Range”).

The overall low to high calendar year 2018 EV to estimated Adjusted EBITDA multiples observed for the Selected Layne EPCs were 6.4x to 10.3x (with a mean of 8.0x and a median of 8.1x). Greentech noted that, based on the closing stock price of shares of Layne Common Stock on February 12, 2018 and the Layne Forecasts, the implied calendar year 2018 EV to estimated Adjusted EBITDA multiple for Layne was 8.0x. Using its professional judgment and experience, Greentech then selected and applied a range of EV to Adjusted EBITDA multiples of 6.5x to 8.5x to the estimated Adjusted EBITDA of Layne for calendar year 2018, based on the Layne Forecasts. This analysis indicated an implied per share equity value reference range for Layne of $9.08 to $13.81 (such range, “Layne 2018 Range”).

Granite. In performing a selected public companies analysis of Granite, Greentech reviewed publicly available financial and stock market information for Granite and the following ten selected companies that Greentech viewed as generally relevant as publicly traded Engineering, Procurement and Construction companies (the “Selected Granite EPCs”):

•	AECOM

•	Aegion Corporation

•	Downer EDI Limited

•	MasTec, Inc.

•	Orion Group Holdings, Inc.

•	Primoris Services Corporation

•	Sterling Construction Company, Inc.

•	Tetra Tech, Inc.

•	Tutor Perini Corporation

Greentech reviewed, among other things, EVs of the Selected Granite EPCs as a multiple of (a) calendar year 2017 estimated Adjusted EBITDA, and (b) calendar year 2018 estimated Adjusted EBITDA. Greentech reviewed the low end of Adjusted EBITDA (“2018E Low End Adjusted EBITDA”) and the high end of Adjusted EBITDA (“2018E High End Adjusted EBITDA”) for calendar year 2018. Financial data of the Selected Granite EPCs were based on public filings and publicly available consensus estimates. Financial data of Granite were based on the Granite Forecasts.

The overall low to high calendar year 2017 EV to Adjusted EBITDA multiples observed for the Selected Granite EPCs were 6.5x to 12.6x (with a mean of 9.3x and a median of 8.9x). Greentech noted that, based on the closing stock price of shares of Granite Common Stock on February 12, 2018 and the actual Adjusted EBITDA for Granite for calendar year 2017, the implied calendar year 2017 EV to Adjusted EBITDA multiple for Granite was 14.5x. Using its professional judgment and experience, Greentech then selected and applied a range of EV to Adjusted EBITDA multiples of 8.0x to 10.0x to the actual Adjusted EBITDA of Granite as provided in the Granite Forecasts. This analysis indicated an implied per share equity value reference range for Granite of $33.26 to $41.62 (such range, “Granite 2017 Range”).

The overall low to high calendar year 2018 EV to estimated Adjusted EBITDA multiples observed for the Selected Granite EPCs were 5.3x to 12.0x (with a mean of 7.8x and a median of 7.1x). Greentech noted that, based on the closing stock price of shares of Granite Common Stock on February 12, 2018 and the 2018E Low End Adjusted EBITDA, the implied calendar year 2018 EV to estimated Adjusted EBITDA multiple for Granite was 11.0x. Greentech noted that, based on the closing stock price of shares of Granite Common Stock on February 12, 2018 and the 2018E High End Adjusted EBITDA, the implied calendar year 2018 EV to estimated Adjusted EBITDA multiple for Granite was 9.2x. Using its professional judgment and experience, Greentech then applied a range of EV to Adjusted EBITDA multiples of 6.0x to 9.5x to the 2018E Low End Adjusted EBITDA and 2018E High End Adjusted EBITDA, respectively. This analysis indicated an implied per share EV reference range for Granite of $33.07 to $52.47 using the 2018E Low End Adjusted EBITDA (such range, “Granite 2018 Range A”) and an implied per share equity value reference range of $39.27 to $62.28 using the 2018E High End Adjusted EBITDA (such range, “Granite 2018 Range B”).

Utilizing the implied per share equity value reference ranges derived for Layne and Granite described above, Greentech calculated the following implied Exchange Ratio reference ranges, as compared to the Exchange Ratio:

Implied Exchange Ratio Reference Range			Exchange Ratio
Low end of Layne 2017 Range/ high end of Granite 2017 Range – High end of Layne 2017 Range / low end of Granite 2017 Range	Low end of Layne 2018 Range / high end of Granite 2018 Range A – High end of Layne 2018 Range / low end of Granite 2018 Range A	Low end of Layne 2018 Range / high end of Granite 2018 Range B – High end of Layne 2018 Range / low end of Granite 2018 Range B

0.131x – 0.289x	0.173x – 0.417x	0.146x – 0.352x	0.270x

No company or business used in these analyses is identical or directly comparable to Layne or Granite. Accordingly, an evaluation of the results of these analyses is not entirely mathematical. Rather, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies or businesses to which Layne or Granite were compared.

Selected Precedent Transactions Analysis

Greentech analyzed certain publicly available information relating to the following selected transactions in the Engineering, Procurement and Construction segment since October 2015:

Month / Year Announced	Target	Acquiror	EV/LTM Adjusted EBITDA Multiple	EV/NTM Adjusted EBITDA Multiple
December 2017	Pure Technologies	Xylem	24.2x	18.7x
October 2017	Aecon Group	China Communications Construction Co.	9.2x	7.5x
August 2017	CH2M Hill	Jacobs Engineering Group	10.1x	n/a
April 2017	WS Atkins	SNC-Lavalin Group	13.3x	11.5x
March 2017	Amec Foster Wheeler	John Wood Group	10.2x	10.4x
March 2016	MWH Global	Stantec	9.8x	n/a
November 2015	Furmanite Global	Team, Inc.	9.9x	8.1x
October 2015	Coffey International	Tetra Tech	7.3x	7.0x
October 2015	Professional Service Industries	Intertek Group	7.7x	n/a

There were no transactions that met the selected criteria that were intentionally excluded from this list. For purposes of Greentech’s analyses, the Pure Technologies-Xylem transaction was excluded from the range of multiples used because Greentech believed that the multiple in that transaction, which was determined to be two standard deviations above the mean, did not reflect an appropriate high-end for the segment.

For each of the selected transactions, Greentech calculated and compared EV as a multiple of the target’s LTM Adjusted EBITDA as most recently disclosed at the time of the announcement of the transaction (“EV/LTM Adjusted EBITDA Multiple”). Using its professional judgment and experience, Greentech applied an illustrative range of EV/LTM Adjusted EBITDA Multiples of 7.3x to 13.3x to Layne’s LTM Adjusted EBITDA for calendar year 2017, as provided to Greentech by the management of Layne. Greentech’s analysis resulted in an implied per share equity value reference range for Layne of $5.87 to $11.86.

Greentech also calculated and compared EV as a multiple of the target’s next twelve months’ Adjusted EBITDA as most recently disclosed at the time of the announcement of the transaction (“EV/NTM Adjusted EBITDA Multiple”). Using its professional judgment and experience, Greentech applied an illustrative range of EV/NTM Adjusted EBITDA Multiples of 7.0x to 11.5x to Layne’s NTM Adjusted EBITDA for calendar year 2018, as provided to Greentech by the management of Layne. Greentech’s analysis resulted in an implied per share equity value reference range for Layne of $10.52 to $18.10.

No transaction used in this analysis as a comparison is identical to the transactions contemplated by the Merger Agreement (including, without limitation, the Merger), and they all differ in material ways. While none of the companies involved in the selected transactions are directly comparable to Layne, these transactions were selected, among other reasons, because the businesses involved in these transactions share similar business characteristics to Layne based on business sector participation, operational characteristics and financial metrics. Accordingly, an analysis of the results described above is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved and other factors that could affect the acquisition value of the transactions to which they are being compared. Implied equity values were derived from EVs by subtracting debt, preferred stock and minority interest and adding back cash and cash equivalents.

Premium Paid Analysis

Greentech reviewed the premium paid in completed transactions announced after January 1, 2015, valued between $250 million and $1 billion, in which the target was publicly traded and headquartered in North America or Europe and at least 50% of the consideration paid consisted of stock. Greentech excluded targets in the real estate and financial services industries. For each transaction, Greentech calculated the premium per share paid by the acquirer by comparing the announced transaction value per share to the target company’s share price one trading day prior to announcement.

The reasons for and the circumstances surrounding each of the transactions analyzed in the premium paid analysis were diverse and there are inherent differences between the business, operations, financial condition and prospects of Layne and the companies included in the premium paid analysis. Accordingly, a purely quantitative premium paid analysis may not be particularly meaningful in the context of considering the proposed transaction. Using its professional judgement and experience, Greentech selected and applied a range of premiums of 13.4% to 32.0% to the closing per share price of Layne Common Stock of $12.57 as of February 12, 2018 to calculate a range of implied equity prices per share of Layne Common Stock of $14.25 to $16.59.

Other Analyses

In rendering its opinion, Greentech also reviewed and considered other factors, including:

•	historical trading performance of Layne Common Stock and Granite Common Stock during the 52-week period ended February 12, 2018, which indicated low and high closing prices for Layne Common Stock and Granite Common Stock during such period of $7.24 and $13.63 per share and $45.71 and $67.84 per share, respectively and a corresponding illustrative range of Exchange Ratios of 0.107 to 0.298, as compared to the closing price of Layne Common Stock and Granite Common Stock on February 12, 2018 of $12.57 per share and $59.70 per share, respectively, and the Exchange Ratio of 0.270;

•	historical trading performance of Layne Common Stock and Granite Common Stock during the 104-week period ended February 12, 2018, which indicated low and high closing prices for Layne Common Stock and Granite Common Stock during such period of $5.11 and $13.63 per share and $36.25 and $67.84 per share, respectively, and a corresponding illustrative range of Exchange Ratios of 0.075 to 0.376, as compared to the closing price of Layne Common Stock and Granite Common Stock on February 12, 2018 of $12.57 per share and $59.70 per share, respectively, and the Exchange Ratio of 0.270; and

•	publicly available research analysts’ price targets for Layne Common Stock and Granite Common Stock, which indicated a price target for Layne Common Stock of $11.00 per share and high and low price targets for Granite Common Stock of $64.00 to $85.00 per share as compared to the closing price of Layne Common Stock and Granite Common Stock on February 12, 2018 of $12.57 per share and $59.70 per share, respectively.

Miscellaneous

The summary set forth above does not purport to be a complete description of all the analyses performed by Greentech. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Greentech did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Greentech believes, and has advised the Layne Board, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying Greentech’s opinion. Greentech used these analyses to determine the impact of various operating metrics on the implied EVs and equity values of Layne or Granite to the extent applicable. Each of these analyses yielded a range of implied EVs and equity values, and therefore, such implied EV and equity value ranges developed from these analyses were viewed by Greentech collectively and not individually.

In performing its analyses, Greentech assumed the continuation of normal economic conditions and business practices and the absence of material litigation issues. Except as otherwise noted, the information utilized by Greentech in its analyses, to the extent that it was based on market data, is based on market data as it existed on or before February 12, 2018 and is not necessarily indicative of current market conditions. These analyses performed by Greentech are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Layne, Granite, Greentech or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Greentech and its opinion were among several factors taken into consideration by the Layne Board in making its decision to enter into the Merger Agreement and should not be considered as determinative of such decision.

The type and amount of consideration payable in the Merger was determined through negotiations between Layne and Granite, rather than by any financial advisor, and was approved by the Layne Board. The decision by Layne to enter into the Merger Agreement was solely that of the Layne Board. As described above, Greentech’s opinion and analyses were only one of many factors considered by the Layne Board in its evaluation of the proposed Merger and should not be viewed as determinative of the views of the Layne Board or management with respect to the Merger.

In accordance with an engagement letter between Layne and Greentech, dated June 23, 2017 (the “Engagement Letter”), Layne has agreed to pay Greentech for its services in connection with the Merger (a) an aggregate fee of approximately $8 million (the “Transaction Fee”), which is contingent upon the consummation of the Merger, (b) a fee of $750,000 payable upon the delivery of Greentech’s opinion, 50% of which is creditable against the Transaction Fee, and (c) a fee of $200,000 paid at the execution of the Engagement Letter and also creditable against the Transaction Fee. Layne also has agreed to reimburse Greentech for its expenses incurred in connection with Greentech’s engagement and to indemnify Greentech, its affiliates and each of their respective directors, officers, employees, agents and controlling persons against specified liabilities. In the two years preceding the date of its opinion, Greentech had not had a material relationship with Layne or any other party to the Merger and there were no material relationships mutually understood to be contemplated in which any compensation was received or was intended to be received as a result of the relationship between Greentech and any party to the Merger. Greentech and its affiliates may in the future provide commercial and investment banking services to Layne, Granite or their respective affiliates and may receive fees for the rendering of such services.

The terms of the fee arrangement, which are customary in transactions of this nature, were negotiated at arm’s length between Greentech and Layne, and the Layne Board was aware of the arrangement, including the fact that the Transaction Fee is contingent upon the completion of the Merger.

Greentech, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, private placements and valuations for corporate and other purposes. In the ordinary course of its business, Greentech and its affiliates may actively trade the securities of Layne or Granite for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Certain Information Provided by the Parties

In the course of negotiating the Merger Agreement, Granite and Layne exchanged certain non-public information as part of the customary “due-diligence” process. As part of this process, Granite and Layne allowed each other, and each other’s respective representatives, access, to data rooms that contained non-public information that concerned Granite and Layne, as well as their operations. In addition to the information supplied as part of this process, Granite and Layne each prepared or provided certain prospective financial information to share with the other party and their respective financial advisors. The prospective financial information provided by Granite consisted of projections for the calendar years 2018 through 2020. The prospective financial information provided by Layne consisted of projections as well as additional financial and operating data for the fiscal years 2018 through 2022. Each of Layne and Granite considered the prospective financial information provided by the other party. The prospective financial information disclosed below summarizes the key information that was exchanged and relied upon by the parties.

Granite Unaudited Prospective Financial Information

Although Granite periodically may issue limited guidance to investors concerning its expected financial performance, Granite does not, as a matter of course, publicly disclose detailed financial projections. However, in connection with the negotiation of the Merger, Granite management provided the Granite Forecasts to the Granite Board, Perella Weinberg, Layne and Greentech.

While the Granite Forecasts are being included in this proxy statement/prospectus, the Granite Forecasts were not prepared with a view toward public disclosure, complying with the published guidelines of the SEC regarding projections and the use of non-GAAP measures or complying with the published guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of “prospective financial information.” In the view of Granite management, the Granite Forecasts were prepared on a reasonable basis and reflected the best-available estimates and judgments of Granite management, as of the time of their preparation. The inclusion of the Granite Forecasts in this proxy statement/prospectus should not be regarded as an indication that Granite or any other recipient of this information considered, or now considers, this information to be predictive of actual future results, nor does it constitute an admission or representation by any person that such information is material. Readers are cautioned not to place undue reliance on the prospective financial information.

The Granite Forecasts are unaudited. This prospective financial information included in this proxy statement/ prospectus has been prepared by, and is the responsibility of, Granite’s management. PricewaterhouseCoopers LLP has neither audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this proxy statement/ prospectus relates to Granite’s historical financial information. It does not extend to the prospective financial information and should not be read to do so.

The Granite Forecasts:

•	include numerous assumptions, as further described below, many of which are beyond the control of Granite and may not prove to be accurate;

•	were originally prepared during the course of the annual budget process in November 2017 for the fiscal year ending December 31, 2018, and in January 2018 for the fiscal years ending December 31, 2019 and 2020;

•	do not necessarily reflect current estimates or assumptions management of Granite may have about prospects for Granite’s businesses, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the forecasts were prepared;

•	are not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than as set forth below; and

•	are not, and should not be regarded as, a representation that any of the expectations contained in, or forming a part of, the Granite Forecasts will be achieved.

The Granite Forecasts below also include several key assumptions surrounding the timing, impact and availability of incremental public funding at local, state and national levels. As a result, the Granite Forecasts may not accurately reflect the timing of expected, increased demand, Granite’s related or estimated capture of expected, increased demand, or when related project activity would be realized within Granite’s financial statements, including any impacts to the competitive environment in key geographic and vertical end markets.

The prospective financial information set forth herein regarding EBITDA (defined as earnings before interest, income taxes, depreciation and amortization expense) may be considered a non-GAAP financial measure. Granite provided this information to its advisors and to Layne and its advisors, because Granite believed it could be useful in evaluating, on a prospective basis, Granite’s potential operating performance and cash flow. EBITDA should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and EBITDA as used by Granite may not be comparable to similarly titled amounts used by other companies.

Summary Financial Projections

	Years Ended December 31,
	2018E	2019E	2020E
	(in million)
Revenue	$3,131	$3,424	$3,785
Gross Profit	$385	$476	$545
EBITDA	$225	$303	$362

Layne Unaudited Prospective Financial Information

Layne, as a matter of course, does not make public disclosure of detailed forecasts or projections of its expected financial performance due to, among other things, the inherent difficulty of accurately predicting future periods and the likelihood that the underlying assumptions and estimates may prove incorrect. However, in connection with the negotiation and execution of the Merger Agreement, and having consulted with Greentech, its financial advisor, Granite and Perella Weinberg, Granite’s financial advisor, Layne provided the Layne Board, Greentech, Granite and Perella Weinberg with certain non-public internal financial projections regarding Layne’s anticipated future operations.

The financial projections summarized below were not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Layne management, such projections reflect the best currently available estimates and judgments of Layne management as of the time of their preparation. Neither Layne’s independent auditor, Deloitte, which is listed as an expert below in “Experts,” nor Greentech compiled, examined or performed any procedures with respect to the projections summarized herein, and has not expressed any opinion or any other form of assurance on such information or its achievability, and assumes any responsibility for, and disclaims any association with, such projections. The independent auditor’s reports included or incorporated by reference in this proxy statement/prospectus relate to historical financial statements. They do not extend to any prospective financial information and should not be seen to do so.

Although presented with numerical specificity, the projections were prepared in the context of numerous variables, estimates and assumptions that are inherently uncertain and may be beyond the control of Layne, and which may prove not to have been, or may no longer be, accurate. The projections are subject to many risks and uncertainties. Important factors that may affect actual results and cause actual results to differ materially from these projections include, but are not limited to, risks and uncertainties relating to Layne’s business (including its ability to achieve strategic goals, objectives and targets over the applicable periods), industry performance, the regulatory environment, general business and economic conditions, market and financial conditions, Layne’s capital structure and refinancing assumptions over the forecast period, various risks set forth in Layne’s reports filed with the SEC, and other factors described or referenced under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 31 of this proxy statement/prospectus.

The projections also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for Layne’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the projections were prepared. In addition, the projections do not take into account any of the transactions contemplated by the Merger Agreement, including the Merger and associated expenses, or Layne’s compliance with its respective covenants under the Merger Agreement. Further, the projections do not take into account any circumstances, transactions or events occurring after the date they were prepared. Accordingly, actual results will likely differ, and may differ materially, from those contained in the projections. There can be no assurance that these projections will be realized or that future financial results of Layne (or, following consummation of the Merger, Granite) will not materially vary from these projections.

Layne is providing a summary of prospective financial information regarding Layne and Granite, respectively, solely to give stockholders access to the information that Layne management made available to the Layne Board, Greentech, Granite and Perella Weinberg.

The forecasted financial information presented below for Layne, which reports on a January 31st fiscal year-end basis, was prepared by Layne and was modified by Greentech at the direction and as approved by Layne to be presented to the Layne Board on a calendar-year basis for comparative purposes.

	Forecasts for Layne (In millions)
	Calendar Year Ending December 31,
	2017E	2018E	2019E	2020E	2021E
Revenue	$472	$496	$576	$639	$702
Gross Profit	$102	$122	$153	$181	$205
Adjusted EBITDA(1)	$30	$52	$82	$107	$129
Free Cash Flow(2)	$(31)	$1	$3	$6	$30

The forecasted financial information presented below for Granite was prepared by Granite, except that EBITDA for Granite for 2017 and 2018E and forecasted Free Cash Flow for all periods presented was calculated by Greentech based on forecasted financial information provided by Granite, and approved by Layne for Greentech’s use. See notes 4 and 5 below.

	Forecasts for Granite (In millions)
	Fiscal Years Ending December 31,
	2017(3)	2018E	2019E	2020E
Revenue	$2,990	$3,131	$3,424	$3,785
Gross Profit	$315	$385	$476	$545
EBITDA(4)	$169	$225	$303	$362
Free Cash Flow(5)	$52	$73	$100	$162

(1)

For Layne, Adjusted EBITDA is defined as Layne’s net income (loss) before discontinued operations, taxes, interest, depreciation and amortization, gain or loss on sale of fixed assets, equity in earnings or losses from affiliates, certain non-recurring items such as restructuring costs, and certain other gains or losses, plus dividends received from affiliates. The definition of Adjusted EBITDA used herein differs from the definition presented in Layne’s periodic reports filed with the SEC. Adjusted EBITDA is a non-GAAP financial measure, as it excludes amounts, or is subject to adjustments that effectively exclude amounts, included in the most directly comparable measure calculated and presented in accordance with GAAP in financial statements. Adjusted EBITDA is used by Layne’s management to provide additional information in order to provide them with an alternative method for assessing Layne’s, Granite’s and the combined company’s financial condition and operating results (including in comparison to other similar companies). These measures are not in accordance with, or a substitute for, GAAP, and may be different from or inconsistent with non-GAAP financial measures used by other companies. Adjusted EBITDA should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP or as a measure of a company’s profitability or liquidity.
(2)	For Layne, Free Cash Flow is defined as Layne’s earnings before interest and income taxes, less taxes, plus depreciation and amortization, less capital expenditures, plus or minus changes in net working capital, as applicable, less gain on sale of assets and income attributable to non-controlling interest. Free Cash Flow is used by Layne’s management to provide additional information with respect to available cash and liquidity. These measures are not in accordance with, or a substitute for, GAAP, and may be different from or inconsistent with non-GAAP financial measures used by other companies. Free Cash Flow should not be considered in isolation or as a substitute for cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP or as a measure of a company’s profitability or liquidity.
(3)	Granite 2017 financial information represented preliminary Granite unaudited financial information for the fiscal year ended December 31, 2017.
(4)	EBITDA was calculated by Greentech as Granite’s net income plus taxes, net interest expense, and depreciation and amortization expense, and approved by Layne for Greentech’s use. EBITDA is a non-GAAP financial measure, as it excludes amounts, or is subject to adjustments that effectively exclude amounts, included in the most directly comparable measure calculated and presented in accordance with GAAP in financial statements. EBITDA was used by Layne’s management to provide additional information in order to provide them with an alternative method for assessing Layne’s, Granite’s and the combined company’s financial condition and operating results (including in comparison to other similar companies). These measures are not in accordance with, or a substitute for, GAAP, and may be different from or inconsistent with non-GAAP financial measures used by other companies. EBITDA should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP or as a measure of a company’s profitability or liquidity.
(5)	Free Cash Flow was calculated by Greentech as Granite’s earnings before interest and income taxes, less taxes, plus depreciation & amortization, less capital expenditures, plus or minus changes in net working capital, as applicable, less gain on sale of assets and income attributable to non-controlling interest and approved by Layne for Greentech’s use. Free Cash Flow is used by Layne’s management to provide additional information with respect to available cash and liquidity. These measures are not in accordance with, or a substitute for, GAAP, and may be different from or inconsistent with non-GAAP financial measures used by other companies. Free Cash Flow should not be considered in isolation or as a substitute for cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP or as a measure of a company’s profitability or liquidity.

The inclusion of a summary of the projections in this proxy statement/prospectus should not be regarded as an indication that any of Layne, Granite or their respective affiliates, officers, directors or other representatives consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. None of Layne, Granite or their respective affiliates, officers, directors or other representatives can give any stockholder of Layne, Granite or other person any assurance that actual results will not differ materially from the projections, and, except as otherwise required by law, none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date the projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the projections are shown to be in error.

Readers are cautioned not to rely on the projections. Layne has not updated and, except as otherwise required by law, does not intend to update or otherwise revise the projections, even in the short term, to reflect circumstances existing after the date when made or to reflect the occurrence of future events, including the Merger. Further, the projections do not take into account the effect of any failure of the Merger to occur and should not be viewed as accurate or continuing in that context.

The prospective financial information presented here is not included in this proxy statement/prospectus in order to influence any stockholder to make any investment decision with respect to the Merger. The inclusion of this information should not be regarded as an indication that the Layne Board, its advisors or any other person considered, or now considers, it to be material or to be a reliable prediction of actual future results. The financial projections summarized below are subjective in many respects. There can be no assurance that these projections will be realized or that actual results will not be significantly higher or lower than forecasted. The projections included herein cover multiple years, and such information by its nature becomes subject to greater uncertainty with each successive year. The financial projections and summary information should be evaluated, if at all, in conjunction with the historical financial statements and other information contained in Layne’s public filings with the SEC.

Interests of Certain Persons in the Merger

In considering the information described in this proxy statement/prospectus, you should be aware that Layne’s executive officers and directors may have had economic interests in the Merger that are or were different from, or in addition to, those of Layne’s stockholders generally and that may create potential conflicts of interest. In addition to the rights described below in this section, the executive officers of Layne may be eligible to receive some of the generally applicable benefits described under the heading “The Merger Agreement—Employee Benefits Matters” on page 125. The Layne Board was aware of and considered those interests, among other matters, in reaching its decision to approve the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement.

Set forth below are the descriptions of the directors’ and executive officers’ interests including, but are not limited to, the treatment in the Merger of Layne’s equity compensation awards (including the acceleration of Layne Stock Options, Layne RSUs and Layne PSUs), severance plans and other rights that may be held by Layne’s directors and executive officers, and the indemnification of current and former Layne directors and officers by the Surviving Corporation. The dates used in the discussions below to quantify certain of these interests have been selected for illustrative purposes only, and they do not necessarily reflect the dates on which certain events will occur.

Equity Awards Held by Layne Directors and Executive Officers

Treatment of Outstanding Equity Awards in the Merger

The general treatment of Layne Stock Options, Layne RSUs and Layne PSUs in the Merger, including such awards held by Layne’s directors and executive officers, is described under section entitles “The Merger Agreement—Merger Consideration” beginning on page 106 of this proxy statement/prospectus.

The following table summarizes, as of March 9, 2018, the aggregate number of Layne Stock Options, Layne RSUs and Layne PSUs that are currently subject to vesting for each of Layne’s executive officers and directors, and that will become vested at the time of the Merger under the Layne 2006 Equity Incentive Plan, as amended, and award agreements, assuming continued employment through the Effective Time, and assuming the Effective Time occurs on May 31, 2018. The table also provides an estimate of the cash value of the Merger Consideration payable upon the settlement of these awards, in each case, solely as a result of the Merger. This cash value estimate is based on a per share value of Layne Common Stock of $16.01, which represents the average closing market price of Layne Common Stock over the first five business days following the first public announcement of the Merger.

Outstanding Awards

Name	Type of Award	Number of Shares	Estimated Cash Payment Amount
Michael J. Caliel	Stock Options (Vested)	109,409	$650,984
	Stock Options (Unvested)	—	—
	RSUs	173,739	$2,781,561
	PSUs	659,874	$10,564,583
J. Michael Anderson	Stock Options (Vested)	7,500	$55,575
	Stock Options (Unvested)	2,500	$18,525
	RSUs	46,803	$749,316
	PSUs	170,120	$2,723,621
Steven F. Crooke	Stock Options (Vested)	111,031	$121,744
	Stock Options (Unvested)	—	—
	RSUs	54,366	$870,400
	PSUs	199,962	$3,201,392
Kevin Maher	Stock Options (Vested)	12,896	—
	Stock Options (Unvested)	—	—
	RSUs	27,726	$443,893
	PSUs	92,834	$1,486,272
Larry Purlee	Stock Options (Vested)	22,971	—
	Stock Options (Unvested)	—	—
	RSUs	30,000	$480,300
	PSUs	98,420	$1,575,704
David A. B. Brown	Stock Options (Vested)	168,345	$1,065,398
	Stock Options (Unvested)	—	—
	RSUs	8,475	$135,685
J. Samuel Butler	Stock Options (Vested)	64,960	$604,598
	Stock Options (Unvested)	—	—
	RSUs	5,650	$90,457
Nelson Obus	Stock Options (Vested)	39,885	$302,148
	Stock Options (Unvested)	—	—
	RSUs	5,650	$90,457
Robert R. Gilmore	Stock Options (Vested)	22,673	$134,286
	Stock Options (Unvested)	—	—
	RSUs	5,650	$90,457
John T. Nesser	Stock Options (Vested)	6,444	—
	Stock Options (Unvested)	—	—
	RSUs	5,650	$90,457
Alan P. Krusi	Stock Options (Vested)	32,874	$300,160
	Stock Options (Unvested)	—	—
	RSUs	5,650	$90,457

In addition, in connection with the execution of the Merger Agreement, each of Layne’s directors and the Executives entered into letter agreements with Layne pursuant to which they agreed (a) to the treatment of their Layne Stock Options, Layne RSUs and Layne PSUs under the terms of the Merger Agreement, (b) not to exercise any of their currently outstanding Layne Stock Options prior to the earlier of (1) the termination date (as defined in the Merger Agreement) and (2) December 15, 2018, and (c) to defer settlement of any of their currently outstanding Layne RSUs or Layne PSUs, included in the table above; that vest prior to the Effective

Time until the earlier of (1) the Effective Time, (2) the termination date or (3) December 15, 2018. The number of Layne RSUs and Layne PSUs that would be eligible to vest prior to September 30, 2018 (the date on which either Layne or Granite may have the right to terminate the Merger Agreement (subject to charter conditions) if the Merger is not previously consummated) is set forth in the following table:

Deferred Settlement Shares

Name	Type of Award	Number of Shares Subject to Deferred Settlement
Michael J. Caliel	RSUs	67,513
	PSUs	375,801
J. Michael Anderson	RSUs	8,320
	PSUs	—
Steven F. Crooke	RSUs	22,176
	PSUs	113,879
Kevin Maher	RSUs	9,619
	PSUs	44,413
Larry Purlee	RSUs	11,513
	PSUs	43,986
David A. B. Brown	RSUs	8,475
J. Samuel Butler	RSUs	5,650
Nelson Obus	RSUs	5,650
Robert R. Gilmore	RSUs	5,650
John T. Nesser	RSUs	5,650
Alan P. Krusi	RSUs	5,650

Executive Severance Agreements

Layne has entered into severance agreements with the Executives, other than Mr. Purlee, which provide payments and benefits in connection with a termination of employment in certain circumstances, including enhanced benefits for certain terminations that occur in connection with a change in control. The Merger will constitute a change in control for purposes of each Executive’s severance agreement. The severance agreements subject these Executives to certain restrictive covenants including covenants not to compete, confidentiality and non-solicitation of Layne employees, which run during the term of the severance agreement. If an Executive fails to comply with these covenants (subject to a notice and right to cure period), the terminated Executive would not be entitled to receive the severance benefits described in this section. The severance agreements also contain covenants not to compete and non-solicitation provisions that apply for 24 months after termination with respect to Messrs. Caliel, Anderson and Crooke and for 12 months after termination with respect to Mr. Maher. The severance agreements with Messrs. Caliel, Anderson, Crooke and Maher generally provide:

•	If before a change of control or after a two-year period following a change of control with respect to Messrs. Caliel and Anderson, a three-year period following a change of control with respect to Mr. Crooke and a one-year period following a change of control with respect to Mr. Maher, the Executive’s employment is terminated without “cause” or is constructively terminated (i.e., the Executive leaves for “good reason”), the Executive is entitled to receive severance benefits that include:

•

With respect to Messrs. Caliel and Anderson: (a) 24 months of continued base salary paid in a lump sum, (b) continued vesting of service-based equity awards and a continued right to exercise outstanding stock options during this 24-month severance period, (c) for any performance-based equity award that is exercisable, payable or becomes vested only if the applicable performance-

based criteria is satisfied, such performance-based award will become exercisable, payable or become vested at the time of and only if the underlying performance criteria is satisfied; provided, that if the performance period ends after the severance period, only a pro rata portion of the award shall become exercisable, payable or become vested, (d) for any performance-based stock options that become exercisable after the end of the 24-month severance period, such stock options will remain exercisable until the earlier of the original expiration date of the option or 90 days after the end of the 24-month severance period, (e) a lump-sum payment equal to 24 times the present monthly amount of Layne’s total premium cost to cover Mr. Caliel or Mr. Anderson, as applicable, under Layne’s health, vision and dental plans, as well as the cost of coverage of any of his eligible dependents enrolled as of the date of his termination; and (f) payment of a pro-rata portion of any annual incentive bonus Mr. Caliel or Mr. Anderson was eligible to receive during the year of Mr. Caliel’s or Mr. Anderson’s termination assuming performance was achieved at 100% of target.

•	With respect to Mr. Crooke: (a) 24 months of continued base salary paid in accordance with regular payroll practices, (b) continued vesting of service-based equity awards and a continued right to exercise outstanding stock options during this 24-month severance period, (c) for any performance-based equity award that is exercisable, payable or becomes vested only if the applicable performance-based criteria is satisfied, such performance-based award will become exercisable, payable or become vested at the time of and only if the underlying performance criteria is satisfied, (d) for any performance-based stock options that become exercisable after the end of the 24-month severance period, such stock options will remain exercisable until the earlier of the original expiration date of the option or 90 days after the end of the 24-month severance period, (e) with respect to Mr. Crooke, continued participation in Layne’s welfare benefit plans (or comparable arrangements) throughout the 24-month severance period; and (f) payment of any applicable COBRA premiums.

•	With respect to Mr. Maher: (a) 12 months of continued base salary paid in a lump sum, (b) continued vesting of service-based equity awards and a continued right to exercise outstanding stock options during this 12-month severance period, (c) for any performance-based equity award that is exercisable, payable or becomes vested only if the applicable performance-based criteria is satisfied, such performance-based award will become exercisable, payable or become vested at the time of and only if the underlying performance criteria is satisfied; provided, that if the performance period ends after the severance period, only a pro rata portion of the award shall become exercisable, payable or become vested, (d) for any performance-based stock options that become exercisable after the end of the 12-month severance period, such stock options will remain exercisable until the earlier of the original expiration date of the option or 90 days after the end of the 12-month severance period, and (e) a lump-sum payment equal to 12 times the present monthly amount of Layne’s total premium cost to cover Mr. Maher, as applicable, under Layne’s health, vision and dental plans, as well as the cost of coverage of any of his eligible dependents enrolled as of the date of his termination.

•	Following a change of control of Layne and for a three-year period following the change of control with respect to Mr. Crooke, a two-year period following the change of control with respect to Messrs. Caliel and Anderson and a one-year period following the change of control with respect to Mr. Maher, Layne or its successor is obligated to both (a) continue to employ the Executive in a substantially similar position (at an equal or greater base salary as before the change of control) and (b) provide the Executive with certain welfare benefits and bonus compensation opportunities similar to those of other similarly situated employees. In addition, under the severance agreements, the Executives would be entitled to the following change-in-control related payments and benefits:

•

Upon a change of control, all of Messrs. Caliel’s and Crooke’s outstanding equity awards become immediately vested, exercisable or payable, as the case may be. If Mr. Anderson’s employment is terminated by Layne without cause or by Mr. Anderson for good reason during the two-year period following a change of control of Layne, all of Mr. Anderson’s outstanding equity awards become immediately vested, exercisable or payable, as the case may be. If Mr. Maher’s employment is terminated by Layne without cause or by Mr. Maher for good reason during the one-year period following a change of control of Layne, all of Mr. Maher’s outstanding equity awards become immediately vested, exercisable or payable, as the case may be.

•	If Mr. Caliel’s or Mr. Anderson’s employment is terminated without cause or by Mr. Caliel or Mr. Anderson for good reason during the two-year period following a change of control of Layne, Mr. Caliel or Mr. Anderson, as applicable, is entitled to (a) payment of any accrued but unpaid base salary and payment of any benefits as required by the terms of any employee benefit plan or program of Layne, (b) a lump-sum severance payment equal to two times his base salary, (c) a lump-sum severance payment equal to two times the amount of his annual incentive bonus for the year in which his termination occurred assuming performance was achieved at 100% of target and (d) a lump-sum payment equal to 24 times the present monthly amount of Layne’s total premium cost to cover Mr. Caliel or Mr. Anderson under applicable health, vision and dental plans, as well as the cost of coverage of any of his eligible dependents enrolled as of the date of his termination.

•	If Mr. Crooke’s employment is terminated or constructively terminated (i.e., Mr. Crooke leaves for “good reason”) during the three-year period following a change of control of Layne, he is entitled to: (a) a special lump-sum severance payment equal to the present value of the remaining base salary he would receive if he remained an employee until the later of the end of the third anniversary of the change of control or the second anniversary of his termination date; and (b) coverage under all employee benefit plans (other than the 401(k) retirement plan) that covered him prior to termination until the later of the end of the third anniversary of the change of control or the second anniversary of his termination date. Mr. Crooke is additionally entitled to, with respect to any payments made pursuant to the severance agreement or otherwise that are subject to the Code’s penalty tax provisions for excessive “golden parachute payments,” reimbursement by Layne (on an after-tax basis) for the amount of any such penalty tax.

•	If Mr. Maher’s employment is terminated by Layne without cause or by Mr. Maher for good reason during the one-year period following a change of control of Layne, Mr. Maher is entitled to (a) payment of any accrued but unpaid base salary and payment of any benefits as required by the terms of any employee benefit plan or program of Layne, (b) a lump-sum severance payment equal to one times his base salary and (c) a lump-sum payment equal to 12 times the present monthly amount of Layne’s total premium cost to cover Mr. Maher under Layne’s health, vision and dental plans, as well as the cost of coverage of any of his eligible dependents enrolled as of the date of his termination.

•	If the Executive’s employment is terminated due to death, the Executive’s estate or his beneficiaries will be entitled to receive (a) immediate acceleration of the vesting of the Executive’s service-based equity awards and the right to exercise the service-based stock options until the earlier of the original expiration date of the options or 12 months after the Executive’s date of death, (b) for any performance-based equity award that is exercisable, payable or becomes vested only if the applicable performance-based criteria is satisfied, such performance-based award will become exercisable, payable or become vested at the time of and only if the underlying performance criteria is satisfied, (c) for any performance-based stock option that becomes exercisable due to the satisfaction of the underlying performance criteria, the continued right to exercise the option until the earlier of (1) with respect to Mr. Crooke, the option’s original expiration date or 12 months after the Executive’s date of death and (2) with respect to Messrs. Caliel, Anderson and Maher, the option’s original expiration date or the later of 12 months after the option first becomes exercisable or 12 months after the Executive’s date of death, and (d) with respect to Messrs. Caliel, Anderson and Maher, payment of a pro-rata portion of any annual incentive bonus he was eligible to receive during the year of his death, to the extent the underlying performance criteria were met.

•	If the Executive’s employment is terminated due to disability, the Executive will be entitled to (a) payment of a lump sum disability benefit equal to 12 months’ base salary, (b) immediate acceleration of the vesting of his service-based equity awards and a continuation of his right to exercise any service-based stock options for a period of 12 months after the termination, (c) for any performance-based equity award that is exercisable, payable or becomes vested only if the applicable performance-based criteria is satisfied, such performance-based award will become exercisable, payable or become vested at the time of and only if the underlying performance criteria is satisfied, (d) for any performance-based stock options that have become exercisable due to the satisfaction of the underlying performance criteria, the continued right to exercise the options until the earlier of (1) with respect to Mr. Crooke, the option’s original expiration date or 12 months after the Executive’s termination due to disability and (2) with respect to Messrs. Caliel, Anderson and Maher, the option’s original expiration date or the later of 12 months after the option first becomes exercisable or 12 months after the Executive’s date of disability, and (e) with respect to Messrs. Caliel, Anderson and Maher, payment of a pro-rata portion of any annual incentive bonus he was eligible to receive during the year his employment was terminated, to the extent the underlying performance criteria were met.

Employment Arrangements Between Granite and Layne’s Executive Officers

Granite and Layne have commenced an integration planning process to determine the employment status of Layne’s executive officers following the Effective Time. Additional decisions regarding these individuals are expected to be made closer to, or after, the closing of the Merger.

Retention and Inducement Bonuses

In connection with the Merger, Mr. Maher and Mr. Purlee will be eligible to receive a special one-time retention bonus award in the amount of $50,000 and $100,000 respectively. The retention bonuses will be paid in cash and are subject to continued employment through the date that is six months after the date of consummation of the Merger. In addition, in connection with his commencement of employment with Layne, Mr. Anderson received a cash inducement award opportunity of $400,000, which was scheduled to be paid on the three year anniversary of his commencement of employment. This award will accelerate and be paid upon the consummation of the Merger.

Possible Change-in-Control Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation which each of the Executives may receive that is based on or that otherwise relates to the Merger. This compensation is sometimes referred to as “golden parachute” compensation. The “golden parachute” compensation payable to the Executives is subject to a non-binding advisory vote of Layne stockholders, as described under “Proposal 2—Approval, on an Advisory Basis, of Certain Compensatory Arrangements with Named Executive Officers” beginning on page 61 of this proxy statement/prospectus. Assuming that the Merger is consummated and the named executive officers are terminated immediately following the Effective Time in a qualifying termination of employment and are entitled to full benefits available under their severance agreements, the named executive officers would receive approximately the amounts set forth in the table below. No named executive officer will receive any pension or nonqualified deferred compensation that is based on or otherwise triggered by the consummation of the Merger. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this proxy statement/prospectus. As a result, the actual amounts, if any, to be received by a named executive officer may differ from the amounts set forth below. Additionally, the amounts indicated assume that the Effective Time occurs on May 31, 2018.

Change-in-Control Compensation

Name	Cash ($)(1)	Equity Payments ($)(2)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)
Michael J. Caliel	2,640,000	13,346,144	34,065		16,020,209
J. Michael Anderson	1,887,500	3,491,462	34,065		5,413,027
Steven F. Crooke	1,073,201	4,071,792	57,958	691,077	5,894,028
Kevin Maher	350,000	1,930,165	11,070		2,291,235
Larry Purlee	100,000	2,056,004			2,156,004

(1)	Amount shown represents lump sum cash severance amounts that would be payable on a “double trigger” basis if the Executive is terminated without cause or resigns employment for good reason following the Effective Time. For additional information, see “ —Executive Severance Agreements.” The amount shown also includes the following cash amounts, which would be paid on a “single trigger” basis upon consummation of the Merger: Mr. Anderson: $400,000 in respect of a cash inducement award, which will be accelerated in connection with the Merger; Mr. Maher: $50,000 in respect of a cash retention bonus payable in connection with the Merger; and Mr. Purlee: $100,000 in respect of a cash retention bonus payable in connection with the Merger.
(2)	Amount shown represents lump sum cash payments the Executives will receive upon consummation of the Merger in respect of the cancellation of their unvested Layne Stock Options, Layne RSUs and Layne PSUs (including payments that will be made in respect of Layne RSUs and Layne PSUs that may vest prior to the consummation of the Merger) pursuant to the terms of the Merger Agreement. For additional information, see “—Equity Awards Held by Layne Directors and Executive Officers.” The amount is based on a per share value for Layne Common Stock of $16.01, which represents the average closing market price of Layne Common Stock over the first five business days following the first public announcement of the Merger.

Name	Aggregate Value of Options ($)	Aggregate Value of RSUs ($)	Aggregate Value of PSUs ($)	Total ($)
Michael J. Caliel	—	2,781,561	10,564,583	13,346,144
J. Michael Anderson	18,525	749,316	2,723,621	3,491,462
Steven F. Crooke	—	870,400	3,201,392	4,071,792
Kevin Maher	—	443,893	1,486,272	1,930,165
Larry Purlee	—	480,300	1,575,704	2,056,004

(3)	Amount shown represents the estimated value of continued employee benefit plan coverage and participation (or for certain Executives, cash payments in respect of such coverage and participation) that would be payable on a “double trigger” basis if the Executive is terminated without cause or resigns employment for good reason following the Effective Time. For additional information, see “—Executive Severance Agreements.” The estimated amounts shown in this column are based on the benefit levels in effect on March 9, 2018, the latest practicable date to determine such amounts before the filing of this prospectus/proxy statement. Therefore, if benefit levels are changed after such date, actual payments to a named executive officer may be different than those listed in this column.
(4)	Mr. Crooke is the only named executive officer who would be entitled to a payment in respect of excise taxes in connection with “golden parachute payments” related to the Merger. The amount shown represents an estimate of a lump-sum gross-up payment on account of these excise taxes in the event Mr. Crooke becomes subject to this excise tax.

Indemnification; Directors’ and Officers’ Insurance

Under the Merger Agreement, each present and former director and officer of Layne will have rights to indemnification and expense advancement arising out of matters existing or occurring at or prior to the Merger, from the Surviving Corporation, to the fullest extent permitted by applicable law and on the same terms and conditions as such director or officer was indemnified by Layne immediately prior to the Merger for a period of at least six years from and after the Merger. In addition, Granite has agreed to purchase “tail” insurance policies, with a claims period of at least six years from and after the Merger, with respect to directors’ and officers’ liability insurance and fiduciary liability insurance. For additional information see “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” beginning on page 125 of this proxy statement/prospectus.

Regulatory Approvals

Under the antitrust and competition laws of the United States, Granite and Layne cannot complete the Merger until they file certain required notifications and report forms with the relevant antitrust or competition governmental entities and, where applicable, receive clearance (including the expiration or termination of applicable waiting periods) from such governmental entities to complete the Merger. Granite and Layne are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the Merger other than described below. If additional approvals, consents and filings are required to complete the Merger, Granite and Layne intend to seek such consents and approvals and make such filings. Although Granite and Layne believe that they will receive the required consents and approvals described below to complete the Merger, Granite and Layne cannot give any assurance as to the timing of these consents and approvals or as to Granite’s and Layne’s ultimate ability to obtain such consents or approvals (or any additional consents or approvals which may otherwise become necessary) or that Granite and Layne will obtain such consents or approvals on terms and subject to conditions satisfactory to Granite and Layne.

HSR Act

The Merger is subject to the requirements of the HSR Act and the related rules and regulations, which provide that certain acquisitions may not be completed until required information has been furnished to the Antitrust Division of the DOJ and the FTC and until the waiting period has been terminated or has expired. The expiration or early termination of the HSR Act waiting period would not preclude the Antitrust Division of the DOJ or the FTC from challenging the Merger on antitrust grounds and seeking to preliminarily or permanently enjoin the proposed Merger. Although the parties believe the completion of the Merger will not likely be prevented by antitrust law, the Antitrust Division of the DOJ or the FTC may take a different position. If Granite and Layne do not complete the Merger within twelve months after the expiration or early termination of the HSR Act waiting period, Granite and Layne will need to submit new information to the Antitrust Division of the DOJ and the FTC, and wait for the expiration or early termination of a new HSR Act waiting period before Granite and Layne could complete the Merger.

On February 28, 2018, Granite and Layne filed their respective notification and report forms under the HSR Act with the Antitrust Division of the DOJ and the FTC. On March 12, 2018, the FTC granted early termination of the waiting period under the HSR Act.

NYSE Listing of Granite Common Stock; De-Listing and Deregistration of Layne Common Stock After the Merger

Pursuant to the Merger Agreement, Granite has agreed to use its reasonable best efforts to cause the shares of Granite Common Stock to be issued or reserved for issuance in the Merger to be approved for listing on NYSE, subject to official notice of issuance, prior to the Effective Time. The approval by NYSE is a condition to the closing of the Merger. After the completion of the Merger, Granite expects to (a) delist the Layne Common Stock from the Nasdaq and (b) deregister Layne Common Stock under the Exchange Act.

Exchange of Shares of Layne Common Stock

Prior to the Effective Time, Granite will appoint an exchange agent for the payment of the Merger Consideration in exchange for shares of Layne Common Stock. Promptly after the Effective Time of the Merger, Granite and the Surviving Corporation will mail or cause the exchange agent to mail to each holder of record of Layne Common Stock a letter of transmittal and instructions for effecting the surrender of stock certificates or uncertificated shares in exchange for the payment of the Merger Consideration described above to be made to the holder of such certificates or uncertificated shares. Upon surrender or transfer of shares of Layne Common Stock to the exchange agent, together with a properly completed letter of transmittal and such other evidence as the exchange agent may require, the holder of such shares will be entitled to receive the Merger Consideration for each share of Layne Common Stock. The exchange agent, the Surviving Corporation and Granite are entitled to deduct and withhold any applicable taxes from any Merger Consideration that would otherwise be payable.

After the Effective Time, each certificate that previously represented shares of Layne Common Stock will be cancelled and, subject to compliance with the procedures described above, exchanged for the Merger Consideration as described above under “—Effects of the Merger.”

Layne stockholders should not return their stock certificates with the enclosed proxy card and should not forward stock certificates to the exchange agent without a letter of transmittal.

Distributions with Respect to Unexchanged Shares of Layne Common Stock

A holder of Layne Common Stock will be entitled to receive dividends or other distributions on Granite Common Stock with a Record Date after the Effective Time, but only after such holder has surrendered its Layne Common Stock certificates and uncertificated shares. Any dividend or other distribution on Granite Common Stock with a Record Date after the Effective Time will be paid, without interest and subject to the effect of escheat, tax or other applicable law, (a) at the time of surrender of the common stock certificate or uncertificated share, if the payment date is on or prior to the date of surrender and not previously paid, or (b)  at the appropriate payment date, if the dividends or distributions have a payment date subsequent to such surrender.

Fractional Shares

Granite will not issue any fractional shares of Granite Common Stock in connection with the Merger. Instead, each holder of Layne Common Stock who would otherwise be entitled to receive a fraction of a share of Granite Common Stock (after taking into account all shares of Layne Common Stock owned by such holder at the Effective Time) will receive cash (without interest) equal to such fractional amount multiplied by the Granite Common Stock Price.

Lost, Stolen or Destroyed Certificates

If a Layne Common Stock certificate is lost, stolen or destroyed, the holder of such certificate must deliver an affidavit of that fact prior to receiving any Merger Consideration and, if required by the Surviving Corporation, may also be required to provide an indemnity bond (in such reasonable amount as may be directed by the Surviving Corporation) prior to receiving the Merger Consideration.

No Appraisal Rights

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a Merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the DGCL. Section 262 of the DGCL provides that stockholders have the right, in some circumstances, to dissent from certain corporate actions and to instead demand payment of the fair value of their shares. Stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, or depositary receipts in respect thereof, are either (a) listed on a national securities exchange or (b) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing. Therefore, because Layne Common Stock is listed on Nasdaq, and will receive in the Merger only shares of Granite Common Stock, which will be publicly listed on NYSE, and cash in lieu of fractional shares, holders of Layne Common Stock will not be entitled to appraisal rights in the Merger with respect to their shares of Layne Common Stock.

Under the DGCL, the holders of Granite Common Stock are not entitled to appraisal rights in connection with the Merger.

Accounting Treatment of the Merger

The Merger will be accounted for by Granite as a business combination under the acquisition method of accounting, in conformity with GAAP. Under the acquisition method of accounting, the assets and liabilities of Layne as of the Effective Time will be recorded by Granite at their respective fair values and added to those of Granite. Any excess of purchase price over the fair value of the net assets will be recorded as goodwill. Layne’s assets and liabilities and results of operations will be consolidated from the date of the Merger.

Litigation Relating to the Merger

On April 3, 2018, two putative class actions captioned Malka Raul v. Layne Christensen Company, et al., and Colleen Witmer v. Layne Christensen Company, et al., were filed in the U.S. District Court for the Southern District of Texas against Layne, Layne’s directors, Granite and Merger Sub. The complaints generally allege that Layne, the Layne directors and Granite disseminated a false or misleading registration statement regarding the proposed merger in violation of Section 14(a) of the Exchange Act and SEC Rule 14a-9. Specifically, the complaints allege that the registration statement misstated or omitted material information regarding the parties’ financial projections, the valuation analysis performed by Greentech in support of its fairness opinion, and potential conflicts of interest of Greentech. The complaints further allege that the Layne directors and/or Granite are liable for these violations as “controlling persons” of Layne under Section 20(a) of the Exchange Act. The complaints seek injunctive relief, including to enjoin and/or rescind the merger, rescission or rescissory damages in the event the merger is consummated, and an award of attorneys’ fees, in addition to other relief.

Additional lawsuits arising out of the merger may be filed in the future. There can be no assurance that any of the defendants will be successful in the outcome of the pending or any potential future lawsuits. A preliminary injunction could delay or jeopardize the completion of the merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin the completion of the merger. Layne and Granite believe that the lawsuits are without merit and intend to defend vigorously against the lawsuits and any other future lawsuits challenging the transaction.

THE MERGER AGREEMENT

The following summary describes certain material provisions of the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus and which is incorporated by reference herein. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the Merger Agreement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. Granite and Layne encourage you to read carefully the Merger Agreement in its entirety before making any decisions regarding the Merger because it is the principal document governing the Merger.

The Merger Agreement and this summary of its terms have been included to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about Granite or Layne contained in this proxy statement/prospectus or in Granite’s or Layne’s public reports filed with the SEC may supplement, update or modify the factual disclosures about Granite or Layne contained in the Merger Agreement and described in this summary. The representations, warranties and covenants made in the Merger Agreement by Granite, Layne and Merger Sub were qualified and subject to important limitations agreed to by Granite, Layne and Merger Sub in connection with negotiating the terms of the Merger Agreement and may be subject to a contractual standard of materiality which may differ from what may be viewed as material by investors. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to close the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. Information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Merger Agreement.

The Merger

Subject to the terms and conditions of the Merger Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub, a wholly owned subsidiary of Granite and a party to the Merger Agreement, will merge with and into Layne. Layne will survive the Merger as a wholly owned subsidiary of Granite, and the separate corporate existence of Merger Sub will cease.

Effective Time; Closing

The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed upon by Granite and Layne and specified in such certificate of merger. The closing of the Merger will occur as soon as practicable (but no later than two business days) following the day on which the last to be satisfied or waived of the conditions to the Merger set forth in the Merger Agreement and described in this proxy statement/prospectus (other than conditions which by their terms are required to be satisfied or waived at the closing, but subject to the satisfaction or waiver of such conditions) has been satisfied or waived in accordance with the Merger Agreement, or at such other time and place as agreed upon by Granite and Layne (but in no event later than September 30, 2018).

Although Granite and Layne expect to consummate the Merger as soon as possible following the Special Meeting (in the event Layne’s stockholders adopt the Merger Agreement), neither Granite nor Layne can specify when or make any assurances that Granite and Layne will satisfy or waive all of the conditions to the Merger. See “ —Conditions to the Merger.”

Merger Consideration

Layne Common Stock

At the Effective Time, each share of Layne Common Stock then issued and outstanding (other than shares (a) held in treasury of Layne or (b) directly or indirectly owned by Granite, Merger Sub or a wholly owned subsidiary of Layne) will be cancelled and converted based on the Exchange Ratio, into 0.27 validly issued, fully paid and non-assessable shares of Granite Common Stock. No fractional shares of Granite Common Stock will be issued in the Merger and Layne’s stockholders will receive cash in lieu of any fractional share. Granite expects that it will issue approximately 5.4 million shares of Granite Common Stock in the Merger, excluding any shares that may subsequently be issued in connection with conversion of the 8.0% Convertible Notes.

Treatment of Layne Stock Options, Layne RSUs and Layne PSUs

Layne Stock Options

Each Layne Stock Option that is outstanding immediately prior to the Effective Time (whether vested or unvested) shall, immediately prior to the Effective Time, automatically and without any action on the part of any holder of Layne Stock Option be cancelled and, in exchange therefor, converted into the right to receive an amount of cash, if any, equal to the product of (a) the number of shares of Layne Common Stock issuable upon the exercise of the Layne Stock Option, multiplied by (b) the excess, if any, of (1) the Layne Equity Award Consideration, over (2) the exercise price of the Layne Stock Option. Such cash amount, net of applicable withholding tax, will be paid to the holder as soon as practicable following the Effective Time.

Layne RSUs

Each Layne RSU that is outstanding immediately prior to the Effective Time (whether vested or unvested) shall automatically and without any action on the part of any holder of any Layne RSU, be cancelled and, in exchange therefor, converted into the right to receive an amount of cash (without interest) equal to the product of (a) the number of shares of Layne Common Stock in respect of the Layne RSU, multiplied by (b) the Layne Equity Award Consideration. Such cash amount, net of applicable withholding tax, will be paid to the holder at the earliest time permitted under the terms of the award, such that it does not result in tax penalties.

Layne PSUs

Each Layne PSU that is outstanding and unvested immediately prior to the Effective Time shall, immediately prior to the Effective Time of the Merger, vest, and the underlying number of Layne shares earned be determined based on the maximum level of achievement of the applicable performance goals.

All Layne PSUs that are vested immediately prior to the Effective Time (including the Layne PSUs that vest pursuant to the terms of the Merger Agreement) shall automatically and without any action on the part of any holder of any Layne PSU, be cancelled and, in exchange therefor, converted into the right to receive an amount of cash (without interest) equal to the product of (a) the number of shares of Layne Common Stock earned in respect of the Layne PSU, multiplied by (b) the Layne Equity Award Consideration. Such cash amount, net of applicable withholding tax, will be paid to the holder as soon as practicable following the Effective Time, such that it does not result in tax penalties.

Withholding

Granite, Layne, Merger Sub, the Surviving Corporation and the exchange agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement such amounts or securities as are required to be deducted and withheld with respect to the making of any such payment under applicable tax law. Prior to the Effective Time, Granite, Merger Sub or the exchange agent shall provide commercially reasonable notice to Layne upon becoming aware of any withholding obligation (other than with respect to Layne Stock Options, Layne RSU or Layne PSU) and shall cooperate with Layne to the extent reasonable to obtain reduction of or relief from such withholding. Amounts withheld and timely paid to the appropriate governmental authority will be treated for purposes of the Merger Agreement as having been paid to the person in respect of which such deduction or withholding was made.

Dividends and Distributions

No dividends or other distributions declared or made with respect to shares of Granite Common Stock issued in connection with the Merger will be paid to the holder of any unsurrendered shares of Layne Common Stock until such shares of Layne Common Stock are surrendered. Following surrender and subject to applicable law, the record holder of the shares of Granite Common Stock issued in exchange for such shares of Layne Common Stock shall be paid, without interest, (a) all dividends and other distributions payable in respect of any such shares of Granite Common Stock with a Record Date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid, and (b) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of Granite Common Stock with a Record Date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of shares of Granite Common Stock, all shares of Granite Common Stock to be issued pursuant to the Merger will be entitled to dividends pursuant to the above terms as if issued and outstanding as of the Effective Time.

Conditions to the Merger

The obligations of Granite, Merger Sub and Layne to effect the Merger are subject to the satisfaction or waiver of the following conditions:

•	the Merger Agreement must have been adopted by the affirmative vote of the holders of a majority of the issued and outstanding shares of Layne Common Stock;

•	the waiting period (and any extension thereof) applicable to the Merger under the HSR Act must have expired or termination thereof must have been granted (early termination of the waiting period under the HSR Act granted on March 12, 2018);

•	no temporary restraining order, preliminary or permanent injunction or other order issued by any governmental authority or court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger may be in effect; nor may there be any statute, rule, regulation or order enacted, entered, or enforced that prevents or prohibits the consummation of the Merger;

•	the registration statement of which this proxy statement/prospectus forms a part must have been declared effective by the SEC and must not be the subject of any stop order, and no proceedings for such purposes may be pending before or threatened by the SEC; and

•	the shares of Granite Common Stock to be issued to Layne stockholders in the Merger must have been approved for listing on NYSE, subject to official notice of issuance.

In addition, Granite’s and Merger Sub’s obligations to effect the Merger are subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of Layne relating to organization and qualification; governing documents; capital structure; the authority, validity and effect of agreements; approval by the Layne Board of the Merger, the Merger Agreement and related determinations; receipt of the opinion of Layne’s financial advisor; brokers’ fees and expenses; and compliance with applicable anti-takeover laws must be true and correct in all respects as of the date of the Merger Agreement and as of the closing date of the Merger as though made at and as of such time (or if made as of a specific date, at and as of such date);

•	all other representations and warranties of Layne contained in the Merger Agreement must be true and correct (without regard to any qualifications therein as to materiality or material adverse effect), as of the date of the Merger Agreement and as of the closing date of the Merger as though made at and as of such time (or, if made as of a specific date, at and as of such date), except for such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a Layne material adverse effect;

•	Layne must have performed in all material respects all obligations and agreements required to be performed by it under the Merger Agreement prior to or on the closing date of the Merger;

•	since the date of the Merger Agreement, there must not have occurred a Layne material adverse effect;

•	Layne must have delivered to Granite an officer’s certificate certifying that the preceding conditions have been satisfied; and

•	the receipt of an opinion from Jones Day, or if Jones Day is unable or unwilling to deliver this opinion, from Latham & Watkins, dated as of the closing, to the effect that the Merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.

In addition, Layne’s obligations to effect the Merger are subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of Granite and Merger Sub relating to organization and qualification; the authority, validity and effect of agreements; accuracy of the information supplied by Layne for inclusion in this proxy statement/prospectus; business combinations with an “interested stockholder”; valid authorization of shares to be issued; and brokers’ fees and expenses must be true and correct in all respects as of the date of the Merger Agreement and as of the closing date of the Merger as though made at and as of such time (or if made as of a specific date, at and as of such date);

•	all other representations and warranties of Granite and Merger Sub contained in the Merger Agreement must be true and correct (without regard to any qualifications therein as to materiality or material adverse effect), as of the date of the Merger Agreement and as of the closing date of the Merger as though made at and as of such time (or, if made as of a specific date, at and as of such date), except for such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a Granite material adverse effect;

•	Granite and Merger Sub must have performed in all material respects all obligations and agreements required to be performed by it under the Merger Agreement prior to or on the closing date of the Merger;

•	since the date of the Merger Agreement, there must not have occurred a Granite material adverse effect;

•	Granite must have delivered to Layne an officer’s certificate certifying that the preceding conditions have been satisfied; and

•	the receipt of an opinion from Latham & Watkins, or if Latham & Watkins is unable or unwilling to deliver this opinion, from Jones Day, dated as of the closing, to the effect that the Merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.

As defined in the Merger Agreement, Layne “material adverse effect” means (a) a material adverse effect on the business, assets, results of operations or financial condition of Layne and its subsidiaries, taken as a whole, or (b) an effect that prevents or materially impairs the ability of Layne to perform its obligations under the Merger Agreement or consummate the transactions contemplated thereby, other than, for the purposes of clause (a), any effect arising out of or resulting from any of the following: (1) a decline in the market price, or a change in the trading volume of, the shares of Layne Common Stock (provided that clause (1) shall not preclude any effect, event, occurrence, development, state of facts or change that may have contributed to or caused such changes and is not excluded by clauses (2)—(7) of this definition from being taken into account in determining whether a Layne material adverse effect has occurred); (2) general water management and services industry, economic, market or political conditions; (3) acts of war, sabotage or terrorism, natural disasters, acts of God or comparable events; (4) changes in applicable law, GAAP or other applicable accounting standards following the date of the Merger Agreement; (5) the negotiation, execution, announcement, pendency or performance of the Merger Agreement or the transactions contemplated thereby or the consummation of the transactions contemplated thereby (provided that this clause (5) shall not preclude any breach of the representations and warranties made in Layne’s no conflicts representation from being taken into account in determining whether a Layne material adverse effect has occurred); or (6) any failure to meet revenue or earnings projections, in and of itself, for any period ending on or after the date of the Merger Agreement (provided that this clause (6) shall not preclude any effect, event, occurrence, development, state of facts or change that may have contributed to or caused such failure to meet revenues or earnings projections from being taken into account in determining whether a Layne material adverse effect has occurred); or (7) any specific action taken (or omitted to be taken) by Layne that is expressly required or contemplated by the terms of the Merger Agreement; provided, however, in the case of clauses (2), (3) and (4), except to the extent that Layne and its subsidiaries, taken as a whole, are disproportionately adversely affected relative to other participants in the industries in which Layne and its subsidiaries participate.

As defined in the Merger Agreement, Granite “material adverse effect” means (a) a material adverse effect on the business, assets, results of operations or financial condition of Granite and its subsidiaries, taken as a whole, or (b) an effect that prevents or materially impairs the ability of Granite or Merger Sub to perform its obligations under the Merger Agreement or consummate the transactions contemplated thereby, other than, for the purposes of clause (a), any effect arising out of or resulting from any of the following: (1) a decline in the market price, or a change in the trading volume of, the shares of Granite Common Stock (provided that clause (1) shall not preclude any effect, event, occurrence, development, state of facts or change that may have contributed to or caused such changes and is not excluded by clauses (2)—(7) of this definition from being taken into account in determining whether a Granite material adverse effect has occurred); (2) general construction industry, economic, market or political conditions, or the financing, banking, currency or capital markets generally, including with respect to interest rates or currency exchange rates; (3) acts of war, sabotage or terrorism, natural disasters, acts of God or comparable events; (4) changes in applicable law, GAAP or other applicable accounting standards (or the interpretation or enforcement thereof) following the date of the Merger Agreement; (5) the negotiation, execution, announcement, pendency or performance of the Merger Agreement or the transactions contemplated thereby or the consummation of the transactions contemplated thereby (provided that this clause (5) shall not preclude any breach of the representations and warranties made in Granite’s and Merger Sub’s no conflicts representation from being taken into account in determining whether a Granite material adverse effect has occurred); (6) any failure to meet revenue or earnings projections, in and of itself, for any period ending on or after the date of the Merger Agreement (provided that this clause (6) shall not preclude any effect, event, occurrence, development, state of facts or change that may have contributed to or caused such failure to meet revenues or earnings projections from being taken into account in determining whether a Granite material adverse effect has occurred); or (7) any specific action taken (or omitted to be taken) by Granite that is expressly required or contemplated by the terms of, the Merger Agreement; provided, however, in the case of clauses (2), (3) and (4), except to the extent that Granite and its subsidiaries, taken as a whole, are disproportionately affected relative to other participants in the industries in which Granite and its subsidiaries participate.

The Special Meeting

Layne has agreed to call a Special Meeting for the purpose of obtaining the adoption of the Merger Agreement by Layne stockholders as promptly as practicable after the definitive proxy statement is cleared by the SEC for mailing to Layne stockholders (but in no event later than 45 calendar days following the date of such clearance).

Unless the Layne Board has effected an adverse recommendation change (as described in “—No Solicitation of Acquisition Proposals” below), Layne must recommend that the holders of shares of Layne Common Stock vote in favor of the adoption of the Merger Agreement, include in such proxy statement such recommendation and solicit proxies from Layne’s stockholders in favor of and use its reasonable best efforts to obtain adoption of the Merger Agreement by Layne’s stockholders.

Layne may, in its sole discretion, adjourn or postpone the Special Meeting (a) to ensure any supplement or amendment to the proxy statement required under applicable law is timely provided to Layne stockholders within a reasonable amount of time, in the good faith judgment of the Layne Board (after consultation with its outside counsel and Granite), in advance of the Special Meeting, (b) if required by law or a request from the SEC or its staff, or (c) if, on the date for which the Special Meeting is scheduled, Layne has not received proxies representing a sufficient number of shares of Layne Common Stock to obtain the adoption of the Merger Agreement by Layne stockholders, whether or not a quorum is present; provided that (a) the duration of any such adjournment or postponement is limited to the minimum duration reasonably necessary to remedy the circumstances giving rise to such adjournment or postponement, (b) no single such adjournment or postponement may be for more than five business days except as required under applicable law, and (c) in the case of clause (c), the Special Meeting shall not be postponed to later than the date that is 10 business days after the date for which the Special Meeting was originally scheduled without the prior written consent of Granite.

No Solicitation of Acquisition Proposals

The Merger Agreement contains detailed provisions prohibiting Layne from seeking an alternative transaction to the Merger. Under these “no solicitation” provisions, Layne has agreed that, from the time of the execution and delivery of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, Layne will not and will cause its subsidiaries and its directors, officers, employees, financial advisors, attorneys, accountants or other advisors, agents or representatives not to:

•	solicit, initiate, cause or knowingly facilitate or encourage (including by way of furnishing information) the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute or may reasonably be expected to lead to any “acquisition proposal” (as described below);

•	engage in any discussions or negotiations or otherwise cooperate with or assist or participate in, or knowingly facilitate or encourage, any inquiries, proposals, discussions or negotiations of any acquisition proposal or resolve to or publicly propose to take any of the above actions;

•	approve or recommend, or resolve to or publicly propose to approve or recommend, any acquisition proposal;

•	enter into any Merger Agreement, agreement-in-principle, letter of intent, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar agreement relating to an acquisition proposal or enter into any letter of intent, agreement or agreement-in-principle requiring Layne (whether or not subject to conditions) to abandon, terminate or fail to consummate the Merger;

•	withdraw, modify or qualify in a manner adverse to Granite or Merger Sub the Layne Board’s recommendation regarding the Merger Agreement, or the approval or declaration of advisability by the Layne Board of the Merger Agreement, as well as the Merger and the other transactions contemplated in connection with the Merger; or

•	approve or recommend, or resolve to or publicly propose to approve or recommend, any acquisition proposal.

The Merger Agreement requires Layne to, and to cause its subsidiaries and its directors, officers, employees, financial advisors, attorneys, accountants or other advisors, agents and representatives to immediately (a) cease and terminate, or cause to be terminated, any and all discussions, solicitations, encouragements or negotiations with any person with respect to an acquisition proposal or any inquiry, proposal or request for information that may reasonably be expected to lead to an acquisition proposal, (b) terminate all physical and electronic data room access previously granted to any person or its representatives, and (c) request (or, to the extent Layne is contractually permitted to do so, require) the return or destruction of all copies of confidential information previously provided to such parties by or on behalf of Layne, its subsidiaries or its directors, officers, employees, financial advisors, attorneys, accountants or other advisors, agents or representatives.

Notwithstanding these restrictions, the Merger Agreement also provides that if, at any time after execution of the Merger Agreement, Layne receives a bona fide acquisition proposal which did not result from a breach of the non-solicitation provisions of the Merger Agreement, Layne is permitted to contact the person or group of persons who made the acquisition proposal to clarify terms for the sole purpose of the Layne Board informing itself about such acquisition proposal. In the event that the Layne Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that such acquisition proposal constitutes or is reasonably likely to lead to a “superior proposal” (as described below) and that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, then Layne is also permitted to:

•	furnish confidential information with respect to Layne and its subsidiaries to the person making such acquisition proposal; and

•	participate in discussions or negotiations with the person making such acquisition proposal regarding such acquisition proposal.

However, Layne (a) cannot and cannot allow its directors, officers, employees, financial advisors, attorneys, accountants or other advisors, agents or representatives to disclose any non-public information to such person unless Layne first enters into an acceptable confidentiality agreement with such person, (b) promptly (and in any event within 24 hours) provides to Granite notice of its intention to enter into such confidentiality agreement, and (c) will provide to prior to or substantially concurrent with the time it is provided to such person any non-public information not previously provided to Granite. Layne may, following receipt of an acquisition proposal or an inquiry, proposal or request for information that may reasonably be expected to lead to an acquisition proposal, contact the person that made such acquisition proposal, inquiry, proposal or request to clarify the terms and conditions thereof solely to the extent necessary to enable the Layne Board to determine whether such acquisition proposal, inquiry, proposal or request constitutes or is reasonably likely to lead to, or result in, a “superior proposal” (as described below), and to inform such person of the provisions of the Merger Agreement.

Layne has also agreed in the Merger Agreement that it will promptly (and in any event within 24 hours) notify Granite, orally and in writing, if Layne, its subsidiaries or any of their respective representatives receives any (a) acquisition proposal or indication by any person that it is considering making an acquisition proposal, (b) request for non-public information in contemplation of an acquisition proposal, or (c) inquiry or request for discussions or negotiations regarding any acquisition proposal. Such notice must include the identity of the person making the proposal, offer, request or inquiry and the other material terms and conditions of any such proposal or offer and copies of all relevant documents relating thereto. In addition, Layne has agreed to keep Granite reasonably informed on a current basis (and in any event no later than 24 hours after the occurrence of any material changes, developments, discussions or negotiations) as to the status of any acquisition proposal, indication, inquiry or request (including the material terms and conditions thereof and of any material modification thereto), and any developments, discussions and negotiations, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any oral inquiries or discussions.

As defined in the Merger Agreement, the term “acquisition proposal” means any inquiry, proposal, offer or indication of interest (whether or not in writing) from any person or group of persons (other than Granite or Merger Sub) providing for:

•

any direct or indirect acquisition or purchase (including by any license or lease) by any person of (a) assets (including equity securities of any of Layne’s subsidiaries) or businesses that constitute or generate 20% or more of the revenues, net income or assets of Layne and its subsidiaries on a consolidated basis or (b) beneficial ownership of 20% or more of any class of equity securities of Layne or any of its subsidiaries, the assets or business of which constitutes or generates 20% or more of the revenues, net income or assets of Layne and the its subsidiaries on a consolidated basis;

•	any purchase or sale of, or tender offer or exchange offer by any person for, equity securities of Layne or any of its subsidiaries that, if consummated, would result in any person beneficially owning 20% or more of any class of equity securities of Layne or any of its subsidiaries, the assets or business of which constitutes or generates 20% or more of the revenues, net income or assets of Layne and its subsidiaries on a consolidated basis;

•	any recapitalization, liquidation or dissolution of Layne or any of its subsidiaries, other than a wholly owned subsidiary of Layne; or

•	any merger, consolidation, business combination, joint venture, share exchange or similar transaction involving any of Layne’s subsidiaries, the assets or business of which constitutes or generates 20% or more of the revenues, net income or assets of Layne and its subsidiaries on a consolidated basis, or involving Layne, if, as a result of any such transaction, Layne’s stockholders, as a group, immediately prior to the consummation of such transaction would hold less than 80% of the surviving or resulting entity of such transaction immediately after the consummation of such transaction.

As defined in the Merger Agreement, “superior proposal” means any bona fide acquisition proposal made by any person that:

•	if consummated, would result in such person owning, directly or indirectly, more than 50% of the equity securities of Layne, or more than 50% of the consolidated assets or business (as determined by reference to either consolidated revenues or consolidated net income) of Layne and its subsidiaries;

•	is otherwise on terms that the Layne Board has determined in good faith (after consultation with its financial advisors and outside counsel and after taking into account such legal, financial, regulatory and other aspects of the proposal, including the financing terms thereof, as the Layne Board deems appropriate in the exercise of its fiduciary duties) is superior from a financial point of view to the Merger (including the terms of any proposal by Granite to modify the terms of the Merger); and

•	the Layne Board has determined in good faith (after consultation with its financial advisors and outside counsel and after taking into account all legal, financial, regulatory and other aspects of the proposal as the Layne Board deems appropriate in the exercise of its fiduciary duties) is reasonably capable of being consummated.

Further, the Layne Board may, at any time after the date of the Merger Agreement and prior to the adoption of the Merger Agreement by Layne’s stockholders, in response to a superior proposal that did not result from a breach of the non-solicitation provisions of the Merger Agreement, effect an adverse recommendation change and/or terminate the Merger Agreement to accept the superior proposal (after paying the termination fee as described below) if the Layne Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that failing to take any such action would be inconsistent with the directors’ fiduciary duties under applicable law, and if certain other conditions which are described elsewhere in the Merger Agreement and in this proxy statement/prospectus are satisfied. In such an event, Layne may be required to pay Granite a termination fee of $16.0 million. However, the Layne Board may not effect an adverse recommendation change or terminate the Merger Agreement unless:

•	Layne did not materially breach the non-solicitation provisions of the Merger Agreement;

•

Layne has provided prior written notice to Granite of the Layne Board’s intention to take such action at least five business days in advance of taking such action (such period, the “notice period” as defined in the Merger Agreement), which notice shall specify the material terms of the superior proposal and shall include a copy of the relevant proposed transaction agreement with, and the identity of, the person making the superior proposal, and copies of any other written materials to the extent such materials contain any financial terms, conditions or other terms relating to such superior proposal;

•	after providing such notice and prior to taking any such action, Layne shall have, and shall have caused its financial advisors, outside counsel, directors, officers, employees, attorneys, accountants or other advisors, agents and representatives to, negotiate with Granite in good faith (to the extent Granite desires to negotiate) during such five business day period to make such adjustments in the terms and conditions of the Merger Agreement so that such acquisition proposal ceases to constitute a superior proposal; and

•	following any such negotiation, such acquisition proposal (provided that Layne has complied with the non-solicitation provisions of the Merger Agreement) continues to constitute a superior proposal.

In the event of any material revisions to the terms of an acquisition proposal after the start of the notice period, Layne must deliver a new written notice to Granite and must again comply with the negotiation obligations described in the preceding bullet points with respect to any such modified acquisition proposal, and the notice period is deemed to re-commence on the date of such new notice.

Further, the Layne Board may, at any time after the date of the Merger Agreement and prior to the adoption of the Merger Agreement by Layne’s stockholders, in response to an intervening event that did not result from a breach of the non-solicitation provisions of the Merger Agreement, effect an adverse recommendation if the Layne Board determines in good faith, after consultation with outside counsel, that in light of the existence of such intervening event, the failure to make an adverse recommendation change would be inconsistent with the directors’ fiduciary duties under applicable law. However, the Layne Board may not effect an adverse recommendation change in light of the existence of an intervening event unless:

•	Layne has provided prior written notice to Granite of the Layne Board’s intention to take such action at least four business days in advance of taking such action, which notice shall specify, in reasonably detail, the facts underlying the Layne Board’s determination that an intervening event has occurred and the rationale and basis for such adverse recommendation change;

•	after providing such notice and prior to taking any such action, Layne shall have, and shall have caused its financial advisors, outside counsel, directors, officers, employees, attorneys, accountants or other advisors, agents and representatives to, negotiate with Granite in good faith (to the extent Granite desires to negotiate) during such four business day period to make such adjustments in the terms and conditions of the Merger Agreement so as to obviate the need for an adverse recommendation change as a result of the intervening event; and

•	following any such negotiation, the Layne Board determines in good faith, after consultation with outside counsel, that the failure to make such adverse recommendation change in light of such intervening event (taking into account any changes to the terms of the Merger Agreement agreed to or proposed by Granite in connection with the negotiations required above) would be inconsistent with its fiduciary duties to Layne stockholders under applicable law.

In the event any material change to the circumstances relating to the intervening event occurs or if a new intervening event occurs, Layne is required to deliver a new written notice to Granite and must again comply with the negotiation obligations described in the preceding bullet points with respect to any such new or modified intervening event.

As defined in the Merger Agreement, an “intervening event” means any material development or change in circumstances in the business, results of operations or financial condition of Layne and its subsidiaries (other than and not related to an acquisition proposal) that was neither known to nor reasonably foreseeable by the Layne Board (assuming, for such purpose, reasonable consultation with the executive officers of Layne) on or prior to the date of the Merger Agreement that occurs or arises after the date of the Merger Agreement and prior to the Special Meeting.

The Merger Agreement permits the Layne Board to take and disclose to Layne stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act. However, any disclosure other than (a) a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, (b) an express rejection of any applicable acquisition proposal, or (c) an express reaffirmation of the Layne Board recommendation on the Merger Agreement, together with a factual description of the events or actions leading up to such disclosure that have been taken by Layne and that are permitted under the Merger Agreement or actions taken or notices delivered to Granite by Layne that are required under the Merger Agreement will be deemed to be an adverse recommendation change.

Efforts to Consummate the Merger; Regulatory Matters

Prior to the Effective Time, Layne and Granite have each agreed to use reasonable best efforts to obtain any consents, approvals or waivers of governmental authorities, and of third parties with respect to any contracts to which Layne or any of its subsidiaries is a party, as may be necessary for the consummation of the transactions contemplated by the Merger Agreement or required by the terms of any contract as a result of the execution, performance or consummation of transactions contemplated by the Merger Agreement.

Granite, Layne and Merger Sub have each agreed, as promptly as practicable and subject to the terms and conditions of the Merger Agreement, to use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable law prior to the Effective Time to consummate the transactions contemplated by the Merger Agreement prior to September 30, 2018, including:

•	making all filings required under the HSR Act, as promptly as practicable, but in no event later than 10 business days after the date of the Merger Agreement;

•	using reasonable best efforts to obtain as promptly as practicable the termination or expiration of any waiting period under the HSR Act prior to September 30, 2018; and

•	cooperating and consulting with each other in (a) determining which material consents, approvals, permits, notices or authorizations are required to be obtained prior to the Effective Time from governmental authorities in connection with the execution and delivery of the Merger Agreement and related agreements and consummation of the transactions contemplated thereby and (b) timely seeking all such consents, approvals, permits, notices or authorizations.

In addition, in connection with the efforts referenced above but without limiting them, each of Layne, on the one hand, and Granite and Merger Sub, on the other hand, will:

•	cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party;

•	keep the other party reasonably and promptly informed of any communication received by such party (including, to the extent not prohibited by law, providing copies of all written correspondence) from, or given by such party to, the FTC, the Antitrust Division of the DOJ or any other governmental authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding the transactions contemplated by the Merger Agreement; and

•	permit the other party to review any communication to be given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the Antitrust Division of the DOJ or any other governmental authority or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, the Antitrust Division of the DOJ or such other applicable governmental authority or other person, give the other party the opportunity to attend and participate in such meetings and conferences.

If any objections are asserted with respect to the transactions contemplated by the Merger Agreement under any antitrust law or if any suit is instituted (or threatened to be instituted) by the FTC, the Antitrust Division of the DOJ or any other applicable governmental authority or any private party challenging any of the transactions contemplated by the Merger Agreement as violative of any antitrust law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated by the Merger Agreement, each of Granite, Merger Sub, and Layne will use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by the Merger Agreement prior to September 30, 2018, including in order to resolve such objections or suits which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by the Merger Agreement.

In the event that any administrative or judicial action or other proceeding (public or private) by or before, or otherwise involving, any governmental authority is instituted (or threatened to be instituted) by a governmental authority or private party challenging the Merger or any other transaction contemplated by the Merger Agreement, each of Granite, Merger Sub, and Layne have agreed to cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, decision, injunction, judgment, order, ruling or verdict entered, issued, made or rendered by any court, administrative agency or other governmental authority, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the Merger Agreement.

Granite is entitled to direct the defense of the Merger or any other transactions contemplated by the Merger Agreement, or negotiations with, any governmental authority or other person relating to the Merger or regulatory filings under applicable antitrust laws. Layne acknowledges that Granite shall control and direct, and Layne will reasonably cooperate with such direction and control, regarding the filings, strategies, process, negotiation of settlements (if any), and related action or other proceeding (public or private) by or before, or otherwise involving, any governmental authority contemplated by the Merger Agreement.

Further, the Merger Agreement provides that none of Granite, Merger Sub or Layne are obligated by the Merger Agreement to agree to (and, without the prior consent of Granite, in no event shall Layne or any of its subsidiaries agree to):

•	sell, hold separate or otherwise dispose of all or a portion of its respective business, assets or properties, or conduct its business in a specified manner;

•	pay any amounts (other than the payment of filing fees and expenses and fees of counsel), or grant any counterparty to any contract any accommodation or other concession;

•	commence or defend any action or claim in respect of any threatened action;

•	limit in any manner whatsoever the ability of such entities to conduct, own, operate or control any of their respective businesses, assets or properties or of the businesses, properties or assets of Layne and its subsidiaries; or

•	waive any of the conditions to the Merger.

Termination

The Merger Agreement may be terminated and the transactions contemplated under the Merger Agreement may be abandoned at any time prior to the Effective Time, whether before or after obtaining Layne’s stockholders’ approval, by Granite and Layne under the following circumstances:

•	by mutual written consent of Granite and Layne at any time prior to the Effective Time whether before or after Layne’s stockholders have adopted the Merger Agreement;

•	if the Merger is not consummated on or before September 30, 2018, provided, however, that this right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any obligation under the Merger Agreement caused the failure of the Effective Time to occur on or before such date;

•	if any governmental authority shall have (1) enacted, issued, promulgated or enforced any law that makes consummation of the Merger illegal or otherwise prohibited or (2) enacted, issued, promulgated, enforced or entered any order which has the effect of making the consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger; or

•	if the Special Meeting (including any adjournment or postponement thereof) has concluded and Layne’s stockholders approval was not obtained; provided, however, that the right to terminate the Merger Agreement shall not be available to Layne if it has not materially complied with certain of the covenants relating to the conduct of its business and the proxy statement and the holding of the Special Meeting.

In addition, Layne may terminate the Merger Agreement at any time prior to the Effective Time under the following circumstances:

•	if there should have occurred any effects, events, occurrences, developments, state of facts or changes that, individually or in the aggregate, would reasonably be expected to have, individually or in the aggregate, a Granite material adverse effect (as described herein), or Granite has breached any representation or warranty of Granite has become untrue, in each case, such that the conditions to closing relating to the accuracy of Granite’s representations and warranties or the performance by Granite of its obligations under the Merger Agreement could not be satisfied as of the earlier of September 30, 2018 or the date that is 30 days following written notice thereof; provide, however, Layne may not terminate the Merger Agreement if Layne is then in material breach of any representation, warranty or covenant of Layne; or

•	prior to adoption of the Merger Agreement by Layne’s stockholders, in order to enter into a definitive written agreement providing for a superior proposal in compliance with the non-solicitation provisions of the Merger Agreement.

In addition, Granite may terminate the Merger Agreement at any time prior to the Effective Time under the following circumstances:

•	if there should have occurred any effects, events, occurrences, developments, state of facts or changes that, individually or in the aggregate, would reasonably be expected to have, individually or in the aggregate, a Layne material adverse effect, or Layne has breached any representation, warranty, covenant or agreement contained in the Merger Agreement, or if any representation or warranty of Layne has become untrue, in each case, such that the conditions to closing relating to the accuracy of Layne’s representations and warranties or the performance by Layne of its obligations under the Merger Agreement could not be satisfied as of the earlier of September 30, 2018, or the date that is 30 days following written notice thereof; provide, however, neither Granite nor Merger Sub may terminate the Merger Agreement if Granite or Merger Sub is then in material breach of any representation, warranty or covenant of Granite or Merger Sub, as applicable;

•	if Layne (a) withdraws, modifies or qualifies in a manner adverse to Granite or Merger Sub the Layne Board’s recommendation of the Merger or the approval or declaration of advisability by the Layne Board of the Merger Agreement and the transactions contemplated thereby (including the Merger) or (b) approve or recommend, or resolve to or publicly propose to approve or recommend, any acquisition proposal;

•	the Layne Board or any committee of the Layne Board (a) has not rejected any acquisition proposal within seven days of the making thereof (including, for these purposes, by taking no position with respect to the acceptance by Layne’s stockholders of a tender offer or exchange offer, which shall constitute a failure to reject such acquisition proposal) or (b) has failed, pursuant to Rule 14e-2 promulgated under the Exchange Act or otherwise, to publicly reconfirm the Layne Board’s recommendation of the Merger within four days after receipt of a written request from Granite that it do so if such request is made following the making by any person of an acquisition proposal; or

•	Layne has violated or breached in any material respect any of its obligations in the no solicitation provisions of the Merger Agreement described under “ —No Solicitation of Acquisition Proposals.”

If the Merger Agreement is terminated in accordance with the requirements described above, it will become void, and there shall be no liability thereunder on the part of any party thereto, subject to certain exceptions including any obligation to pay the termination fees described below. No such termination, however, will relieve any party hereto from liability for any intentional breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement prior to such termination.

Termination Fee; Reverse Breakup Fee and Expenses

Each party will generally pay its own fees and expenses in connection with the Merger, whether or not the Merger is consummated, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of the Merger Agreement and the transactions contemplated thereby. However, Granite and Layne have agreed that (a) the expenses incurred in connection with the filing and printing of the registration statement of which this proxy statement/prospectus is a part and for mailing it to Layne’s stockholders shall be borne equally by Layne, on the one hand, and Granite and Merger Sub, on the other hand and (b) all required filing fees under HSR Act shall be borne by Granite.

Layne will be required to pay a termination fee of $16.0 million to Granite if:

•	Layne terminates the Merger Agreement, prior to the adoption of the Merger Agreement by Layne’s stockholders, because it enters into a definitive agreement with respect to a superior proposal;

•	Granite terminates the Merger Agreement because the Layne Board makes an adverse recommendation change;

•	Granite terminates the Merger Agreement because the Layne Board or any committee thereof (a) has not rejected any acquisition proposal within seven business days of the making public thereof or (b) has failed, pursuant to Rule 14e-2 promulgated under the Exchange Act or otherwise, to publicly reconfirm the Layne Board’s recommendation of the Merger within four days after receipt of a written request from Granite that it do so if such request is made following the making by any person of an acquisition proposal;

•	Granite terminates the Merger Agreement because Layne has violated or breached in any material respect any of its obligations in the no solicitation provisions of the Merger Agreement described under “ —No Solicitation of Acquisition Proposals;”

•	Granite or Layne terminates the Merger Agreement pursuant to the termination provision described above relating to the failure of the Merger to close by September 30, 2018; or

•	Granite terminates the Merger Agreement pursuant to the termination provision described above relating to (a) a material adverse effect or a breach or inaccuracy of any of Layne’s representations, warranties, covenants or agreements contained in the Merger Agreement or (b) the failure to obtain the stockholder approval after the stockholder meeting (including any adjournment or postponements) has concluded.

For the purposes of the fifth and sixth bullets above:

•	in order for the termination fee to be payable, (a) at or prior to the date of termination, an acquisition proposal must have been made known to Layne or must have been made directly to Layne’s stockholders generally or any person must have publicly announced an intention to make an acquisition proposal (whether or not conditional or withdrawn), and (b) concurrently with such termination or within 12 months following such termination, Layne must have entered into an alternative acquisition agreement to consummate or have consummated a transaction contemplated by any acquisition proposal;

•	all references in the definition of “acquisition proposal” to “20%” and “80%” will be deemed to be references to “50%”; and

•	Layne will pay the termination fee to Granite upon the earlier of its entry into of alternative acquisition agreement or the consummation of such acquisition proposal.

Layne has agreed to pay the termination fee as directed by Granite in writing in immediately available funds promptly following (and in any event within two business days after) the date of the event giving rise to the obligation to make such payment. However, if Layne terminates the Merger Agreement because it enters into a definitive agreement with respect to a superior proposal, then Layne must pay the termination fee to Granite in immediately available funds concurrently with such termination.

In the event that Layne fails to pay the termination fee required when due, such termination fee shall accrue interest for the period commencing on the date when it became past due, at the rate of interest per annum equal to the “Prime Rate” as set forth on such date in The Wall Street Journal “Money Rates” column plus 350 basis points.

In addition, if Layne fails to pay such termination fee when due, Layne has agreed pay to Granite all of its costs and expenses (including attorneys’ fees) in connection with efforts to collect such termination fee.

Conduct of Business Pending the Merger

In the Merger Agreement, Layne and Granite have agreed that until the earlier of the Effective Time or the termination of the Merger Agreement, subject to certain exceptions in the Merger Agreement and the matters contained in the disclosure letters Layne and Granite delivered in connection with the Merger Agreement, Layne and Granite will, and will cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice and to use its reasonable best efforts to:

•	preserve intact in all material respects the assets, including manufacturing facilities, and business organization of Layne, Granite and each of its subsidiaries;

•	preserve the current beneficial relationships of Layne, Granite and each of its subsidiaries with any persons or entities (including suppliers, partners, contractors, distributors, sales representatives, customers, licensors and licensees) with which Layne, Granite or any of its subsidiaries has material business relations;

•	comply in all material respects with all applicable laws and the requirements of all material contracts to which Granite or any of its subsidiaries are bound;

•	keep in full force and effect all material insurance policies maintained by Granite and its subsidiaries, other than changes to such policies made in the ordinary course of business; and

•	Layne will further retain the services of the present officers and key employees of Layne and each of its subsidiaries.

In addition, without limiting the requirements described above, subject to certain exceptions set forth in the Merger Agreement and the matters contained in the disclosure letters Layne and Granite delivered in connection with the Merger Agreement, that until the earlier of the Effective Time or the termination of the Merger Agreement without the other party’s written consent (which cannot be unreasonably withheld, conditioned or delayed) Layne will not, and will cause each of its subsidiaries not to:

•	amend the Layne Charter or the Layne Bylaws or any other comparable organizational documents;

•

issue, deliver, sell, grant, dispose of, pledge or otherwise encumber any shares of capital stock of any class or any other ownership interest of Layne, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any such securities, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any such securities, provided that Layne may issue shares of its common stock solely upon the exercise or settlement of Layne compensatory equity awards issued under its equity plans that are outstanding on the date of the Merger Agreement in accordance with their terms as of the date of the Merger Agreement;

•	adjust, split, combine, subdivide or reclassify any shares of capital stock of any class or any other ownership interest of Layne or any of its subsidiaries;

•	enter into any contract with respect to the sale, voting, registration or repurchase of shares of Layne Common Stock or any other shares of capital stock of any class or any other ownership interest of Layne or any of its subsidiaries;

•	except as required by the terms of the Merger Agreement, amend (including by reducing an exercise price or extending a term) or waive any of its rights under, or accelerate the vesting under (except as required by the terms of any Layne Equity Plan in effect on the date of the Merger Agreement), any provision of any Layne Equity Plan or any agreement evidencing any outstanding options to acquire shares of Layne Common Stock, Layne RSUs, Layne PSUs or any similar or related contract;

•	directly or indirectly acquire or agree to acquire in any transaction (including by merger, consolidation or acquisition of stock or assets) (a) the equity interest in any person or division or business of any person or (b) the properties or assets of any person, provided, however, that after providing Granite at least five days’ prior notice (including providing Granite with all information reasonably requested by Granite) of, and consulting with and considering Granite’s view on, any such transaction, Layne or its subsidiaries can effect any such transaction so long as the aggregate value of all such transactions does not exceed $9.0 million;

•	sell, pledge, dispose of, transfer, abandon, allow to lapse or expire, lease, license, mortgage or otherwise encumber or subject to any lien (other than a permitted lien), any properties, rights or assets (including shares of Layne Common Stock or any other shares of capital stock of any class or any other ownership interest of Layne or any of its subsidiaries), except:

•	sales of inventory in the ordinary course of business consistent with past practices; and

•	transfers among Layne and its subsidiaries;

•	sell, pledge, dispose of, transfer, abandon, allow to lapse or expire, lease, license, mortgage or otherwise encumber or subject to any lien (other than a permitted lien), any of Layne’s intellectual property that is material, individually or in the aggregate, to Layne and its subsidiaries, taken as a whole;

•	except in the ordinary course of business and consistent with past practice, fail to pay any required filing, prosecution, maintenance, or other fees, or otherwise fail to make any document filings or payments required to maintain any of Layne’s registered intellectual property in full force and effect or to diligently prosecute applications for registration of any of Layne’s registered intellectual property owned by Layne or one of its subsidiaries or otherwise for which Layne or one of its subsidiaries is responsible for such activities;

•	declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property or otherwise, in respect of the shares of Layne Common Stock or any other shares of capital stock of any class or any other ownership interest of Layne or any of its subsidiaries, other than dividends by any of Layne’s direct or indirect subsidiaries only to Layne or any of its wholly owned subsidiaries in the ordinary course of business consistent with past practice;

•	increase in any manner the compensation of any of Layne’s directors, officers or employees or enter into, establish, amend or terminate, or increase any compensation or benefits under any employment,

consulting, compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any director, officer, other employee or consultant, other than:

•	as required pursuant to applicable law; or

•	increases in salaries, wages and benefits of employees (other than officers or directors) made in the ordinary course of business and in amounts and in a manner consistent with past practice, provided that in the case of the exception in this second bullet, Layne provides written notice to Granite of Layne’s intent to increase such salary, wages or benefits at least five business days prior to making such change and provides Granite the opportunity to review the proposed change and consult with Layne with respect to such proposed changes;

•	grant any severance or termination benefits to any director, officer, employee, independent contractor or consultant of Layne or any of its subsidiaries, except as required under the terms of any employee benefit plan, employment agreement, independent contractor agreement or other similar agreement or as required by applicable law;

•	take any action to accelerate the vesting or payment, or fund or in any other way secure the payment of, compensation or benefits under any employee benefit plan, employment agreement, independent contractor agreement or other similar agreement to the extent not required by the terms of such agreement as in effect on the date of the Merger Agreement;

•	enter into, establish, amend or terminate any employee benefit plan, employment agreement, independent contractor agreement or other similar agreement, policy, agreement, trust, fund or arrangement with, for or in respect of any director, officer, other employee, or consultant of Layne or any of its subsidiaries;

•	change any actuarial or other assumptions used to calculate funding obligations with respect to any employee benefit plan, employment agreement, independent contractor agreement or other similar agreement or change the manner in which contributions to such agreements are made or the basis on which such contributions are determined;

•	except as required by applicable law, enter into any, or amend any existing, collective bargaining agreement or other agreement with a labor union, works council or similar organization;

•	announce, implement or effect any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of Layne or any of its subsidiaries;

•	offer employment to, hire or promote any person at or to a level, or who will have duties of, vice president or higher, except to replace any terminated employee at such level, provided Layne shall consult with Granite prior to offering employment to, hiring or promoting any such replacement;

•	communicate in a writing that is intended for broad dissemination to Layne’s employees regarding compensation, benefits or other treatment they will receive in connection with or following the Merger, unless any such communications are (a) consistent with prior guidelines, or (b) mutually agreed upon by Layne and Granite in writing;

•	incur, create, assume or otherwise become liable for any indebtedness (including the issuance of any debt security and the assumption or guarantee of obligations of any person), other than (a) through borrowings under any of Layne’s existing credit facilities or (b) in connection with a refinancing of the Layne’s existing Indebtedness on the terms no less favorable to Layne and its subsidiaries, taken as a whole, than the terms in existence prior to such refinancing;

•	enter into a “keep well” or similar agreement, or issue or sell options, warrants, calls or other rights to acquire any debt securities of Layne or any of its subsidiaries;

•	make any election to take any action with respect to 4.25% Convertible Notes due 2018, and 8.0% Convertible Notes;

•	make any changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by GAAP, applicable law or regulatory guidelines;

•	write up, write down or write off the book value of any assets, except in accordance with GAAP consistently applied;

•	release, assign, compromise, settle or agree to settle any action or claim in respect of any threatened action (including any action or claim in respect of any threatened action relating to the Merger Agreement or the transactions contemplated by the Merger Agreement), other than a settlement not fully covered by insurance and solely for monetary damages (without any admission of liability or other adverse consequences or restriction on Layne, Granite, Merger Sub or the Surviving Corporation) not in excess of $0.5 million individually or $1.0 million in the aggregate;

•	(a) make, change or revoke any material tax election or adopt or change any method of tax accounting, (b) enter into any material “closing agreement” as described in Section 7121 of the Code, as amended (or any comparable or similar provisions of applicable law), (c) settle or compromise any liability with respect to material taxes or audit related to material taxes or surrender any claim for a refund of taxes, (d) file any materially amended tax return, (e) consent to any extension or waiver of the limitations period applicable to any claim or assessment with respect of material taxes, or (f) except in the ordinary course and consistent with past practice or otherwise in connection with the Merger, take any action that reduces the amount of Layne’s net operating losses as of the date of the Merger Agreement;

•	make or commit to any capital expenditures that (a) involve the purchase of real property or (b) are not within the aggregate amount of capital expenditures budgeted for in Layne’s current annual capital plan;

•	enter into any new, or agree to any extension of any, capital equipment lease or any contract for the lease of assets (including real property) that is not terminable by Layne or any of its subsidiaries 12 months from the date of such contract without payment of penalty or acceleration of payment obligations;

•	(a) enter into any material contract or terminate any material contract, (b) materially modify, amend, waive any right under or renew any material contract, other than in the ordinary course of business consistent with past practice, (c) enter into or extend the term or scope of any contract that purports to restrict Layne, or any of its subsidiaries or affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area or (d) enter into any contract that would be breached by, or require the consent of any other person in order to continue in full force following, consummation of the transactions contemplated by the Merger; provided, however, that Layne and its subsidiaries will not be prevented from entering into material contracts with customers or suppliers in the ordinary course of business consistent with past practice;

•	except for purchase orders in the ordinary course of business consistent with past practice, enter into any development agreement regarding the creation of any material intellectual property, technology or products;

•	make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business consistent with past practice) to any person other than a direct or indirect wholly owned subsidiary of Layne in the ordinary course of business and consistent with past practice;

•	enter into, amend or cancel any insurance policies other than (a) in the ordinary course of business consistent with past practice or (b) with respect to any request for a quote or proposal for any directors’ or officers’ liability insurance to be obtained pursuant to the terms of the Merger Agreement;

•

take any action that (a) would reasonably be expected to impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any governmental authority necessary to consummate the transactions contemplated by the Merger Agreement or the expiration or termination of any applicable waiting period or (b) would be reasonably expected to increase the risk of any governmental authority entering an injunction or other legal restraint prohibiting or impeding the consummation of the transactions contemplated by the Merger Agreement;

•	merger or consolidate Layne or any of its subsidiaries with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Layne or any of its subsidiaries; or

•	authorize any of, or commit, resolve, propose or agree in writing or otherwise to take any of, the foregoing actions.

In addition, without limiting the requirements described above, subject to certain exceptions set forth in the Merger Agreement and the matters contained in the disclosure letters Layne and Granite delivered in connection with the Merger Agreement, that until the earlier of the Effective Time or the termination of the Merger Agreement without the other party’s written consent (which cannot be unreasonably withheld, conditioned or delayed) Granite will not, and will cause each of its subsidiaries not to:

•	amend the Granite Charter or the Granite Bylaws;

•	(a) issue, deliver, sell, grant, dispose of, pledge or otherwise encumber any Granite Securities (1) any Granite Securities pursuant to any Granite equity plan, or (2) any shares of Granite Common Stock upon the exercise, settlement or conversion of any outstanding Granite Securities; (b) adjust, split, combine, subdivide or reclassify any Granite Securities; or (c) repurchase or otherwise acquire Granite Common Stock or any other Granite Securities, unless (1) in the ordinary course of business consistent with past practice or (2) not effected prior to closing;

•	take any action that (a) would reasonably be expected to impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any governmental authority necessary to consummate the transactions or the expiration or termination of any applicable waiting period or (b) would reasonably be expected to increase the risk of any governmental authority entering any injunction or other legal restraint prohibiting or impeding the consummation of the transaction;

•	adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Granite or any of its subsidiaries; or

•	authorize any of, or commit, resolve, propose or agree in writing or otherwise to take any of, the foregoing actions.

Public Announcements

Granite and Layne agree no public release or announcement, press conference, conference call with investors or analysts or other public statement concerning the Merger Agreement or the transactions contemplated by the Merger Agreement (or that could reasonably be expected to relate to the Merger Agreement or the transactions contemplated by the Merger Agreement) shall be issued, held or made by a party or its subsidiaries without the prior consultation with and the prior consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as would violate applicable law or securities exchange rules, in which case the party required to make the release or announcement will use its commercially reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance, and the relevant party will consider such comments in good faith.

Access to Information; Confidentiality

From the date of the Merger Agreement hereof until the earlier to occur of the Effective Time and the termination of the Merger Agreement in accordance with its terms, subject to certain exceptions, Layne has agreed to, and to cause its subsidiaries and representatives to afford Granite, Merger Sub and their respective representatives reasonable access during normal working hours upon reasonable advance notice to the officers, employees, agents, assets, properties, offices, plants and other facilities, books and records of Layne or any of its subsidiaries, provided, however, that none of Granite or Merger Sub, or their respective representatives, may access or enter onto any property, office, plant or other facility, or otherwise inquire about or investigate Layne’s or any of its subsidiaries operations, for purposes of conducting any environmental site visit, assessment, investigation (including any testing, sampling or intrusive measures) without the prior, express written consent of Layne.

Layne may withhold any document or information the disclosure of which (a) would cause a violation of applicable law or (b) would be reasonably likely to risk a loss of legal privilege (provided that Layne will use its reasonable best efforts to allow for such access or disclosure (or as much as possible) in a manner that would not be reasonably likely to risk a loss of legal privilege). If any material is withheld by Layne pursuant to the immediately preceding sentence, it will, to the extent possible without violating law or risking a loss of legal privilege, inform Granite as to the general nature of what is being withheld. All such information obtained by Granite or its representatives will be held confidential in accordance with the terms of the Confidentiality Agreement.

Subject to certain exceptions, Granite shall not be required to provide to Layne or any of its subsidiaries or their respective representatives, before, on or after the closing of the Merger, any right to access or to review any tax return or tax workpaper of Granite or any of its affiliates.

Additional Agreements

Anti-Takeover Laws. If any anti-takeover law is or may become applicable to any transaction contemplated by the Merger Agreement, (a) the parties shall use reasonable best efforts to take such actions as are reasonably necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and (b) the Layne Board shall take all actions necessary to render such statutes inapplicable to any such transaction.

Notification of Certain Matters. Layne has agreed to give prompt notice to Granite and Merger Sub and Granite and Merger Sub have agreed to give Layne prompt notice of:

•	any written notice or other communication received from any person alleging that the consent of such person is required in connection with the transactions contemplated by the Merger Agreement;

•	any notice from any governmental authority in connection with the transactions contemplated by the Merger Agreement;

•	any actions or claims commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries that relate to the transactions contemplated by the Merger Agreement;

•	the discovery of any fact or circumstance, or the occurrence or non-occurrence of any event, that would cause any representation or warranty made by such party contained in the Merger Agreement to be, with respect to Layne, untrue or inaccurate such that the condition to the obligations of Granite and Merger Sub contained in the Merger Agreement with respect to certain representations and warranties of Layne would not be satisfied, and with respect to Granite and Merger Sub, untrue or inaccurate in any material respect; and

•	any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it under the Merger Agreement.

Any notice provided with respect to the above matters will not (a) cure any breach of, or non-compliance with, any other provision of the Merger Agreement or (b) limit the remedies available to the party receiving such notice.

SEC Reports. Each of Granite and Layne has agreed to timely file with the SEC all forms, reports, schedules, registration statements, definitive proxy statements and other documents (including all exhibits) required to be filed by Granite or Layne, as applicable, under the Exchange Act or the Securities Act until the Effective Time. Each of Granite and Layne has also made other agreements regarding the compliance of such filings with the applicable requirements of the Exchange Act and the Securities Act and the accuracy and completeness of such filings.

Certain Tax Matters. Layne, Granite and each of its subsidiaries have agreed not to take or cause to be taken any action that prevents or impedes, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Layne and Granite have further agreed to cooperate and use their respective reasonable best efforts to obtain the Granite Tax Opinion, the Layne Tax Opinion and any other tax opinion required to be filed with the SEC, including by delivering to the applicable counsel certain representation letters.

Nasdaq De-List and NYSE Listing. Pursuant to the Merger Agreement, Layne and Granite have agreed to take all actions necessary to delist Layne Common Stock from the Nasdaq and terminate the registration of Layne Common Stock under the Exchange Act.

Granite has further agreed to use its reasonable best efforts to cause the shares of Granite Common Stock to be issued in connection with the Merger to be listed on NYSE.

Convertible Notes. The Merger Agreement provides that prior to the Effective Time, Layne will comply in all material respects with its obligations under the terms of the indentures governing the Convertible Notes, including the delivery of any notices required by the consummation of the Merger. Further, upon the direction of Granite, Layne will make elections required by such indentures regarding the settlement of the Convertible Notes in accordance with the terms of the indentures. Prior to the Effective Time, Layne will promptly (and in any event within 24 hours) provide Granite with copies of any notices received by Layne from (a) a trustee under any of the indentures governing the Convertible Notes or (b) a counterparty to any contract related to indebtedness of Layne.

Granite has further agreed that it will not (and will not permit any of its subsidiaries to) settle any conversion of the 4.25% Convertible Notes following the Effective Time in any manner other than a Cash Settlement (as defined in the applicable indenture governing the Convertible Notes as of the date of the Merger Agreement).

Governance of the Surviving Corporation

The Merger Agreement provides that Merger Sub’s directors and officers immediately prior to the Effective Time will be the directors and officers, respectively, of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal. At the Effective Time, the Layne Charter and the Layne Bylaws will be amended in the Merger to read as the certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that in each case the name of the Surviving Corporation will be “Layne Christensen Company” and, as so amended, will be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter further amended as provided therein or by applicable law.

Granite Board Following the Merger

The Merger Agreement provides that Granite shall take such actions as are necessary for the Granite Board to expand the size of the Granite Board and appoint one current non-employee director of Layne who is a director prior to the Effective Time to be designated by Granite to fill such vacancy, effective as to the Effective Time, to serve until the 2019 annual meeting of Granite stockholders or such person’s earlier death, retirement, resignation or removal by Granite’s stockholders.

Indemnification; Directors’ and Officers’ Insurance

Granite has agreed to cause the Surviving Corporation, to the fullest extent permitted by applicable law, to honor all of Layne’s obligations to indemnify and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time an officer or director of Layne or any of Layne’s subsidiaries as provided in the Layne Charter or the Layne Bylaws, in each case, as in effect on the date of the Merger Agreement, or pursuant to any other agreements in effect on the date of the Merger Agreement, including provisions relating to the advancement of expenses incurred in the defense of any action or as permitted under applicable law.

Granite’s obligation to indemnify and hold harmless such persons will survive the Merger and will remain in full force and effect for a period of not less than six years after the Effective Time. During such period, Granite will guarantee the obligations of the Surviving Corporation with respect to any and all amounts payable in connection with its indemnification and other obligations set forth below with respect to such persons.

Granite has agreed to purchase prior to the Effective Time a “tail” officers’ and directors’ liability insurance policy, which by its terms shall survive the Merger and shall provide such directors and officers with coverage for not less than six years following the Effective Time on terms and conditions no less favorable than the terms of the current directors’ and officers’ liability insurance policy currently maintained by Layne in respect of actions or omissions of such officers and directors prior to the Effective Time in their capacities as such. In no event will Granite or the Surviving Corporation be required to pay more than 300% of the current annual premium paid by Layne for such policy to purchase the “tail” policy, but if such maximum payment amount is not sufficient to purchase the required coverage, then Layne will purchase such lesser coverage as may be obtained with such maximum payment amount.

The obligations of Granite and the Surviving Corporation relating to indemnification and “tail” insurance set forth above will survive the consummation of the Merger and will not be terminated or modified in any way that would adversely affect the directors and officers entitled to the protection of these provisions without the consent of such persons. Such person will have the right to enforce these provisions and are express third-party beneficiaries of these provisions for this purpose.

Employee Benefit Matters

From the Effective Time until December 31, 2018, Granite has agreed to cause the compensation and benefits package provided to each employee of Layne and its subsidiaries as of the Effective Time and pursuant to the plans listed on a schedule included in the disclosure letter to the Merger Agreement to be no less favorable in the aggregate than the compensation and benefits package, in the aggregate, provided to such Layne employees as of immediately prior to the Effective Time, including for purposes of this comparison any defined benefit plans listed on a schedule included in the disclosure letter to the Merger Agreement and any retiree medical benefits listed on a schedule included in the disclosure letter to the Merger Agreement, and excluding for purposes of this comparison any equity-based compensation and change of control, sale or similar bonuses provided by Layne and its subsidiaries prior to the Effective Time. For purposes of eligibility, vesting and, solely with respect to severance and vacation, level of benefit entitlement (but in no event for purposes of benefit accrual or eligibility for retiree medical or other retiree welfare benefits) under Granite’s employee benefit plans,

Granite has agreed that each such employee will, subject to applicable law and applicable tax qualification requirements, be credited with his or her years of service with Layne and its subsidiaries and their respective predecessors before the Effective Time, to the same extent as such employee was entitled, before the Effective Time, to credit for such service under any similar plans in which such employee participated or was eligible to participate immediately prior to the Effective Time; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits.

For purposes of each such Granite employee benefit plan providing medical, dental, pharmaceutical or vision benefits to any such employee, Granite has agreed to cause all pre-existing condition exclusions and actively-at-work requirements of such Granite employee benefit plan to be waived, for such employee and his or her covered dependents, unless such conditions would not have been waived under a similar plan in which such employee participated immediately prior to the Effective Time and Granite has agreed to cause any eligible expenses incurred by such employee and his or her covered dependents under the plans during the portion of the plan year of the Granite employee benefit plan ending on the date such employee’s participation in the corresponding Granite employee benefit plan begins to be taken into account under such Granite employee benefit plan, for purposes of satisfying all deductible and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Granite employee benefit plan.

Upon Granite’s election, Layne has agreed that it will terminate, effective as of the day immediately preceding the Effective Time, any and all 401(k) plans sponsored or maintained by Layne. In such event, Layne has agreed to provide Granite evidence that such plan(s) and/or program(s) have been terminated pursuant to resolutions of the Layne Board or a committee thereof (the form and substance of which shall be subject to review and approval of Granite), effective as of the day immediately preceding the Effective Time. As soon as practicable following the Effective Time, Granite shall permit each Layne employee who is a participant in any terminated 401(k) plan(s) to roll over his or her account balance(s) and outstanding loan balance(s), if any, thereunder into a Granite plan that is intended to qualify under Section 401(k) of the Code, as amended.

Representations and Warranties

The Merger Agreement contains representations and warranties by Layne, Granite and Merger Sub that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement or in the disclosure letters delivered by Granite and Layne in connection with the Merger Agreement.

These representations and warranties relate to, among other things:

•	corporate organization, valid existence, good standing and qualification and similar corporate matters;

•	certificate of incorporation, bylaws and certain corporate records;

•	capital structure;

•	corporate power and authority to execute and deliver the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement;

•	the absence of any violation of, or conflict with, either of Granite’s or Layne’s governing documents, applicable law or rules of NYSE or Nasdaq, as applicable and certain contracts as a result of the execution and delivery of the Merger Agreement and the consummation of the Merger;

•	Granite’s and its subsidiaries’ compliance with applicable legal requirements since January 1, 2015 and Layne’s and its subsidiaries’ compliance with applicable legal requirements since February 1, 2015;

•	the filing of required reports and other documents by Granite with the SEC since January 1, 2015 and by Layne with the SEC since February 1, 2015, the compliance of such reports and documents with the applicable requirements of the federal securities laws, rules and regulations and the Sarbanes-Oxley Act of 2002, and the absence of any outstanding or unresolved comments received by either Granite or Layne from the SEC;

•	the preparation of financial statements included in reports and documents filed with the SEC in accordance with GAAP;

•	compliance with the Sarbanes-Oxley Act of 2002 and the listing and other rules and regulations of NYSE or Nasdaq, as applicable;

•	maintenance of internal control over financial reporting and disclosure controls and procedures;

•	the absence of undisclosed liabilities;

•	the absence of any event, occurrence, condition, change, development, state of facts, or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a Layne material adverse effect or a Granite material adverse effect, in each case, from the most recent Layne balance sheet or the most recent Granite balance sheet, in each case, to the date of the Merger Agreement;

•	matters related to employee benefit plans;

•	tax matters;

•	environmental matters;

•	insurance policies;

•	compliance with the U.S. Foreign Corrupt Practices Act and other anti-corruption laws;

•	the accuracy of the information supplied in connection with this proxy statement/prospectus;

•	certain pending and threatened litigation;

•	the inapplicability of any state takeover or similar statute or regulation to the Merger Agreement and the Merger; and

•	the absence of any undisclosed brokers’ fees and expenses.

Additional representations and warranties made only by Layne relate to, among other things:

•	subsidiaries’ organization, valid existence, good standing and qualification and similar corporate matters;

•	approval of the Layne Board of the Merger and the Merger Agreement;

•	the enforceability of the Merger Agreement against both Granite and Layne;

•	the consents, approvals, notices and other similar actions with respect to governmental entities required as a result of the execution and delivery of the Merger Agreement and the consummation of the Merger;

•	matters related to employee benefit plans;

•	labor and employment matters;

•	intellectual property matters;

•	matters with respect to certain material contracts;

•	title to material properties and tangible assets;

•	real property;

•	interested party transaction matters;

•	customers and suppliers;

•	warranties; and

•	the opinion of Greentech.

Additional representations and warranties made only by Granite and Merger Sub relate to, among other things, ownership of Merger Sub and share issuance of Granite Common Stock pursuant to the Merger Agreement.

The representations and warranties in the Merger Agreement of each of Layne, Granite and Merger Sub will not survive the consummation of the Merger or the termination of the Merger Agreement pursuant to its terms.

Extension, Waiver and Amendment of the Merger Agreement

Granite, Layne and Merger Sub may amend the Merger Agreement at any time prior to consummation of the Merger. However, after the adoption of the Merger Agreement by Layne’s stockholders, no amendment can be made without further stockholder approval which, by law or in accordance with applicable securities exchange rules, requires further approval by such stockholders.

Layne, on the one hand, and Granite or Merger Sub, on the other hand, may (a) extend the time for performance of any of obligation or other act of the other parties under the Merger Agreement, (b) waive any inaccuracy in the representations and warranties of the other party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and (c) waive compliance with any agreement of the other party or any condition to its own obligations contained in the Merger Agreement.

The waiver by any party of a breach of any provision of the Merger Agreement shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision of the Merger Agreement. The failure of any party to assert any of its rights under the Merger Agreement or otherwise shall not constitute a waiver of those rights.

Securityholder Litigation

Layne has agreed to give Granite the opportunity to participate in the defense or settlement of any stockholder litigation against Layne and/or its directors relating to the transactions contemplated by the Merger Agreement, and no such settlement shall be agreed to without Granite’s prior written consent, which consent shall not be unreasonably withheld, delayed, or conditioned.

Governing Law; Jurisdiction; Waiver of Jury Trial

The parties have agreed that all disputes, claims, or controversies arising out of or relating to the Merger Agreement or the negotiation, validity, or performance of the Merger Agreement, or the transactions contemplated thereby will be governed by Delaware law, without regard to its rules of conflicts of laws.

Each party has submitted to the exclusive jurisdiction of the Delaware Court of Chancery (unless the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, in which case any federal court within the State of Delaware) in any dispute, claim or cause of action arising out of or relating to the Merger Agreement. Each party has further irrevocably and unconditionally waived any right such party may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under, or in connection with the Merger Agreement or the transactions contemplated by the Merger Agreement.

Specific Performance

The Merger Agreement provides that irreparable damage would occur in the event that any provision of the Merger Agreement were not performed in accordance with the terms of the Merger Agreement and that money damages would not be a sufficient remedy for any breach of the Merger Agreement. The Merger Agreement permits each party to enforce specifically the performance of the terms and provisions thereof, including the right of a party to cause the other parties to consummate the Merger, this being in addition to any other remedy to which they are entitled at law or in equity. The parties also agreed not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

THE VOTING AGREEMENTS

In connection with entering into the Merger Agreement, Granite entered into the Voting Agreements, with each of the Voting Stockholders. The Voting Stockholders together own, in the aggregate, approximately 10.0% of the outstanding shares of Layne Common Stock as of the date of this proxy statement/prospectus. The following summary of the Voting Agreements does not purport to be complete and are subject to, and qualified in its entirety by reference to, the Form of Voting Agreement attached to this proxy statement/prospectus as Annex B.

Pursuant to the Voting Agreements, each Voting Stockholder has agreed during the Agreement Period (as defined in the Voting Agreements) to vote their shares of Layne Common Stock (a) in favor of the Merger and the adoption of the Merger Agreement at every meeting of the stockholders of Layne at which such matters are considered and at every adjournment or postponement thereof; (b) in approval of any proposal to adjourn or postpone any meeting to a later date if there are not sufficient votes to adopt the Merger Agreement, (c) any other matter necessary for consummation of the Merger considered at any such meeting, and (d) against (1) any acquisition proposal, including any superior proposal (as such terms are defined in the Merger Agreement), (2) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Layne under the Merger Agreement or of such stockholder under such Voting Agreement, (3) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of Layne, and (4) any action, proposal, transaction or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of Granite’s, Layne’s or Merger Sub’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of Layne (including any amendments to the Layne Charter or the Layne Bylaws).

The Voting Agreements will terminate upon the earliest to occur of (a) the Effective Time, (b) the date on which the Merger Agreement is terminated in accordance with its terms, (c) the termination of the Voting Agreement by the mutual written consent of Granite and the Voting Stockholders, (d) the date of any material modification, waiver or amendment of the Merger Agreement that affects adversely the consideration payable to stockholders of Layne, and (e) the date on which the Layne Board effects an adverse recommendation change (as described in “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 110 of this proxy statement/prospectus) in light of the existence of an intervening event (as described in “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 110 of this proxy statement/prospectus).

DESCRIPTION OF GRANITE CAPITAL STOCK

The following is a summary of the material terms of Granite’s capital stock. Because it is only a summary, it may not contain all of the information that may be important to you and is qualified in its entirety by reference to the Granite Charter and the Granite Bylaws. Accordingly, you should read the more detailed provisions of the Granite Charter and the Granite Bylaws.

Authorized Shares

Granite’s authorized capital stock consists of 150,000,000 shares of common stock and 3,000,000 shares of preferred stock. As of May 11, 2018, there were 40,048,370 shares of Granite Common Stock outstanding and no shares of preferred stock outstanding.

Common Stock

Voting. Holders of Granite Common Stock vote as a single class on all matters submitted to a vote of the stockholders, with each share of common stock entitled to one vote.

Transfer Agent and Registrar. The transfer agent and registrar for Granite Common Stock is Computershare Trust Company, N.A.

Preferred Stock

Granite may issue, without further authorization from Granite’s stockholders, up to 3,000,000 shares of preferred stock in one or more series. The Granite Board may determine at the time of creating each series:

•	designation;

•	powers;

•	preferences;

•	rights; and

•	qualifications, limitations or restrictions of each series.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Granite. Any such issuance of additional stock could have the effect of diluting the earnings per share and book value per share of outstanding shares of Granite Common Stock, and such additional shares could be used to dilute the stock ownership or voting rights of persons seeking to obtain control of Granite. The issuance of Granite preferred stock with voting and conversion rights may adversely affect the voting power of the holders of Granite Common Stock, including the loss of voting control to others.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a general summary of the material U.S. federal income tax consequences of the Merger to U.S. Holders (as defined below). The following discussion does not address any aspects of U.S. taxation other than U.S. federal income taxation, nor does it address any aspects of the unearned income Medicare contribution tax enacted pursuant to the Health Care and Education Reconciliation Act of 2010. This discussion does not address any non-income or other taxes or any foreign, state or local tax consequences.

The following is for general information purposes only and does not purport to be a complete analysis or discussion of all of the potential tax consequences of the Merger. It is not a substitute for careful tax planning and advice. Granite and Layne urge you to consult your own tax advisor as to the specific tax consequences to you of the Merger and the ownership of Granite Common Stock received in the Merger, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

This discussion is for general information only and does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular holders of Layne Common Stock in light of their particular facts and circumstances and does not apply to holders of Layne Common Stock that are subject to special rules under the U.S. federal income tax laws (including, for example, banks or other financial institutions; dealers or brokers in stocks and securities or currencies; traders in securities that elect to apply a mark-to-market method of accounting; insurance companies; tax-exempt entities; entities or arrangements treated as partnerships for U.S. federal income tax purposes or other flow-through entities (and investors therein); subchapter S corporations (and investors therein); retirement plans, individual retirement accounts or other tax-deferred accounts; real estate investment trusts; regulated investment companies; mutual funds; “controlled foreign corporations;” “passive foreign investment companies;” holders liable for the alternative minimum tax; certain former citizens or former long-term residents of the United States; holders that are not U.S. holders; U.S. Holders having a “functional currency” other than the U.S. dollar; holders who hold shares of Layne Common Stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction; holders who own (or are deemed to own) 5% or more of the outstanding stock of Layne and holders who acquired (or will acquire) their shares of Layne Common Stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan). This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions, each as in effect as of the date of this proxy statement/prospectus and all of which are subject to change, possibly with retroactive effect, and any change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion applies only to a holder that holds its Layne Common Stock as a “capital asset” (generally, property held for investment).

For purposes of this discussion, a “U.S. Holder” is a beneficial holder of Layne Common Stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia (or any other entity treated as a corporation for U.S. federal income tax purposes);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Layne Common Stock, the tax treatment of a person treated as a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of Layne Common Stock should consult their tax advisors regarding the tax consequences of the Merger to them.

General

Granite and Layne intend that, for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The obligations of each of Granite and Layne to consummate the Merger are conditioned upon the receipt by each of them of an opinion dated as of the closing of the Merger, to the effect that that the Merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. Granite will receive an opinion from its counsel, Jones Day, or if Jones Day is unable or unwilling to deliver such opinion, from Latham & Watkins. Layne will receive an opinion from its counsel, Latham & Watkins, or if Latham & Watkins is unable or unwilling to deliver such opinion, from Jones Day. These opinions will be based on customary assumptions and on representations, warranties and covenants of officers of Granite and Layne and any of their respective affiliates and representatives, as appropriate. If any of the assumptions, representations, warranties or covenants is incorrect, incomplete or inaccurate or is violated, the validity of the opinions described above may be affected and the tax consequences of the Merger could differ, perhaps substantially, from those described in this joint proxy statement/prospectus.

An opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or any court, so there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge. In addition, neither Granite nor Layne intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger. Accordingly, no assurance can be given that the Merger will qualify for the Intended Tax Treatment. If the IRS were to successfully challenge the treatment of the Merger describe above, the tax consequences could differ, perhaps substantially, from those described in this joint proxy statement/prospectus.

The remainder of this discussion under “Material U.S. Federal Income Tax Consequences” assumes that the Merger will qualify for the Intended Tax Treatment.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders

Exchange of Layne Common Stock for Granite Common Stock

Subject to the discussion below relating to the receipt of cash in lieu of fractional shares, a U.S. Holder will not recognize any gain or loss upon the receipt of shares of Granite Common Stock in the Merger. The U.S. Holder’s aggregate tax basis in Granite Common Stock received in the Merger (including any fractional share deemed received and sold as described below) will be equal to the aggregate tax basis of the shares of Layne Common Stock surrendered, and the U.S. Holder’s holding period for shares of Granite Common Stock received in the Merger (including any fractional share deemed received and sold as described below) will include such holder’s holding period for its shares of Layne Common Stock surrendered therefor.

If a U.S. Holder has acquired different blocks of Layne Common Stock at different times or at different prices, then such holder’s tax basis and holding period in shares of Granite Common Stock received in the Merger may be determined with reference to each block of Layne Common Stock. Any such holders should consult their tax advisors with respect to identifying the bases or holding periods of the shares of Granite Common Stock received in the Merger.

Cash in Lieu of Fractional Shares

A U.S. Holder that receives cash in lieu of a fractional share of Granite Common Stock generally will be treated as having received such fractional share in the Merger and then as having sold such fractional share for cash. Such U.S. Holder generally will recognize gain or loss equal to the difference between the amount of cash received in lieu of the fractional share of Granite Common Stock and the tax basis allocated to such fractional share of Granite Common Stock. Such gain or loss generally will be capital gain or loss, and long-term capital gain or loss if the holding period for such fractional share (including the holding period of the Layne Common

Stock surrendered therefor) is more than one year as of the closing date of the Merger. Long-term capital gains of non-corporate U.S. Holders currently are eligible for preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of cash in lieu of a fractional share of Granite Common Stock made to a U.S. Holder (other than U.S. Holders that are exempt recipients, such as corporations). In addition, U.S. federal backup withholding (currently, at a rate of 24%) may apply to such cash payments, unless the U.S. Holder provides proof of an applicable exemption or furnishes its taxpayer identification number and other required information to the exchange agent, and otherwise complies with all applicable requirements of the backup withholding rules. Any amount withheld under the backup withholding rules is not an additional tax and may be refunded or credited against such U.S. Holder’s federal income tax liability, provided that the required information is timely furnished to the IRS.

The foregoing summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular holders of Layne Common Stock. Holders of Layne Common Stock should consult their own tax advisors as to the particular tax consequences to them of the Merger and the ownership and disposition of Granite Common Stock received in the Merger under any federal, state, local, foreign or other tax laws.

COMPARISON OF RIGHTS OF HOLDERS OF GRANITE COMMON STOCK AND LAYNE COMMON STOCK

The following is a summary of the material differences between the rights of holders of Granite Common Stock and the rights of holders of Layne Common Stock, but it is not a complete description of those differences. These differences arise from the governing documents of the two companies, including the Granite Charter, the Granite Bylaws, the Layne Charter and the Layne Bylaws. Granite and Layne are both Delaware corporations and are governed by the DGCL. After completion of the Merger, the rights of Layne stockholders who become Granite stockholders will be governed by the DGCL, the Granite Charter and the Granite Bylaws. Granite and Layne urge you to read each of the Granite Charter, the Granite Bylaws, the Layne Charter, and the Layne Bylaws in their entirety. For additional information, see “Where You Can Find More Information” beginning on page 145 of this proxy statement/prospectus.

Granite	Layne

Authorized Capital Stock
Granite is authorized to issue 153,000,000 shares of capital stock divided into two classes consisting of:	Layne is authorized to issue 65,000,000 shares of capital stock divided into two classes consisting of:
(a) 150,000,000 shares of common stock, par value $0.01 per share; and	(a) 60,000,000 shares of common stock, par value $0.01 per share; and
(b) 3,000,000 shares of preferred stock, par value $0.01 per share.	(b) 5,000,000 shares of preferred stock, par value $0.01 per share.

Rights of Preferred Stock

The Granite Charter provides that the Granite Board is authorized to determine the designation, powers, preferences, and rights of the shares and the qualifications, limitations or restrictions thereof.	The Layne Charter provides that the Layne Board is authorized to determine the voting powers, designation, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof.

Number of Directors

The number of members of the Granite Board will initially be three, with the exact number fixed by resolution of the Granite Board. There are currently ten directors serving on the Granite Board.	The number of members of the Layne Board must be not less than one nor more than nine, with the number of directors being fixed from time to time by or pursuant to a resolution passed by the Layne Board.

Election of Directors

Each director shall be elected by a majority vote of the votes cast; provided however, that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by a plurality of the votes cast.	Each director shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Cumulative Voting

There is no cumulative voting with respect to the election of directors.	There is no cumulative voting with respect to the election of directors.

Classification of Board of Directors

The Granite Board is divided into three classes, each of which generally serve for a term of three years with only one class of directors being elected in each year.	The Layne Board is not divided into classes.

Granite	Layne

Nomination of Directors

The Granite Bylaws provide that, subject to the rights of holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, the nominations of persons for election to the Granite Board may be made by the Granite Board or a committee appointed for that purpose by the Granite Board or by any stockholder entitled to vote in the election of Directors generally.

Any stockholder entitled to vote in the election of Directors generally may nominate one or more persons for election as Directors at a meeting only if timely notice of such stockholder’s intent to make such nomination or nominations has been given in writing to the Secretary of Granite.

To be timely, a stockholder’s notice to the Secretary of Granite must be received at Granite’s principal executive offices no less than 120 days in advance of the date that Granite’s proxy statement was released to stockholders in connection with the previous year’s annual meeting of stockholders, however, if no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, or in the event of a nomination for a director to be elected at a special meeting, to be timely, notice by the stockholder must be received not later than the close of business on the 10th day following the day on which such notice of the date of the special meeting was mailed or such public disclosure was made.

The Layne Bylaws provide that nominations of persons for election to the Layne Board may be made at an annual meeting or special meeting (but only if the Layne Board has first determined that directors are to be elected at such special meeting) (a) by or at the direction of the Layne Board (or a duly authorized committee thereof), or (b) by any stockholder who (1) was a stockholder of record at the time of giving the notice and on the record for determination of stockholders entitled to vote at the meeting, (2) is entitled to vote at the meeting, and (3) complied with the notice procedures as to such nomination.

To be timely, a stockholder’s written notice to the Secretary of Layne must be delivered to or mailed and received at the principal executive offices of Layne (a) not earlier than the 120th day prior to such special meeting and not later than the 90th day prior to such special meeting or, if later, the 10th day following the day on which the date of such special meeting was first publicly disclosed; and (b) provide any updates or supplements to such notice at the times and in the forms required. In no event shall any adjournment or postponement of an annual meeting or special meeting, or the announcement thereof, commence a new time period for the giving of a stockholder notice as described above.

Removal of Directors

The Granite Charter and Granite Bylaws provide that, subject to the rights of the holders of any series of Preferred Stock then outstanding, the entire Granite Board, or any member or members of the board, may be removed, but only for cause, by stockholders holding a majority of the then- outstanding shares entitled to vote in the election of directors, voting together as a single class.	The Layne Charter and Layne Bylaws provide that, subject to any rights of holders of preferred stock, a director may be removed without cause by either (a) a majority vote of the directors then in office (including for purposes of calculating the number of directors then in office the director subject to such removal vote), and (b) the affirmative vote of the stockholders holding at least 80% of the capital stock entitled to vote for the election of directors.

The Granite Charter and Bylaws provide that, subject to the rights of the holders of any series of Preferred Stock then outstanding, a vacancy or a newly created directorship may be filled by a majority vote of the directors in office, although less than a quorum, and directors so chosen shall hold office for a term expiring	The Layne Charter and Layne Bylaws provide that, subject to any rights of holders of preferred stock, vacancies shall be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum. A director so elected to fill a vacancy

Granite	Layne
at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires.	shall serve for the remainder of the term of the class to which he was elected.

Stockholder Nominations and Proposals; Requirements for Delivery and Notice

In addition to the advance notice requirements described above, the Granite Bylaws provide that a stockholder’s notice to the Secretary of Granite must set forth certain information: (a) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record of stock of Granite entitled to vote for the election of Directors on the date of such notice, and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (d) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC, had the nominee been nominated, or intended to be nominated, by the Granite Board; and (e) the consent of each nominee to serve as a director of Granite if so elected.

In the event that a person validly designated as a nominee thereafter becomes unable or unwilling to stand for election to the Granite Board, the Granite Board or the stockholder who proposed such nominee, as the case may be, may designate a substitute nominee upon delivery, not fewer than five days prior to the date of the meeting for the election of such nominee, of a written notice to the Secretary of Granite setting forth such information regarding such substitute nominee as would have been required to be delivered to the Secretary of Granite had such substitute nominee been initially proposed as a nominee. Such notice shall include a signed consent to serve as a Director of Granite, if elected, of each such substitute nominee.

In addition to the advance notice requirements described above, the Layne Bylaws provide that a stockholder’s notice to the Secretary of Layne must set forth certain information: (a) (1) the name and address of the stockholder providing the notice, as they appear on the Layne’s books, and of the other proposing persons, (2) any material ownership interests (as defined in the Layne Bylaws) of each proposing person, (3) any other information relating to such proposing person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitation of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act; and (b) as to each person whom the stockholder proposes to nominate for election as a director; (1) all information with respect to such proposed nominee that would be required to be set forth in a stockholder’s notice if such proposed nominee were a proposing person; (2) all information relating to such proposed nominee that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act; (3) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among any proposing person, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, and any other persons acting in concert with such nominee, affiliates, associates and other person, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if the proposing persons were the “registrant” for purposes of such rule and the proposed nominee were a director or executive officer of such registrant, and a representation that each proposing person will notify Layne in writing of any such relationships, arrangements, agreements or understandings as of the Record Date for the meeting, promptly following the later of such Record Date or the date the notice of such Record Date is first publicly disclosed; and (4) a

Granite	Layne

completed and signed questionnaire, representation and agreement.

Layne may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a an independent director or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee.

Amendments to Certificate of Incorporation

The Granite Charter allows Granite to reserve the right to amend or repeal any provision contained in the Granite Charter in the manner prescribed by the laws of the State of Delaware and rights conferred upon stockholders are granted subject to this reservation.

The DGCL further provides that the holders of the outstanding shares of a class are entitled to vote as a class on an amendment, whether or not entitled to vote by the charter, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of the class so as to affect them adversely. Class voting rights do not exist as to other extraordinary matters, unless the charter provides otherwise. The Granite Charter is consistent with the DGCL, except that amendment of certain provisions relating to the Granite Board, the Granite Bylaws, Granite Board liability, and the future amendment of the Granite Charter may only be amended or repealed by an affirmative vote of at least two-thirds of the combined voting power of the outstanding shares of stock of all classes and series of Granite entitled to vote generally in the election of directors, voting together as a single class.

The Layne Charter allows Layne to reserve the right to amend, alter, repeal, or rescind any provision in the manner prescribed by the laws of the State of Delaware and all rights, preferences and privileges of stockholders, directors, or any other persons whomsoever are granted subject to this reservation.

The DGCL further provides that the holders of the outstanding shares of a class are entitled to vote as a class on an amendment, whether or not entitled to vote by the charter, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of the class so as to affect them adversely. Class voting rights do not exist as to other extraordinary matters, unless the charter provides otherwise. The Layne Charter is consistent with the DGCL, except that amendment of certain provisions relating to the Layne Board and the powers of stockholders may not be repealed or amended in any respect, and no provision imposing cumulative voting in the election of directors may be added, unless such action is approved by the affirmative vote of the holders of not less than 80% of all of the outstanding shares of capital stock of Layne or another corporation entitled to vote generally in the election of directors.

Amendments to Bylaws

The Granite Charter and Granite Bylaws provide that Granite Board is expressly authorized, with approval of a majority of the total number of authorized directors, to alter, amend or repeal the Granite Bylaws.

In addition, the Granite Charter and Granite Bylaws provide that the Granite Bylaws may be altered, amended or repealed by the affirmative vote of at least two-thirds of the combined voting power of the

The Layne Bylaws provide that Layne stockholders and the Layne Board have power to adopt, amend or repeal the Layne Bylaws when such power is conferred upon the Layne Board by the Layne Charter, at any regular meeting or special meeting of the stockholders or of the Layne Board if notice of such alteration, amendment, repeal or adoption of new bylaws be contained in the notice of such special meeting.

Granite	Layne
outstanding shares of stock of all classes and series of Granite entitled to vote generally in the election of directors, voting together as a single class.

Special Meetings of Stockholders

The Granite Charter and Granite Bylaws provide that special meetings of stockholders, for any purpose or purposes prescribed in the notice of the meeting, may be called only (a) by the Granite Board pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Granite Board for adoption) or (b) by the holders of not less than ten percent of all of the shares entitled to cast votes at the meeting. Any special meeting shall be held at such place, on such date, and at such time as the Granite Board shall fix. Business transacted at special meetings shall be confined to the purpose or purposes stated in the notice.	The Layne Charter and Layne Bylaws provide that special meetings of stockholders, for any purpose or purposes, may be called at any time only by a majority of the members of the Layne Board or by a committee of the Layne Board which has been duly designated by the Layne Board and whose powers and authority, as provided in a Layne Board resolution or in the Layne Bylaws, include the power to call such meetings. Any special meeting shall be held at such place, on such date, and at such time as the Layne Board shall fix. Business transacted at special meetings shall be confined to the purpose or purposes stated in the notice.

Notice of Special Meetings of Stockholders

The Granite Bylaws provide that of all meetings of the stockholders, including special meetings, written notice of the date, place and time of the meeting shall be given to each stockholder entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting.	The Layne Bylaws provide that of all meetings of the stockholders, including special meetings, written notice of the date, place and time of the meeting shall be given to each stockholder entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting.

Stockholder Action by Written Consent

The Granite Charter requires all action required to be taken by the stockholders to be done so at a duly called annual or special meeting of stockholders. Stockholders may not act by written consent.	The Layne Charter requires all action required to be taken by the stockholders to be done so only at annual or special meetings of stockholders. Stockholders may not act by written consent.

Proxy

The Granite Bylaws provide that each Granite stockholder entitled to vote at any meeting of stockholders may authorize another person to act for such stockholder by a proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting. No stockholder may authorize more than one proxy for his shares. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile transmission or other reproduction shall be a	The Layne Bylaws provide that every stockholder having the right to vote at any meeting may vote by a proxy executed in writing by the stockholder or by an electronic transmission permitted by law. No proxy shall be valid after three years from the date of its execution, unless otherwise provided in the proxy. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, if such copy, facsimile telecommunication or other reproduction is a complete reproduction of the entire original writing or transmission. All proxies must be filed with the secretary of Layne at the

Granite	Layne
complete reproduction of the entire original writing or transmission.	beginning of each meeting in order to be counted in any vote at the meeting.

Limitation of Personal Liability of Directors

The Granite Charter provides that the liability of the directors of Granite for monetary damages shall be eliminated to the fullest extent permitted under Delaware law, including the DGCL.	The Layne Charter provides that to the fullest extent permitted under Delaware law, including the DGCL, a director of Layne shall not be personally liable to Layne or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to Layne or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the General Corporation Law, as the same exists or hereafter may be amended, or (d) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law is amended to authorize the further elimination or limitation of the liability of the directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the amended General Corporation Law.

Indemnification of Directors and Officers

The Granite Bylaws provide that Granite must indemnify and hold harmless, to the fullest extent permitted by applicable law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, by reason of the fact that he or she or a person for whom he or she is the legal representative, is or was a director or officer of Granite or is or was serving at the request of Granite as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, enterprise, or nonprofit entity, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or employee or in any other capacity while serving as a director, officer or employee, against all expense, liability, and loss reasonably incurred or suffered by such indemnitee. Such right shall be a contract right and shall include the right to be paid by Granite expenses incurred in defending any such proceeding in advance of its final disposition; provided, however that, if the DGCL then so requires, the payment of such expenses incurred by a director or officer of Granite, in his or her capacity as a director or officer, in advance of the final disposition of such proceeding, shall be made only upon delivery to Granite of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it	The Layne Charter and Layne Bylaws provide that Layne must indemnify and advance expenses to each person who is or was a director or officer of Layne, or who is or was serving at Layne’s request as a director or officer of any corporation, partnership, joint venture, trust or employee benefit plan, to the full extent permitted by the laws of the State of Delaware, who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding (including an action, suit or proceeding by or in the right of Layne), by reason of the fact that such person is or was a director or officer of Layne or is or was serving at the request of Layne as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust or employee benefit plan. Layne shall indemnify against all liabilities and expenses actually and reasonably incurred by such person in connection with such action, suit or proceeding (or in defense or settlement of such action, suit or proceeding by or in the right of Layne) if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Layne, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. Layne must pay expenses incurred in defending any such proceeding

Granite	Layne
should be determined ultimately that such director or officer is not entitled to be indemnified.	in advance of its final disposition; provided, however that, the payment of such expenses incurred by a director or officer of Layne, in his or her capacity as a director or officer, in advance of the final disposition of such proceeding, shall be made only upon delivery to Layne of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should ultimately be determined that such director or officer is not entitled to be indemnified. However, Layne shall not be required to indemnify or advance expenses to any person seeking indemnification or advancement of expenses in connection with any action, suit or proceeding initiated by such person. In an action by or in the right of Layne, there shall be no indemnification in respect to any claim, issue or matter that such person is adjudged liable to Layne unless and only to the extent the Court of Chancery or the court in which the action was brought determines that such person is fairly and reasonably entitled to indemnity for the expenses deemed proper by the applicable court.

DGCL Section 203 Election

The Granite Charter does not contain a provision to “opt out” of Section 203 of the DGCL.	The Layne Charter does not contain a provision to “opt out” of Section 203 of the DGCL.

Vote on Mergers

Under the DGCL, a merger or consolidation generally must be adopted by the stockholders of each constituent corporation by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on the transaction. Shareholders of the surviving entity need not adopt a merger if (a) the corporation’s certificate of incorporation will not be amended as a result of the merger; (b) each share of the corporation’s stock outstanding immediately prior to the effective date of the merger will be an identical outstanding or treasury share of the surviving entity after the effective date of the merger; and (c) either no shares of the surviving entity’s common stock and no securities convertible into such stock will be issued pursuant to the merger or the authorized unissued shares or treasury shares of the surviving entity’s common stock to be issued pursuant to the merger plus those initially issuable upon conversion of any other securities to be issued pursuant to the merger do not exceed 20% of the shares of the surviving entity’s common stock outstanding immediately prior to the effective date of the merger.	Under the DGCL, a merger or consolidation generally must be adopted by the stockholders of each constituent corporation by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on the transaction. Shareholders of the surviving entity need not adopt a merger if (a) the corporation’s certificate of incorporation will not be amended as a result of the merger; (b) each share of the corporation’s stock outstanding immediately prior to the effective date of the merger will be an identical outstanding or treasury share of the surviving entity after the effective date of the merger; and (c) either no shares of the surviving entity’s common stock and no securities convertible into such stock will be issued pursuant to the merger or the authorized unissued shares or treasury shares of the surviving entity’s common stock to be issued pursuant to the merger plus those initially issuable upon conversion of any other securities to be issued pursuant to the merger do not exceed 20% of the shares of the surviving entity’s common stock outstanding immediately prior to the effective date of the merger.

Granite	Layne
Neither the Granite Charter nor the Granite Bylaws change the voting requirements provided for by the DGCL for mergers or consolidations.	Neither the Layne Charter nor the Layne Bylaws change the voting requirements provided for by the DGCL for mergers or consolidations.

Exclusive Forum

The Granite Charter and Granite Bylaws do not include an exclusive forum provision.	The Layne Bylaws provide that, unless Layne consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of Layne, (b) any action asserting a claim of a breach of fiduciary duty owed by any director, officer, or other employee of Layne to Layne or Layne’s stockholders, (c) any action asserting a claim against Layne or any director, officer or other employee of Layne arising pursuant to any provision of the DGCL or the Layne Charter or Layne Bylaws, or (d) any action asserting a claim against Layne or any director, officer, or other employee of the Corporation governed by the internal affairs doctrine, shall be a state court located within the State of Delaware or the federal district court for the District of Delaware in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants.

LEGAL MATTERS

The validity of the shares of Granite Common Stock issuable pursuant to the Merger will be passed upon for Granite by Jones Day, Dallas, Texas.

EXPERTS

Granite

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting), incorporated in this proxy statement/prospectus by reference to Granite’s Annual Report on Form 10-K for the year ended December 31, 2017, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Layne

The consolidated financial statements and the related financial statement schedule of Layne and subsidiaries, incorporated in this proxy statement/prospectus by reference from Layne’s Annual Report on Form 10-K, filed with the SEC on April 10, 2018, and the effectiveness of Layne’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule are incorporated herein by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

SUBMISSIONS OF LAYNE STOCKHOLDER PROPOSALS

Layne does not intend to hold an annual meeting in 2018 unless the Merger is not completed.

In Layne’s proxy statement for its 2017 annual meeting of stockholders, held on May 31, 2017, Layne disclosed that any Layne stockholder who desires to include a proposal in the proxy statement for the 2018 annual meeting would be required to deliver it so that it would be received by Layne by December 29, 2017. In addition, a proposal delivered by a stockholder is required to comply with the rules of the SEC to have a proposal included in Layne’s proxy statement.

Under the Layne Bylaws, any stockholder who wanted to propose a nominee for election to the Layne Board, or to present any other proposal, at the 2018 annual meeting was required to notify Layne’s Secretary in writing, which notice was requested to be received at Layne’s principal executive offices not earlier than January 1, 2018 and not later than January 31, 2018. The Layne Bylaws require that the notice contain specific information.

Any proposals were required to be sent, in writing, to Corporate Secretary, Layne Christensen Company, 1800 Hughes Landing Blvd., Ste. 800, The Woodlands, Texas 77380. No nomination or other proposals were received within the required time period.

WHERE YOU CAN FIND MORE INFORMATION

Granite and Layne file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Granite and Layne at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1024, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC maintains a website that contains reports, proxy statements and other information, including those filed by Granite and Layne, at http://www.sec.gov. You may also access the SEC filings and obtain other information about Granite and Layne through the websites maintained by Granite and Layne, which are https://investor.graniteconstruction.com/ and http://investor.laynechristensen.com/sec.cfm, respectively. The information contained in those websites is not a part of or incorporated by reference into this proxy statement/prospectus.

Granite has filed with the SEC a registration statement on Form S-4 to register the shares of Granite Common Stock to be issued pursuant to the Merger. This proxy statement/prospectus forms a part of that registration statement and constitutes a prospectus of Granite, in addition to being a proxy statement of Layne for the Special Meeting.

As allowed by SEC rules, this proxy statement/prospectus “incorporates by reference” certain information required to be included in the registration statement on Form S-4 filed by Granite to register the shares of Granite Common Stock to be issued pursuant to the Merger and the exhibits to the registration statement, which means that important information can be disclosed to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. Statements contained in this proxy statement/prospectus, or in any document incorporated by reference in this proxy statement/prospectus regarding the content of any contract or other document, are not necessarily complete, and each of these statements is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC.

This proxy statement/prospectus incorporates by reference the documents set forth below that Granite and Layne have previously filed with the SEC as well as all documents filed by Granite and Layne pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this proxy statement/prospectus to the date of the Special Meeting (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules).

Granite

•	Granite’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017;

•	Granite’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018;

•	Granite’s Current Reports on Form 8-K filed with the SEC on February 14, 2018, March 1, 2018, April 19, 2018 and April 23, 2018.

You may request a copy of these filings free of charge by writing or telephoning Granite at:

By Mail:	Granite Construction Incorporated 585 West Beach Street Watsonville, California 95076 Attention: Investor Relations

By Telephone:	(831) 724-1011

Layne

•	Layne’s Annual Report on Form 10-K for the fiscal year ended January 31, 2018;

•	Amendment No. 1 to Layne’s Annual Report on Form 10-K/A for the year ended January 31, 2018;

•	Layne’s Current Reports on Form 8-K filed with the SEC on February 14, 2018, February 27, 2018, March 23, 2018 and May 14, 2018.

You may request a copy of these filings free of charge by writing or telephoning Layne at:

By Mail:	Layne Christensen Company 1800 Hughes Landing Blvd., Ste 800 The Woodlands, Texas 77380 Attention: Investor Relations

By Telephone:	(281) 475-2600

Any statements made in a document incorporated by reference in this proxy statement/prospectus are deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement in this proxy statement/prospectus or in any other subsequently filed document, which is also incorporated by reference, modifies or supersedes the statement. Any statements made in this proxy statement/prospectus are deemed to be modified or superseded to the extent a statement in any subsequently filed document, which is incorporated by reference in this proxy statement/prospectus, modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. Granite and Layne have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. This proxy statement/prospectus is dated May 15, 2018 and is based on information as of that date or such other date as may be noted. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any other date. Neither the mailing of this statement/prospectus to Layne stockholders nor the issuance of shares of Granite Common Stock in the Merger create any implication to the contrary.

Annex A

Execution Copy

AGREEMENT AND PLAN OF MERGER

by and among

LAYNE CHRISTENSEN COMPANY,

GRANITE CONSTRUCTION INCORPORATED

and

LOWERCASE MERGER SUB INCORPORATED

Dated as of February 13, 2018

A-i-

(continued)

A-ii-

(continued)

A-iii-

(continued)

A-iv-

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of February 13, 2018, by and among Layne Christensen Company, a Delaware corporation (the “Company”), Granite Construction Incorporated, a Delaware corporation (“Parent”), and Lowercase Merger Sub Incorporated, a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub” and collectively with the Company and Parent, the “Parties”).

RECITALS

WHEREAS, Parent, Merger Sub and the Company intend to effect a merger (the “Merger”) of Merger Sub with and into the Company in accordance with this Agreement and the Delaware General Corporation Law (the “DGCL”), with the Company to be the surviving corporation of the Merger (the “Surviving Corporation”), and each share of common stock, par value $0.01 per share, of the Company (collectively, the “Company Shares”) issued and outstanding at the Effective Time to be thereupon cancelled and converted into a number of validly issued, fully paid and non-assessable shares of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”) equal to the Exchange Ratio (the “Merger Consideration”), on the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that the Merger is in the best interests of the Company and the stockholders of the Company (the “Company Stockholders”), (b) adopted resolutions approving and declaring the advisability of this Agreement and the Merger and other Transactions and (c) on the terms and subject to the conditions set forth herein, resolved to recommend that the Company Stockholders adopt this Agreement;

WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously (a) determined that the issuance of shares of Parent Common Stock pursuant to the Transactions (the “Share Issuance”) is in the best interests of Parent and its stockholders and (b) adopted resolutions approving this Agreement and the Merger and other Transactions, including the Share Issuance;

WHEREAS, the board of directors of Merger Sub has unanimously (a) adopted resolutions approving and declaring the advisability of this Agreement and the Merger and other Transactions and (b) resolved to recommend that Parent adopt this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain Company Stockholders have executed and delivered to Parent voting agreements obligating each such signatory to, among other things, vote in favor of the adoption of this Agreement and the Transactions, upon the terms and subject to the conditions set forth therein; and

WHEREAS, for U.S. federal income Tax purposes, the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the Treasury Regulations promulgated thereunder, and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulation Section 1.368-2(g).

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I.

DEFINITIONS AND GENERAL INTERPRETATION

Section 1.01. Definitions. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that (a) contains provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement, (b) expressly permits the Company to comply with the provisions of Section 6.06 and (c) does not include any provision calling for an exclusive right to negotiate with the Company prior to the termination of this Agreement.

“Acquisition Proposal” means any inquiry, proposal, offer or indication of interest (whether or not in writing) for or relating to (in one transaction or a series of related transactions) any of the following: (a) any direct or indirect acquisition or purchase (including by any license or lease) by any Person of (i) assets (including equity securities of any of the Company’s Subsidiaries) or businesses that constitute or generate 20% or more of the revenues, net income or assets of the Company and its Subsidiaries on a consolidated basis or (ii) beneficial ownership of 20% or more of any class of equity securities of the Company or any of its Subsidiaries, the assets or business of which constitutes or generates 20% or more of the revenues, net income or assets of the Company and the Company’s Subsidiaries on a consolidated basis, (b) any purchase or sale of, or tender offer or exchange offer by any Person for, equity securities of the Company or any of its Subsidiaries that, if consummated, would result in any Person beneficially owning 20% or more of any class of equity securities of the Company or any of its Subsidiaries, the assets or business of which constitutes or generates 20% or more of the revenues, net income or assets of the Company and the Company’s Subsidiaries on a consolidated basis, (c) any recapitalization, liquidation or dissolution of the Company or any of its Subsidiaries, other than a wholly-owned Subsidiary of the Company, or (d) any merger, consolidation, business combination, joint venture, share exchange or similar transaction involving any of the Company’s Subsidiaries, the assets or business of which constitutes or generates 20% or more of the revenues, net income or assets of the Company and its Subsidiaries on a consolidated basis, or involving the Company, if, as a result of any such transaction, the Company Stockholders, as a group, immediately prior to the consummation of such transaction would hold less than 80% of the surviving or resulting entity of such transaction immediately after the consummation of such transaction; provided that the term “Acquisition Proposal” shall not include the Transactions.

“Action” means any litigation, action, suit, hearing, arbitration, mediation or other proceeding (public or private) by or before, or otherwise involving, any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Antitrust Laws” means (a) the Sherman Act of 1890, (b) the Clayton Antitrust Act of 1914, (c) the HSR Act and (d) any other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or creating significant impediments to, or lessening of, competition or creation or strengthening of a dominant position through merger or acquisition.

“beneficial owner” or “beneficial ownership”, or phrases of similar meaning, with respect to any Company Shares or other applicable securities, has the meaning ascribed to such term under Rule 13d-3(a) promulgated under the Exchange Act.

“Business Day” means any day other than (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions in New York, New York or the Department of State of the State of Delaware are authorized or required by Law or executive order to be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Bylaws” means the Amended and Restated Bylaws of the Company.

“Company Certificate” means the Amended and Restated Certificate of Incorporation of the Company.

“Company Disclosure Letter” means the confidential disclosure letter delivered by the Company to Parent and Merger Sub concurrently with the execution of this Agreement.

“Company Equity Awards” means the Company Stock Options, Company RSUs, Company PSUs and Company Restricted Stock.

“Company Equity Award Consideration” means the product of (x) the Exchange Ratio and (y) the Parent Common Stock Price.

“Company Equity Plans” means any stock option, stock incentive, stock purchase or other equity-based compensation plan, sub-plan or non-plan agreement sponsored or maintained by the Company or any Subsidiary or Affiliate of the Company or to which any such entity is a party.

“Company Intellectual Property” means, collectively, all Intellectual Property (a) owned or purported to be owned, in whole or in part, by the Company or any of its Subsidiaries, and (b) that the Company or any of its Subsidiaries is licensed or otherwise permitted by other Persons to use.

“Company IP Agreements” means any and all Contracts concerning Intellectual Property or IT Assets to which the Company or a Company Subsidiary is a party or beneficiary or by which the Company or any of its Subsidiaries, or any of their respective properties or assets, may be bound, including all (a) licenses of Intellectual Property by the Company or any of its Subsidiaries to any Person, (b) licenses of Intellectual Property by any Person to the Company or any of its Subsidiaries, and (c) consents, settlements, Orders or rulings governing the use, validity or enforceability of Intellectual Property or IT Assets.

“Company Leased Real Property” means the real property leased by the Company or any of its Subsidiaries as tenant, together with, to the extent leased by the Company or any of its Subsidiaries, all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or any Subsidiary of the Company relating to the foregoing.

“Company Material Adverse Effect” means (a) a material adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (b) an effect that prevents or materially impairs the ability of the Company to perform its obligations under this Agreement or consummate the Transactions, other than, for the purposes of clause (a), any effect arising out of or resulting from any of the following: (i) a decline in the market price, or a change in the trading volume of, the Company Shares (provided that this clause (i) shall not preclude any effect, event, occurrence, development, state of facts or change that may have contributed to or caused such changes and is not excluded by clauses (ii) - (vii) of this definition from being taken into account in determining whether a Company Material Adverse Effect has occurred); (ii) general water management and services industry, economic, market or political conditions; (iii) acts of war, sabotage or terrorism, natural disasters, acts of God or comparable events; (iv) changes in applicable Law, GAAP or other applicable accounting standards following the date of this Agreement; (v) the negotiation, execution, announcement, pendency or performance of this Agreement or the Transactions or the consummation of the Transactions (provided that this clause (v) shall not preclude any breach of the representations and warranties made in Section 4.06 below from being taken into account in determining whether a Company Material Adverse Effect has occurred); (vi) any failure to meet revenue or earnings projections, in and of itself, for any period ending on or after the date of this Agreement (provided that this clause (vi) shall not preclude any effect, event, occurrence, development, state of facts or change that may have contributed to or caused such failure to meet revenues or earnings projections from being taken into account in determining whether a Company Material Adverse Effect has occurred); or (vii) any specific action taken (or omitted to be taken) by the Company that is expressly required or contemplated by the terms of this Agreement; provided, however, in the case of clauses (ii), (iii) and (iv), except to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately adversely affected relative to other participants in the industries in which the Company and its Subsidiaries participate.

“Company Owned Real Property” means the real property owned by the Company or any of its Subsidiaries, together with all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or any applicable Subsidiary of the Company relating to the foregoing.

“Company PSU” means a restricted stock unit award in respect of Company Shares granted pursuant to any Company Equity Plan or otherwise granted by the Company and subject to performance-based vesting requirements.

“Company Restricted Stock” means Company Shares that are unvested or are subject to repurchase option, risk of forfeiture or other condition on title or ownership under any applicable Company Equity Plan, restricted stock purchase agreement or other Contract with the Company.

“Company RSU” means a restricted stock unit award in respect of Company Shares granted pursuant to any Company Equity Plan or otherwise granted by the Company that is not a Company PSU.

“Company SEC Reports” means all forms, reports, schedules, registration statements, definitive proxy statements and other documents (including all exhibits) filed by the Company with the SEC during the period since (and including) February 1, 2015.

“Company Stock Option” means an option to purchase Company Shares granted pursuant to any Company Equity Plan or otherwise granted by the Company.

“Contract” means any contract, agreement, purchase order, commitment, instrument or guaranty to which the Company or any of its Subsidiaries is a party, whether written or oral.

“Convertible Notes Indentures” mean, collectively, (a) the Indenture, dated as of November 12, 2013, between Layne Christensen Company and U.S. Bank National Association and (b) the Indenture, dated as of March 2, 2015, among Layne Christensen Company, the guarantor parties thereto and U.S. Bank National Association, in each case, as the same may have been amended, supplemented or modified from time to time.

“Convertible Notes” mean, collectively, the (a) 4.25% Convertible Senior Notes due 2018, and (b) the 8.0% Senior Secured Second Lien Convertible Notes.

“Environmental Law” means any Law relating to the protection, preservation or restoration of human health or the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure (including workplace exposure) to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of) any Hazardous Materials.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Government Bid” means any outstanding bid, proposal, offer or quotation made by the Company or any of its Subsidiaries or by a contractor team or joint venture in which the Company or any of its Subsidiaries is participating that, if accepted or amended, would lead to a Government Contract.

“Government Contract” means any Contract incorporating government acquisition terms (e.g. in the United States, the Federal Acquisition Regulation (FAR) or the Defense Federal Acquisition Regulation Supplement (DFARS)), including any Contract with any higher-tier contractor relating to products or services to be incorporated into products or services to be provided to a Governmental Authority.

“Governmental Authority” means (a) any federal, state, county, local, municipal or foreign government or administrative agency or political subdivision thereof, (b) any governmental agency, authority, board, bureau, commission, department or instrumentality, (c) any court or administrative tribunal, (d) any non-governmental agency, tribunal or entity that is vested by a governmental agency with applicable jurisdiction or (e) any arbitration tribunal or other non-governmental authority with applicable jurisdiction.

“Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the U.S. National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated by any Governmental Authority as such under, any Environmental Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, lead paint, any hazardous, industrial or solid waste, biological material, and any toxic, radioactive or hazardous substance, material or agent.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” of any Person at any date means, without duplication, all obligations of such Person to pay principal, interest, penalties, fees, guarantees, reimbursements, damages, “make-whole” amounts, costs of unwinding and other liabilities with respect to (a) indebtedness for borrowed money, whether current or funded, fixed or contingent, secured or unsecured, (b) indebtedness evidenced by bonds, debentures, notes, mortgages or similar instruments or debt securities, (c) leases that are required to be capitalized in accordance with GAAP under which such Person is the lessee, (d) obligations under interest rate, currency swap, hedging, cap, collar or futures Contracts or other derivative Contracts and (e) direct or indirect guarantees or other forms of credit support of obligations described in clauses (a) through (d) above of any Person; provided, however, that, with respect to the Company, “Indebtedness” shall not be deemed to include any intercompany Indebtedness owing by the Company to any of its wholly-owned Subsidiaries, by a wholly-owned Subsidiary of the Company to the Company or by one wholly-owned Subsidiary of the Company to another wholly-owned Subsidiary of the Company.

“Intellectual Property” means all intellectual property and proprietary rights arising under the Laws of the United States or any foreign jurisdiction or under any international convention, including all of the following: (a) patents, patent applications and any reissues, reexaminations, divisionals, provisionals, continuations, continuations-in-part, substitutions and extensions thereof (collectively, “Patents”); (b) trademarks, service marks, trade names (whether registered or unregistered), service names, industrial designs, brand names, brand marks, trade dress rights, identifying symbols, logos, emblems, signs and insignia, and including all goodwill associated with the foregoing (collectively, “Marks”); (c) Internet domain names, (d) copyrights (whether registered or unregistered and including copyrights in Software), works of authorship, moral rights, mask works and mask sets (collectively, “Copyrights”); (e) Software; (f) confidential and proprietary information, and non-public processes, designs (including circuit designs and layouts), specifications, technology, databases, know-how, techniques, formulas, inventions, concepts, trade secrets, discoveries, research and development and technical data and information, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Patents (collectively, “Trade Secrets”); and (g) all applications, registrations, renewals, extensions and permits related to any of the foregoing clauses (a) through (f).

“IT Assets” means the computers, software, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment of the Company and its Subsidiaries that are required in connection with the current operation of the business of the Company and its Subsidiaries.

“Knowledge” when used in reference to the Company means the actual knowledge, following reasonable inquiry, of those individuals listed in Section 1.01(a) of the Company Disclosure Letter, and when used in reference to Parent means the actual knowledge, following reasonable inquiry, of those individuals listed in Section 1.01(a) of the Parent Disclosure Letter.

“Law” means any foreign, federal, state or local law (including common law), statute, code, ordinance, rule, regulation or Order of any Governmental Authority having applicable jurisdiction or other similar binding requirement of a Governmental Authority having applicable jurisdiction.

“Liabilities” means any and all Indebtedness, liabilities, commitments or obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, liquidated or unliquidated, determined or determinable, on- or off-balance sheet, whether or not required to be recorded or reflected on a balance sheet under GAAP, and whether arising in the past, present or future, and including those arising under any Contract, Action or Order.

“Liens” means any mortgage, charge, adverse right or claim, lien, license, lease, option, pledge, security interest, deed of trust, right of first refusal, easement, encumbrance, servitude, proxy, voting trust or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Most Recent Company Balance Sheet” means the unaudited balance sheet of the Company and its consolidated Subsidiaries as of October 31, 2017, as filed in the Company SEC Reports.

“Most Recent Parent Balance Sheet” means the unaudited balance sheet of Parent and its consolidated Subsidiaries as of September 30, 2017, as filed in the Parent SEC Reports.

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 3(37) of ERISA.

“NASDAQ” means the NASDAQ Global Market.

“NYSE” means the New York Stock Exchange.

“Order” means any decree, decision, injunction, judgment, order, ruling or verdict entered, issued, made or rendered by any court, administrative agency or other Governmental Authority, in each case, having applicable jurisdiction.

“Parent Bylaws” means the Amended Bylaws of Parent.

“Parent Certificate” means the Certificate of Incorporation of Parent.

“Parent Common Stock Price” means an amount equal to the average of the volume-weighted average price per share of Parent Common Stock on the NYSE for each of the 10 consecutive trading days ending with the third trading day immediately preceding the Closing Date, as calculated by Bloomberg Financial L.P. under the function “GVA US Equity VWAP” or, if not reported therein, in another authoritative source mutually selected by Parent and the Company.

“Parent Disclosure Letter” means the confidential disclosure letter delivered by Parent to the Company concurrently with the execution of this Agreement.

“Parent Equity Plans” means any stock option, stock incentive, stock purchase or other equity-based compensation plan, sub-plan or non-plan agreement sponsored or maintained by Parent or any Subsidiary or Affiliate of Parent or to which any such entity is a party.

“Parent Leased Real Property” means the real property leased by Parent or any of its Subsidiaries as tenant, together with, to the extent leased by Parent or any of its Subsidiaries, all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of Parent or any Subsidiary of Parent relating to the foregoing.

“Parent Material Adverse Effect” means (a) a material adverse effect on the business, assets, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole, or (b) an effect that prevents or materially impairs the ability of Parent or Merger Sub to perform its obligations under this Agreement or consummate the Transactions, other than, for the purposes of clause (a), any effect arising out of or resulting from any of the following: (i) a decline in the market price, or a change in the trading volume of, the Parent Common Stock (provided that this clause (i) shall not preclude any effect, event, occurrence, development, state of facts or change that may have contributed to or caused such changes and is not excluded by clauses (ii) - (vii) of this definition from being taken into account in determining whether a Parent Material Adverse Effect has occurred); (ii) general construction industry, economic, market or political conditions, or the financing, banking, currency or capital markets generally, including with respect to interest rates or currency exchange rates; (iii) acts of war, sabotage or terrorism, natural disasters, acts of God or comparable events; (iv) changes in applicable Law, GAAP or other applicable accounting standards (or the interpretation or enforcement thereof) following the date of this Agreement; (v) the negotiation, execution, announcement, pendency or performance of this Agreement or the Transactions or the consummation of the Transactions (provided that this clause (v) shall not preclude any breach of the representations and warranties made in Section 5.06 below from being taken into account in determining whether a Parent Material Adverse Effect has occurred); (vi) any failure to meet revenue or earnings projections, in and of itself, for any period ending on or after the date of this Agreement (provided that this clause (vi) shall not preclude any effect, event, occurrence, development, state of facts or change that may have contributed to or caused such failure to meet revenues or earnings projections from being taken into account in determining whether a Parent Material Adverse Effect has occurred); or (vii) any specific action taken (or omitted to be taken) by Parent that is expressly required or contemplated by the terms of, this Agreement; provided, however, in the case of clauses (ii), (iii) and (iv), except to the extent that Parent and its Subsidiaries, taken as a whole, are disproportionately adversely affected relative to other participants in the industries in which Parent and its Subsidiaries participate.

“Parent Owned Real Property” means the real property owned by Parent or any of its Subsidiaries, together with all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of Parent or any applicable Subsidiary of Parent relating to the foregoing.

“Parent Benefit Programs” means applicable employee benefit plans of Parent, as may be in effect from time to time, that are made available to the Company Employees following the Effective Time; for the avoidance of doubt, Parent Plans shall not include any employee benefit plans of Parent that are closed to new employees of Parent.

“Parent Plans” means (i) all employee benefit plans (as defined in Section 3(3) of ERISA), (ii) all bonus, incentive, equity or equity-based compensation, stock purchase, deferred compensation, retiree medical, life insurance, retirement, health and welfare benefit, workers’ compensation, salary continuation, section 125 cafeteria, health reimbursement, flexible spending, dependent care, employee loan, individual tax gross up, leave of absence, vacation pay, educational assistance, employee assistance or other material employee benefit plans, policies or agreements and (iii) all employment, retention, individual consulting, change of control, retention, termination, severance or other similar agreements, in each case, that is sponsored, maintained, contributed to, or required to be contributed to by Parent or any of its ERISA Affiliates, or with respect to which Parent or any of its ERISA Affiliates is a party or has any Liability (contingent or otherwise).

“Parent Restricted Stock” means shares of Parent Common Stock that are unvested or are subject to repurchase option, risk of forfeiture or other condition on title or ownership under any applicable Parent Equity Plan, restricted stock purchase agreement or other Contract with Parent.

“Parent RSUs” means a restricted stock unit award in respect of shares of Parent Common Stock granted pursuant to any Parent Equity Plan.

“Parent SEC Reports” means all forms, reports, schedules, registration statements, definitive proxy statements and other documents (including all exhibits) filed by Parent with the SEC during the period since (and including) January 1, 2015.

“Parent Stock Option” means an option to purchase shares of Parent Common Stock granted pursuant to any Parent Equity Plan or otherwise granted by Parent.

“Permitted Liens” means (a) Liens for Taxes and other governmental charges and assessments that are not yet delinquent and Liens for Taxes and other governmental charges and assessments being contested in good faith by appropriate proceedings (provided, in each case, an appropriate reserve has been made in the Most Recent Company Balance Sheet or Most Recent Parent Balance Sheet, as applicable, in accordance with GAAP), (b) inchoate mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ and materialmen’s Liens attaching by operation of Law and securing payments not yet delinquent or payments that are being contested in good faith, (c) zoning restrictions, survey exceptions, easements, covenants, conditions, restrictions, rights of way and similar Liens on real property that do not materially interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, or materially detract from the value or operation of the property subject thereto and (d) Liens set forth in Section 1.01(b) of each of the Company Disclosure Letter or the Parent Disclosure Letter, as applicable.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person, trust, association, entity or Governmental Authority.

“Registered Intellectual Property” means all issued Patents, pending Patent applications, Mark registrations, pending applications for registration of Marks, Copyright registrations, pending applications for registration of Copyrights, Internet domain name registrations and social media accounts and identifiers owned or purported to be owned, in whole or in part, legally or beneficially, by the Company or any of its Subsidiaries, whether or not initially filed or applied for by or in the name of the Company or any such Subsidiary.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“Remedial Action” means all actions, including, any capital expenditures, required by a Governmental Authority or required under or taken pursuant to any Environmental Law to (a) clean up, remove, treat or in any other way ameliorate or address any Release of Hazardous Materials, (b) prevent the Release or threat of Release, or minimize the further Release, of any Hazardous Material so it does not endanger or threaten to endanger human health or the environment, or (c) perform pre-remedial studies and investigations or post-remedial monitoring and maintenance pertaining or relating to a Release.

“Representatives” means, with respect to any Person, all directors, officers, employees, financial advisors, attorneys, accountants or other advisors, agents or representatives of such Person.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Share Issuance” means the issuance of Parent Common Stock pursuant to the Merger.

“Software” means all computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code, object code or other form.

“Subsidiary” means, with respect to any Person, a corporation, limited liability company, partnership, joint venture or other organization of which (a) such Person or any other Subsidiary of such Person is a general partner (in the case of a partnership) or managing member (in the case of a limited liability company), (b) voting power to elect a majority of the board of directors or others performing similar functions with respect to such organization is held by such Person or by any one or more of such Person’s Subsidiaries or (c) at least 50% of the equity interests are controlled by such Person.

“Superior Proposal” means any bona fide Acquisition Proposal made by any Person that (a) if consummated, would result in such Person owning, directly or indirectly, more than 50% of the equity securities of the Company, or more than 50% of the consolidated assets or business (as determined by reference to either consolidated revenues or consolidated net income) of the Company and its Subsidiaries, (b) is otherwise on terms that the Company Board has determined in good faith (after consultation with its financial advisors and outside counsel and after taking into account such legal, financial, regulatory and other aspects of the proposal, including the financing terms thereof, as the Company Board deems appropriate in the exercise of its fiduciary duties) is superior from a financial point of view to the Transactions (including the terms of any proposal by the Parent to modify the terms of the Transactions) and (c) the Company Board has determined in good faith (after consultation with its financial advisors and outside counsel and after taking into account all legal, financial, regulatory and other aspects of the proposal as the Company Board deems appropriate in the exercise of its fiduciary duties) is reasonably capable of being consummated.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other taxes, or other similar assessments or charges of any kind whatsoever, including any interest, penalty or addition thereto imposed by any Governmental Authority, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Fee” means $16,000,000.

“Transactions” means the Merger and the other transactions contemplated by this Agreement and all other agreements contemplated hereby.

Section 1.02. Cross Reference Table. The following terms defined elsewhere in this Agreement shall have the meaning set forth in the sections set forth below:

Defined Term	Section
Adverse Recommendation Change	Section 6.06(a)
Advisor	Section 4.26
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.06(d)
Anti-Corruption and Anti-Bribery Laws	Section 4.24(a)
Anti-Takeover Law	Section 4.28
Bankruptcy and Equity Exception	Section 4.05
Capitalization Date	Section 4.04(a)
Certificate of Merger	Section 2.03
Closing	Section 2.02
Closing Date	Section 2.02
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Section 4.05(b)
Company Employees	Section 6.07(a)
Company Financial Statements	Section 4.08(b)
Company Preferred Shares	Section 4.04(a)
Company Securities	Section 6.02(b)
Company Share Certificates	Section 3.02(c)
Company Shares	Recitals
Company Stockholder Approval	Section 4.05(a)
Company Stockholders	Recitals
Company Stockholders’ Meeting	Section 6.04(b)
Company Tax Opinion	Section 7.03(e)
Confidentiality Agreement	Section 6.05
D&O Insurance	Section 6.08(b)
DGCL	Recitals
DOJ	Section 6.09(b)
DOL	Section 4.12(b)
DTC	Section 3.02(c)
Effective Time	Section 2.03
ERISA	Section 4.12(a)
ERISA Affiliate	Section 4.12(e)
Exchange Agent	Section 3.02(a)
Exchange Fund	Section 3.02(a)
Exchange Ratio	Section 3.01(b)
Foreign Corrupt Practices Act	Section 4.24(a)
Foreign Plans	Section 4.12(a)
Form S-4	Section 5.06(b)
FTC	Section 6.09(b)
Indemnified Party	Section 6.08(a)
Intervening Event	Section 6.06(e)
IRS	Section 4.12(b)
Letter of Transmittal	Section 3.02(c)
Material Contract	Section 4.17(a)
Maximum Amount	Section 6.08(b)
Merger	Recitals
Merger Consideration	Recitals

Defined Term	Section
Merger Shares	Section 3.01(b)
Merger Sub	Preamble
Notice Period	Section 6.06(d)
OFAC	Section 4.24(a)
Outside Date	Section 8.01(b)
Parent	Preamble
Parent Common Stock	Recitals
Parent Financial Statements	Section 5.03(a)
Parent Preferred Shares	Section 4.04(a)
Parent Tax Opinion	Section 7.02(e)
PBGC	Section 4.12(b)
Permits	Section 4.07(b)
Plan	Section 4.12(a)
Proxy Statement	Section 4.25
Surviving Corporation	Recitals
Termination Date	Section 8.01
Uncertificated Company Shares	Section 3.02(c)

Section 1.03. General Interpretation. The Parties agree that they have been represented by counsel during the negotiation, drafting, preparation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section or Schedule, such reference is to an Article or Section of, or a Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation;”

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires;

(e) references to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under said statutes) and to any section of any statute, rule or regulation include any successor to said section;

(f) references to any Contract or Permit are references to such Contract or Permit as amended, modified, supplemented or replaced from time to time;

(g) references to “made available” means, (i) with respect to materials made available by the Company, the information or document (A) has been posted to the electronic data site maintained by the Company in connection with the Transactions prior to 2:00 p.m. (Houston, Texas time) on the date of this Agreement or (B) has been included in any Company SEC Report that has been filed on the SEC’s EDGAR system at least one Business Day prior to the date of this Agreement or incorporated by reference into a Company SEC Report that has been filed on the SEC’s EDGAR system at least one Business Day prior to the date of this Agreement, and (ii) with respect to materials made available by Parent or Merger Sub, the information or document, (A) has been sent via email to the Company or its Representatives at least one Business Day prior to the date of this Agreement or (B) has been included in any Parent SEC Report that has been filed on the SEC’s EDGAR system at least one Business Day prior to the date of this Agreement or incorporated by reference into a Parent SEC Report that has been filed on the SEC’s EDGAR system at least one Business Day prior to the date of this Agreement;

(h) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(i) references to a Person are also to its successors and permitted assigns;

(j) the use of “or” is not intended to be exclusive unless expressly indicated otherwise;

(k) references to monetary amounts are to the lawful currency of the United States; and

(l) words importing the singular include the plural and vice versa and words importing gender include all genders.

Section 1.04. Disclosure Letters. It is understood and agreed that (a) disclosure of any fact or item in any Section of the Company Disclosure Letter or the Parent Disclosure Letter shall be deemed to be disclosed with respect to any other applicable Section only to the extent it is reasonably apparent that such disclosure is applicable to such other Section, (b) nothing in the Company Disclosure Letter or the Parent Disclosure Letter is intended to broaden the scope of any representation or warranty made herein and (c) neither the specifications of any dollar amount in this Agreement nor the inclusion of any specific item in the Company Disclosure Letter or the Parent Disclosure Letter is intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no Party shall use the fact of setting of such amounts or the fact of the inclusion of such item in the Company Disclosure Letter or the Parent Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item or matter is or is not material for purposes hereof.

ARTICLE II.

THE MERGER

Section 2.01. Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the Surviving Corporation in the Merger.

Section 2.02. Closing. Subject to the provisions of ARTICLE VII and unless this Agreement shall have been terminated in accordance with Section 8.01, the closing of the Merger (the “Closing”) shall (a) take place at the offices of Jones Day, 2727 North Harwood Street, Dallas, Texas 75201 as soon as practicable (but in no event later than the second Business Day) following the day on which the last to be satisfied or waived of the conditions set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall have been satisfied or waived in accordance with this Agreement, or (b) occur at such other time and place agreed to by the Parties (the date upon which the Closing occurs, the “Closing Date”).

Section 2.03. Effective Time of the Merger. Subject to the provisions of this Agreement, at the Closing, the Company shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later date and time as the Company and Parent may agree upon and as is set forth in such Certificate of Merger (such time, the “Effective Time”).

Section 2.04. Effects of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.05. Certificate and Bylaws.

(a) At the Effective Time, the Company Certificate shall, by virtue of or in connection with the Merger, be amended and restated in its entirety to read as the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “Layne Christensen Company” and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter further amended as provided therein or by applicable Law.

(b) At the Effective Time, and without any further action on the part of the Company and Merger Sub, the Company Bylaws shall be amended and restated in their entirety to read as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “Layne Christensen Company” and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

Section 2.06. Directors and Officers of the Surviving Corporation. From and after the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case, until their respective successors are duly elected or appointed and qualified, or until the earlier of their death, resignation, or removal.

Section 2.07. Governance Matters. Parent shall take such actions as are necessary for the Parent Board to expand the size of the Parent Board and to appoint one current non-employee director of the Company who is a director prior to the Effective Time to be designated by Parent to fill such vacancy, effective as of the Effective Time, to serve until Parent’s 2019 annual meeting of stockholders or such person’s earlier death, retirement, resignation or removal by Parent’s stockholders.

ARTICLE III.

EFFECTS OF THE MERGER

Section 3.01. Conversion of Securities. At and as of the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the Company Stockholders (other than any requisite approval of the principal terms of the Merger by the Company Stockholders in accordance with the DGCL):

(a) Each Company Share held in treasury and each Company Share that is owned, directly or indirectly, by a wholly owned Subsidiary of the Company, Parent or Merger Sub immediately prior to the Effective Time shall be cancelled and shall cease to exist, without any conversion thereof and no payment or distribution shall be made with respect thereto.

(b) Each Company Share issued and outstanding immediately prior to the Effective Time (other than Company Shares to be cancelled in accordance with Section 3.01(a)), shall (i) be converted and exchanged automatically into the right to receive 0.27 shares of Parent Common Stock (such ratio, the “Exchange Ratio”), payable to the holder thereof, in accordance with Section 3.02, (ii) no longer be outstanding, (iii) automatically be cancelled and (iv) cease to exist. Each holder of any such converted and cancelled Company Share shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest. The Company Shares that are to be so converted into the right to receive the Merger Consideration are referred to herein as the “Merger Shares.”

(c) Each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 3.02. Payment of Merger Consideration; Surrender of Company Shares; Stock Transfer Books.

(a) Prior to the Effective Time, Parent or Merger Sub shall appoint as exchange agent a bank or trust company reasonably satisfactory to the Company (the “Exchange Agent”) for the purpose of paying the Merger Consideration to Company Stockholders. Prior to the Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the holders of Merger Shares, shares of Parent Common Stock (which shall be in non-certificated book entry form) sufficient to pay the aggregate Merger Consideration required to be issued in accordance with this Agreement. Parent shall promptly deposit with the Exchange Agent from time to time as needed any cash in lieu of fractional shares of Parent Common Stock to be paid in consideration thereof pursuant to Section 3.02(j) and any dividends or other distributions which a holder of Company Shares has the right to receive pursuant to Section 3.02(i). All shares representing Parent Common Stock and cash deposited with the Exchange Agent are hereinafter referred to as the “Exchange Fund.” Parent will instruct the Exchange Agent to pay the Merger Consideration out of the Exchange Fund in accordance with the terms of this Agreement, and the Exchange Fund will not be used for any purpose other than the payment of the Merger Consideration, cash in lieu of fractional shares, dividends and other distributions in accordance with this ARTICLE III. Notwithstanding the foregoing, any consideration payable in respect of Company Stock Options, Company RSUs and/or Company PSUs will not be deposited with the Exchange Agent but will instead be paid in accordance with Section 3.03.

(b) The cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by Parent; provided that (i) such investments will be in obligations of, or guaranteed by, the United States of America or rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, and (ii) no gain or loss thereon shall affect the amounts payable to the holders of Merger Shares following completion of the Merger pursuant to this ARTICLE III and Parent shall take all actions necessary to ensure that the Exchange Fund includes at all times cash sufficient to satisfy Parent’s obligation under this ARTICLE III. Subject to Parent’s obligations pursuant to this ARTICLE III, any and all interest and other income earned on the Exchange Fund shall promptly be paid to Parent or an Affiliate of Parent as directed by Parent.

(c) As promptly as practicable after the Effective Time, Parent and the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of Merger Shares (other than The Depository Trust Company or its nominee (“DTC”)) as of the Effective Time (and, to the extent commercially practicable, Parent will, or will cause the Exchange Agent to, make available for collection by hand, during customary business hours commencing immediately after the Effective Time, if so elected by any such holder) (i) a letter of transmittal (each such letter, a “Letter of Transmittal”) (which shall be in customary form approved by the Company) and (ii) instructions thereto for use in effecting the surrender of certificates representing Merger Shares (the “Company Share Certificates”) and uncertificated Merger Shares held of record in book entry form (“Uncertificated Company Shares”) in exchange for the Merger Consideration, including cash in lieu of any fractional shares payable pursuant to Section 3.02(j).

(d) Upon surrender to the Exchange Agent of (i) Company Share Certificates or (ii) Uncertificated Company Shares in compliance with the procedures set forth in the Letter of Transmittal and instructions thereto, together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Company Share Certificates or Uncertificated Company Shares shall be entitled to receive in exchange therefor, (A) the number of shares of Parent Common Stock (which shall be in non-certificated book entry form unless a physical certificate is specifically requested) representing, in the aggregate, the whole number of shares of Parent Common Stock that such holder has the right to receive pursuant to this ARTICLE III and (B) the amount of cash such holder has the right to receive pursuant to this ARTICLE III. DTC, upon surrender of the Merger Shares held of record by it in accordance with the customary surrender procedures of DTC and the Exchange Agent, shall be entitled to receive as promptly as practicable in exchange for each surrendered Merger Share, (i) the number of shares of Parent Common Stock representing, in the aggregate, the whole number of shares of Parent Common Stock that DTC has the right to receive pursuant to this ARTICLE III and (ii) the amount of cash DTC has the right to receive pursuant to this ARTICLE III. Each Merger Share surrendered pursuant to this Section 3.02(d) will be cancelled. No interest shall be paid or will accrue on any cash in lieu of fractional shares payable to holders of Company Share Certificates or Uncertificated Company Shares, or any unpaid dividends and distributions payable to holders of Company Share Certificates or Uncertificated Company Shares. No Person beneficially owning Company Shares through DTC will be required to deliver a Letter of Transmittal to receive the Merger Consideration. Any such Person will receive its Merger Consideration in accordance with the customary payment procedures of DTC following the Effective Time.

(e) In the event of a transfer of ownership of Merger Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration in respect of the applicable Merger Shares may be made to a Person other than the Person in whose name the Company Share Certificates or the Uncertificated Company Shares so surrendered are registered if such Company Share Certificates shall be properly endorsed or otherwise be in proper form for transfer or such Uncertificated Company Shares shall be properly documented for transfer and the Person requesting such payment shall pay any transfer Tax or other Taxes required by reason of the payment of the Merger Consideration in respect thereof or establish to the reasonable satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.02, each Company Share Certificate or Uncertificated Company Share shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration.

(f) If any Company Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Company Share Certificate, the Exchange Agent shall pay in respect of Merger Shares to which such lost, stolen or destroyed Company Share Certificate relates the Merger Consideration to which the holder thereof is entitled.

(g) At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Merger Shares thereafter on the records of the Company. From and after the Effective Time, the holders of Company Share Certificates or Uncertificated Company Shares shall cease to have any rights with respect to such shares, except as otherwise provided in this Agreement, the certificate of incorporation of the Surviving Corporation or by applicable Law.

(h) Any portion of the Exchange Fund that remains undistributed to the holders of Merger Shares for six months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Merger Shares who have not theretofore complied with this ARTICLE III shall thereafter look only to the Surviving Corporation for, and the Surviving Corporation shall remain liable for, payment of their claim for the Merger Consideration (and Parent shall take all actions necessary to ensure that the Surviving Corporation has or has access to sufficient funds and shares of Parent Common Stock to make such payments). Any portion of the Exchange Fund remaining unclaimed by holders of Merger Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto. None of Parent, the Exchange Agent or the Surviving Corporation shall be liable to any holder of Merger Shares for any such shares (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(i) No dividends or other distributions with respect to shares of Parent Common Stock issued in the Merger shall be paid to the holder of any unsurrendered Company Shares until such Company Shares are surrendered as provided in this Section 3.02. Following such surrender, subject to the effect of escheat, Tax or other applicable Law, there shall be paid, without interest, to the record holder of the shares of Parent Common Stock, if any, issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of any such shares of Parent Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid, and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

(j) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Company Shares. Notwithstanding any other provision of this Agreement, each holder of Merger Shares who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Company Shares (or affidavits of loss in lieu thereof) surrendered by such holder) shall be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 3.02(j), in lieu of such fractional shares, cash in the amount equal to such fractional amount multiplied by the Parent Common Stock Price.

Section 3.03. Treatment of Company Stock Options, Company RSUs and Company PSUs. As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Effective Time, the Company Board (or, if appropriate, any committee administering any Company Equity Plan) will adopt resolutions, and the Company will take all other actions as may be necessary or required in accordance with applicable Law and each Company Equity Plan (including, the award agreements in respect of awards granted thereunder) to give effect to this Section 3.03 to provide that:

(a) Each Company Stock Option that is outstanding immediately prior to the Effective Time (whether vested or unvested) shall, immediately prior to the Effective Time, automatically and without any action on the part of any holder of any Company Stock Option be cancelled and, in exchange therefor, converted into the right to receive an amount of cash, if any, equal to the product of (i) the number of Company Shares issuable upon the exercise of the Company Stock Option, multiplied by (ii) the excess, if any, of the (A) the Company Equity Award Consideration and (B) the exercise price of the Company Stock Option. For the avoidance of doubt, any Company Stock Option with an exercise price equal to or in excess of the Company Equity Award Consideration shall, automatically and without any action on the part of any holder of any Company Stock Option, be cancelled without any action on the part of the holder thereof and without any payment to the holder thereof. As soon as practicable following the Effective Time, the Surviving Corporation shall pay to each holder of a Company Stock Option, the consideration (if any) required to be paid to such holder pursuant to this Section 3.03(a), subject to Section 3.05.

(b) Each Company RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall, automatically and without any action on the part of any holder of any Company RSU, be cancelled and, in exchange therefor, converted into the right to receive an amount of cash (without interest) equal to the product of (i) the number of Company Shares in respect of the Company RSU, multiplied by (ii) the Company Equity Award Consideration. As soon as practicable following the Effective Time, the Exchange Agent, Parent or the Surviving Corporation shall pay to each holder of such Company RSUs the consideration required to be paid to any such holder pursuant to this Section 3.03(b), subject to Section 3.05; provided, however, that to the extent that any such Company RSU constitutes nonqualified deferred compensation subject to Section 409A of the Code, such cash payment shall be paid in accordance with the applicable award’s terms and at the earliest time permitted under the terms of such award that will not result in the application of a Tax or penalty under Section 409A of the Code.

(c) Each Company PSU that is outstanding and unvested immediately prior to the Effective Time shall, immediately prior to the Effective Time, vest, and the underlying number of Company Shares earned be determined, based on the maximum level of achievement of the applicable performance goals. All Company PSUs that are vested immediately prior to the Effective Time or vest pursuant to this Section 3.03(c) shall, automatically and without any action on the part of any holder of any Company PSU, be cancelled and, in exchange therefor, converted into the right to receive an amount of cash (without interest) equal to the product of (i) the number of Company Shares earned in respect of the Company PSU (as determined pursuant to the preceding sentences), multiplied by (ii) the Company Equity Award Consideration. As soon as practicable following the Effective Time, the Surviving Corporation shall pay to each holder of such Company PSUs the consideration required to be paid to any such holder pursuant to this Section 3.03(c), subject to Section 3.05; provided, however, that to the extent that any such Company PSU constitutes nonqualified deferred compensation subject to Section 409A of the Code, such cash payment shall be paid in accordance with the applicable award’s terms and at the earliest time permitted under the terms of such award that will not result in the application of a Tax or penalty under Section 409A of the Code.

(d) Effective as of the Effective Time, Parent shall assume the Company Equity Awards that are outstanding as of the Effective Time in accordance with the terms of this Section 3.03 and sponsorship of each Company Equity Plan, provided that references to the Company therein shall thereupon be deemed references to Parent and references to Company Common Stock therein shall be deemed references to Parent Common Stock with appropriate equitable adjustments to reflect the Transactions. At least 15 days prior to the Effective Time, the Company shall deliver to the holders of the Company Equity Awards notices, in form and substance reasonably acceptable to Parent, setting forth the treatment of the Company Equity Awards pursuant to this Agreement.

Section 3.04. No Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to Company Stockholders or any other holder of Company Shares in connection with the Merger.

Section 3.05. Withholding Rights. Notwithstanding anything in this Agreement to the contrary, the Company, the Surviving Corporation, Parent, Merger Sub and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and any other payment otherwise payable pursuant to this Agreement to any holder of Company Shares, Company Stock Options, Company RSUs or Company PSUs, as applicable, such amounts or securities as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law. Any applicable Tax withholdings with respect to the consideration payable to a holder of Company Stock Options, Company RSUs or Company PSUs, as applicable, pursuant to Section 3.03 shall be withheld and reduce the amounts payable in respect of such holder’s Company Stock Options, Company RSUs, or Company PSUs, as applicable. Prior to the Effective Time, Parent, Merger Sub or the Exchange Agent, as appropriate, shall provide commercially reasonable notice to the Company upon becoming aware of any such withholding obligation (other than with respect to Company Stock Options, Company RSUs or Company PSUs) and shall cooperate with the Company to the extent reasonable to obtain reduction of or relief from such withholding. To the extent that amounts are so withheld and timely paid over to or deposited with the applicable Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Shares, Company Stock Options, Company RSUs or Company PSUs, as applicable, in respect of which such deduction and withholding was made by the Company, the Surviving Corporation, Parent, Merger Sub or the Exchange Agent, as applicable.

Section 3.06. Adjustments to Prevent Dilution. Notwithstanding any provision of this ARTICLE III to the contrary, if between the date of this Agreement and the Effective Time the outstanding shares of Parent Common Stock or Company Shares shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, split, combination, exchange of shares or similar transaction, the Merger Consideration and any other similarly dependent item, as the case may be, shall be appropriately adjusted to reflect fully the effect of such stock dividend, subdivision, reclassification, split, combination, exchange of shares or similar transaction and to provide the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 3.06 shall be construed as permitting the Company to take any action or enter into any transaction otherwise prohibited by this Agreement.

Section 3.07. Tax Characterization of Merger. The Company and Parent each acknowledges and agrees that for U.S. federal income Tax purposes the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each of the Company and Parent shall report the Merger in accordance with the foregoing and shall not take any position inconsistent therewith unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the Company Disclosure Letter or (b) as set forth in the Company SEC Reports filed from and after April 10, 2017 and prior to the date of this Agreement (excluding all disclosures in any “Risk Factors” section and any disclosures included in any such Company SEC Reports that are forward looking in nature), but only to the extent such disclosure is reasonably apparent from a reading of such Company SEC Reports that such disclosure is relevant to such Section of ARTICLE IV below, the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.01. Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own, operate and lease its properties and assets and carry on its business as now conducted. The Company is duly qualified or licensed to do business as a foreign corporation and is, to the extent applicable, in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the conduct or nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.02. Certificate of Incorporation and Bylaws.

(a) The Company has made available to Parent copies of the Company Certificate and Company Bylaws, and the copies of such documents are complete and correct and contain all amendments and supplements thereto as in effect on the date of this Agreement. The Company Certificate and Company Bylaws are in full force and effect and the Company is not in violation of any of their respective provisions.

(b) The Company has made available to Parent and Merger Sub correct and complete (other than redactions of competitively sensitive information) copies of the minutes and, in the case of action by the Company Board or the committees thereof, written consents (or, in the case of minutes or written consents that have not yet been finalized, drafts thereof) of all meetings of Company Stockholders and meetings of or action by the Company Board and each committee thereof. Such minutes and written consents made available to Parent and Merger Sub contain true, complete and correct records, in all material respects, of all meetings and other material corporate actions held or taken through the date of this Agreement by the Company Stockholders, the Company Board and committees thereof, other than with respect to redactions of competitively sensitive information.

Section 4.03. Company Subsidiaries.

(a) Each of the Company’s Subsidiaries, together with the jurisdiction of organization or formation of each such Subsidiary, is set forth in Section 4.03(a) of the Company Disclosure Letter. Other than the Company’s Subsidiaries or as set forth in Section 4.03(a) of the Company Disclosure Letter, the Company does not own or control, directly or indirectly, any membership interest, partnership interest, joint venture interest, other equity interest or any other capital stock of any Person. Each of the Company’s Subsidiaries is a corporation, partnership, limited liability company, trust or other organization that is duly incorporated or organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company’s Subsidiaries has the requisite corporate, limited partnership, limited liability company or similar power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each of the Company’s Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the conduct or nature of its business makes such qualification or licensing necessary, except for jurisdictions in which the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of its Subsidiaries. Other than as set forth in Section 4.03(b) of the Company Disclosure Letter, all of such shares and other equity interests so owned by the Company are validly issued, fully paid and nonassessable and are owned by it free and clear of any Liens or limitations on voting rights, are free of preemptive rights and were issued in compliance with applicable Law. There are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character relating to the issuance, transfer, sales, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for any of the capital stock or other equity interests of, or other ownership interests in, any Subsidiary of the Company. There are no agreements requiring the Company or any of its Subsidiaries to make contributions to the capital of, or lend or advance funds to, any Subsidiary of the Company or any other Person.

(c) Other than as set forth in Section 4.03(c) of the Company Disclosure Letter, no Subsidiary of the Company has (i) any legal or beneficial ownership interest in any Company Shares, (ii) a minimum cash capitalization or other cash reserve requirement set by Law, Contract or its constituent documents, or (iii) revenues, cash or other financial instruments that may not be readily repatriated, including by dividend, distribution or other means, without penalty or any assessed Tax at any time to the United States of America.

Section 4.04. Capitalization.

(a) The authorized capital stock of the Company consists of 60,000,000 Company Shares and 5,000,000 shares of preferred stock, par value $0.01 per share, of the Company (“Company Preferred Shares”). As of the close of business on February 12, 2018 (the “Capitalization Date”), (i) 19,917,043 Company Shares were issued and outstanding and (ii) no Company Shares were held in the treasury of the Company. As of the Capitalization Date, (i) 647,719 Company Shares were subject to outstanding Company Stock Options, (ii) no shares of Company Restricted Stock were outstanding, (iii) 514,441 Company Shares were subject to outstanding Company RSUs, (iv) 1,443,362 Company Shares were subject to outstanding Company PSUs, (v) 798,612 Company Shares were available for future awards under the Company Equity Plans, (vi) 3,999,907 Company Shares were reserved and available for issuance upon conversion of the Company’s 4.25% Convertible Senior Notes due 2018, and (vii) 11,949,520 Company Shares were reserved and available for issuance upon conversion of the Company’s 8.0% Senior Secured Second Lien Convertible Notes. No Company Preferred Shares are issued and outstanding. All of the outstanding Company Shares have been duly authorized and validly issued, are fully paid and nonassessable, are free of preemptive rights and were issued in compliance with applicable Law. All Company Shares subject to issuance upon exercise of Company Stock Options or vesting of Company RSUs or Company PSUs will be, upon issuance on the terms and conditions specified in the Company RSUs or Company Equity Plans and award agreements pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. None of the Company Stock Options were granted with an exercise price below the fair market value of Company Shares on the date of the grant. As of immediately prior to the Effective Time, pursuant to the agreements as set forth on Section 4.12(k) of the Company Disclosure Letter, none of the Company Equity Awards to which such agreements relate shall have been exercised, converted into Company Shares or otherwise settled into Company Shares, and all such Company Equity Awards shall, except to the extent they have been forfeited in accordance with their terms, continue to be outstanding and shall be treated in accordance with Section 3.03.

(b) Except for any changes since the close of business on the Capitalization Date resulting from the exercise of Company Stock Options outstanding on such date, or the vesting of Company RSUs or Company PSUs outstanding on such date, or actions taken after such date in compliance with this Agreement, except as set forth in Section 4.04(a), there are no outstanding (i) shares of capital stock of, or other voting securities or ownership interests in, the Company, (ii) options, warrants or other rights, Contracts, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, or other equity interests in, the Company or (iii) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of or provide economic benefits based, directly or indirectly, on the value or price of any capital stock or other voting or ownership interests in the Company.

(c) Section 4.04(c) of the Company Disclosure Letter sets forth a listing of (i) all Company Equity Plans and (ii) all Company Stock Options, Company RSUs and Company PSUs outstanding as of the close of business on the Capitalization Date, and, with respect to each such award, (A) the date of grant and name of holder of each such Company Stock Option, Company RSUs and Company PSUs (B) the Company Equity Plan under which each such award was granted, (C) the portion of such award vested and unvested as of the close of business on the Capitalization Date, and (D) if applicable, the exercise price or repurchase price therefor. There have been no re-pricings of any Company Stock Options through amendments, cancellations and reissuance or other means during the current or prior two calendar years.

(d) There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Shares or any other equity securities of the Company, or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person that would be material to the Company and its Subsidiaries, taken as a whole.

(e) There are no voting trusts or other Contracts to which the Company or any of its Subsidiaries is a party with respect to the voting of any capital stock of, or other equity interest in, the Company or any of its Subsidiaries.

(f) Section 4.04(f) of the Company Disclosure Letter sets forth all outstanding bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries that have the right to vote (or are convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of equity securities in the Company or any of its Subsidiaries may vote.

Section 4.05. Authority; Validity and Effect of Agreements; Company Board Approval.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party, and subject to the Company Stockholder Approval, to perform its obligations hereunder and thereunder and to consummate the Transactions. Except for the approvals described in the following sentence, the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions have been duly and validly authorized by all requisite corporate action on behalf of the Company, including by the Company Board. No other corporate proceedings on the part of the Company or any of its Subsidiaries are necessary to authorize this Agreement or to consummate the Transactions, except, in the case of the Merger, for the affirmative vote of holders of a majority of the issued and outstanding Company Shares for adoption of this Agreement (the “Company Stockholder Approval”) and the filing of the Certificate of Merger pursuant to the DGCL. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by rules of law and equity governing specific performance, injunctive relief and other equitable remedies (the “Bankruptcy and Equity Exception”).

(b) At a meeting duly called and held, prior to the execution of this Agreement, at which all of the directors of the Company were present and voting in favor, the Company Board unanimously adopted resolutions (which resolutions have not been rescinded, modified or withdrawn in any way, except following the date of this Agreement, in accordance with Section 6.06) (i) approving and declaring the advisability of this Agreement, (ii) approving the execution, delivery and performance of this Agreement and the consummation of the

Transactions, including the Merger, (iii) determining this Agreement and the Merger to be in the best interests of the Company and the Company Stockholders, (iv) recommending that the Company Stockholders adopt this Agreement (the “Company Board Recommendation”) and (v) resolving to make the Company Board Recommendation to the Company Stockholders and directing that the Merger Agreement be submitted for adoption by the Company Stockholders at the Company Stockholders’ Meeting.

Section 4.06. No Conflict; Required Filings and Consents.

(a) The execution and delivery by the Company of this Agreement and all other agreements and documents contemplated hereby to which it is a party and the consummation by the Company of the Transactions do not and will not, directly or indirectly (with or without notice or lapse of time or both), and the compliance by the Company with its obligations hereunder and thereunder will not, directly or indirectly (with or without notice or lapse of time or both), (i) result in a violation or breach of or conflict with the Company Certificate or Company Bylaws, (ii) subject to obtaining or making the consents, approvals, Orders, authorizations, registrations, declarations, filings and other actions described in Section 4.06(b), conflict with or violate any Law or rule of NASDAQ applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound, (iii) result in any violation or breach of or conflict with any provisions of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to any right of purchase, termination, amendment, acceleration or cancellation) under, or result in the loss of any benefit under, or result in the triggering of any payments pursuant to, any of the terms, conditions or provisions of any Contract or Permit to which the Company or any of its Subsidiaries is a party or by which it or any of its respective properties or assets may be bound or (iv) result in the creation of any Lien, except for Permitted Liens, on any property or asset of the Company or any of its Subsidiaries, except, with respect to clauses (ii), (iii) and (iv), for such violations, breaches, conflicts, defaults, rights of purchase, terminations, amendments, accelerations, cancellations, losses of benefits, payments or Liens that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) No consent, approval, Order or authorization of, or registration, qualification, designation or filing with or notification to, any Governmental Authority is required on the part of the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation by the Company of the Transactions, other than (i) (A) the applicable requirements of the Exchange Act and other applicable federal securities Laws, (B) the applicable requirements of state securities, takeover and “blue sky” Laws, (C) the applicable requirements of NASDAQ, (D) the HSR Act and (E) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger pursuant to the DGCL, and (ii) such other consents, approvals, Orders, authorizations, registrations, qualifications, designations, filings or notifications that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.07. Compliance with Laws; Permits.

(a) The Company and its Subsidiaries are, and since February 1, 2015 have been, in compliance with all Laws applicable to them, any of their properties or other assets or any of their businesses or operations, except where any such failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, since February 1, 2015, no Governmental Authority has issued any notice or notification stating that the Company or any of its Subsidiaries is not in compliance with any Law, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and each of its Subsidiaries hold all material licenses, franchises, permits, certificates, consents, orders, approvals and authorizations from Governmental Authorities, or required by Governmental Authorities to be obtained, in each case, that are necessary for the Company and its Subsidiaries to own, lease or operate their properties and assets and to carry on their businesses as currently conducted (collectively, “Permits”) and each such material Permit is in full force and effect. Since February 1, 2015, neither the Company nor any of its Subsidiaries has received written notice to the effect that a Governmental Authority was considering the amendment, termination, revocation or cancellation of any such material Permit. Each of the Company and its Subsidiaries is, and since February 1, 2015 has been, in compliance with the terms of its Permits, except where non-compliance with such Permit would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written communication since February 1, 2015 from any Governmental Authority or, to the Knowledge of the Company, from any employee, licensee, licensor, vendor or supplier of the Company or any of its Subsidiaries that alleges that the Company or any of its Subsidiaries is not in compliance in all material respects with, or is subject to any material Liability under, any Permit that is material to the Company and its Subsidiaries taken as a whole, or relating to the revocation or modification of any Permit that is material to the Company and its Subsidiaries taken as a whole. The consummation of the Transactions, in and of itself, will not cause the revocation or cancellation of any Permit that is material to the Company and its Subsidiaries, taken as a whole.

(c) With respect to each material Government Contract and Government Bid, (i) each of the Company and its Subsidiaries is in compliance in all material respects with all requirements of Law pertaining to such Government Contract or Government Bid, (ii) each representation and certification executed by the Company or its Subsidiaries pertaining to such Government Contract or Government Bid was true and correct in all material respects as of its applicable date, (iii) neither the Company nor any of its Subsidiaries has submitted, directly or indirectly, to any Governmental Authority any cost or pricing data which is inaccurate or untruthful in any material respect in connection with such Government Contract or Government Bid and (iv) there is no suspension, stop work order, cure notice or show cause notice in effect for such Government Contract nor, to the Knowledge of the Company, is any Governmental Authority threatening to issue one.

(d) To the Knowledge of the Company, there is no: (i) administrative, civil or criminal investigation, indictment, writ of information or audit of the Company, any of its Subsidiaries or any director, officer or employee of the Company or any of its Subsidiaries by any Governmental Authority with respect to any alleged or potential violation of Law regarding any material Government Contract or Government Bid; (ii) suspension or debarment proceeding, nor any matters pending reasonably likely to lead to a suspension or debarment proceeding, against the Company, any of its Subsidiaries or any director, officer or employee of the Company or any of its Subsidiaries; or (iii) contracting officer’s decision or legal proceeding by which a Governmental Authority claims that the Company or any of its Subsidiaries is liable to a Governmental Authority, in each case, with respect to any material Government Contract. Since February 1, 2015, neither the Company nor any of its Subsidiaries nor any of the Company’s or its Subsidiaries’, directors, officers nor, to the Company’s Knowledge, employees has conducted or initiated any internal investigation, or made a voluntary disclosure to any Governmental Authority, with respect to any alleged material misstatement or omission arising under or relating to any material Government Contract or Government Bid.

(e) The Company and its Subsidiaries and their respective employees possess all government security clearances necessary to perform the Government Contracts, and all such security clearances are valid and in force and effect. To the Knowledge of the Company, none of the officers, directors, employees or Representatives of the Company or any of its Subsidiaries has: (i) made any payments or used any funds to influence transactions involving the United States government in violation of Law; (ii) failed to file any required lobbying reports pursuant to the Lobbying Disclosure Act of 1995; (iii) used any corporate or other funds or given anything of value for unlawful gratuities, contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of any applicable Law; or (iv) accepted or received any unlawful contributions, payments, expenditures or gifts.

Section 4.08. SEC Filings; Financial Statements; Internal Controls.

(a) The Company SEC Reports constitute all forms, reports, schedules, registration statements, definitive proxy statements and other documents (including all exhibits) required to be filed by the Company with the SEC since February 1, 2015. As of their respective dates (or, if amended, as of the date of such amendment), the Company SEC Reports filed on or prior to the date of this Agreement (i) complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, applicable to such Company SEC Reports and (ii) no such Company SEC Report contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. There are no outstanding or unresolved comments received from the SEC staff with respect to any Company SEC Reports filed on or prior to the date of this Agreement. To the Knowledge of the Company, none of the Company SEC Reports filed on or prior to the date of this Agreement is the subject of ongoing SEC review or investigation. None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act.

(b) Each of the consolidated balance sheets and the related consolidated statements of operations, consolidated statements of stockholders’ equity and consolidated statements of cash flows (including, in each case, any related notes and schedules thereto) contained in the Company SEC Reports, each as amended (collectively, the “Company Financial Statements”), (i) complied in all material respects with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (ii) fairly presented, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).

(c) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, in each case, with respect to the Company SEC Reports, and the statements contained in such certifications were true and complete on the date such certifications were made. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(d) Since February 1, 2015 through the date of this Agreement, (i) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any director or executive officer of the Company or any of its Subsidiaries has received any complaint, allegation, assertion or claim, in writing that the Company or any of its Subsidiaries has engaged in improper, illegal or fraudulent accounting or auditing practices, and (ii) to the Knowledge of the Company, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company.

(e) The Company has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) promulgated by the SEC under the Exchange Act) in compliance with the Exchange Act.

(f) The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) in compliance with the Exchange Act.

(g) The Company is in compliance in all material respects with all current listing and corporate governance requirements of NASDAQ and is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act and the SEC.

(h) Section 4.08(h) of the Company Disclosure Letter lists with respect to cash, cash equivalents and short-term and long-term investment balances as of the date of the Most Recent Company Balance Sheet and as of January 31, 2018 (i) the countries in which such items are maintained and the amount of such items held in such countries, (ii) the investment type, maturity date, currency and obligor of each instrument and/or investment that comprised such items and (iii) all restrictions on use of such items.

Section 4.09. Absence of Undisclosed Liabilities.

(a) The Company and its Subsidiaries do not have any Liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise or whether due or to become due), except for Liabilities (i) reflected on or reserved against in the Most Recent Company Balance Sheet, (ii) incurred in the ordinary course of business consistent with past practice since the date of the Most Recent Company Balance Sheet, (iii) under executory Contracts to which the Company or any of its Subsidiaries are bound, other than as a result of a breach thereof, and (iv) as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated under the Securities Act)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material Liabilities of, the Company or any of its Subsidiaries in the Company Financial Statements or any Company SEC Reports.

Section 4.10. Absence of Certain Changes or Events. Except as set forth on Section 4.10 of the Company Disclosure Letter, since the Most Recent Company Balance Sheet through the date of this Agreement, (a) the Company and its Subsidiaries have conducted their business in the ordinary course of business consistent with past practice, (b) there has not been an event, occurrence, condition, change, development, state of facts or circumstance that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (c) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement without the prior written consent of Parent, would constitute a breach of Section 6.02.

Section 4.11. Absence of Litigation. Except as set forth in Section 4.11 of the Company Disclosure Letter, there is (a) no Action pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries or any of its or their respective properties or assets, (b) no settlement or similar agreements that impose any ongoing obligation or restriction on the Company or any of its Subsidiaries or (c) no Action pending or overtly threatened by the Company against any third party, except, in each case, as would not reasonably be expected to, individually or in the aggregate, result in a material Liability to the Company. Neither the Company nor any of its Subsidiaries is subject to any Orders of any Governmental Authorities that would reasonably be expected to, individually or in the aggregate, result in a material Liability to the Company. There are no internal investigations or internal inquiries that, since February 1, 2015, have been or are being conducted by or at the direction of the Company Board (or any committee thereof) concerning any financial, accounting or other misfeasance or malfeasance issues or that could reasonably be expected to lead to a voluntary disclosure to, or enforcement Action by, any Governmental Authority.

Section 4.12. Employee Plans.

(a) Section 4.12(a) of the Company Disclosure Letter lists, as of the date of this Agreement, each material Plan. A “Plan” means (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (ii) all bonus, incentive, equity or equity-based compensation, stock purchase, deferred compensation, retiree medical, life insurance, retirement, health and welfare benefit, workers’ compensation, salary continuation, section 125 cafeteria, health reimbursement, flexible spending, dependent care, employee loan, individual tax gross up, leave of absence, vacation pay, educational assistance, employee assistance or other material employee benefit plans, policies or agreements and (iii) all employment, retention, individual consulting, change of control, retention, termination, severance or other similar agreements, in each case, that is sponsored, maintained, contributed to, or required to be contributed to by the Company or any ERISA Affiliate, or with respect to which the Company or any ERISA Affiliate is a party or has any Liability (contingent or otherwise). Section 4.12(a) of the Company Disclosure Letter separately identifies all material Plans that are primarily for the benefit of current or former employees, officers, directors or consultants of the Company or any of its Subsidiaries who are located outside of the United States (“Foreign Plans”), but shall not be required to list any Foreign Plan that is not material or that is maintained in a country where the Company employs fewer than 30 employees.

(b) The Company has made available to Parent correct and complete copies of each of the following documents with respect to each Plan listed on Section 4.12(a) of the Company Disclosure Letter, to the extent applicable: (i) documents setting forth the material terms of each such Plan (including all material amendments thereto and versions of equity agreements); (ii) the most recent annual report (Form 5500) filed with the Internal Revenue Service (“IRS”), including attached schedules, or comparable annual report for a Foreign Plan; (iii) the most recent actuarial report, if any; (iv) the most recently received IRS or other governmental determination, opinion or registration letter, if any; (v) the most recent summary plan description (or other written description of such Plan provided to employees) and all material modifications thereto; (vi) any related trust agreement or other funding instrument for the Plan; (vii) all material correspondence to or from the IRS, the United States Department of Labor (“DOL”), the Pension Benefit Guaranty Corporation (“PBGC”) or any other Governmental Authority received in the last three years with respect to such Plan; and (viii) written summaries of all material non-written Plans.

(c) Each Plan has been established, maintained, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. No non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code and Section 406 of ERISA, has occurred with respect to the Plans that could reasonably be expected to, individually or in the aggregate, result in material Liability to the Company. Each Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely on a favorable opinion issued by the IRS, and, to the Knowledge of the Company, no fact or event has occurred since the date of such determination letter which could reasonably be expected to result in the revocation of such letter. There are no investigations by any Governmental Authority, termination proceedings or other claims or litigation, pending or to the Knowledge of the Company, threatened or for which there are facts that could form a reasonable basis, against or relating to any Plan or asserting any rights to or claims for benefits under any Plan, the assets or any of the trusts under such Plan or the plan administrator, or against any fiduciary of any Plan with respect to the operation of the Plan (except routine claims for benefits payable under the Plans) other than any such investigations, proceedings or claims that would not reasonably be expected to, individually or in the aggregate, result in material Liability to the Company. All contributions, premiums and benefit payments under or in connection with the Plans that are required to have been made as the date of this Agreement in accordance with the terms of the Plans or applicable Law have been timely made in all material respects. There has been no act, omission or condition with respect to any Plan that would be reasonably likely to subject the Company or its Subsidiaries to any material fine, penalty, Tax or Liability of any kind imposed under ERISA, the Code or applicable Law.

(d) Except as disclosed in Section 4.12(d) of the Company Disclosure Letter, none of the Company, its Subsidiaries or any of their respective ERISA Affiliates, contributes to, has contributed to during the past six (6) years, or otherwise participates in or has any Liability with respect to any (i) defined benefit plan (as defined in Section 3(35) of ERISA), whether or not subject to ERISA, (ii) Multiemployer Plan or (iii) multiple employer plan subject to Sections 4063 or 4064 of ERISA.

(e) Within the six-year period ending on the date of this Agreement, neither the Company, its Subsidiaries nor any of their Affiliates and any trade or business (whether or not incorporated) that is or has ever been under common control, or that is or has ever been treated as a single employer, with the Company or its Subsidiaries under Section 414(b), (c), (m) or (o) of the Code (“ERISA Affiliate”) have terminated any a defined benefit plan, or incurred any outstanding Liability under Section 4062 of ERISA to the Pension Benefits Guaranty Corporation or to a trustee appointed under Section 4042 of ERISA. No event has occurred and no condition exists that would subject the Company or its Subsidiaries, including by reason of its affiliation with any ERISA Affiliate, to any material Liability imposed under Title IV of ERISA or Code Section 412 other than premium payments to the PBGC. Each Plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code is listed on Section 4.12(d) of the Company Disclosure Letter and: (i) each such Plan satisfies all minimum funding requirements under Sections 412, 430 and 431 of the Code and Sections 302, 303 and 304 of ERISA, whether or not waived; (ii) no Lien in favor of any such Plan has arisen under Section 430(k) of the Code or Section 303(k) of ERISA; (iii) such Plan is not in “at risk status” within the meaning of Section 430(i) of the Code or Section 303(i) of ERISA; (iv) the PBGC has not instituted proceedings to terminate such Plan; and (v) except as would not reasonably be expected to, individually or in the aggregate, result in material Liability to the Company, there has not been any “reportable event” (as that term is defined in Section 4043 of ERISA) during the last six years as to which the 30-day advance notice requirement has not been waived.

(f) With respect to each Multiemployer Plan to which the Company, its Subsidiaries or any ERISA Affiliate has an obligation to contribute or otherwise participates in or has any Liability, except as would not reasonably be expected to, individually or in the aggregate, result in a Company Material Adverse Effect: (i) to the Knowledge of the Company, no such Multiemployer Plan (A) is in endangered status (under Section 432(b)(1) of the Code or Section 305(b)(1) of ERISA), (B) is in critical status (under Section 432(b)(2) of the Code or Section 305(b)(2) of ERISA), or (C) has requested or been granted by the IRS any waiver of the minimum funding standards of Section 302 of ERISA and Section 412 of the Code; (ii) none of the Company, its Subsidiaries nor any ERISA Affiliates has received, and, to the Knowledge of the Company, no conditions or circumstances exist that could reasonably be expected to result in, a notice of endangered or critical status pursuant to Section 432(b)(3)(D) of the Code or Section 305(b)(3)(D) of ERISA in respect of any such Multiemployer Plan; and (iii) none of the Company, its Subsidiaries nor any ERISA Affiliates would incur any withdrawal Liability (within the meaning of Part 1 of Subtitle E of Title IV of ERISA) if any Company, its Subsidiaries or any ERISA Affiliates withdrew (within the meaning of Part 1 of Subtitle E of Title IV of ERISA) on or prior to the Closing Date from each Multiemployer Plan to which such entity has any obligation to contribute on the date of this Agreement.

(g) Neither the Company nor any of its Subsidiaries has any material obligation or Liability (contingent or otherwise) to provide post-retirement life insurance or health benefits coverage for current or former officers, directors, or employees of the Company or any of its Subsidiaries except as may be required under Part 6 of Title I of ERISA or state insurance laws.

(h) Except as set forth in Section 4.12(h) of the Company Disclosure Letter, no Plan or other arrangement maintained by the Company or any Subsidiary, either individually or collectively, exists that, as a result of the execution of this Agreement and the consummation of the Transactions, whether alone or together with any other event(s), could (i) result in any payment (including severance, deferred compensation, Tax gross-up, retention, bonus or other payment) becoming due under any of the Plans or other arrangements, (ii) result in the acceleration or increase in any payment or benefit, the vesting or funding (through a grantor trust or otherwise) of compensation or benefits under or any payment, contribution or funding obligation pursuant to any of the Plans or other arrangement or (iii) result in any payment that would not be deductible by reason of Section 280G of the Code. Except as set forth in Section 4.12(h) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries have any indemnity or gross-up obligations for any Taxes imposed under Section 4999 of the Code.

(i) Each Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A of the Code) has been maintained in material compliance with Section 409A of the Code and the rules and regulations thereunder in both operation and documentation. Neither the Company nor any of its Subsidiaries have any indemnity or gross-up obligations for any Taxes imposed under Section 409A of the Code.

(j) Except as would not reasonably be expected to, individually or in the aggregate, result in a material Liability to the Company, each Foreign Plan (i) has been maintained, operated and funded in all material respects in accordance with all applicable Law, (ii) if it is intended to qualify for special tax treatment, has met all material requirements for such treatment and (iii) if it is intended to be funded and/or book reserved, is fully funded and/or book reserved, based on reasonable actuarial assumptions, where applicable.

(k) The Company has entered into the agreements set forth on Section 4.12(k) of the Company Disclosure Letter with certain holders of Company Equity Awards regarding the treatment of such Company Equity Awards.

(l) All grants of Company Stock Options, Company RSUs and Company PSUs were, in all material respects, validly made and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance in all material respects, with all applicable Laws and recorded on the consolidated financial statements of the Company in accordance with GAAP, and no such grants of Company Stock Options involved any “back dating,” “forward dating” or similar practices.

Section 4.13. Labor Matters.

(a) Section 4.13(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of each employee of the Company or its Subsidiaries, including with respect to such persons (i) title, (ii) work location, (iii) employing entity, (iv) union/non-union status, (v) base salary, (vi) leave status, (vii) bonus opportunity, and (viii) exempt/non-exempt classification.

(b) Section 4.13(b) of the Company Disclosure Letter lists, as of the date of this Agreement, each collective bargaining agreement to which the Company or its Subsidiaries are a party. There is no, and in the past three years has not been any, (i) picketing, strikes, work stoppages, work slowdowns, lockouts or other similar occurrence pending or, to the Knowledge of the Company, threatened against or involving the Company or its Subsidiaries, (ii) unfair labor practice charges or other material labor disputes pending or, to the Knowledge of the Company, threatened by or on behalf of any employee or group of employees of the Company or its Subsidiaries, (iii) election, petition or any other organizing activity, by a labor union or representative thereof to organize any employees of the Company or its Subsidiaries or (iv) material grievance or arbitration demands against the Company or any of its Subsidiaries whether or not filed pursuant to a collective bargaining agreement.

(c) The Company and its Subsidiaries are in compliance with all Laws respecting the employment of labor, including wages and hours, fair employment practices, discrimination, terms and conditions of employment, workers’ compensation, exempt/non-exempt classification, classification of contractors, collection and payment of withholding and/or social security taxes and any similar Tax, occupational safety, the Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” Law and the Immigration Reform and Control Act, as amended, except where the failure to be in compliance with the foregoing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) There are no, and in the past three years have not been any, material complaints, audits, charges, claims, litigations or actions against the Company or its Subsidiaries, brought by or filed with (or, to the Knowledge of the Company, threatened to be brought by or filed with) any Governmental Authority or current or former service provider of the Company or its Subsidiaries based on, arising out of, in connection with, or otherwise relating to the employment or other engagement, termination of employment or other engagement, or failure to employ or otherwise engage any person by the Company or its Subsidiaries.

Section 4.14. Intellectual Property.

(a) Section 4.14(a) of the Company Disclosure Letter sets forth an accurate and complete list of all Registered Intellectual Property, all material unregistered Marks used by the Company or any of its Subsidiaries and all material Software owned or purported to be owned by the Company or any of its Subsidiaries. Section 4.14(a) of the Company Disclosure Letter lists, for each item of Registered Intellectual Property listed, the owner of such item of Registered Intellectual Property, the registration or application date and number (as applicable) of such item of Registered Intellectual Property and the jurisdiction in which such item of Registered Intellectual Property has been issued or registered or in which any application for issuance and registration has been filed.

(b) The Company and its Subsidiaries have sufficient rights to use the Company Intellectual Property and IT Assets in connection with the operation of their businesses as currently conducted, all of which rights shall survive the consummation of the Transactions other than as set forth in Section 4.14(b) of the Company Disclosure Letter. The Company Intellectual Property includes all material Intellectual Property used or held for use in connection with the operation of the business of the Company and its Subsidiaries as currently conducted. The Company or one of its Subsidiaries (i) is the exclusive owner of all right, title and interest in and to each item of Company Intellectual Property free and clear of all Liens other than Permitted Liens, and (ii) has a valid license to use all other Company Intellectual Property in connection with the operation of the business of the Company and its Subsidiaries as currently conducted, subject only to the terms of the Company IP Agreements. The Company and its Subsidiaries have taken reasonable measures to maintain the confidentiality and value of all confidential information used or held for use in connection with the operation of their businesses as currently conducted. The material Company Intellectual Property is (i) valid, subsisting and enforceable, (ii) currently in compliance in all material respects with any and all formal legal requirements necessary to maintain the validity and enforceability thereof, and (iii) not subject to any outstanding Order adversely affecting in any material respect the Company’s or any of its Subsidiaries’ use thereof or rights thereto, or that would materially impair the validity or enforceability thereof.

(c) Since January 1, 2015 (i) there has been no Action pending, asserted or threatened in writing by any Person alleging infringement, misappropriation or other violation by the Company or any of its Subsidiaries of any Intellectual Property of any Person, (ii) the conduct of the business of the Company and its Subsidiaries has not infringed, misappropriated or otherwise violated any Intellectual Property of any Person, (iii) neither the Company nor any of its Subsidiaries has asserted or threatened any Action alleging a violation, infringement or misappropriation by any Person of any Company Intellectual Property and (iv) to the Company’s Knowledge, no Person is infringing, misappropriating or otherwise violating any Company Intellectual Property.

(d) The IT Assets operate and perform in all material respects as required in connection with the operation of the businesses of the Company and its Subsidiaries as currently conducted. The IT Assets have not materially malfunctioned or failed during the past two years and, to the Company’s Knowledge, do not contain any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants or effects that (i) significantly disrupt or adversely affect the functionality of any IT Assets or systems, except as disclosed in their documentation, or (ii) enable any Person to access without authorization any IT Assets. The Company and its Subsidiaries have implemented (i) commercially reasonable measures to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby), and (ii) commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan, in each case consistent with customary industry practices.

Section 4.15. Taxes.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i) All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extensions actually obtained) and such Tax Returns are true, complete, and correct in all respects.

(ii) All Taxes due and owing by the Company or any of its Subsidiaries have been timely paid. The unpaid Taxes of the Company and its Subsidiaries did not, as of the date of the Most Recent Company Balance Sheet, exceed the reserve for Tax liability set forth in the Most Recent Company Balance Sheet. Except as set forth in Section 4.15(b) of the Company Disclosure Letter, since the date of the Most Recent Company Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes as a result of transactions entered into outside the ordinary course of business or which are inconsistent with past practice.

(iii) No deficiencies for Taxes against any of the Company and its Subsidiaries have been claimed, proposed or assessed in writing by any Governmental Authority, except for deficiencies that have been paid or otherwise resolved or that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP. There are no pending or, to the Knowledge of the Company, threatened, audits, assessments or other actions for or relating to any liability in respect of Taxes of the Company or any of its Subsidiaries. Except as set forth on Section 4.15(a)(iii) of the Company Disclosure Letter, the United States

federal income Tax Returns of the Company and its Subsidiaries through the taxable year ended January 31, 2018 have been examined and closed or are Tax Returns with respect to which the period for assessment has expired.

(iv) Neither the Company nor any of its Subsidiaries has agreed to or granted any extension or waiver of the limitation period applicable to any Taxes or Tax Returns.

(v) There are no Liens for Taxes other than Permitted Liens upon any of the assets of the Company or any of its Subsidiaries.

(vi) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation, or indemnification agreement (other than such an agreement (i) exclusively between or among any of the Company and its Subsidiaries or (ii) pursuant to customary provisions in contracts not primarily related to Taxes).

(vii) Neither the Company nor any of its Subsidiaries (i) has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which was the Company or any Subsidiary) or (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Law or by reason of being a transferee or successor of such Person.

(viii) The Company and each of its Subsidiaries has properly and timely withheld, collected and deposited all Taxes that are required to be withheld, collected and deposited under applicable Law.

(ix) Neither the Company nor any of its Subsidiaries (i) has any unrecaptured overall foreign loss within the meaning of Section 904(f) of the Code or (ii) has participated in or cooperated with an international boycott within the meaning of Section 999 of the Code.

(x) From and after the Effective Time, neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any (i) adjustment pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign Law by reason of a change in accounting method occurring on or prior to the Effective Time, (ii) ”closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) entered into prior to the Effective Time or (iii) installment sale or open transaction occurring on or prior to the Effective Time.

(xi) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(xii) Neither the Company nor any of its Subsidiaries is a party to or bound by any advance pricing agreement, closing agreement or other agreement or ruling relating to Taxes with any Tax authority.

(xiii) Within the two-year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries has distributed the stock of any corporation, or had its stock distributed, in a transaction intended to satisfy the requirements of Section 355 of the Code.

(xiv) The Company and its Subsidiaries are in compliance with all terms and conditions of any Tax exemption, Tax holiday, or other Tax reduction agreement or Order that applies to any of them, and no Tax exemption, Tax holiday, or other Tax reduction agreement or Order that applies to any of the Company and its Subsidiaries will be adversely affected by the Transactions.

(xv) Except to the extent that adequate reserves have been established in accordance with GAAP, all transactions with related parties carried out by the Company or any of its Subsidiaries are at arm’s length, are in line with market terms and practice, and reflect a proper transfer pricing policy in all material respects.

(b) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Neither the Company nor any of its Subsidiaries is aware of any agreement, plan, fact or other circumstance that would reasonably be expected to prevent or impede (i) the

Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) the Company from obtaining the Company Tax Opinion.

Section 4.16. Environmental Matters. (a) There are no investigations or Actions (whether administrative or judicial) pending or threatened in writing, alleging material noncompliance with or other material Liability under any Environmental Law, (b) the Company and its Subsidiaries are, and except for matters that have been fully resolved with the applicable Governmental Authority, since February 1, 2013 have been, in material compliance with all Environmental Laws (which compliance includes the possession and material compliance by the Company and each of its Subsidiaries of all material Permits required under applicable Environmental Laws to conduct their respective business and operations, and material compliance with the terms and conditions thereof), (c) neither the Company nor any of its Subsidiaries have caused and, to the Company’s Knowledge, no other Person has caused a Release of Hazardous Materials in contravention of Environmental Laws or in a manner that would reasonably be expected to result in a material Liability under Environmental Law with respect to the business or assets of the Company or any Company Owned Real Property or Company Leased Real Property, and the Company has not received any notice under Environmental Law that any Company Owned Real Property or Company Leased Real Property currently owned, operated or leased in connection with the businesses of the Company (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Material which would reasonably be expected to result in an Action under Environmental Law against, or a violation of Environmental Laws or term of any environmental Permit by, the Company or any of its Subsidiaries, (d) there has been no disposal or arrangement of disposal by the Company or any of its Subsidiaries at any other location in violation of Environmental Law or in a manner that would reasonably be expected to result in a material Liability under any Environmental Law or at any site listed or formally proposed to be listed on the National Priorities List promulgated pursuant to the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq. or any foreign or state remedial priority list promulgated or maintained pursuant to comparable foreign or state Law, (e) there is not now, nor to the Company’s Knowledge has there been in the past, on or in any Company Leased Real Property or Company Owned Real Property, any of the following: (i) any underground storage tanks or surface impoundments or (ii) a Release of Hazardous Materials, in either case (i) or (ii) that would reasonably be expected to result in the Company or its Subsidiaries, taken as a whole, incurring material Liabilities, and (f) none of the Company and its Subsidiaries is subject to any Order, Contract with any Governmental Authority or other Person or has created any material Liabilities under applicable Environmental Laws or concerning Hazardous Materials, Remedial Actions or Releases in respect of any Company Owned Real Property or Company Leased Real Property.

Section 4.17. Material Contracts.

(a) Section 4.17 of the Company Disclosure Letter lists the following Contracts to which the Company or any of its Subsidiaries is a party (the “Material Contracts”):

(i) all Contracts that purport to limit, curtail or restrict the right of the Company or any of its Subsidiaries in any material respect (A) to engage or compete in any line of business in any geographic area, with any Person or during any period of time or (B) to solicit or hire any Person;

(ii) any Contract (other than standard purchase orders) that grants any Person other than the Company or any of its Subsidiaries any (A) exclusive license, supply, distribution or other rights, (B) material “most favored nation” rights, (C) material rights of first refusal, rights of first negotiation or similar rights, (D) exclusive rights to purchase any Company products, (E) material guaranteed availability of supply or services for a period greater than 12 months, (F) guarantee as to production capacity or priority, (G) material rebates or (H) price guarantees for a period greater than 12 months;

(iii) any Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries of any business (whether by merger, sale or purchase of assets, sale or purchase of stock or equity ownership interests or otherwise) (A) entered into on or after February 1, 2015 (whether or not such acquisition or disposition has been consummated prior to the date of this Agreement) or (B) that contains ongoing non-competition or indemnification obligations or other ongoing obligations of the Company or any of its Subsidiaries;

(iv) any (A) standstill or similar agreement restricting any Person from acquiring the securities of, soliciting proxies respecting or affecting the control of any other Person, or (B) Contract requiring the Company or any of its Subsidiaries to provide any notice or information to any Person prior to considering or accepting any Acquisition Proposal or similar proposal or prior to entering into any discussions or Contract relating to any Acquisition Proposal or similar transaction;

(v) any Contract (other than Contracts for “off-the-shelf” Software licensed to the Company or its Subsidiaries for a one-time or annual fee of less than $15,000), that requires a license or royalty payment to, or license or royalty payment by, the Company or any of its Subsidiaries and that involves more than $100,000 in any 12 month period;

(vi) any Company IP Agreement (other than Contracts for “off-the-shelf” Software licensed to the Company or its Subsidiaries for a one-time or annual fee of less than $15,000);

(vii) (A) any customer or client Contract, including any Government Contract, that involves total required payments in excess of $1,000,000 or (B) any other Contract (excluding Contracts for Company IP Agreements, Software licenses, Company Leased Real Property or Indebtedness) that involves total required payments in excess of $500,000, in each case (other than purchase orders issued (or received) for the purchase or sale of goods in the ordinary course of business consistent with past practice) that is not terminable by the Company upon 30 days’ notice without penalty;

(viii) any Contract with distributors or sales representatives or that relates to merchandising or that otherwise entitles a third party to a commission that is not terminable upon 30 days’ notice without penalty;

(ix) any mortgages, indentures, debentures, bonds, guarantees, loans or credit agreements, security agreements or other Contracts, in each case, relating to Indebtedness of the Company or its Subsidiaries, and whether secured or unsecured in excess of $500,000;

(x) any Contract that involves or relates to any exchange traded, over-the-counter or other hedging (including currency or commodity hedging), swap, cap, floor, collar, futures, forward, option or other derivative financial trading activities;

(xi) any indemnification Contract entered into with an officer or director of the Company providing for indemnification by the Company or any of its Subsidiaries (with respect to which the Company or any of its Subsidiaries has continuing obligations as of the date of this Agreement);

(xii) leases or subleases under which the Company or its Subsidiaries lease or occupy the Company Leased Real Property that involve rental payments in excess of $100,000 in any 12 month period;

(xiii) any Contract establishing a partnership, joint venture or similar third party business enterprise; and

(xiv) (A) any change of control, retention or transaction bonus agreement or (B) any employment Contract, (C) any Contract set forth on Section 4.12(k) of the Company Disclosure Letter, (D) any consulting Contract that involves total consideration in excess of $250,000 (in each case with respect to which any party thereto has continuing obligations as of the date of this Agreement) with any current or former (1) member of the Company Board, or (2) employee of the Company or any of its Subsidiaries or (E) any collective bargaining agreements.

(b) Neither the Company nor any of its Subsidiaries is a party to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act that has not been so filed.

(c) (i) Each Material Contract is valid and binding on the Company or one of its Subsidiaries and is in full force and effect (other than due to the ordinary expiration of the term thereof), and, to the Knowledge of the

Company, is valid and binding on the other parties thereto (in each case subject to the Bankruptcy and Equity Exception) and (ii) neither the Company nor any of its Subsidiaries is in default under any Material Contract and no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a breach or default on the part of the Company or any of its Subsidiaries under any such Material Contract. To the Knowledge of the Company, no other party to any Material Contract is in breach or default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a breach or default by any such other party thereunder. Neither the Company nor any of its Subsidiaries has received any written notice of termination or cancellation under any Material Contract, received any notice of breach or default under any Material Contract that has not been cured, or granted to any third party any rights, adverse or otherwise, that would constitute a breach of any Material Contract. Neither the Company nor any of its Subsidiaries is party to any Contract pursuant to which the terms and conditions thereof or any information or data contained therein are deemed classified pursuant to the rules and regulations of any Governmental Authority. The Company has made available to Parent true and correct copies of all Material Contracts in effect as of the date of this Agreement.

Section 4.18. Title to Property and Assets. Except with respect to matters related to Intellectual Property (which are addressed in Section 4.14) and real property (which are addressed in Section 4.19) and except as would not reasonably be expected to, individually or in the aggregate, result in a material Liability to the Company, the Company and each of its Subsidiaries has good, valid and marketable title to, or a valid leasehold interest in, all of the material properties and material assets owned or leased by them, in each case, free and clear of all Liens, other than Permitted Liens.

Section 4.19. Real Property.

(a) Section 4.19(a) of the Company Disclosure Letter contains a complete and correct list of the material Company Owned Real Property (including the street address of each parcel of such Company Owned Real Property). The Company or one or more of its Subsidiaries has good and marketable fee simple title to the material Company Owned Real Property free and clear of any and all Liens, other than Permitted Liens. The Company is not obligated under or a party to any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any the material Company Owned Real Property or any portion thereof or interest therein.

(b) Section 4.19(b) of the Company Disclosure Letter contains a complete and correct list of the material Company Leased Real Property, including with respect to such Company Leased Real Property the date of such lease or sublease and any material amendments thereto and the street address of such Company Leased Real Property. Except as would not reasonably be expected to be materially adverse to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries, as applicable, has good leasehold title to the Company Leased Real Property, free and clear of any Liens, other than Permitted Liens. All leases and subleases for the Company Leased Real Property are valid and in full force and effect in all material respects except to the extent they have previously expired or terminated in accordance with their terms and neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any third party, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default that would be materially adverse to the Company and its Subsidiaries, taken as a whole, under the provisions of, any lease or sublease for the Company Leased Real Property. Other than as set forth on Section 4.19(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has entered into with any other Person any sublease, license or other Contract that is material to the Company and its Subsidiaries, taken as a whole, and that relates to the use or occupancy of all or any portion of the Company Leased Real Property.

(c) The Company Owned Real Property and Company Leased Real Property constitute all real property currently used in connection with the business of the Company and its Subsidiaries and which are necessary for the continued operation of the business as the business is currently conducted. Except as set forth on Section 4.19(c) of the Company Disclosure Letter or as would not materially affect the ability of the Company and its Subsidiaries, taken as a whole, to operate their business as currently conducted, to the Knowledge of the Company, there are no structural, electrical, mechanical or other defects in any improvements located on any of the Company Owned Real Property or Company Leased Real Property. Except as would not materially affect the ability of the Company and its Subsidiaries, taken as a whole, to operate their business as currently conducted, neither the Company nor any of its Subsidiaries has received written notice of any pending, and to the Knowledge of the Company there is no threatened, condemnation proceeding with respect to any of the Company Owned Real Property or the Company Leased Real Property.

(d) Except as would not materially adversely affect the ability of the Company and its Subsidiaries, taken as a whole, to operate their business as currently conducted, each of the structures, equipment and other tangible assets of the Company and its Subsidiaries utilized in their manufacturing operations is in good and usable condition, subject to normal wear and tear and normal industry practice with respect to maintenance, and is adequate and suitable for the purposes for which it is presently being used.

Section 4.20. Interested Party Transactions. There are no Material Contracts, transactions, indebtedness (except for advances for travel and other reasonable business expenses consistent with past practice) or other arrangement, or any related series thereof, between the Company or any of its Subsidiaries, on the one hand, and (a) any officer or director of the Company, (b) any record holder or beneficial owner of five percent or more of the voting securities of the Company or (c) any Affiliate or family member of any such officer, director or record holder or beneficial owner on the other hand, in each case, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

Section 4.21. Customers and Suppliers. Section 4.21 of the Company Disclosure Letter sets forth a complete and correct list of the names of (a) the 10 largest customers of the Company and its Subsidiaries, taken as a whole (based on the volume of purchases from the Company during each of the fiscal years ended January 31, 2017 and January 31, 2016 and the nine-month period ended October 31, 2017), and (b) the 10 largest suppliers of the Company and its Subsidiaries, taken as a whole (based on the volume of purchases by the Company during each of the fiscal years ended January 31, 2017 and January 31, 2016 and the nine-month period ended October 31, 2017), in each case, excluding the discontinued Heavy Civil and Geoconstruction divisions. No such customer or supplier has terminated its relationship with the Company or materially reduced or changed the terms of its business with the Company or its Subsidiaries or given notice to the Company or any of its Subsidiaries that it intends to terminate its relationship with the Company or any of its Subsidiaries or materially reduce or change the terms of its business with the Company or any of its Subsidiaries.

Section 4.22. Insurance. Section 4.22 of the Company Disclosure Letter sets forth a true and complete list of all insurance policies in force with respect to the Company and its Subsidiaries or their respective officers and directors (excluding policies proving benefits under the Plans) and the general description of coverage under each such insurance policy, including the policy name and the scope and amount of coverage provided thereunder. Each such policy is in full force and effect and the Company or one of its Subsidiaries, as applicable, has paid all premiums required to be paid by it thereunder. The Company is not in material breach or default, and the Company has not taken any action or failed to take any action that, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, of any of its insurance policies. The Company has not received any written notice of cancellation or any other indication that any insurance policy will not be renewed or that the issuer of any policy is not willing or able to perform its obligations thereunder in any material respect.

Section 4.23. Warranties. Section 4.23 of the Company Disclosure Letter contains a description of the Company’s and its Subsidiaries (a) warranty policies and (b) standard service and maintenance agreement terms, in each case as in effect as of the date of this Agreement. All products of each of the Company and its Subsidiaries manufactured, processed, assembled, distributed, shipped or sold and any services rendered in the conduct of the business of the Company or any of its Subsidiaries have been in conformity in all material respects with all applicable contractual commitments and all express or implied warranties. All warranties of each of the Company and its Subsidiaries are in conformity in all material respects with the labeling and other requirements of applicable Laws.

Section 4.24. Anti-Corruption and Trade Sanctions. Except for such matters as have not, since February 1, 2013, resulted in, and would not reasonably be expected to result in, a material Liability to or obligation of the Company and its Subsidiaries, taken as a whole:

(a) The Company and its Subsidiaries have developed and implemented a compliance program that includes corporate policies and procedures designed to ensure compliance with the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. §§ 78dd-1, et seq.) (the “Foreign Corrupt Practices Act”) and all other applicable foreign or domestic anti-Corruption or anti-Bribery Laws of similar import (collectively, “Anti-Corruption and Anti-Bribery Laws”), and any regulations promulgated by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). The Company and its Subsidiaries, directors and officers and, to the Knowledge of the Company, its employees, agents and other Representatives acting on behalf of the Company or its Subsidiaries, have complied with the Foreign Corrupt Practices Act, applicable foreign or domestic Anti-Corruption and Anti-Bribery Laws, as well as OFAC regulations, in each case, in all material respects.

(b) In connection with the Company’s and its Subsidiaries’ compliance with all Anti-Corruption and Anti-Bribery Laws, there have been no voluntary disclosures under any Anti-Corruption and Anti-Bribery Laws.

(c) The Company and its Subsidiaries, directors, officers and, to the Knowledge of the Company, its employees, agents and other Representatives acting on behalf of the Company or its Subsidiaries, are not “specially designated nationals” or “blocked persons,” nor are they otherwise acting in any material violation of Law regarding trade sanctions, including OFAC regulations.

(d) No Governmental Authority has notified the Company or any of its Subsidiaries of any actual or alleged violation or breach of any applicable foreign or domestic Anti-Corruption and Anti-Bribery Laws.

(e) Neither the Company nor any of its Subsidiaries has undergone or is undergoing any audit, review, inspection, investigation, survey or examination of records, in each case conducted by a Governmental Authority and relating to the Company’s or its Subsidiaries’ compliance with any Anti-Corruption and Anti-Bribery Laws, and to the Company’s Knowledge, there is no basis for any such audit, inspection, investigation, survey or examination of records by a Governmental Authority.

(f) Neither the Company nor any of its Subsidiaries has been or is now under any administrative, civil or criminal charge or indictment or, to the Company’s Knowledge, investigation or internal investigation, based on an allegation of noncompliance, or alleging noncompliance with any Anti-Corruption and Anti-Bribery Laws, nor, to the Company’s Knowledge, is there any basis for any such charge, indictment or investigation.

(g) Neither the Company nor any of its Subsidiaries has been or is now a party to any administrative or civil litigation alleging noncompliance with any Anti-Corruption and Anti-Bribery Laws, nor to the Company’s Knowledge, is there any basis for any such proceeding.

(h) Neither the Company nor any of its Subsidiaries nor their respective directors, officers or, to the Knowledge of the Company, Affiliates, employees, any agents or other Representatives acting on behalf of any of the foregoing have directly or indirectly:

(i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity;

(ii) offered, promised, paid or delivered any fee, commission or other sum of money or anything of value, however characterized, to any finder, agent or other party acting on behalf of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, that was illegal under any Anti-Corruption and Anti-Bribery Laws; or

(iii) taken any action or made any omission in material violation of the United States, 18 USC 1956 and 1957, the USA PATRIOT Act, and its implementing regulations, 31 USC 5311, et seq. and 31 CFR Chapter X.

(i) The Company and each of its Subsidiaries have at all times since February 1, 2013 conducted transactions in all material respects in accordance with applicable United States export and re-export controls, including the United States Export Administration Act and Regulations and Foreign Assets Control Regulations and all other applicable import/export controls of similar import in other countries in which the Company conducts business, including the International Traffic in Arms Regulations, the Trading With The Enemy Act, and International Emergency Economic Powers Act.

Section 4.25. Information Supplied. Subject to the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 5.11, none of the information supplied (or to be supplied) in writing by or on behalf of the Company specifically for inclusion or incorporation by reference in (a) the Form S-4 to be filed with the SEC by Parent in connection with the Share Issuance will, at the time the Form S-4, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, and (b) the proxy statement to be sent to the Company Stockholders in connection with the Company Stockholders’ Meeting (such proxy statement, amended or supplemented, being referred to herein as the “Proxy Statement”) will, on the date it is first mailed to the Company Stockholders, and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the Company Stockholders’ Meeting or the subject matter thereof which have become false or misleading. The Proxy Statement (except for such portions thereof that relate only to Parent or any Subsidiary of Parent) will comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in any of the foregoing documents.

Section 4.26. Opinion of Financial Advisor. The Company Board has received a written opinion of Greentech Capital Advisors (the “Advisor”), dated as of the date of this Agreement, to the effect that, as of such date and based upon and subject to various qualifications and assumptions set forth therein, the Exchange Ratio is fair, from a financial point of view, to the Company Stockholders (excluding Company Shares owned by the Company as treasury stock, or Company Shares that are owned directly or indirectly by Parent, Merger Sub or any wholly owned subsidiary of the Company, Parent or Merger Sub). The Company has obtained all necessary consents (including the authorization of the Advisor) to permit the inclusion of such opinion in its entirety (as well as a description of the material financial analyses underlying such opinions) and references thereto in the Proxy Statement. Prior to the date of this Agreement, a true, correct and complete copy of such opinion was made available to Parent.

Section 4.27. Brokers. No Person other than the Advisor, the fees of which will be paid by the Company, is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. Prior to the date of this Agreement, true, correct and complete copies of all agreements with the Advisor was made available to Parent.

Section 4.28. Anti-Takeover Laws. The Company Board has approved this Agreement and the Transactions for all purposes of Section 203 of the DGCL and has taken all action necessary to ensure that Section 203 of the DGCL will not impose any material additional procedural, voting, approval, fairness or other restrictions on the timely consummation of the Transactions or restrict, impair or delay the ability of Parent or Merger Sub to engage in any Transaction. No other “fair price,” “moratorium,” “control share acquisition” or other anti-takeover statute or regulation of any Governmental Authority (each, an “Anti-Takeover Law”) is applicable to the Company or the Transactions.

Section 4.29. No Other Representations or Warranties. Except for the representations and warranties contained in ARTICLE V, the Company acknowledges that none of Parent, the Subsidiaries of Parent or any other Person on behalf of Parent makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of Parent, the Subsidiaries of Parent or any other Person on behalf of Parent makes any representation or warranty with respect to any projections or forecasts delivered or made available to the Company or any of its Affiliates or Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and the Subsidiaries of Parent (including any such projections or forecasts made available to the Company or its Affiliates and Representatives in certain “data rooms” or management presentations in expectation of the Transactions), and the Company has not relied on any such information or any representation or warranty not set forth in ARTICLE V.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (a) as set forth in the Parent Disclosure Letter or (b) as set forth in the Parent SEC Reports filed from and after February 17, 2017 and prior to the date of this Agreement (excluding all disclosures in any “Risk Factors” section and any disclosures included in any such Parent SEC Reports that are forward looking in nature), but only to the extent such disclosure is reasonably apparent from a reading of such Parent SEC Reports that such disclosure is relevant to Section of ARTICLE V below, Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 5.01. Organization and Qualification. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, operate and lease its properties and assets and carry on its business as now conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business as a foreign corporation and is, to the extent applicable, in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the conduct or nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.02. Certificate of Incorporation and Bylaws. Parent has made available to the Company copies of the Parent Certificate and Parent Bylaws, and the copies of such documents are complete and correct and contain all amendments and supplements thereto as in effect on the date of this Agreement. The Parent Certificate and Parent Bylaws are in full force and effect and Parent is not in violation of any of their respective provisions.

Section 5.03. Capitalization.

(a) The authorized capital stock of Parent consists of 150,000,000 shares of Parent Common Stock and 3,000,000 shares of preferred stock, par value $0.01 per share, of the Company (“Parent Preferred Shares”). As of the close of business on the Capitalization Date, (i) 39,889,678 shares of Parent Common Stock were issued and outstanding and (ii) no shares of Parent Common Stock were held in the treasury of Parent. As of the Capitalization Date, (i) no shares of Parent Common Stock were subject to outstanding Parent Stock Options, (ii) no shares of Parent Restricted Stock were outstanding, (iii) 489,830.6967 shares of Parent Common Stock were subject to outstanding Parent RSUs, and (iv) 1,087,480.3033 shares of Parent Common Stock were available for future awards under the Parent Equity Plans. As of the date of this Agreement, no Parent Preferred Shares are issued and outstanding. All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, are fully paid and nonassessable, are free of preemptive rights and were issued in compliance with applicable Law. All shares of Parent Common Stock subject to issuance upon exercise of Parent Stock Options or vesting of Parent RSUs will be, upon issuance on the terms and conditions specified in the Parent Equity Plans and award agreements pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(b) Except for any changes since the close of business on the Capitalization Date resulting from the exercise of Parent Stock Options outstanding on such date or the vesting of Parent RSUs outstanding on such date or actions taken after such date in compliance with this Agreement, except as set forth in Section 4.04(a), there are no outstanding (i) shares of capital stock of, or other voting securities or ownership interests in, Parent, (ii) options, warrants or other rights, Contracts, arrangements or commitments of any character relating to the issued or unissued capital stock of the Parent or obligating Parent to issue or sell any shares of capital stock of, or other equity interests in, Parent or (iii) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of or provide economic benefits based, directly or indirectly, on the value or price of any capital stock or other voting or ownership interests in Parent.

(c) There are no outstanding contractual obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Shares or any other equity securities of the Parent, or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person that would be material to Parent and its Subsidiaries, taken as a whole.

(d) There are no voting trusts or other Contracts to which Parent or any of its Subsidiaries is a party with respect to the voting of any capital stock of, or other equity interest in, Parent or any of its Subsidiaries.

(e) There are no outstanding bonds, debentures, notes or other indebtedness of the Parent or any of its Subsidiaries that have the right to vote (or are convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of equity securities in Parent or any of its Subsidiaries may vote.

Section 5.04. Ownership of Merger Sub; No Prior Activities. Merger Sub was formed solely for the purpose of engaging in the Transactions, has not engaged in any business activities or conducted any operations other than in connection with the Transactions and will have no assets, liabilities or obligations other than those contemplated by this Agreement. All the issued and outstanding shares of capital stock of Merger Sub are, and as of the Effective Time will be, owned of record and beneficially by Parent either directly or indirectly through one or more of its Subsidiaries.

Section 5.05. Authority; Validity and Effect of Agreements. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party, and to perform its obligations hereunder and thereunder and to consummate the Transactions. Other than the adoption of this Agreement by Parent (or one or more Subsidiaries of Parent) as the stockholder or stockholders of Merger Sub (which will be effected promptly following execution of this Agreement), the execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation of the Transactions have been duly and validly authorized by all requisite corporate action on behalf of each of Parent and Merger Sub, and no other corporate proceeding or, assuming (a) the accuracy of the representations and warranties of the Company set forth in Section 4.04, (b) the Company’s obligations under Section 6.02(b) and (c) full compliance by the parties to the agreements set forth in Section 4.12(k) of the Company Disclosure Letter, stockholder approval on the part of either of Parent and Merger Sub is necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 5.06. No Conflict; Required Filings and Consents.

(a) The execution and delivery by each of Parent and Merger Sub of this Agreement and all other agreements and documents contemplated hereby to which it is a party and the consummation by each of Parent and Merger Sub of the Transactions do not and will not, directly or indirectly (with or without notice or lapse of time or both), and the compliance by each of Parent and Merger Sub with its obligations hereunder and thereunder will not, directly or indirectly (with or without notice or lapse of time or both), (i) result in a violation or breach of or conflict with the certificate of incorporation, bylaws or other organizational documents of either of Parent or Merger Sub, (ii) subject to obtaining or making the consents, approvals, Orders, authorizations, registrations, declarations, filings and other actions described in Section 5.06(b) below and assuming (A) the accuracy of the representations and warranties of the Company set forth in Section 4.04, (B) the Company’s obligations under Section 6.02(b) and (C) full compliance by the parties to the agreements set forth in Section 4.12(k) of the Company Disclosure Letter, conflict with or violate any Law or rule of the NYSE applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound, (iii) result in any violation or breach of or conflict with any provisions of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to any right of purchase, termination, amendment, acceleration or cancellation) under, or result in the loss of any benefit under, or result in the triggering of any payments pursuant to any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party or by which any of their respective properties or assets may be bound or (iv) result in the creation of a Lien, except for Permitted Liens, on any property or asset of Parent or Merger Sub or any of their respective Subsidiaries, except, with respect to clauses (ii), (iii) and (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) No consent, approval, Order or authorization of, or registration, qualification, designation or filing with or notification to, any Governmental Authority is required on the part of any of Parent and Merger Sub in connection with the execution, delivery and performance of this Agreement or the consummation by Parent and Merger Sub of the Transactions, other than (i) (A) the applicable requirements of the Exchange Act and other applicable federal securities Laws, (B) the applicable requirements of state securities, takeover and “blue sky” Laws, (C) the applicable requirements of the NYSE, (D) the HSR Act, (E) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger pursuant to the DGCL, and (F) the filing with the SEC, and the declaration of effectiveness under the Securities Act, of the registration statement on Form S-4 in connection with the Share Issuance, in which the Proxy Statement will be included as a prospectus (the “Form S-4”), and (ii) such other consents, approvals, Orders, authorizations, registrations, qualifications, designations, filings or notifications that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Notwithstanding anything to the contrary in this Agreement, assuming (i) the accuracy of the representations and warranties of the Company set forth in Section 4.04, (ii) the Company’s obligations under Section 6.02(b) and (iii) full compliance by the parties to the agreements set forth in Section 4.12(k) of the Company Disclosure Letter, no consent or approval of, or authorization from, the holders of any class or series of capital stock of Parent is necessary to approve the issuance of shares of Parent Common Stock pursuant to the Merger under the rules and regulations of the NYSE.

Section 5.07. Compliance with Laws; Permits. Parent and its Subsidiaries are, and since January 1, 2015 have been, in compliance with all Laws applicable to them, any of their properties or other assets or any of their businesses or operations, except where any such failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, since January 1, 2015, no Governmental Authority has issued any notice or notification stating that Parent or any of its Subsidiaries is not in compliance with any Law, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.08. SEC Filings; Financial Statements; Internal Controls.

(a) The Parent SEC Reports constitute all forms, reports, schedules, registration statements, definitive proxy statements and other documents (including all exhibits) required to be filed by Parent with the SEC since January 1, 2015. As of their respective dates (or, if amended, as of the date of such amendment), the Parent SEC Reports filed on or prior to the date of this Agreement (i) complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, applicable to such Parent SEC Reports and (ii) no such Parent SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. There are no outstanding or unresolved comments received from the SEC staff with respect to any Parent SEC Reports filed on or prior to the date of this Agreement. To the Knowledge of Parent, none of the Parent SEC Reports filed on or prior to the date of this Agreement is the subject of ongoing SEC review or investigation. None of Parent’s Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act.

(b) Each of the consolidated balance sheets and the related consolidated statements of income, consolidated statements of shareholders’ equity and consolidated statements of cash flows (including, in each case, any related notes and schedules thereto) contained in the Parent SEC Reports, each as amended (collectively, the “Parent Financial Statements”), (i) complied in all material respects with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (ii) fairly presented, in all material respects, the consolidated financial position, results of operations and cash flows of Parent and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).

(c) Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, in each case, with respect to the Parent SEC Reports, and the statements contained in such certifications were true and complete on the date such certifications were made.

(d) Since January 1, 2015 through the date of this Agreement, (i) neither Parent nor any of its Subsidiaries, nor, to the Knowledge of Parent, any director or executive officer of Parent or any of its Subsidiaries has received any complaint, allegation, assertion or claim, in writing that Parent or any of its Subsidiaries has engaged in improper, illegal or fraudulent accounting or auditing practices, and (ii) to the Knowledge of Parent, no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to Parent Board or any committee thereof or to any director or officer of Parent.

(e) Parent has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) promulgated by the SEC under the Exchange Act) in compliance with the Exchange Act.

(f) Parent maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) in compliance with the Exchange Act.

(g) Parent is in compliance in all material respects with all current listing and corporate governance requirements of the NYSE and is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act and the SEC.

Section 5.09. Absence of Undisclosed Liabilities.

(a) Other than as set forth in Section 5.09 of the Parent Disclosure Letter, Parent and its Subsidiaries do not have any Liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise or whether due or to become due), except for Liabilities (i) reflected on or reserved against in the Most Recent Parent Balance Sheet, (ii) incurred in the ordinary course of business consistent with past practice since the date of the Most Recent Parent Balance Sheet, (iii) under executory Contracts to which Parent or any of its Subsidiaries are bound, other than as a result of a breach thereof, and (iv) as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or

Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated under the Securities Act)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material Liabilities of, Parent or any of its Subsidiaries in the Parent Financial Statements or any Parent SEC Reports.

Section 5.10. Absence of Certain Changes or Events. Since the Most Recent Parent Balance Sheet through the date of this Agreement, (a) Parent and its Subsidiaries have conducted their business in the ordinary course of business consistent with past practice, (b) there has not been an event, occurrence, condition, change, development, state of facts or circumstance that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (c) neither Parent nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement without prior written consent of the Company, would constitute a breach of Section 6.03.

Section 5.11. Information Supplied. Subject to the accuracy of the representations and warranties of the Company set forth in Section 4.25, none of the information supplied (or to be supplied) in writing by or on behalf of Parent specifically for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, and (b) Proxy Statement will, on the date it is first mailed to the Company Stockholders, and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to the Company or any Subsidiary of the Company) will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation or warranty with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in any of the foregoing documents.

Section 5.12. Absence of Litigation. There is no Action pending or, to Parent’s Knowledge, threatened in writing against Parent or any of its Subsidiaries or any of their respective properties or assets, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is subject to any Order of any Governmental Authority, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.13. State Takeover Statutes. None of Parent, Merger Sub or any other affiliate of Parent has been an “interested stockholder” (as such term is used in Section 203 of DGCL) with respect to the Company at any time within three years of the date of this Agreement.

Section 5.14. Share Issuance. The shares of Parent Common Stock to be issued pursuant to the Merger have been duly and validly authorized and, when issued to the Company Stockholders pursuant to this Agreement, shall be validly issued, fully paid and non-assessable.

Section 5.15. Brokers. No Person other than Perella Weinberg Partners L.P., the fees of which will be paid by Parent, is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 5.16. Taxes.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

(i) All Tax Returns required to be filed by or with respect to Parent or any of its Subsidiaries have been timely filed (taking into account any extensions actually obtained) and such Tax Returns are true, complete, and correct in all respects.

(ii) All Taxes due and owing by Parent or any of its Subsidiaries have been timely paid. The unpaid Taxes of Parent and its Subsidiaries did not, as of the date of the Most Recent Parent Balance Sheet, exceed the reserve for Tax liability set forth in the Most Recent Parent Balance Sheet. Except as set forth in Section 5.16(b) of the Parent Disclosure Letter, since the date of the Most Recent Parent Balance Sheet, neither Parent nor any of its Subsidiaries has incurred any liability for Taxes as a result of transactions entered into outside the ordinary course of business or which are inconsistent with past practice.

(iii) No deficiencies for Taxes against any of Parent and its Subsidiaries have been claimed, proposed or assessed in writing by any Governmental Authority, except for deficiencies that have been paid or otherwise resolved or that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP. There are no pending or, to the Knowledge of Parent, threatened, audits, assessments or other actions for or relating to any liability in respect of Taxes of Parent or any of its Subsidiaries. Within the two-year period ending on the date of this Agreement, neither Parent nor any of its Subsidiaries has distributed the stock of any corporation, or had its stock distributed, in a transaction intended to satisfy the requirements of Section 355 of the Code.

(b) Neither Parent nor any of its Subsidiaries has taken or agreed to take any action that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Neither Parent nor any of its Subsidiaries is aware of any agreement, plan, fact or other circumstance that would reasonably be expected to prevent or impede (i) the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) Parent from obtaining the Parent Tax Opinion.

Section 5.17. Employee Plans.

(a) Each Parent Plan has been established, maintained, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. No non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code and Section 406 of ERISA, has occurred with respect to the Parent Plans that could, individually or in the aggregate, reasonably be expected to result in material Liability to Parent. Each Parent Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely on a favorable opinion issued by the IRS, and, to the Knowledge of Parent, no fact or event has occurred since the date of such determination letter which could reasonably be expected to result in the revocation of such letter. There are no investigations by any Governmental Authority, termination proceedings or other claims or litigation, pending or to the Knowledge of Parent, threatened or for which there are facts that could form a reasonable basis, against or relating to any Parent Plan or asserting any rights to or claims for benefits under any Parent Plan, the assets or any of the trusts under such Parent Plan or the plan administrator, or against any fiduciary of any Parent Plan with respect to the operation of the Parent Plan (except routine claims for benefits payable under the Parent Plans) other than any such investigations, proceedings or claims that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. All contributions, premiums and benefit payments under or in connection with the Parent Plans that are required to have been made as the date of this Agreement in accordance with the terms of the Parent Plans or applicable Law have been timely made in all material respects. There has been no act, omission or condition with respect to any Parent Plan that would be reasonably likely to subject Parent or its Subsidiaries to any material fine, penalty, Tax or Liability of any kind imposed under ERISA, the Code or applicable Law.

(b) With respect to each Parent Plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code and except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) each such Parent Plan satisfies all minimum funding requirements under Sections 412, 430 and 431 of the Code and Sections 302, 303 and 304 of ERISA, whether or not waived; (ii) no Lien in favor of any such Parent Plan has arisen under Section 430(k) of the Code or Section 303(k) of ERISA; (iii) such Parent Plan is not in “at risk status” within the meaning of Section 430(i) of the Code or Section 303(i) of ERISA; (iv) no event has occurred and no condition exists that would subject Parent or its Subsidiaries, including by reason of its affiliation with any ERISA Affiliate of Parent, to any material Liability imposed under Title IV of ERISA or Code Section 412 other than the premium payments to the PBGC; (v) the PBGC has not instituted proceedings to terminate such Parent Plan; and (vi), there has not been any “reportable event” (as that term is defined in Section 4043 of ERISA) during the last six years as to which the 30-day advance notice requirement has not been waived.

(c) With respect to each Multiemployer Plan to which Parent, its Subsidiaries or any ERISA Affiliate of Parent has an obligation to contribute or otherwise participates in or has any Liability, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) to the Knowledge of Parent, no such Multiemployer Plan (A) is in endangered status (under Section 432(b)(1) of the Code or Section 305(b)(1) of ERISA), (B) is in critical status (under Section 432(b)(2) of the Code or Section 305(b)(2) of ERISA), or (C) has requested or been granted by the IRS any waiver of the minimum funding standards of Section 302 of ERISA and Section 412 of the Code; (ii) none of Parent, its Subsidiaries nor any ERISA Affiliates of Parent has received, and, to the Knowledge of Parent, no conditions or circumstances exist that could reasonably be expected to result in, a notice of endangered or critical status pursuant to Section 432(b)(3)(D) of the Code or Section 305(b)(3)(D) of ERISA in respect of any such Multiemployer Plan; and (iii) none of Parent, its Subsidiaries nor any ERISA Affiliates would incur any withdrawal Liability (within the meaning of Part 1 of Subtitle E of Title IV of ERISA) if any of Parent, its Subsidiaries or any ERISA Affiliates withdrew (within the meaning of Part 1 of Subtitle E of Title IV of ERISA) on or prior to the Closing Date from each Multiemployer Plan to which such entity has any obligation to contribute on the date of this Agreement.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has any material obligation or Liability (contingent or otherwise) to provide post-retirement life insurance or health benefits coverage for current or former officers, directors, or employees of Parent or any of its Subsidiaries except as may be required under Part 6 of Title I of ERISA or state insurance laws.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A of the Code) has been maintained in material compliance with Section 409A of the Code and the rules and regulations thereunder in both operation and documentation and (ii) neither Parent nor any of its Subsidiaries have any indemnity or gross-up obligations for any Taxes imposed under Section 409A of the Code.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Plan that is primarily for the benefit of current or former employees, officers, directors or consultants of Parent or any of its Subsidiaries who are located outside of the United States (i) has been maintained, operated and funded in all material respects in accordance with all applicable Law, (ii) if it is intended to qualify for special tax treatment, has met all material requirements for such treatment and (iii) if it is intended to be funded and/or book reserved, is fully funded and/or book reserved, based on reasonable actuarial assumptions, where applicable.

Section 5.18. Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (a) there are no investigations or Actions (whether administrative or judicial) pending or threatened in writing, alleging noncompliance with or Liability under any Environmental Law, (b) Parent and its Subsidiaries are, and except for matters that have been fully resolved with the applicable Governmental Authority, since February 1, 2015 have been, in compliance with all Environmental

Laws (which compliance includes the possession and compliance by Parent and each of its Subsidiaries of all Permits required under applicable Environmental Laws to conduct their respective business and operations as currently conducted, and compliance with the terms and conditions thereof), (c) neither Parent nor any of its Subsidiaries have caused and, to Parent’s Knowledge, no other Person has caused a Release of Hazardous Materials in contravention of Environmental Laws or in a manner that would reasonably be expected to result in Liability under Environmental Law with respect to the business or assets of Parent or any Parent Owned Real Property or Parent Leased Real Property that has not been remediated, and Parent has not received any notice under Environmental Law that any Parent Owned Real Property or Parent Leased Real Property currently owned, operated or leased in connection with the businesses of Parent (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Material that has not been remediated and that would reasonably be expected to result in an Action under Environmental Law against, or a violation of Environmental Laws or term of any environmental Permit by, Parent or any of its Subsidiaries, (d) there has been no disposal or arrangement of disposal by Parent or any of its Subsidiaries at any other location in violation of Environmental Law or in a manner that would reasonably be expected to result in Liability under any Environmental Law or at any site listed or formally proposed to be listed on the National Priorities List promulgated pursuant to the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq. or any foreign or state remedial priority list promulgated or maintained pursuant to comparable foreign or state Law, (e) there is not now, nor to Parent’s Knowledge has there been in the past, on or in any Parent Leased Real Property or Parent Owned Real Property, any of the following: (i) any underground storage tanks or surface impoundments or (ii) a Release of Hazardous Materials, in either case (i) or (ii) that would reasonably be expected to result in Parent or its Subsidiaries, taken as a whole, incurring Liabilities, and (f) none of Parent and its Subsidiaries is subject to any Order, Contract with any Governmental Authority or other Person or has created any Liabilities under applicable Environmental Laws or concerning Hazardous Materials, Remedial Actions or Releases in respect of any Parent Owned Real Property or Parent Leased Real Property.

Section 5.19. Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent is not in breach or default, and Parent has not taken any action or failed to take any action that, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, of any of its insurance policies.

Section 5.20. Anti-Corruption and Trade Sanctions. Except for such matters as have not, since February 1, 2013, resulted in, and would not reasonably be expected to result in, a material Liability to or obligation of Parent and its Subsidiaries, taken as a whole:

(a) Parent and its Subsidiaries, directors, officers and, to the Knowledge of Parent, its employees, agents and other Representatives acting on behalf of Parent or its Subsidiaries, are not “specially designated nationals” or “blocked persons,” nor are they otherwise acting in any material violation of Law regarding trade sanctions, including OFAC regulations.

(b) Neither Parent nor any of its Subsidiaries has been or is now under any administrative, civil or criminal charge or indictment or, to Parent’s Knowledge, investigation or internal investigation, based on an allegation of noncompliance, or alleging noncompliance with any Anti-Corruption and Anti-Bribery Laws, nor, to Parent’s Knowledge, is there any basis for any such charge, indictment or investigation.

(c) Neither Parent nor any of its Subsidiaries has been or is now a party to any administrative or civil litigation alleging noncompliance with any Anti-Corruption and Anti-Bribery Laws, nor to Parent’s Knowledge, is there any basis for any such proceeding.

(d) Neither Parent nor any of its Subsidiaries nor their respective directors, officers or, to the Knowledge of Parent, Affiliates, employees, any agents or other Representatives acting on behalf of any of the foregoing have directly or indirectly:

(i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity;

(ii) offered, promised, paid or delivered any fee, commission or other sum of money or anything of value, however characterized, to any finder, agent or other party acting on behalf of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, that was illegal under any Anti-Corruption and Anti-Bribery Laws; or

(iii) taken any action or made any omission in material violation of the United States, 18 USC 1956 and 1957, the USA PATRIOT Act, and its implementing regulations, 31 USC 5311, et seq. and 31 CFR Chapter X.

Section 5.21. No Other Representations or Warranties. Except for the representations and warranties contained in ARTICLE IV, Parent acknowledges that none of the Company, the Subsidiaries of the Company or any other Person on behalf of the Company makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of the Company, the Subsidiaries of the Company or any other Person on behalf of the Company makes any representation or warranty with respect to any projections or forecasts delivered or made available to Parent or any of its Affiliates or Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and the Subsidiaries of the Company (including any such projections or forecasts made available to Parent or its Affiliates and Representatives in certain “data rooms” or management presentations in expectation of the Transactions), and Parent has not relied on any such information or any representation or warranty not set forth in ARTICLE IV.

ARTICLE VI.

ADDITIONAL COVENANTS AND AGREEMENTS

Section 6.01. Conduct of Business by the Company and Parent.

(a) From the date of this Agreement until the earliest of (a) the Effective Time or (b) the termination of this Agreement in accordance with its terms, except as required or expressly permitted or contemplated by this Agreement, as set forth in Section 6.01 of the Company Disclosure Letter or with the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed), the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and shall use its reasonable best efforts to (i) preserve intact in all material respects the assets, including manufacturing facilities, and business organization of the Company and its Subsidiaries, (ii) preserve the current beneficial relationships of the Company and its Subsidiaries with any Persons (including suppliers, partners, contractors, distributors, sales representatives, customers, licensors and licensees) with which the Company or any of its Subsidiaries has material business relations, (iii) retain the services of the present officers and key employees of the Company and its Subsidiaries, (iv) comply in all material respects with all applicable Laws and the requirements of all Material Contracts and (v) keep in full force and effect all material insurance policies maintained by the Company and its Subsidiaries, other than changes to such policies made in the ordinary course of business.

(b) From the date of this Agreement until the earliest of (a) the Effective Time or (b) the termination of this Agreement in accordance with its terms, except as required or expressly permitted or contemplated by this Agreement, as set forth in Section 6.01 of Parent Disclosure Letter or with the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed), Parent shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and shall use its reasonable best efforts to (i) preserve intact in all material respects the assets, including manufacturing facilities, and business organization of Parent and its Subsidiaries, (ii) preserve the current beneficial relationships of Parent and its Subsidiaries with any Persons (including suppliers, partners, contractors, distributors, sales representatives, customers, licensors and licensees) with which Parent or any of its Subsidiaries has material business relations, (iii) comply in all material respects with all applicable Laws and the requirements of all material Contracts to which Parent or any of its Subsidiaries are bound and (iv) keep in full force and effect all material insurance policies maintained by Parent and its Subsidiaries, other than changes to such policies made in the ordinary course of business.

Section 6.02. Restrictions on the Conduct of Business by the Company. From the date of this Agreement until the earliest of (a) the Effective Time or (b) the termination of this Agreement in accordance with its terms, except as required or expressly permitted or contemplated by this Agreement, as set forth in Section 6.02 of the Company Disclosure Letter or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause each of its Subsidiaries not to:

(a) amend the Company Certificate or Company Bylaws or any other comparable organizational documents;

(b) (i) issue, deliver, sell, grant, dispose of, pledge or otherwise encumber any shares of capital stock of any class or any other ownership interest of the Company or any of its Subsidiaries (the “Company Securities”), or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any Company Securities, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any Company Securities, provided that the Company may issue Company Shares solely upon the exercise or settlement of Company Equity Awards issued under the Company Equity Plans that are outstanding on the date of this Agreement in accordance with their terms as of the date of this Agreement; (ii) adjust, split, combine, subdivide or reclassify any Company Securities; (iii) enter into any Contract with respect to the sale, voting, registration or repurchase of Company Shares or any other Company Securities; or (iv) except as required by the terms of this Agreement, amend (including by reducing an exercise price or extending a term) or waive any of its rights under, or accelerate the vesting under (except as required by the terms of any Company Equity Plan in effect on the date of this Agreement), any provision of the Company Equity Plans or any agreement evidencing any outstanding Company Stock Option, Company RSU, Company PSU or any similar or related Contract;

(c) directly or indirectly acquire or agree to acquire in any transaction (including by merger, consolidation or acquisition of stock or assets) (i) the equity interest in any Person or division or business of any Person or (ii) the properties or assets of any Person, provided, however, that after providing Parent at least five days’ prior notice (including providing Parent with all information reasonably requested by Parent) of, and consulting with and considering Parent’s view on, any such transaction, the Company or its Subsidiaries can effect any such transaction so long as the aggregate value of all such transactions does not exceed $9,000,000;

(d) sell, pledge, dispose of, transfer, abandon, allow to lapse or expire, lease, license, mortgage or otherwise encumber or subject to any Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) (other than a Permitted Lien), any properties, rights or assets (including Company Securities), except (i) sales of inventory in the ordinary course of business consistent with past practices, and (ii) transfers among the Company and its Subsidiaries;

(e) sell, pledge, dispose of, transfer, abandon, allow to lapse or expire, lease, license, mortgage or otherwise encumber or subject to any Lien (other than a Permitted Lien), any Intellectual Property that is material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole, other than in the ordinary course consistent with past practice;

(f) except in the ordinary course of business and consistent with past practice, fail to pay any required filing, prosecution, maintenance, or other fees, or otherwise fail to make any document filings or payments required to maintain any Registered Intellectual Property in full force and effect or to diligently prosecute applications for registration of any Registered Intellectual Property owned by the Company or one of its Subsidiaries or otherwise for which the Company or one of its Subsidiaries is responsible for such activities;

(g) declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property or otherwise, in respect of the Company Shares or any other Company Securities, other than dividends by any direct or indirect Subsidiary of the Company only to the Company or any wholly owned Subsidiary of the Company in the ordinary course of business consistent with past practice;

(h) increase in any manner the compensation of any of its directors, officers or employees or enter into, establish, amend or terminate, or increase any compensation or benefits under, any employment, consulting, compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any director, officer, other employee or consultant, other than (A) as required pursuant to applicable Law, or (B) increases in salaries, wages and benefits of employees (other than officers or directors) made in the ordinary course of business and in amounts and in a manner consistent with past practice, provided that in the case of the exception in this clause (B), the Company provides written notice to Parent of the Company’s intent to increase such salary, wages or benefits at least 5 Business Days prior to making such change and provides Parent the opportunity to review the proposed change and consult with the Company with respect to such proposed changes; (ii) grant any severance or termination benefits to any director, officer, employee, independent contractor or consultant of the Company or any of its Subsidiaries, except as required under the terms of any Plan or as required by applicable Law; (iii) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment of, compensation or benefits under any Plan to the extent not required by the terms of such Plan as in effect on the date of this Agreement; (iv) enter into, establish, amend or terminate any Plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any director, officer, other employee, consultant of the Company or any of its Subsidiaries; (v) change any actuarial or other assumptions used to calculate funding obligations with respect to any Plan or change the manner in which contributions to such Plans are made or the basis on which such contributions are determined or (vi) except as required by applicable Law, enter into any, or amend any existing, collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(i) announce, implement or effect any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company or any of its Subsidiaries;

(j) offer employment to, hire or promote any person at or to a level, or who will have duties of, vice president or higher, except to replace any terminated employee at such level, provided the Company shall consult with Parent prior to offering employment to, hiring or promoting any such replacement;

(k) communicate in a writing that is intended for broad dissemination to the Company’s employees regarding compensation, benefits or other treatment they will receive in connection with or following the Merger, unless any such communications are (i) consistent with prior guidelines, or (ii) mutually agreed upon by Company and Parent in writing;

(l) (A) incur, create, assume or otherwise become liable for any Indebtedness (including the issuance of any debt security and the assumption or guarantee of obligations of any Person), other than (x) through borrowings under any of the Company’s existing credit facilities or (y) in connection with a refinancing of the Company’s existing Indebtedness on terms no less favorable to the Company and its Subsidiaries, taken as a whole, than the terms in existence prior to such refinancing, (B) enter into a “keep well” or similar agreement, or issue or sell options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries or (C) make any election or take any action with respect to the Convertible Notes;

(m) make any changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by GAAP, applicable Law or regulatory guidelines;

(n) write up, write down or write off the book value of any assets, except in accordance with GAAP consistently applied;

(o) release, assign, compromise, settle or agree to settle any Action or claim in respect of any threatened Action (including any Action or claim in respect of any threatened Action relating to this Agreement or the Transactions), other than a settlement not fully covered by insurance and solely for monetary damages (without any admission of liability or other adverse consequences or restriction on the Company, Parent, Merger Sub or Surviving Corporation) not in excess of $500,000 individually or $1,000,000 in the aggregate;

(p) (i) make, change or revoke any material Tax election or adopt or change any method of Tax accounting, (ii) enter into any material “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable Law), (iii) settle or compromise any liability with respect to material Taxes or audit related to material Taxes or surrender any claim for a refund of material Taxes, (iv) file any materially amended Tax Return, (v) consent to any extension or waiver of the limitations period applicable to any claim or assessment with respect of material Taxes, or (vi) except in the ordinary course and consistent with past practice or otherwise in connection with the Merger, take any action that reduces the amount of the Company’s net operating losses as of the date of this Agreement;

(q) make or commit to any capital expenditures that (i) involve the purchase of real property or (ii) are not within the aggregate amount of capital expenditures budgeted for in the Company’s current annual capital plan, a copy of which has been made available to Parent;

(r) enter into any new, or agree to any extension of any, capital equipment lease or any Contract for the lease of assets (including real property) that is not terminable by the Company or any of its Subsidiary 12 months from the date of such Contract without payment of penalty or acceleration of payment obligations;

(s) (i) enter into any Material Contract or terminate any Material Contract, (ii) materially modify, amend, waive any right under or renew any Material Contract, other than in the ordinary course of business consistent with past practice, (iii) enter into or extend the term or scope of any Contract that purports to restrict the Company, or any of its Subsidiaries or Affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area or (iv) enter into any Contract that would be breached by, or require the consent of any other Person in order to continue in full force following, consummation of the Transaction, provided that nothing in this Section 6.02(r) shall preclude the Company or its Subsidiaries from entering into Material Contracts with customers or suppliers in the ordinary course of business consistent with past practice;

(t) except for purchase orders in the ordinary course of business consistent with past practice, enter into any development agreement regarding the creation of any material Intellectual Property, Technology or products;

(u) make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business consistent with past practice) to, any Person other than a direct or indirect wholly-owned Subsidiary of the Company in the ordinary course of business and consistent with past practice;

(v) enter into, amend or cancel any insurance policies other than (i) in the ordinary course of business consistent with past practice or (ii) with respect to any request for a quote or proposal for any directors’ and officers’ liability insurance to be obtained pursuant to Section 6.08;

(w) take any action that (i) would reasonably be expected to impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period or (ii) would be reasonably expected to increase the risk of any Governmental Authority entering an injunction or other legal restraint prohibiting or impeding the consummation of the Transaction;

(x) merge or consolidate the Company or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries; or

(y) authorize any of, or commit, resolve, propose or agree in writing or otherwise to take any of, the foregoing actions.

Section 6.03. Restrictions on the Conduct of Business by Parent. From the date of this Agreement until the earliest of (a) the Effective Time or (b) the termination of this Agreement in accordance with its terms, except as required or expressly permitted or contemplated by this Agreement, as set forth in Section 6.03 of the Parent Disclosure Letter or with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not, and shall cause each of its Subsidiaries not to:

(a) amend the Parent Certificate or Parent Bylaws;

(b) (i) issue, deliver, sell, grant, dispose of, pledge or otherwise encumber any shares of capital stock of any class or any other ownership interest of the Parent or any of its Subsidiaries (the “Parent Securities”), other than the issuance of (A) any Parent Securities pursuant to any Parent Equity Plan, or (B) any shares of Parent Common Stock upon the exercise, settlement or conversion of any outstanding Parent Securities; (ii) adjust, split, combine, subdivide or reclassify any Parent Securities; or (iii) repurchase or otherwise acquire Parent Shares or any other Parent Securities, unless (A) in the ordinary course of business consistent with past practice or (B) not effected prior to the Closing;

(c) take any action that (i) would reasonably be expected to impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period or (ii) would be reasonably expected to increase the risk of any Governmental Authority entering an injunction or other legal restraint prohibiting or impeding the consummation of the Transaction;

(d) adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries; or

(e) authorize any of, or commit, resolve, propose or agree in writing or otherwise to take any of, the foregoing actions.

Section 6.04. Company Proxy Statement; Company Stockholder Meeting.

(a) As soon as practicable following the date of this Agreement, the Company and Parent shall prepare and the Company shall file with the SEC the Proxy Statement and the Company and Parent shall prepare and Parent shall file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. Each of the Company and Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and keep the Form S-4 effective for so long as necessary to consummate the Transactions. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company Stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will be made by the Company, in each case without providing the other Party a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Company Stockholders. The Parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, the Form S-4 or the Transactions and (ii) all orders of the SEC relating to the Form S-4.

(b) As promptly as practicable after the Proxy Statement is cleared by the SEC for mailing to the Company Stockholders, the Company shall take all actions necessary in accordance with applicable Law, Orders and the Company Certificate and the Company Bylaws to duly call, give notice of, convene and hold (on a date selected by the Company and reasonably acceptable to Parent, which date shall in no event be later than 45 days following the date the Proxy Statement is cleared by the SEC for mailing to the Company Stockholders) a special meeting of the Company Stockholders (the “Company Stockholders’ Meeting”) solely for the purpose of obtaining the Company Stockholder Approval and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith. The Company shall, through the Company Board, make the Company Board Recommendation, include such Company Board Recommendation in the Proxy Statement and solicit proxies from Company Stockholders in favor of and use its reasonable best efforts to obtain the Company Stockholder Approval and otherwise secure the vote or consent of the Company Stockholders as required by the rules of NASDAQ, the DGCL or other applicable Law to effect the Merger, except, in each case, during such time as a valid Adverse Recommendation Change is in effect. The Company shall give Parent no less than 10 Business Days’ advance notice (or such shorter period of time as notice is provided to NASDAQ) of the date which shall be set as the “record date” for the Company Stockholders eligible to vote at the Company Stockholders’ Meeting. The Company may, without the prior consent of Parent, make one or more successive postponements or adjournments of the Company Stockholders’ Meeting (i) to ensure that any supplement or amendment to the Proxy Statement required under applicable Law is timely provided to Company Stockholders within a reasonable amount of time, in the good faith judgment of the Company Board (after consultation with its outside counsel and Parent), in advance of the Company Stockholders’ Meeting, (ii) if required by applicable Law or a request from the SEC or its staff or (iii) if, on a date for which the Company Stockholders Meeting is scheduled, the Company has not received proxies representing a sufficient number of Company Shares to obtain the Company Stockholder Approval, whether or not a quorum is present; provided that (A) the duration of any such adjournment or postponement shall be limited to the minimum duration reasonably necessary to remedy the circumstances giving rise to such adjournment or postponement, (B) no single such adjournment or postponement shall be for more than five Business Days except as may be required by federal securities Laws, and (C) in the case of clause (iii), the Company Stockholders’ Meeting shall not be postponed to later than the date that is ten Business Days after the date for which the Company Stockholders Meeting was originally scheduled without the prior written consent of Parent. All other postponements or adjournments shall require the prior written consent of Parent. The Company shall ensure that the Company Stockholders’ Meeting is called, noticed, convened, held and conducted, and that all Persons solicited in connection with the Company Stockholders’ Meeting are solicited, in compliance with all applicable Laws and Orders.

(c) Notwithstanding anything herein to the contrary, (i) in no event will the Company’s obligations pursuant to this Section 6.04 be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Acquisition Proposal (whether or not such Acquisition Proposal is a Superior Proposal) or the occurrence of an Intervening Event and (ii) unless this Agreement is terminated in accordance with Section 8.01, (A) the Company’s obligation to duly call, give notice of, convene and hold the Company Stockholders Meeting will not be affected by the occurrence of an Adverse Recommendation Change and (B) the Company shall not submit to the vote of the Company Stockholders any Acquisition Proposal (whether or not a Superior Proposal) prior to the vote of the Company Stockholders with respect to the Merger at the Company Stockholders’ Meeting.

Section 6.05. Access to Information; Confidentiality. Subject to applicable Laws relating to the exchange of information, from the date of this Agreement until the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, the Company will, and will cause its Subsidiaries and the Representatives of the Company and its Subsidiaries to, afford Parent and Merger Sub, and their respective Representatives, reasonable access during normal working hours upon reasonable advance notice to the officers, employees, agents, assets, properties, offices, plants and other facilities, books and records of the Company or any of its Subsidiaries; provided, however, that none of Parent or Merger Sub, or their respective Representatives, may access or enter onto any property, office, plant or other facility, or otherwise inquire about or investigate the Company’s or any of its Subsidiaries operations, for purposes of conducting any environmental site visit, assessment, investigation (including any testing, sampling or intrusive measures) without the prior, express written consent of the Company. Notwithstanding anything in this Section 6.05 to the contrary, the Company may withhold any document or information the disclosure of which (i) would cause a violation of applicable Law or (ii) would be reasonably likely to risk a loss of legal privilege (provided that the Company will use its reasonable best efforts to allow for such access or disclosure (or as much as possible) in a manner that would not be reasonably likely to risk a loss of legal privilege). If any material is withheld by the Company pursuant to the immediately preceding sentence, it will, to the extent possible without violating Law or risking a loss of legal privilege, inform Parent as to the general nature of what is being withheld. All information obtained by Parent or its Representatives pursuant to this Section 6.05 will be held confidential in accordance with the terms of the Confidentiality Agreement, dated November 15, 2016 (the “Confidentiality Agreement”), between the Company and Parent. Notwithstanding any provision in this Agreement, Parent shall not be required to provide to the Company or any of its Subsidiaries or their respective Representatives, before, on or after the Closing Date, any right to access or to review any Tax Return or Tax workpaper of Parent or any of its Affiliates (other than of the Company or any of its Subsidiaries for a Pre-Closing Tax Period or Straddle Period).

Section 6.06. No Solicitation.

(a) The Company shall, and shall cause its Subsidiaries and Representatives to, immediately (i) cease and terminate, or cause to be terminated, any and all discussions, solicitations, encouragements or negotiations with any Person conducted heretofore with respect to an Acquisition Proposal or any inquiry, proposal or request for information that may reasonably be expected to lead to an Acquisition Proposal, (ii) terminate all physical and electronic data room access previously granted to any such Person or its Representatives, and (iii) request (or, to the extent the Company is contractually permitted to do so, require) the return or destruction of all copies of confidential information previously provided to such Persons by or on behalf of the Company, its Subsidiaries or Representatives. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.01, subject to Section 6.06(b), the Company shall not, and shall cause its Subsidiaries and Representatives not to, directly or indirectly, (i) solicit, initiate, cause or knowingly facilitate or encourage (including by way of furnishing information) the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute or may reasonably be expected to lead to any Acquisition Proposal, or engage in any discussions or negotiations with respect thereto or otherwise cooperate with or assist or participate in, or knowingly facilitate or encourage, any such inquiries, proposals, discussions or negotiations, or resolve to or publicly propose to take any of the foregoing actions, (ii) approve or recommend, or resolve to or publicly propose to approve or recommend, any Acquisition Proposal or enter into any merger agreement, agreement-in-principle, letter of intent, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar agreement relating to an Acquisition Proposal or enter into any letter of intent, agreement or agreement-in-principle requiring the Company (whether or not subject to conditions) to abandon, terminate or fail to consummate the Merger or (iii) (A) withdraw, modify or qualify in a manner adverse to Parent or Merger Sub the Company Board Recommendation or the approval or declaration of advisability by the Company Board of this Agreement and the Transactions (including the Merger) or (B) approve or recommend, or resolve to or publicly propose to approve or recommend, any Acquisition Proposal (any action described in clause (A) or (B) being referred to as an “Adverse Recommendation Change”).

(b) Notwithstanding anything to the contrary contained in Section 6.06(a), if at any time following the date of this Agreement and prior to the Effective Time, (i) the Company has received from a third party a written, bona fide Acquisition Proposal, (ii) a breach by the Company of this Section 6.06 has not contributed to the making of such Acquisition Proposal, (iii) the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (iv) after consultation with its outside counsel, the Company Board determines in good faith that failure to take such action would be inconsistent with its fiduciary duties to the Company Stockholders under applicable Law, then the Company may, subject to clauses (x), (y) and (z) below, (A) furnish confidential information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided, however, that the Company (x) will not, and will not allow its Representatives to, disclose any non-public information to such Person unless the Company first enters into an Acceptable Confidentiality Agreement with such Person, (y) will promptly (and in any event within 24 hours) provide to Parent notice of its intention to enter into such Acceptable Confidentiality Agreement and (z) will provide to Parent prior to or substantially concurrent with the time it is provided to such Person any non-public information not previously provided to Parent. Notwithstanding anything to the contrary contained in Section 6.06(a) or in this Section 6.06(b), the Company may, following the receipt of an Acquisition Proposal or an inquiry, proposal or request for information that may reasonably be expected to lead to an Acquisition Proposal, contact the Person that has made such Acquisition Proposal, inquiry, proposal or request to clarify the terms and conditions thereof solely to the extent necessary to enable the Company Board to determine whether such Acquisition Proposal, inquiry, proposal or request constitutes or is reasonably likely to lead to, or result in, a Superior Proposal, and to inform such Person of the provisions of this Section 6.06.

(c) From and after the date of this Agreement and prior to the Effective Time, the Company shall promptly (and in any event within 24 hours) notify Parent, orally and in writing, in the event that the Company or any of its Subsidiaries or Representatives receives (i) any Acquisition Proposal or indication by any Person that it is considering making an Acquisition Proposal, (ii) any request for non-public information in contemplation of an Acquisition Proposal relating to the Company or any of its Subsidiaries or (iii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal. The Company shall provide Parent promptly (and in any event within 24 hours) with the identity of such Person and a copy of such Acquisition Proposal, indication, inquiry or request (or, where such Acquisition Proposal is not in writing, a written description of the Company’s understanding of the material terms and conditions of such Acquisition Proposal, indication, inquiry or request), including any modifications thereto. The Company shall keep Parent reasonably informed on a current basis (and in any event no later than 24 hours after the occurrence of any material changes, developments, discussions or negotiations) of the status of any Acquisition Proposal, indication, inquiry or request (including the material terms and conditions thereof and of any material modification thereto), and any developments, discussions and negotiations, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Without limiting the foregoing, the Company shall promptly (and in any event within 24 hours) notify Parent orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal in accordance with Section 6.06(b) and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice. The Company shall not, and shall cause its Subsidiaries and Representatives not to, enter into any Contract with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to provide such information relating to the Company or any of its Subsidiaries to Parent, and neither the Company nor any of its Subsidiaries is currently party to any Contract that prohibits the Company from providing the information relating to the Company or any of its Subsidiaries described in this Section 6.06(c) to Parent. The Company (i) shall not, and shall cause its Subsidiaries not to, terminate, waive, amend or modify any provision of, or grant permission or request under, any standstill or confidentiality agreement to which it or any of its Subsidiaries is or becomes a party and (ii) shall, and shall cause its Subsidiaries to, use reasonable best efforts to enforce the provisions of any such agreement.

(d) Notwithstanding anything in Section 6.06(a) to the contrary, if (i) the Company receives from a third party a written, bona fide Acquisition Proposal, (ii) a breach by the Company of this Section 6.06 has not contributed to the making of such Acquisition Proposal and (iii) the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of this Agreement which may be offered by Parent, including pursuant to clause (III) below, the Company Board may at any time prior to obtaining the Company Stockholder Approval, if it determines in good faith, after consultation with its outside counsel, that failure to take such action would be inconsistent with its fiduciary duties to the Company Stockholders under applicable Law, (x) effect an Adverse Recommendation Change and/or (y) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless (A) in advance of or concurrently with such termination the Company pays the Termination Fee to Parent in immediately available funds and (B) concurrently with or immediately thereafter such termination enters into the Alternative Acquisition Agreement; provided, further, however, that the Company Board may not effect an Adverse Recommendation Change pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) unless (I) the Company shall not have breached this Section 6.06, (II) the Company shall have provided prior written notice to Parent, at least five Business Days in advance (the “Notice Period”), of its intention to take such action with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal), and shall have contemporaneously provided to Parent a copy of any proposed definitive agreement(s) with respect to such Superior Proposal (the “Alternative Acquisition Agreement”), (III) prior to effecting such Adverse Recommendation Change or terminating this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, the Company shall, and shall cause its financial advisors, outside counsel and other Representatives to, during the Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal and (IV) following any negotiation described in the immediately preceding clause (III), such Acquisition Proposal (provided that the Company shall have complied with the provisions of the immediately following sentence) continues to constitute a Superior Proposal. In the event of any material revisions to the terms of an Acquisition Proposal after the start of the Notice Period, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.06(d) with respect to such new written notice, and the Notice Period shall be deemed to have re-commenced on the date of such new notice.

(e) Notwithstanding anything in Section 6.06(a) to the contrary, if (i) a material development or change in circumstances in the business, results of operations or financial condition of the Company and its Subsidiaries (other than and not related to an Acquisition Proposal) that was neither known to nor reasonably foreseeable by the Company Board (assuming, for such purpose, reasonable consultation with the executive officers of the Company) on or prior to the date of this Agreement occurs or arises after the date of this Agreement and prior to obtaining the Company Stockholder Approval (such development or change, an “Intervening Event”), (ii) the Intervening Event did not result or arise from a breach of any provision of this Agreement and (iii) the Company Board determines in good faith, after consultation with its outside counsel, that, in light of the existence of such Intervening Event, the failure to make an Adverse Recommendation Change would be inconsistent with its fiduciary duties to the Company Stockholders under applicable Law, the Company Board may, at any time prior to obtaining the Company Stockholder Approval, effect an Adverse Recommendation Change, provided that the Company Board shall not make an Adverse Recommendation Change in light of the existence of such Intervening Event unless (A) the Company has provided to Parent at least four Business Days prior written notice of its intention to take such action with respect to such Intervening Event, which notice shall specify, in reasonable detail, the facts underlying the Company Board’s determination that an Intervening Event has occurred and the rationale and basis for such Adverse Recommendation Change, (B) the Company shall, and shall cause its financial advisors, outside counsel and other Representatives to, during such four Business Day notice period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so as to obviate the need for an Adverse Recommendation Change as a result of the Intervening Event and (C) following any negotiation described in the immediately preceding clause (B), the Company Board determines in good faith, after consultation with its outside counsel, that the failure to make such Adverse Recommendation Change in light of such Intervening Event (taking into account any changes to the terms of this Agreement agreed to or proposed by Parent in connection with the negotiations required by the immediately preceding clause (B)) would be inconsistent with its fiduciary duties to the Company Stockholders under applicable Law. In the event of any material change in the circumstances of such Intervening Event or the occurrence of another Intervening Event, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.06(e) with respect to such new written notice.

(f) The Company agrees that any violations of the restrictions set forth in this Section 6.06 by any of its Representatives shall be deemed to be a material breach of this Agreement (including this Section 6.06) by the Company.

(g) Nothing contained in this Section 6.06 shall prohibit the Company Board from taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, however, that any disclosure other than (i) a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange

Act, (ii) an express rejection of any applicable Acquisition Proposal or (iii) an express reaffirmation of the Company Board Recommendation together with a factual description of events or actions leading up to such disclosure that have been taken by the Company and that are permitted under Section 6.06 or actions taken or notices delivered to Parent by the Company that are required by Section 6.06, shall, in each case, be deemed to be an Adverse Recommendation Change (including for purposes of Section 8.01(f)).

(h) The Company shall not take any action to exempt any Person (other than Parent, Merger Sub and their respective Affiliates) from the provisions of “control share acquisitions” contained in any Anti-Takeover Law or otherwise cause such restrictions not to apply, in each case unless such actions are taken simultaneously with a termination of this Agreement pursuant to Section 8.01(h).

Section 6.07. Employee Matters.

(a) From the Effective Time until December 31, 2018, Parent shall cause the compensation and benefits package provided to each employee of the Company and its Subsidiaries as of the Effective Time (each, a “Company Employee”) to be no less favorable in the aggregate than the compensation and benefits package, in the aggregate, provided to such Company Employee as of immediately prior to the Effective Time pursuant to the Plans listed on Section 4.12(a) of the Company Disclosure Letter, including for purposes of this comparison any defined benefit plans listed on Section 4.12(d)(i) of the Company Disclosure Letter and any retiree medical benefits listed on Section 4.12(g) of the Company Disclosure Letter, and excluding for purposes of this comparison any equity-based compensation and change of control, sale or similar bonuses provided by the Company and its Subsidiaries prior to the Effective Time.

(b) For purposes of eligibility, vesting and, solely with respect to severance and vacation, level of benefit entitlement (but in no event for purposes of benefit accrual or eligibility for retiree medical or other retiree welfare benefits) under the Parent Benefit Programs, each Company Employee shall, subject to applicable Law and applicable Tax qualification requirements, be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Plans in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits.

(c) For purposes of each Parent Benefit Program providing medical, dental, pharmaceutical or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such Parent Benefit Program to be waived for such Company Employee and his or her covered dependents, unless such conditions would not have been waived under a similar Plan in which such Company Employee participated immediately prior to the Effective Time and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents under the Plans during the portion of the plan year of the Parent Benefit Program ending on the date such employee’s participation in the corresponding Parent Benefit Program begins to be taken into account under such Parent Benefit Program for purposes of satisfying all deductible and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Parent Benefit Program.

(d) At Parent’s election, the Company shall terminate, effective as of the day immediately preceding the Effective Time, any and all 401(k) Plans sponsored or maintained by the Company. In such event, Parent shall receive from the Company evidence that the Company’s Plan(s) and/or program(s) have been terminated pursuant to resolutions of the Company Board or a committee thereof (the form and substance of which shall be subject to review and approval of Parent), effective as of the day immediately preceding the Effective Time. As soon as practicable following the Effective Time, Parent shall permit each Company Employee who is a participant in any terminated 401(k) Plan(s) to roll over his or her account balance(s) and outstanding loan balance(s), if any, thereunder into a Parent Benefit Program that is intended to qualify under Section 401(k) of the Code.

(e) From and after the date of this Agreement, the Company will notify Parent reasonably promptly of any notice or other communication received by the Company or any of its Subsidiaries from the PBGC regarding any defined benefit pension plan of the Company or any of its Subsidiaries, and the Company will consult with Parent with respect to any responsive communications with the PBGC or its representatives and will not enter into any Contract with the PBGC without Parent’s prior consent.

(f) Parent acknowledges and agrees that (i) the Surviving Corporation will honor the terms of all Plans, as in effect at the Effective Time, subject to the right of the Surviving Corporation to amend, modify or terminate such Plans to the extent permitted by the terms thereof, and (ii) the Transactions shall constitute a “change of control” “change in control” or similar event, as applicable, under the terms of the Plans listed on Section 6.07(f) of the Company Disclosure Letter.

(g) Notwithstanding the foregoing, nothing contained in this Section 6.07 shall (i) be treated as an amendment or establishment of any particular Plan, Parent Benefit Program or any other benefit or compensation arrangement of Parent, the Company or their respective Affiliates, (ii) give any third party any right to enforce the provisions of this Section 6.07 or (iii) require Parent, the Company or any of their respective Affiliates to (A) maintain any particular Plan or Parent Benefit Program or (B) retain the employment of any particular employee.

Section 6.08. Directors’ and Officers’ Indemnification and Insurance of the Surviving Corporation.

(a) To the fullest extent permitted by applicable Law, Parent shall cause the Surviving Corporation to honor all of the Company’s obligations to indemnify and hold harmless each person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time an officer or director of the Company or any of its Subsidiaries (each an “Indemnified Party”) as provided in the Company Certificate or Company Bylaws, in each case, as in effect on the date of this Agreement, or pursuant to any other agreements in effect on the date of this Agreement, accurate and complete copies of which have been made available to Parent and are listed in Section 6.08(a) of the Company Disclosure Letter, including provisions relating to the advancement of expenses incurred in the defense of any Action or as permitted under applicable Law. Parent’s obligation under this Section 6.08(a) shall survive the Merger and shall remain in full force and effect for a period of not less than six years after the Effective Time. During such period, Parent shall guarantee the obligations of the Surviving Corporation with respect to any and all amounts payable under this Section 6.08.

(b) In addition to Parent’s indemnification obligations pursuant to Section 6.08(a) above, prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to, purchase a “tail” officers’ and directors’ liability insurance policy, which by its terms shall survive the Merger and shall provide each Indemnified Party with coverage for not less than six years following the Effective Time on terms and conditions no less favorable than the terms of the directors’ and officers’ liability insurance policy currently maintained by the Company (a correct and complete copy of which has been delivered to Parent) (the “D&O Insurance”) in respect of actions or omissions of such officers and directors prior to the Effective Time in their capacities as such; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend more than 300% of the current annual premium paid by the Company for such policy to purchase the “tail” policy (the “Maximum Amount”); provided, further, however, that if the amount of the annual premiums necessary to procure such insurance coverage exceeds the Maximum Amount, Parent shall spend up to the Maximum Amount to purchase such lesser coverage as may be obtained with such Maximum Amount. The Indemnified Parties may be required to make reasonable application and provide reasonable and customary representations and warranties to applicable insurance carriers for the purpose of obtaining such insurance.

(c) The obligations of Parent and the Surviving Corporation under this Section 6.08 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 6.08 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 6.08 applies shall be third party beneficiaries of this Section 6.08, each of whom may enforce the provisions of this Section 6.08).

Section 6.09. Further Action; Efforts.

(a) Prior to the Effective Time, each of the Parties shall use its reasonable best efforts to obtain any consents, approvals or waivers of Governmental Authorities, and of third parties with respect to any Contracts to which such Party or any of its Subsidiaries is a party, as may be necessary for the consummation of the Transactions or required by the terms of any Contract as a result of the execution, performance or consummation of the Transactions. Subject to the terms and conditions of this Agreement, prior to the Effective Time, each Party shall, as promptly as practicable, use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions prior to the Outside Date. In furtherance and not in limitation of the foregoing, each Party shall (i) make all filings required under the HSR Act as promptly as practicable but in no event later than 10 Business Days after the date of this Agreement, (ii) use reasonable best efforts to obtain as promptly as practicable the termination or expiration of any waiting period under the HSR Act prior to the Outside Date, (iii) cooperate and consult with each other in (A) determining which material consents, approvals, permits, notices or authorizations are required to be obtained prior to the Effective Time from Governmental Authorities in connection with the execution and delivery of this Agreement and related agreements and consummation of the Transactions and (B) timely seeking all such consents, approvals, permits, notices or authorizations.

(b) In connection with, and without limiting, the efforts referenced in Section 6.09(a), each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, will (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) keep the other party reasonably and promptly informed of any communication received by such Party (including, to the extent not prohibited by Law, providing copies of all written correspondence) from, or given by such Party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding the Transactions and (iii) permit the other Party to review any communication to be given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any other Governmental Authority or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority or other Person, give the other Party the opportunity to attend and participate in such meetings and conferences.

(c) In furtherance and not in limitation of the covenants of the Parties contained in Section 6.09(a) and Section 6.09(b), but subject to the provisions of Section 6.09(e), if any objections are asserted with respect to the Transactions under any Antitrust Law or if any suit is instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Authority or any private party challenging any of the Transactions as violative of any Antitrust Law or which would otherwise prevent, materially impede or materially delay the consummation of the Transactions, each Party shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the Transactions prior to the Outside Date, including in order to resolve such objections or suits which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions.

(d) In the event that any administrative or judicial Action is instituted (or threatened to be instituted) by a Governmental Authority or private party challenging the Merger or any other Transaction, each Party shall cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions. Parent shall be entitled to direct the defense of the Merger or any other Transactions, or negotiations with, any Governmental Authority or other Person relating to the Merger or regulatory filings under applicable Antitrust Law, subject to the provisions of Section 6.09(a), (b), (c) and (e).

(e) The Parties acknowledge that Parent shall control and direct, and the Company will reasonably cooperate with such direction and control, regarding the filings, strategies, process, negotiation of settlements (if any), and related Actions and proceedings contemplated by this Section 6.09. Notwithstanding anything in this Agreement to the contrary, (i) nothing in this Section 6.09 shall limit a Party’s right to terminate this Agreement pursuant to Section 8.01 and (ii) nothing in this Agreement shall obligate any Party or any of their respective Affiliates to agree to (and, without the prior written consent of Parent, in no event shall the Company or any of its Subsidiaries agree to) (A) sell, hold separate or otherwise dispose of all or a portion of its respective business, assets or properties, or conduct its business in a specified manner, (B) pay any amounts (other than the payment of filing fees and expenses and fees of counsel), or grant any counterparty to any Contract any accommodation or other concession, (C) commence or defend any Action or claim in respect of any threatened Action, (D) limit in any manner whatsoever the ability of such entities to conduct, own, operate or control any of their respective businesses, assets or properties or of the businesses, properties or assets of the Company and its Subsidiaries or (E) waive any of the conditions set forth in ARTICLE VII of this Agreement.

Section 6.10. Public Announcements. The Parties agree that the initial press release(s) to be issued with respect to the execution of this Agreement shall be in a form mutually agreed to by Parent and the Company. Thereafter, each of Parent and the Company agree that no public release, announcement, press conference, conference call with investors or analysts or other public statement concerning this Agreement or the Transactions (or that could reasonably be expected to relate to this Agreement or the Transactions) will be issued, held or made by any Party or its Subsidiaries without prior consultation with and the prior consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law or the rules or regulations of either the NYSE or NASDAQ, as applicable, in which case the Party required to make the release or announcement will use its commercially reasonable efforts to allow the other Party reasonable time to comment on such release or announcement in advance of such issuance, and the relevant Party will consider such comments in good faith.

Section 6.11. Anti-Takeover Laws. If any Anti-Takeover Law is or may become applicable to any Transaction, (a) the Parties shall use reasonable best efforts to take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and (b) the Company Board shall take all actions necessary to render such statutes inapplicable to any Transaction.

Section 6.12. Securityholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any securityholder litigation against the Company and/or its directors relating to the Transactions, and no such settlement shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld or delayed).

Section 6.13. Notification of Certain Matters. The Company shall give prompt notice to Parent and Merger Sub and Parent and Merger Sub shall give prompt notice to the Company of (a) any written notice or other communication received from any Person alleging that the consent of such Person is required in connection with the Transactions, (b) any notice from any Governmental Authority in connection with the Transactions, (c) any Actions or claims commenced or, to such Party’s knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries that relate to the Transactions, (d) the discovery of any fact or circumstance, or the occurrence or non-occurrence of any event, that would cause any representation or warranty made by such Party contained in this Agreement to be, with respect to the Company, untrue or inaccurate such that the condition set forth in Section 7.02 would not be satisfied, and with respect to Parent and Merger Sub, untrue or inaccurate in any material respect, and (e) any material failure of such Party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.13 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the Party receiving such notice.

Section 6.14. Company and Parent SEC Reports.

(a) From the date of this Agreement to the Effective Time, the Company shall timely file with the SEC all Company SEC Reports required to be filed by it under the Exchange Act or the Securities Act. As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each such Company SEC Report shall fully comply with the applicable requirements of the Exchange Act and the

Securities Act, as the case may be. As of its filing date or, if amended after the date of this Agreement, as of the date of the last such amendment, each such Company SEC Report filed pursuant to the Exchange Act shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each Company SEC Report that is a registration statement, as amended or supplemented, if applicable, filed after the date of this Agreement pursuant to the Securities Act, as of the date such registration statement or amendment became effective after to the date of this Agreement, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made in light of the circumstances under which they were made, not misleading.

(b) From the date of this Agreement to the Effective Time, Parent shall timely file with the SEC all Parent SEC Reports required to be filed by it under the Exchange Act or the Securities Act. As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each such Parent SEC Report shall fully comply with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. As of its filing date or, if amended after the date of this Agreement, as of the date of the last such amendment, each such Parent SEC Report filed pursuant to the Exchange Act shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each Parent SEC Report that is a registration statement, as amended or supplemented, if applicable, filed after the date of this Agreement pursuant to the Securities Act, as of the date such registration statement or amendment became effective after to the date of this Agreement, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made in light of the circumstances under which they were made, not misleading.

Section 6.15. Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Company Shares (including Company Stock Options or any other derivative securities with respect to Company Shares) by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with the interpretive guidance set forth by the SEC.

Section 6.16. NASDAQ De-Listing. Each of the Parties will cooperate with the other Parties in taking, or causing to be taken, all actions necessary to delist the Company Shares from the NASDAQ and terminate the registration of the Company Shares under the Exchange Act.

Section 6.17. NYSE Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Share Issuance to be listed on the NYSE.

Section 6.18. Convertible Notes.

(a) Prior to the Effective Time, the Company will comply in all material respects with its obligations under the terms of the Convertible Notes Indentures governing the Convertible Notes, including the delivery of any notices required by the consummation of the Merger, and upon the direction of Parent in writing, will make elections required by the Convertible Notes Indentures regarding the settlement of the Convertible Notes in accordance therewith. The Company will, and will cause its Subsidiaries to, reasonably cooperate with Parent in the preparation, execution, delivery and filing of the necessary and appropriate documentation in connection with any actions reasonably requested by Parent and Merger Sub in connection with the preceding sentence pursuant to this Section 6.17. The Company will provide Parent with a reasonable opportunity to review and comment on any required notice filings or other documents or instruments required under the Convertible Notes Indentures. Prior to the Effective Time, the Company will promptly (and in any event within 24 hours) provide Parent with copies of any notices received by the Company from (a) a trustee under any of the Convertible Notes Indentures or (b) a counterparty to any Contract related to Indebtedness of the Company.

(b) Notwithstanding anything in this Agreement to the contrary, Parent hereby acknowledges and agrees that Parent shall not (and shall not permit any of its Subsidiaries to) settle any conversion of the 4.25% Convertible Senior Notes due 2018 following the Effective Time in any manner other than a Cash Settlement (as defined in the applicable Convertible Notes Indenture as of the date of this Agreement).

Section 6.19. Certain Tax Matters.

(a) The Parties to this Agreement adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g). None of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries shall take or cause to be taken any action that prevents or impedes, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) The Parties to this Agreement shall cooperate and use their respective reasonable best efforts to obtain the Parent Tax Opinion, the Company Tax Opinion and any Tax opinions required to be filed with the SEC in connection with the filing of the Form S-4, including by (i) delivering to the applicable counsel representation letters in substantially the forms set forth in Section 6.19(b) of the Parent Disclosure Letter and Section 6.19(b) of the Company Disclosure Letter, respectively, dated and executed as of the date the Form S-4 shall have been declared effective by the SEC or such other date(s) as determined necessary by counsel in connection with the filing of the Form S-4 or its exhibits, and (ii) delivering to the applicable counsel, dated and executed as of the dates of the Parent Tax Opinion and the Company Tax Opinion, Tax representation letters in substantially the forms set forth in Section 6.19(b) of the Parent Disclosure Letter and Section  6.19(b) of the Company Disclosure Letter, respectively.

ARTICLE VII.

CONDITIONS TO THE MERGER

Section 7.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver in writing to the extent permitted by applicable Law at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Antitrust Consents. Any applicable waiting period under the HSR Act shall have expired or been terminated.

(c) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other Order issued by any Governmental Authority or court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; nor shall there be any statute, rule, regulation or Order enacted, entered, or enforced that prevents or prohibits the consummation of the Merger.

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the SEC.

(e) NYSE Listing. The shares of Parent Common Stock to be issued to the holders of Company Shares in the Merger as contemplated by ARTICLE III shall have been approved for listing on NYSE (or any successor national securities exchange thereto), subject to official notice of issuance.

Section 7.02. Conditions to Obligations of Parent and Merger Sub. The obligations of each of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and at and as of the Closing (without regard to any qualifications therein as to materiality or Company Material Adverse Effect), as though made at and as of such time (or, if made as of a specific date, at and as of such date), except for such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided that notwithstanding the foregoing, the representations and warranties of the Company contained in Section 4.01, Section 4.02(a), Section 4.04, Section 4.05, Section 4.26, Section 4.27 and Section 4.28 shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing as though made at and as of such time (or, if made as of a specific date, at and as of such date).

(b) The Company shall have performed in all material respects all obligations and agreements contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) Since the date of this Agreement, there shall not have been any event, occurrence, condition, change, development, state of facts or circumstance that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Parent shall have received a certificate of the Company, dated as of the Closing Date, signed by the chief executive officer and chief financial officer of the Company to evidence satisfaction of the conditions set forth in Section 7.02(a), (b) and (c).

(e) Parent shall have received an opinion from Jones Day, or if Jones Day is unable or unwilling to deliver such opinion, from Latham & Watkins LLP, dated as of the Closing Date, to the effect that, on the basis of facts, representations, assumptions and exclusions set forth or referred to in such opinion, the Merger will qualify for U.S. federal income Tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code (the “Parent Tax Opinion”). In rendering such opinion, Jones Day or Latham & Watkins LLP, as applicable, shall be entitled to receive and rely upon representations, warranties and covenants of officers of Parent, Merger Sub and the Company and any of their respective Affiliates and Representatives, in each case, in form and substance reasonably satisfactory to such counsel, including Tax representation letters in substantially the forms set forth in Section 6.19(b) of the Parent Disclosure Letter and Section 6.19(b) of the Company Disclosure Letter, respectively. Each such representation letter shall be dated as of the date of such opinion.

Section 7.03. Conditions to Obligations of the Company. The obligations of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct as of the date of this Agreement and at and as of the Closing (without regard to any qualifications therein as to materiality or material adverse effect), as though made at and as of such time (or, if made as of a specific date, at and as of such date), except for such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; provided that notwithstanding the foregoing, the representations and warranties of Parent and Merger Sub contained in Section 5.01, Section 5.02, Section 5.03, Section 5.04, Section 5.05, Section 5.13 and Section 5.15 shall be true and correct as of the date of this Agreement and at and as of the Closing as though made at and as of such time (or, if made as of a specific date, at and as of such date).

(b) Each of Parent and Merger Sub shall have performed in all material respects all obligations and agreements contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) Since the date of this Agreement, there shall not have been any event, occurrence, condition, change, development, state of facts or circumstance that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) The Company shall have received a certificate of Parent, dated as of the Closing Date, signed by the chief executive officer and chief financial officer of Parent to evidence satisfaction of the conditions set forth in Section 7.03(a), (b) and (c).

(e) The Company shall have received an opinion from Latham & Watkins LLP, or if Latham & Watkins LLP is unable or unwilling to deliver such opinion, from Jones Day, dated as of the Closing Date, to the effect that, on the basis of facts, representations, assumptions and exclusions set forth or referred to in such opinion, the Merger will qualify for U.S. federal income Tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code (the “Company Tax Opinion”). In rendering such opinion, Latham & Watkins LLP or Jones Day, as applicable, shall be entitled to receive and rely upon representations, warranties and covenants of officers of Parent, Merger Sub and the Company and any of their respective Affiliates and Representatives, in each case, in form and substance reasonably satisfactory to such counsel, including Tax representation letters in substantially the forms set forth in Section 6.19(b) of the Parent Disclosure Letter and Section 6.19(b) of the Company Disclosure Letter, respectively. Each such representation letter shall be dated as of the date of such opinion.

ARTICLE VIII.

TERMINATION, AMENDMENT AND WAIVER

Section 8.01. Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, whether before or after obtaining the Company Stockholder Approval, as follows (the date of any such termination, the “Termination Date”):

(a) by mutual written consent of Parent and the Company at any time prior to the Effective Time whether before or after the Company Stockholder Approval;

(b) by either Parent or the Company, if the Effective Time shall not have occurred on or before September 30, 2018 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to a Party whose failure to fulfill any obligation under this Agreement caused the failure of the Effective Time to occur on or before such date;

(c) by either Parent or the Company, if any Governmental Authority shall have (i) enacted, issued, promulgated or enforced any Law that makes consummation of the Merger illegal or otherwise prohibited or (ii) enacted, issued, promulgated, enforced or entered any Order which has the effect of making the consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;

(d) by Parent, if prior to the Effective Time, (i) there shall have occurred any effects, events, occurrences, developments, state of facts or changes that, individually or in the aggregate, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (ii) there shall have been a breach or inaccuracy of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, which breach or inaccuracy (A) would give rise to the failure of a condition set forth in Section 7.02(a) or Section 7.02(b) and (B) is incapable of being cured or has not been cured prior to the earlier of the Outside Date or the date that is 30 days following written notice thereof; provided, however, that neither Parent nor Merger Sub is then in material breach of any representation, warranty or covenant under this Agreement;

(e) by either Parent or the Company, if the Company Stockholder Meeting (including any adjournment or postponement thereof) has concluded, the Company Stockholders have voted and the Company Stockholder Approval was not obtained; provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(e) shall not be available to the Company if it has not materially complied with its obligations under Section 6.01 and Section 6.04;

(f) by Parent, if (i) an Adverse Recommendation Change shall have occurred, (ii) the Company Board or any committee thereof (A) shall not have rejected any Acquisition Proposal within seven days of the making public thereof (including, for these purposes, by taking no position with respect to the acceptance by the Company Stockholders of a tender offer or exchange offer, which shall constitute a failure to reject such Acquisition Proposal) or (B) shall have failed, pursuant to Rule 14e-2 promulgated under the Exchange Act or otherwise, to publicly reconfirm the Company Board Recommendation within four days after receipt of a written request from Parent that it do so if such request is made following the making by any Person of an Acquisition

Proposal or (iii) the Company shall have violated or breached in any material respect any of its obligations under Section 6.06;

(g) by the Company, if prior to the Effective Time, (i) there shall have occurred any effects, events, occurrences, developments, state of facts or changes that, individually or in the aggregate, would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (ii) there shall have been a breach or inaccuracy of any representation, warranty, covenant or agreement on the part of Parent contained in this Agreement, which breach or inaccuracy (A) would give rise to the failure of a condition set forth in Section 7.03(a) or Section 7.03(b) and (B) is incapable of being cured or has not been cured prior to the earlier of the Outside Date or the date that is 30 days following written notice thereof; provided, however, that the Company is not then in material breach of any representation, warranty or covenant under this Agreement; or

(h) by the Company prior to obtaining the Company Stockholder Approval in accordance with Section  6.06(d).

Section 8.02. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any Party hereto except that the provisions of the last sentence of Section 6.05(a), this Section 8.02, Section 8.03 and ARTICLE IX shall survive any such termination; provided, however, that, except as set forth in Section 8.03(b)(iii), nothing herein shall relieve any Party hereto from liability for any intentional breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or fraud prior to such termination.

Section 8.03. Fees and Expenses.

(a) Except as otherwise set forth in this Section 8.03, all fees and expenses incurred in connection with the Transactions, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a Party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the Transactions, shall be the obligation of the respective Party incurring such fees and expenses, whether or not the Merger is consummated, provided, however, that (i) the expenses incurred in connection with the filing and printing of the Form S-4 and Proxy Statement included therein and for mailing it to Company Stockholders shall be borne equally by the Company, on the one hand, and by Parent and Merger Sub, on the other hand and (ii) all required filing fees under the HSR Act shall be borne by Parent.

(b) In the event this Agreement shall be terminated:

(i) by (A) the Company pursuant to Section 8.01(h) or (B) Parent pursuant to Section 8.01(f), the Company shall pay to Parent the Termination Fee; or

(ii) (A) by Parent or the Company pursuant to Section 8.01(b) or by Parent pursuant to Section 8.01(d) or Section 8.01(e), (B) at or prior to the date of termination, an Acquisition Proposal shall have been made known to the Company or shall have been made directly to the Company Stockholders generally or any Person shall have publicly announced an intention to make an Acquisition Proposal (whether or not conditional or withdrawn) and (C) concurrently with such termination or within 12 months following such termination, the Company enters into an Alternative Acquisition Agreement to consummate or consummates a transaction contemplated by any Acquisition Proposal, then the Company shall pay to Parent the Termination Fee upon the earlier to occur of the Company’s entering into an Alternative Acquisition Agreement or the consummation of such Acquisition Proposal. For purposes of this Section 8.03(b)(ii), “Acquisition Proposal” shall have the meaning assigned thereto in Section 1.01 except that references in the definition to “20%” and “80%” shall be replaced by “50%”.

(c) The Company, Parent and Merger Sub each acknowledge that the agreements contained in this Section 8.03 are an integral part of the Agreement and the Transactions and that, without these agreements, the other parties hereto would not enter into this Agreement. Except with respect to Section 8.01(h), in which case the Termination Fee shall be paid by the Company in accordance with Section 6.06(d), the Termination Fee shall be paid by the Company as directed by Parent in writing in immediately available funds promptly following (and in any event within two Business Days after) the date of the event giving rise to the obligation to make such payment. In the event that the Company shall fail to pay the Termination Fee required pursuant to this Section 8.03 when due, such Termination Fee shall accrue interest for the period commencing on the date such Termination Fee became past due, at the rate of interest per annum equal to the “Prime Rate” as set forth on the date such payment became past due in The Wall Street Journal “Money Rates” column plus 350 basis points. In addition, if the Company shall fail to pay such Termination Fee when due, the Company shall also pay to Parent all of Parent’s costs and expenses (including attorneys’ fees) in connection with efforts to collect such Termination Fee.

Section 8.04. Amendment. This Agreement may be amended by the Parties by action taken by their respective boards of directors (or similar governing bodies or entities) at any time prior to the Effective Time; provided, however, that, after Company Stockholder Approval has been obtained, no amendment may be made without further stockholder approval which, by Law or in accordance with the rules of NASDAQ, requires further approval by such stockholders. This Agreement may not be amended except by an instrument in writing signed by the Parties.

Section 8.05. Waiver. At any time prior to the Effective Time, the Company, on the one hand, and Parent and Merger Sub, on the other hand, may (a) extend the time for the performance of any obligation or other act of the other, (b) waive any inaccuracy in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of the other or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Company or Parent (on behalf of Parent and Merger Sub). The waiver by any Party of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE IX.

GENERAL PROVISIONS

Section 9.01. Non-Survival of Representations and Warranties. The representations and warranties in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time.

Section 9.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by prepaid overnight courier (providing proof of delivery), by facsimile, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses, facsimile numbers or email addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Merger Sub:

Granite Construction Incorporated

585 W. Beach Street

Watsonville, California 95076

Attention: Richard Watts

Email: richard.watts@gcinc.com

with a copy (which shall not constitute notice) to:

Jones Day

2727 North Harwood

Dallas, Texas 75201

Attention: Alain Dermarkar

Email: adermarkar@jonesday.com

if to the Company:

Layne Christensen Company

1800 Hughes Landing Boulevard Ste 800

The Woodlands, TX

Attention: Steven Crooke

Email: steve.crooke@layne.com

with copies (which shall not constitute notice) to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Attention: Ryan J. Maierson

Email: ryan.maierson@lw.com

and

Stinson Leonard Street LLP

1201 Walnut Street, Suite 2900

Kansas City, Missouri 64106

Attention: Patrick J. Respeliers

Email: patrick.respeliers@stinson.com

Section 9.03. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy or the application of this Agreement to any Person or circumstance is invalid or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. To such end, the provisions of this Agreement are agreed to be severable. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.04. Entire Agreement; Assignment. This Agreement, together with the Confidentiality Agreement, the Company Disclosure Letter and the Parent Disclosure Letter, constitute the entire agreement among the Parties with respect to the subject matter hereof, and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned, whether pursuant to a merger, by operation of law or otherwise.

Section 9.05. Specific Performance. The Parties agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that money damages would not be a sufficient remedy for any breach of this Agreement, and accordingly, the Parties shall be entitled to specific performance of the terms hereof, without any requirement to post bond, in addition to any other remedy at law or equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

Section 9.06. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than the provisions of Section 6.08 (which are intended to be for the benefit of the Persons covered thereby or the Persons entitled to payment thereunder and may be enforced by such Persons).

Section 9.07. Governing Law; Forum.

(a) All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the Transactions shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws.

(b) All Actions arising out of or relating to this Agreement shall be heard and determined in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). The Parties hereby (i) submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) for the purpose of any Action arising out of or relating to this Agreement brought by any Party and (ii) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such Action is brought in an inconvenient forum, that the venue of such Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts. Each of the Parties hereto agrees that mailing of process or other papers in connection with any action or proceeding in the manner provided in Section 9.02 or such other manner as may be permitted by Law shall be valid and sufficient service of process.

Section 9.08. Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. Each of the Parties (a) certifies that no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other Parties have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 9.08.

Section 9.09. Counterparts. This Agreement may be executed and delivered (including by facsimile or other form of electronic transmission) in two or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GRANITE CONSTRUCTION INCORPORATED

By:	/s/ James H. Roberts
Name:	James H. Roberts
Title:	President and Chief Executive Officer

LOWERCASE MERGER SUB INCORPORATED

By:	/s/ Richard Watts
Name:	Richard Watts
Title:	President and Secretary

LAYNE CHRISTENSEN COMPANY

By:	/s/ Michael J. Caliel
Name:	Michael J. Caliel
Title:	President and Chief Executive Officer

Annex B

FORM OF VOTING AGREEMENT

This Voting Agreement (this “Agreement”), dated as of February 13, 2018, is among the individual or entity listed on the signature page hereto (the “Voting Stockholder”) and Granite Construction Incorporated, a Delaware corporation (“Parent”).

WHEREAS, concurrently with the execution and delivery of this Agreement, Layne Christensen Company, a Delaware corporation (the “Company”), Parent and Lowercase Merger Sub Incorporated, a Delaware corporation and wholly-owned Subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended from time to time, the “Merger Agreement”), which provides for (a) Merger Sub to be merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”) and (b) each share of common stock, par value $0.01 per share, of the Company (collectively, the “Company Shares”) (other than any Company Shares owned by Parent, Merger Sub or the Company or any wholly-owned Subsidiary of the Company), to be thereupon canceled and converted into a number of validly issued, fully paid and non-assessable shares of common stock, par value $0.01 per share, of Parent, equal to the Exchange Ratio (the “Merger Consideration”), on the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, Schedule A sets forth, as of the date of this Agreement, all the (i) Company Shares beneficially owned by the Voting Stockholder (all such Company Shares together with any Company Shares hereafter issued to or otherwise acquired or owned by the Voting Stockholder during the Agreement Period, hereinafter referred to as the “Subject Shares”) and (ii) Company Stock Options, Company RSUs and Company PSUs held by the Voting Stockholder; and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has required that the Voting Stockholder, and in order to induce Parent to enter into the Merger Agreement the Voting Stockholder has agreed to, enter into this Agreement;

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent and the Voting Stockholder hereby agree as follows:

Section 1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. In addition, for purposes of this Agreement:

(a) “Agreement” shall have the meaning set forth in the preamble.

(b) “Agreement Period” shall mean the period beginning on the date hereof and ending on the earlier of (i) the Effective Time, (ii) the Termination Date and (iii) the date this Agreement is terminated by mutual written consent of the parties hereto.

(c) “beneficial owner” or “beneficial ownership”, or phrases of similar meaning, with respect to any Company Shares, has the meaning ascribed to such term under Rule 13d-3(a) promulgated under the Exchange Act.

(d) “Company” shall have the meaning set forth in the recitals.

(e) “Company Shares” shall have the meaning set forth in the recitals.

(f) “Merger” shall have the meaning set forth in the recitals.

(g) “Merger Agreement” shall have the meaning set forth in the recitals.

(h) “Merger Consideration” shall have the meaning set forth in the recitals.

(i) “Other Voting Stockholder” shall have the meaning set forth in Section 7(d).

(j) “Parent” shall have the meaning set forth in the preamble.

(k) “Permitted Family Members” shall mean, with respect to the Voting Stockholder, the Voting Stockholder’s spouse, parents, immediate family and lineal descendants.

(l) “Permitted Transfer” means a Transfer of Subject Shares by a Voting Stockholder (i) for estate-planning purposes to (x) a trust under which the distribution of the Subject Shares transferred thereto may be made only to beneficiaries who are Permitted Family Members, (y) a corporation the shareholders of which are only the Voting Stockholder and/or Permitted Family Members or (z) a partnership the partners of which are only the Voting Stockholder and/or Permitted Family Members, (ii) in case of the death of the undersigned, by will or by the laws of intestate succession, to his or her executors, administrators, testamentary trustees, legatees or beneficiaries or (iii) to an Affiliate of such Voting Stockholder, in each case, provided that any such transferee evidences in a writing reasonably satisfactory to Parent such transferee’s agreement to be bound by and subject to the terms and provisions hereof to the same effect as the Voting Stockholder.

(m) “Subject Shares” shall have the meaning set forth in the recitals.

(n) “Transfer” shall mean, with respect to a security, the sale, transfer, pledge, hypothecation, encumbrance, assignment or disposition of such security, rights relating thereto or the beneficial ownership of such security or rights relating thereto, the offer to make such a sale, transfer, pledge, hypothecation, encumbrance, assignment or disposition, and each option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. As a verb, “Transfer” shall have a correlative meaning.

(o) “Voting Stockholder” shall have the meaning set forth in the preamble.

Section 2. No Disposition, Encumbrance or Solicitation.

(a) Except as set forth in Section 5 of this Agreement, the Voting Stockholder undertakes that, during the Agreement Period, the Voting Stockholder shall not (i) Transfer or agree to Transfer any Subject Shares, unless such Transfer is a Permitted Transfer, (ii) grant or agree to grant any proxy or power-of-attorney with respect to any Subject Shares or (iii) otherwise permit any Liens to be created on any Subject Shares. During the Agreement Period, the Voting Stockholder shall not, and shall not permit his, her or its Affiliates or any of his, her or its or their respective Representatives to, seek or solicit any such Transfer, proxy or power-of-attorney, and the Voting Stockholder agrees to notify Parent promptly, and to provide all details requested by Parent, if the Voting Stockholder or his, her or its Affiliates or any of his, her or its or their respective Representatives shall be approached or solicited by any Person with respect to any of the foregoing. Without limiting the foregoing, the Voting Stockholder shall not, and shall not permit its Affiliates or any of his, her or its or their respective Representatives to, take any other action that would make any representation or warranty of the Voting Stockholder contained herein untrue or incorrect in any material respect or in any way restrict, limit or interfere in any material respect with the performance of the Voting Stockholder’s obligations hereunder or the Transactions. Without limiting the foregoing, during the Agreement Period the Voting Stockholder (i) agrees not to engage in any transaction with respect to any of the Subject Shares with the primary purpose of depriving Parent of the intended benefits of this Agreement and (ii) undertakes that, in his, her or its capacity as a Company Stockholder, the Voting Stockholder shall not, and shall cause his, her or its Affiliates or Representatives not to, directly or indirectly, solicit, initiate, facilitate or encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any Person relating to, or otherwise facilitate, any Acquisition Proposal.

(b) During the Agreement Period, the Voting Stockholder shall not request that the Company register the Transfer (book-entry or otherwise) of any Company Share Certificates, unless such Transfer is a Permitted Transfer. The Voting Stockholder hereby authorizes Parent to direct the Company to impose stop orders to prevent the Transfer of any Company Shares on the books of the Company in violation of this Agreement.

Section 3. Voting of Subject Shares. During the Agreement Period, the Voting Stockholder undertakes that (a) at such time as the Company conducts a meeting of, or otherwise seeks a vote or consent of, the Company

Stockholders, the Voting Stockholder shall, or shall cause the holder of record on any applicable record date to, vote the Subject Shares beneficially owned by the Voting Stockholder in favor of, or provide a consent with respect to, (i) adoption of the Merger Agreement and each of the other Transactions, (ii) approval of any proposal to adjourn or postpone any meeting of Company Stockholders to a later date if there are not sufficient votes for the adoption of the Merger Agreement on the date on which such meeting is held and (iii) any other matter necessary for consummation of the Transactions that is considered at any such meeting or is the subject of any such consent solicitation and (b) at each meeting of Company Stockholders and in connection with each consent solicitation, the Voting Stockholder shall, or shall cause the holder of record on any applicable record date to, vote the Subject Shares beneficially owned by the Voting Stockholder against, and not provide consents with respect to, (i) any agreement or arrangement related to or in furtherance of any Acquisition Proposal, (ii) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its Subsidiaries, (iii) any action, proposal, transaction or agreement that would materially delay, prevent, frustrate, impede or interfere with the Merger or the other Transactions or result in the failure of any condition set forth in ARTICLE VII of the Merger Agreement to be satisfied, and (iv) any action, proposal, transaction or agreement that would result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement or of the Voting Stockholder under this Agreement. Except as otherwise set forth in or contemplated by this Agreement, the Voting Stockholder may vote the Subject Shares in its discretion on all matters submitted for the vote of stockholders of the Company or in connection with any written consent of the Company’s stockholders in a manner that is not inconsistent with the terms of this Agreement.

Section 4. Reasonable Efforts to Cooperate. The Voting Stockholder hereby consents to the publication and disclosure in the Proxy Statement and Form S-4 (and, as and to the extent otherwise required by securities Laws or the SEC or any other securities authorities, any other documents or communications provided by the Company, Parent or Merger Sub to any Governmental Authority or to securityholders of the Company) of the Voting Stockholder’s identity and beneficial ownership of Subject Shares and the nature of the Voting Stockholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by the Company or Parent, a copy of this Agreement. The Voting Stockholder will promptly provide any information reasonably requested by the Company, Parent or Merger Sub for any regulatory application or filing made or approval sought in connection with the Merger or the other Transactions (including filings with the SEC).

Section 5. Irrevocable Proxy. In furtherance of the agreements contained in Section 3 of this Agreement, for the duration of the Agreement Period the Voting Stockholder hereby irrevocably grants to and appoints Parent and each of the executive officers of Parent, in their respective capacities as officers of Parent, as the case may be, and any individual who shall hereafter succeed to any such office of Parent, and each of them individually, the Voting Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Voting Stockholder, to vote all Subject Shares beneficially owned by the Voting Stockholder that are outstanding from time to time, to grant or withhold a consent or approval in respect of the Subject Shares and to execute and deliver a proxy to vote the Subject Shares. The foregoing proxy shall be deemed to be a proxy coupled with an interest, is irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of the Voting Stockholder) and shall not be terminated by operation of Law or upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 11(d) hereof. The Voting Stockholder represents and warrants to Parent that all proxies heretofore given in respect of the Subject Shares are not irrevocable and that all such proxies have been properly revoked or are no longer in effect as of the date hereof. The Voting Stockholder hereby affirms that the irrevocable proxy set forth in this Section 5 is given by the Voting Stockholder in connection with, and in consideration of and as an inducement to, Parent entering into the Merger Agreement and that such irrevocable proxy is given to secure the obligations of the Voting Stockholder under Section 3 of this Agreement. Parent covenants and agrees with the Voting Stockholder that Parent will exercise the foregoing proxy consistent with the provisions of Section 3 of this Agreement.

Section 6. Further Action. If any further action is necessary or desirable to carry out the purposes of this Agreement, the Voting Stockholder shall take all such action reasonably requested by Parent.

Section 7. Representations and Warranties of the Voting Stockholder. The Voting Stockholder represents and warrants to Parent as to himself, herself or itself that:

(a) Authority. The Voting Stockholder has all necessary power and authority and legal capacity to execute and deliver this Agreement and perform his, her or its obligations hereunder. The Voting Stockholder, if it is a corporation, partnership, limited liability company, trust or other entity, is duly organized and validly existing and in good standing under the laws of the jurisdiction of its organization. The execution, delivery and performance of this Agreement by the Voting Stockholder and the consummation by the Voting Stockholder of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Voting Stockholder and no further proceedings or actions on the part of the Voting Stockholder are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

(b) Binding Agreement. This Agreement has been duly and validly executed and delivered by the Voting Stockholder and, assuming it has been duly and validly authorized, executed and delivered by Parent and subject to the Bankruptcy and Equity Exception, constitutes the valid and binding agreement of the Voting Stockholder, enforceable against the Voting Stockholder in accordance with its terms.

(c) No Conflict. The execution and delivery of this Agreement by the Voting Stockholder does not, and the performance of this Agreement by the Voting Stockholder will not, (i) if the Voting Stockholder is a corporation, partnership, limited liability company, trust or other entity, conflict with, result in any violation of, require any consent under or constitute a default (with notice or lapse of time or both) under the Voting Stockholder’s constituent documents, (ii) conflict with or violate any Law applicable to the Voting Stockholder or by which any property or asset of the Voting Stockholder (including the Subject Shares) is bound, (iii) result in any violation or breach of or conflict with any provisions of, or constitute (with notice or lapse of time or both) a default (or give rise to any right of purchase, termination, amendment, acceleration or cancellation) under, or result in the loss of any benefit under, or result in the triggering of any payments pursuant to, any of the terms, conditions or provisions of any contract, agreement, commitment, mortgage, bond, indenture, instrument or obligation to which the Voting Stockholder is a party or by which it or any of his, her or its respective properties or assets (including the Subject Shares) may be bound or (iv) result in the creation of a Lien on any property or asset (including the Subject Shares) of the Voting Stockholder, except, with respect to clauses (iii) and (iv), for such violations, breaches, conflicts, defaults, rights of purchase, terminations, amendments, accelerations, cancellations, losses of benefits, payments or Liens that would not reasonably be expected to materially impair the ability of the Voting Stockholder to perform his, her or its obligations hereunder or to consummate the transactions contemplated herein on a timely basis.

(d) Ownership of Shares. As of the date hereof, the Voting Stockholder is, and at all times during the Agreement Period (except in the case of a Permitted Transfer) will be, a beneficial owner of the Subject Shares. As of the date hereof, the Subject Shares together constitute all of the Company Shares beneficially owned by the Voting Stockholder. The Voting Stockholder has, and at all times during the Agreement Period (except in the case of a Permitted Transfer) will have, with respect to the Subject Shares, either (i) the sole power, directly or indirectly, to vote or dispose of the Subject Shares or (ii) the shared power, directly or indirectly, to vote or dispose of the Subject Shares together with (but only with) one or more other Company Stockholders subject to a voting agreement with Parent on terms substantially similar to the terms of this Agreement (such Stockholder, an “Other Voting Stockholder”), and as such, has, and at all times during the Agreement Period (except in the case of a Permitted Transfer) will have, the complete and exclusive power, individually or together with one or more Other Voting Stockholders, to, directly or indirectly, (x) issue (or cause the issuance of) instructions with respect to the matters set forth in Section 3 of this Agreement, (y) agree to all matters set forth in this Agreement and (z) demand and waive appraisal or dissent rights. As of the date hereof, except as set forth opposite the Voting Stockholder’s name on Schedule A, the Subject Shares are issued and outstanding and entitled to be voted at the Company Stockholder Meeting and the Voting Stockholder does not beneficially own any warrants, Company

Stock Options, Company RSUs, Company PSUs or other rights to acquire any Company Shares. Except as provided in this Agreement, the Subject Shares and all other Company Shares of which the Voting Stockholder acquires beneficial ownership during the Agreement Period shall at all times be free and clear of Liens, proxies, powers of attorney, voting trusts, options, rights of first offer or refusal or agreements (other than any Liens or proxy created by this Agreement). Except as provided in this Agreement, there are no agreements or arrangements of any kind, contingent or otherwise, to which the Voting Stockholder is a party obligating the Voting Stockholder to Transfer, or cause to be Transferred, any of the Subject Shares. Except pursuant to the Merger Agreement, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Shares.

(e) Absence of Litigation. As of the date hereof, there is no Action pending against, or, to the knowledge of the Voting Stockholder, threatened against or affecting, the Voting Stockholder or any of his, her or its properties or assets (including the Subject Shares) that would reasonably be expected to impair the ability of the Voting Stockholder to perform his, her or its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

(f) Opportunity to Review; Reliance. The Voting Stockholder has had the opportunity to review this Agreement and the Merger Agreement with counsel of his, her or its own choosing. The Voting Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Voting Stockholder’s execution, delivery and performance of this Agreement.

(g) Brokers. Except as provided in the Merger Agreement, no investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of the Voting Stockholder in his, her or its capacity as such.

Section 8. Street Name Shares. The Voting Stockholder shall deliver a letter to each financial intermediary or other Person through which the Voting Stockholder holds Subject Shares that informs such Person of the Voting Stockholder’s obligations under this Agreement and that informs such Person that such Person may not act in disregard of such obligations without the prior written consent of Parent.

Section 9. Notices of Certain Events. The Voting Stockholder shall notify Parent of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any breach of any of the representations and warranties of the Voting Stockholder set forth in this Agreement.

Section 10. Certain Adjustments. In the event of a stock split, stock dividend or distribution, or any change in the Company Shares by reason of a stock split, reverse stock split, recapitalization, combination, reclassification, readjustment, exchange of shares or the like, the terms “Subject Shares” and “Company Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in the transaction.

Section 11. Miscellaneous.

(a) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by prepaid overnight courier (providing proof of delivery), by facsimile, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses, facsimile numbers or email addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11(a)):

if to Parent:

[PARENT]

Granite Construction Incorporated

585 W. Beach Street

Watsonville, California 95076

Attention: Richard Watts

Facsimile: (831) 761-7846

Email: richard.watts@gcinc.com

with copies to:

Jones Day

2727 North Harwood

Dallas, Texas 75201

Attention: Alain Dermarkar

Facsimile: (214) 969-4866

Email: adermarkar@jonesday.com

If to the Voting Stockholder, to his, her or its address set forth under the Voting Stockholder’s name on Schedule A, with copies to:

Attention:

Facsimile:

Email:

(b) Entire Agreement; No Third Party Beneficiaries; Amendment. This Agreement constitutes the entire agreement, and supersedes all prior understandings, agreements or representations, by or among the parties hereto with respect to the subject matter hereof. This Agreement shall not confer any rights or remedies upon any Person or entity other than the parties hereto and their respective permitted successors and permitted assigns. This Agreement may only be amended by a written instrument executed and delivered by Parent and the Voting Stockholder.

(c) Assignment; Binding Effect. Neither the Voting Stockholder, on the one hand, nor Parent, on the other hand, may assign this Agreement or any of his, her or its rights, interests or obligations hereunder (whether by operation of Law or otherwise) without the prior written approval of Parent or the Voting Stockholder, as applicable, and any attempted assignment without such prior written approval shall be void and without legal effect; provided, however, that (i) Parent may assign its rights hereunder to a direct or indirect wholly-owned Subsidiary of Parent, it being understood and agreed that any such assignment shall not relieve Parent of its obligations hereunder and (ii) the Voting Stockholder may transfer Subject Shares in connection with a Permitted Transfer as provided herein. Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and permitted assigns.

(d) Termination. This Agreement shall automatically terminate and become void and of no further force or effect at the end of the Agreement Period; provided, however, that no such termination shall relieve or release the Voting Stockholder or Parent from any obligations or liabilities arising out of his, her or its breach of this Agreement prior to its termination.

(e) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy or the application of this Agreement to any Person or circumstance is invalid or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. To such end, the provisions of this Agreement are agreed to be severable. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(f) Governing Law; Forum.

(i) All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the Transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws.

(ii) All Actions arising out of or relating to this Agreement shall be heard and determined in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). The parties hereby (A) submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) for the purpose of any Action arising out of or relating to this Agreement brought by any party and (B) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts. Each of the parties hereto agrees that mailing of process or other papers in connection with any action or proceeding in the manner provided in Section 11(a) or such other manner as may be permitted by Law shall be valid and sufficient service of process.

(iii) Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. Each of the parties (A) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (B) acknowledges that it and the other hereto have been induced to enter into this Agreement and the transactions contemplated hereby, as applicable, by, among other things, the mutual waivers and certifications in this Section 11(f).

(g) Counterparts. This Agreement may be executed and delivered (including by facsimile or other form of electronic transmission) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(h) Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by or on behalf of the party incurring such cost or expense.

(i) Headings. The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(j) Interpretation. Any reference to any national, state, local or foreign Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. When a reference is made in this Agreement to Sections or Schedules, such reference shall be to a Section of or Schedule to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” In this Agreement, the Voting Stockholder of any Company Shares held in trust shall be deemed to be the relevant trust and/or the trustees thereof acting in their capacities as such trustees, in each case as the context may require to be most protective of Parent, including for purposes of such trustees’ representations and warranties as to the proper organization of the trust, their power and authority as trustees and the non-contravention of the trust’s governing instruments.

(k) No Presumption. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

(l) Specific Performance. The Voting Stockholder agrees that irreparable damage would occur in the event any provision of this Agreement were not performed by him or it in accordance with the terms hereof and that money damages would not be a sufficient remedy for any breach of this Agreement, and accordingly, Parent shall be entitled to specific performance of the terms hereof, without any requirement to post bond, in addition to any other remedy at law or equity.

(m) No Limitation on Actions as Director or Officer. No Person executing this Agreement (or designee or Representative of such Person) who has been, is or becomes during the term of this Agreement a director or officer of the Company shall be deemed to make any agreement or understanding in this Agreement in such Person’s capacity as a director or officer of the Company. The parties hereto acknowledge and agree that this Agreement is entered into by the Voting Stockholder solely in its capacity as the beneficial owner of Subject Shares and nothing in this Agreement shall (a) restrict in any respect any actions taken by the Voting Stockholder or its designees or Representatives who are a director or officer of the Company solely in his or her capacity as a director or officer of the Company or (b) be construed to prohibit, limit or restrict such Voting Stockholder from exercising its fiduciary duties as a director or officer of the Company. For the avoidance of doubt, nothing in this Section 11(m) shall in any way modify, alter or amend any of the terms of the Merger Agreement.

(n) Non-Survival. The representations and warranties of the Voting Stockholder contained herein shall not survive the closing of the transactions contemplated hereby and by the Merger Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

GRANITE CONSTRUCTION INCORPORATED

By:
Name:
Title:

[VOTING STOCKHOLDER]

By:
Name:
Title:

Schedule A

Subject Shares

Voting Stockholder	Company Shares	Company Stock Options	Company RSUs	Company PSUs
[Name]	[ ]	[ ]	[ ]	[ ]
[Address]

Annex C

February 13, 2018

Board of Directors of

Layne Christensen Company (in its capacity as such)

1800 Hughes Landing Boulevard, Ste. 800

The Woodlands, TX 77380

Gentlemen:

Greentech Capital Advisors Securities, LLC (“Greentech” or “we”) has been advised that Layne Christensen Company (the “Company”) is considering entering into an Agreement and Plan of Merger (the “Merger Agreement”) with Granite Construction Inc. (“Parent”), which provides, among other things, for the merger of Merger Sub with and into the Company (the “Merger”) with the Company continuing as the surviving entity in the Merger as a wholly-owned subsidiary of Parent. As a result of the Merger, each outstanding share of the Company’s common stock, par value $0.01 per share (“Company Common Stock”), other than shares of Company Common Stock owned by the Company as treasury stock, or shares that are owned directly or indirectly by Parent, Merger Sub or any wholly-owned subsidiary of the Company, Parent or Merger Sub, shall be converted solely into the right to receive 0.270 shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) (such number of shares of Parent Common Stock to be issued upon conversion of each share of Company Common Stock, the “Exchange Ratio”). The Merger and the other transactions contemplated by the Merger Agreement and other related transaction documents are referred to herein collectively as the “Transaction.” The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

The Board of Directors of the Company in its capacity as such (the “Board”) has requested Greentech’s opinion (our “Opinion”), as investment bankers, as to the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio to the holders of Company Common Stock (excluding shares owned by the Company as treasury stock, or shares that are owned directly or indirectly by Parent, Merger Sub or any wholly-owned subsidiary of the Company, Parent or Merger Sub).

In rendering our Opinion, we have, among other things:

1.	discussed the Transaction and related matters with the Company’s counsel and reviewed the financial terms and conditions of the Transaction as set forth in a draft of the Merger Agreement, dated February 13, 2018, such draft being the last draft of the Merger Agreement made available to us;

2.	reviewed annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended January 31, 2017 and of Parent for the five years ended December 31, 2016;

3.	reviewed certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Parent;

4.	reviewed certain other communications from the Company and Parent to their respective stockholders;

5.	reviewed certain other publicly available information concerning the Company and Parent;

6.	reviewed certain non-publicly available information concerning the Company and Parent, including certain internal financial analyses and forecasts for the Company prepared by its management, and

Board of Directors

Layne Christensen Company

February 13, 2018

certain internal financial analyses and forecasts for Parent prepared by its management, in each case, as approved for our use by the Company (collectively, the “Forecasts”) and held discussions with the managements of the Company and Parent, as applicable, regarding such Forecasts and the financial and operational performances and outlooks of the Company and Parent;

7.	reviewed prices and trading activity of Company Common Stock and Parent Common Stock;

8.	reviewed certain publicly available research analyst reports for the Company and Parent;

9.	reviewed and analyzed certain publicly available financial and stock market data relating to selected publicly traded companies that we deemed relevant to our analysis;

10.	reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that we considered relevant to our analysis;

11.	participated in certain discussions and negotiations between representatives of the Company and Parent;

12.	conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our Opinion; and

13.	taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in valuation and our knowledge of the Company’s and the Parent’s industries generally.

In rendering our Opinion, we have, with your consent, relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was made available, supplied or otherwise communicated to Greentech by or on behalf of the Company or Parent, or that was otherwise reviewed by Greentech, including, without limitation, publicly available information, and have not assumed any responsibility for independently verifying any of such information. Greentech has relied on such information being complete and correct in all material respects and has further relied upon the assurances of the managements of the Company and Parent, as applicable, that, to their knowledge, such information does not contain any material omissions or misstatements of material fact. With respect to the Forecasts supplied to us by the Company and Parent, we have assumed, at the direction of the Company, that they were reasonably prepared on the basis reflecting the best currently available estimates and good faith judgments of the management of the Company and the management of Parent, respectively, as to the future operating and financial performance of the Company and Parent, respectively, and that they provided a reasonable basis upon which we could form our Opinion. The Forecasts were not prepared with the expectation of public disclosure and they are based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the Forecasts. Greentech has relied on the Forecasts as provided without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

We have also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company or Parent since the date of the last financial statements and other financial information of the Company or Parent, respectively, made available to or reviewed by us. We did not make or obtain any independent evaluation, appraisal or physical inspection of the Company’s or Parent’s assets or liabilities, respectively, nor have we been furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Greentech assumes no responsibility for their accuracy.

Board of Directors

Layne Christensen Company

February 13, 2018

We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Transaction will be satisfied without any material waiver, amendment or delay. In addition, we have assumed that the definitive Merger Agreement will not differ materially from the draft we reviewed. We have also assumed that the Transaction will be consummated substantially on the terms and conditions described in the Merger Agreement, without any adjustment to the Exchange Ratio or waiver of material terms or conditions by any party thereto, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Transaction will not have an adverse effect on the Company, Parent, Merger Sub or the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed that the Company has relied upon the advice of its counsel, independent accountants and other advisors (other than Greentech) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to the Company, Parent, Merger Sub, the Transaction and the Merger Agreement.

Our Opinion is limited to whether the Exchange Ratio is fair to the holders of Company Common Stock (excluding shares owned by the Company as treasury stock, or shares that are owned directly or indirectly by Parent, Merger Sub or any wholly-owned subsidiary of the Company, Parent or Merger Sub), from a financial point of view, and does not address any other terms, aspects or implications of the transactions contemplated by the Merger Agreement, including, without limitation, the form or structure of the Transaction, any consequences of the Transaction on the Company, Parent, or their respective stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the transactions contemplated by the Merger Agreement or otherwise. Our Opinion also does not consider, address or include: (i) the legal, tax or accounting consequences of the Transaction on the Company, Parent or their respective securityholders; (ii) the fairness of the amount or nature of any compensation to any of the Company’s or Parent’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of Company Common Stock, (iii) the fairness of the Transaction to holders of any class of securities of the Company other than the holders of Company Common Stock (excluding shares owned by the Company as treasury stock, or shares that are owned directly or indirectly by Parent, Merger Sub or any wholly-owned subsidiary of the Company, Parent or Merger Sub), or any class of securities of any other party to any transaction contemplated by the Merger Agreement; (iv) any advice or opinions provided by any other advisor to the Company or Parent; (v) the treatment of, or effect of the Transaction on, any securities of the Company (including, without limitation, any Company Equity Awards) or Parent other than Company Common Stock, or the holders of any such securities; or (vi) any other strategic alternatives currently (or which have been or may be) contemplated by the Board or the Company. Furthermore, we are not expressing any opinion herein as to the prices, trading range or volume at which Company Common Stock or Parent Common Stock will trade following public announcement or consummation, as applicable, of the Transaction.

Our Opinion is necessarily based on economic, market, financial and other conditions as they exist as of the date of this Opinion, and on the information made available to us by or on behalf of the Company, Parent or their respective advisors, or information otherwise reviewed by Greentech, as of the date of this Opinion. It is understood that subsequent developments may affect the conclusion reached in this Opinion and that Greentech does not have any obligation to update, revise or reaffirm this Opinion. Our Opinion is for the information of, and directed to, the Board (in its capacity as such) for its information and assistance in connection with its consideration of the Transaction and may not be used for any other purpose. Our Opinion does not constitute a recommendation to the Board as to how the Board should vote on the Transaction or to any stockholder of the

Board of Directors

Layne Christensen Company

February 13, 2018

Company as to how any such stockholder should vote at any stockholders’ meeting at which the Transaction is considered, or whether or not any stockholder of the Company should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Transaction or exercise any dissenter’s or appraisal rights that may be applicable to such stockholder. In addition, the Opinion does not compare the relative merits of the Transaction with any other alternative transactions or business strategies which may have been available to the Company and does not address the underlying business decision of the Board or the Company to proceed with or effect the Transaction.

We have not considered any potential legislative or regulatory changes currently being considered by the United States Congress, the Securities and Exchange Commission (the “SEC”), or any other regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board. Our Opinion does not in any way address the solvency or financial condition of the Company, Parent or any other participant in the Transaction.

Greentech, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, private placements and valuations for estate, corporate and other purposes. In the ordinary course of our business, we and our affiliates may actively trade the securities of the Company or Parent for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. We have acted as financial advisor to the Company and will receive a fee upon the delivery of this Opinion that is not contingent upon consummation of the Transaction. Greentech will also receive an additional advisory fee contingent upon consummation of the Transaction. The Company has agreed to indemnify us for certain liabilities arising out of our engagement and to reimburse us for all reasonable expenses incurred in connection with our engagement. There are no material relationships that existed during the two years prior to the date of this Opinion or are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Greentech and any party to the Transaction. Greentech may seek to provide investment banking services to Parent or its affiliates (including the Company) in the future, for which we would seek customary compensation.

Our Opinion may not be disseminated, quoted, reproduced, summarized, described or referred to or disclosed to any other person, nor shall any public reference to Greentech be made, provided that the Company or Parent may, without our prior written consent, include the full text of this letter in any proxy statement or registration statement filed by the Company or Parent with the SEC in connection with the Transaction.

This Opinion was reviewed and approved by Greentech’s Fairness Opinion Committee.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock (excluding shares owned by the Company as treasury stock, or shares that are owned directly or indirectly by Parent, Merger Sub or any wholly-owned subsidiary of the Company, Parent or Merger Sub).

Very truly yours,

GREENTECH CAPITAL ADVISORS SECURITIES, LLC

/s/ Robert A. Schultz
Robert A. Schultz
Partner and Authorized Signatory

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